

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

THE REPUBLIC OF ITALY
(Name of Registrant)

The Republic of Italy	0000052782
Exact name of registrant as specified in charter	Registrant CIK Number
Form 18-K Annual Report of the Republic of Italy for the year end December 31, 2006	Registration Statement No. 333-111482
Electronic report, schedule or registration statement of which the documents are a part (give period of report)	SEC file number, if available

Skadden, Arps, Slate, Meagher & Flom (UK) LLP
Name of Person Filing the Document (If other than the Registrant)

Name and address of Authorized Agent of the Registrant in the United States to receive notices and communications from the Securities and Exchange Commission:

THE HONORABLE GIOVANNI CASTELLANETA
Italian Ambassador to the United States
3000 Whitehaven Street, N.W.
Washington, D.C. 20008

It is requested that copies of notices and communications from the Securities and Exchange Commission be sent to:

RICHARD A. ELY, ESQ
Skadden, Arps, Slate, Meagher & Flom (UK) LLP
40 Bank Street,
Canary Wharf
London E14 5DS
England

Filing under Form SE, pursuant to the Securities Exchange Act of 1934 and Rule 306(c) of Regulation S-T.

SIGNATURE

The Registrant has duly caused this Form SE to be signed on its behalf by the undersigned, thereunto duly authorized, in Rome, Italy on April 23 , 2008.

REPUBLIC OF ITALY

By: 

Name: Dott.ssa Maria Cannata

Title: Director General – Treasury Department – Direction II
Ministry of Economy and Finance

EXHIBIT INDEX

Exhibit	Description	Page No.
(c)	Update to the Program Document for 2008-2011 (*Nota di Aggiornamento al Documento di Programmazione Economico-Finanziaria per gli anni 2008-2011*) and Annual Program Report for 2008 (*Relazione Previsionale e Programmatica per il 2008*), each dated September 28, 2007	5

Exhibit (c)

Update to the Program Document for 2008-2011 (*Nota di Aggiornamento al Documento di Programmazione Economico-Finanziaria per gli anni 2008-2011*) and Annual Program Report for 2008 (*Relazione Previsionale e Programmatica per il 2008*), each dated September 28, 2007

654168.02-London Server 1A - MSW

Nota di Aggiornamento al Documento di Programmazione Economico-Finanziaria

Per gli anni 2008-2011

Presentata dal Presidente del Consiglio dei Ministri

Romano Prodi

e

dal Ministro dell'Economia e delle Finanze

Tommaso Padoa-Schioppa

al Consiglio dei Ministri il 28 Settembre 2007

QUADRO MACROECONOMICO

I mercati finanziari mondiali sono attualmente interessati da forti turbolenze indotte dalla crisi dei mutui *sub-prime* statunitensi. L'attività nel mercato immobiliare statunitense sta contraendosi e i prezzi delle case sono in riduzione. Le stime di crescita dell'economia americana sono state riviste al ribasso per il 2008. Sebbene per il momento non ci siano evidenze di un impatto diretto sull'economia italiana, è necessario attendere il pieno dispiegarsi degli effetti della turbolenza finanziaria per una valutazione completa.

Tali elementi, parallelamente al ritocco verso il basso delle aspettative di crescita per l'anno in corso, inducono a una revisione delle stime per la crescita del prodotto interno lordo per il 2008, con lievi effetti negativi anche per gli anni successivi. La crescita del 2008 è prevista attestarsi all'1,5 per cento (1,9 per cento indicato nel DPEF 2008-2011). Anche il profilo successivo della crescita risulta lievemente più basso rispetto a quanto stimato nel DPEF a giugno: il PIL è previsto crescere mediamente attorno all'1,7 per cento e all'1,8 per cento a fine periodo.

Il quadro macro dal 2007 al 2011 viene esposto e illustrato nel dettaglio nella Relazione Previsionale e Programmatica per il 2008.

QUADRO TENDENZIALE DI FINANZA PUBBLICA PER GLI ANNI 2008-2011

L'andamento delle entrate tributarie erariali ha evidenziato nel periodo giugno-agosto una sensibile accentuazione della tendenza positiva. Il DPEF dello scorso giugno aveva inglobato nelle stime il miglioramento delle entrate emerso a quella data. La successiva evoluzione ha rafforzato tale dinamica positiva portando a valutare per il 2007 un maggior gettito tributario per circa 6 miliardi rispetto a quanto previsto nel DPEF 2008-2011. Il miglioramento conferma la tendenza emersa già dallo scorso anno di un allargamento della base imponibile, imputabile anche all'efficacia degli interventi di recupero dell'evasione fiscale adottati.

Il Governo intende intervenire nuovamente per sostenere lo sviluppo dell'economia, anche anticipando spese atte a fronteggiare emergenze produttive e finanziando investimenti in infrastrutture (Ferrovie, ANAS). Ulteriori interventi quali quelli sulla mobilità mirano a ridurre gli effetti ambientali ed economici del sistema dei trasporti. In campo sociale si prevedono interventi nell'area della fiscalità, con riguardo anche alle famiglie. Risorse vengono poi stanziate per ottemperare agli impegni nell'ambito della cooperazione e lo sviluppo economico.

L'utilizzo delle maggiori disponibilità emerse comporta una ricomposizione del conto delle Amministrazioni pubbliche, senza determinare ritardi lungo il percorso di risanamento delineato. L'indebitamento netto per l'anno in corso, incorporando gli effetti dei nuovi interventi, si colloca al 2,4 per cento del PIL, un decimo di punto in meno rispetto a quanto indicato nel DPEF.

Rispetto agli obblighi europei della procedura di disavanzo eccessivo, la correzione cumulata del saldo corretto per il ciclo e al netto delle misure una tantum nel 2006-7 soddisfa i requisiti richiesti, attestandosi a 1,8 punti percentuali di PIL nel biennio considerato, 0,2 punti percentuali in più rispetto a quanto richiesto dalla Raccomandazione Ecofin del 2005 (pari a 1,6 punti percentuali).

La tavola 2 che segue espone il quadro di finanza pubblica per gli anni 2008-2011 rivisto per tener conto sia della più recente evoluzione delle entrate e delle spese sia degli effetti delle misure adottate con decretazione d'urgenza sull'andamento tendenziale dei conti pubblici.

L'indebitamento netto tendenziale in rapporto al PIL risulta in miglioramento, riducendosi all'1,8 per cento del PIL nel 2008, per diminuire poi progressivamente nel triennio successivo fino a collocarsi all'1,0 per cento nel 2011.

TAVOLA 1: CONTO DELLA P.A. TENDENZIALE PRE D.L.* (in milioni di euro e in percentuale del PIL)

	2006	2007	2008	2009	2010	2011
ENTRATE						
Totale Entrate tributarie	432.136	458.102	474.535	488.081	504.173	520.172
- Imposte dirette	213.664	231.687	242.452	250.528	259.759	268.460
- Imposte indirette	218.250	225.532	231.727	237.520	244.384	251.682
- Imposte c/capitale	222	883	356	33	30	30
Contributi sociali	192.038	207.380	217.287	223.931	230.193	236.695
- Contributi effettivi	188.444	203.780	213.600	220.215	226.442	232.910
- Contributi figurativi	3.594	3.600	3.687	3.716	3.751	3.785
Altre entrate correnti	51.630	52.620	54.103	55.184	56.453	57.743
Entrate in c/capitale non tributarie	4.250	3.677	4.412	4.837	4.864	4.890
Totale Entrate	680.054	721.779	750.337	772.033	795.683	819.500
SPESE						
Redditi da lavoro dipendente	162.999	165.031	173.762	175.527	177.768	180.795
Consumi intermedi	119.600	124.267	127.875	131.945	134.665	139.051
Pensioni	207.001	216.010	225.520	231.620	238.530	246.130
Altre prestazioni sociali	45.992	49.040	51.590	51.720	53.400	55.950
Contributi alla produzione	13.539	15.315	14.296	14.219	14.071	14.171
Altre spese correnti netto interessi	39.894	42.487	43.744	44.724	45.785	46.493
Spese correnti al netto interessi	589.025	612.150	636.787	649.755	664.219	682.590
Interessi passivi	67.552	74.534	78.208	81.110	84.006	86.555
Totale spese correnti	656.577	686.684	714.995	730.865	748.225	769.145
- Spesa sanitaria	101.429	103.605	109.190	111.580	115.805	119.991
Spese in c/capitale	88.981	64.192	64.749	68.100	67.784	68.144
- Investimenti	33.850	40.457	41.459	42.801	42.861	42.715
Totale spese al netto interessi	678.006	676.342	701.536	717.855	732.003	750.734
Totale spese finali	745.558	750.876	779.744	798.965	816.009	837.289
Saldo primario	2.048	45.437	48.801	54.178	63.680	68.766
	0,1	2,9	3,0	3,3	3,7	3,9
Saldo di parte corrente	19.005	30.535	30.574	36.298	42.564	45.435
	1,3	2,0	1,9	2,2	2,5	2,6
Indebitamento netto	-65.504	-29.097	-29.407	-26.932	-20.326	-17.789
	-4,4	-1,9	-1,8	-1,6	-1,2	-1,0
PIL	1.475.402	1.543.824	1.605.043	1.659.615	1.717.445	1.776.298

*) D.L. adottato contestualmente alla Nota di Aggiornamento DPEF.

TAVOLA 2: CONTO DELLA P.A. TENDENZIALE POST D.L.* (in milioni di euro e in percentuale del PIL)

	2006	2007	2008	2009	2010	2011
ENTRATE						
Totale Entrate tributarie	432.136	456.354	474.535	488.081	504.173	520.172
- Imposte dirette	213.664	229.939	242.452	250.528	259.759	268.460
- Imposte indirette	218.250	225.532	231.727	237.520	244.384	251.682
- Imposte c/capitale	222	883	356	33	30	30
Contributi sociali	192.038	207.708	217.287	223.931	230.193	236.695
- Contributi effettivi	188.444	204.108	213.600	220.215	226.442	232.910
- Contributi figurativi	3.594	3.600	3.687	3.716	3.751	3.785
Altre entrate correnti	51.630	52.620	54.103	55.184	56.453	57.743
Entrate in c/capitale non tributarie	4.250	3.677	4.412	4.837	4.864	4.890
Totale Entrate	680.054	720.359	750.337	772.033	795.683	819.500
SPESE						
Redditi da lavoro dipendente	162.999	166.031	173.762	175.527	177.768	180.795
Consumi intermedi	119.600	124.419	127.875	131.945	134.665	139.051
Pensioni	207.001	216.010	225.520	231.620	238.530	246.130
Altre prestazioni sociali	45.992	49.210	51.590	51.720	53.400	55.950
Contributi alla produzione	13.539	15.350	14.296	14.219	14.071	14.171
Altre spese correnti netto interessi	39.894	43.577	43.744	44.724	45.785	46.493
Spese correnti al netto interessi	589.025	614.597	636.787	649.755	664.219	682.590
Interessi passivi	67.552	74.534	78.208	81.110	84.006	86.555
Totale spese correnti	656.577	689.131	714.995	730.865	748.225	769.145
- Spesa sanitaria	101.429	103.605	109.190	111.580	115.805	119.991
Spese in c/capitale	88.981	67.590	64.749	68.100	67.784	68.144
- Investimenti	33.850	42.231	41.459	42.801	42.861	42.715
Totale spese al netto interessi	678.006	682.186	701.536	717.855	732.003	750.734
Totale spese finali	745.558	756.720	779.744	798.965	816.009	837.289
Saldo primario	2.048	38.173	48.801	54.178	63.680	68.766
	0,1	2,5	3,0	3,3	3,7	3,9
Saldo di parte corrente	19.005	26.668	30.574	36.298	42.564	45.435
	1,3	1,7	1,9	2,2	2,5	2,6
Indebitamento netto	-65.504	-36.361	-29.407	-26.932	-20.326	-17.789
	-4,4	-2,4	-1,8	-1,6	-1,2	-1,0
PIL	1.475.402	1.543.824	1.605.043	1.659.615	1.717.445	1.776.298

*) D.L. adottato contestualmente alla Nota di Aggiornamento DPEF.

OBIETTIVI PER GLI ANNI 2008-2011

Con la presente Nota il Governo conferma sostanzialmente il quadro programmatico di finanza pubblica indicato nel DPEF 2008-2011, coerentemente con gli impegni assunti in sede europea di prosecuzione del processo di risanamento.

Per il 2008, in considerazione delle maggiori entrate fiscali connesse in larga parte a un incremento tendenziale del gettito tributario, l'entità delle risorse per fronteggiare gli impegni già sottoscritti, le prassi consolidate e eventuali nuove iniziative indicate nel DPEF viene a quantificarsi in circa 10,9 miliardi di euro, fermo restando l'obiettivo di indebitamento netto al 2,2 per cento del PIL.

Per gli anni successivi, tenuto conto di una evoluzione più favorevole dei conti pubblici di quanto prefigurato in precedenza e del profilo degli obiettivi, la manovra correttiva complessiva per gli anni 2009-2011 viene a ragguagliarsi a circa l'1,2 per cento del PIL.

TAVOLA 3: QUADRO TENDENZIALE E PROGRAMMATICO DI FINANZA PUBBLICA (in percentuale del PIL)

	2003	2004	2005	2006	2007	2008	2009	2010	2011
Indebitamento netto tendenziale:									
- DPEF (giugno 2007)	-3,5	-3,5	-4,2	-4,4	-2,5	-2,2	-1,9	-1,4	-1,3
- Aggiornamento (settembre 2007)	-3,5	-3,5	-4,2	-4,4	-1,9	-1,8	-1,6	-1,2	-1,0
D.L. 2007 e L.F. 2008:									
- Indebitamento netto post manovra	-3,5	-3,5	-4,2	-4,4	-2,4	-2,2	-1,9	-1,5	-1,2
- Pressione fiscale*	41,4	40,6	40,6	42,3	43,0	43,0	42,8	42,6	42,5
- Spesa corrente primaria*	39,1	39,3	40,0	39,9	39,8	40,0	39,3	38,8	38,6
- Avanzo primario	1,6	1,3	0,3	0,1	2,5	2,6	3,0	3,4	3,6
Indebitamento netto programmatico:									
- DPEF (giugno 2007)					-2,5	-2,2	-1,5	-0,7	0,1
- Aggiornamento (settembre 2007)					-2,4	-2,2	-1,5	-0,7	0,0
- Manovre da realizzare dal 2009							-0,4	-0,4	-0,4
- Debito pubblico	104,3	103,8	106,2	106,8	105,0	103,5	101,5	98,5	95,1

*) Stime provvisorie.

TAVOLA 4: QUADRO PROGRAMMATICO SINTETICO DELLE AMMINISTRAZIONI PUBBLICHE (in percentuale del PIL)

		2007	2008	2009	2010	2011
INDEBITAMENTO NETTO	(Agg.DPEF)	-2,4	-2,2	-1,5	-0,7	0,0
	(DPEF 2008-2011)	-2,5	-2,2	-1,5	-0,7	0,1
SALDO PRIMARIO	(Agg.DPEF)	2,5	2,6	3,4	4,2	4,9
	(DPEF 2008-2011)	2,3	2,7	3,4	4,2	4,9
INTERESSI	(Agg.DPEF)	4,8	4,9	4,9	4,9	4,8
	(DPEF 2008-2011)	4,8	4,9	4,9	4,9	4,8
INDEBITAMENTO NETTO CORRETTO *	(Agg.DPEF)	-2,3	-2,1	-1,3	-0,6	0,1
	(DPEF 2008-2011)	-2,2	-2,1	-1,4	-0,6	0,2
DEBITO	(Agg.DPEF)	105,0	103,5	101,5	98,5	95,1
	(DPEF 2008-2011)	105,1	103,2	101,2	98,3	95,0

*) Per il ciclo e al netto delle una tantum.

La correzione richiesta viene ridistribuita per ottenere un percorso di risanamento più uniforme dell'ordine di 0,4 punti percentuali di PIL di riduzione annua dell'indebitamento netto. L'indebitamento netto passa dal 2,2 per cento del PIL nel 2008 all'1,5 per cento del PIL nel 2009 e allo 0,7 per cento nel 2010 fino a raggiungere il pareggio nel 2011. L'avanzo primario, in considerazione di una evoluzione della spesa per interessi che si mantiene intorno ad un valore pari a circa il 4,9 per cento del PIL, aumenta dal 2,6 per cento del PIL del 2008 al 4,9 del 2011. Il debito in rapporto al PIL è previsto in graduale riduzione arrivando al 95,1 per cento nel 2011.

TAVOLA 5: INDICATORI DI FINANZA PUBBLICA - TENDENZIALI E OBIETTIVI (in percentuale PIL)*

	2007	2008	2009	2010	2011
Indebitamento netto tendenziale	-2,4	-1,8	-1,6	-1,2	-1,0
Interessi tendenziali	4,8	4,9	4,9	4,9	4,9
Avanzo primario tendenziale	2,5	3,0	3,3	3,7	3,9
Indebitamento netto programmatico	-2,4	-2,2	-1,5	-0,7	0,0
Interessi programmatici	4,8	4,9	4,9	4,9	4,8
Saldo corrente netto interessi programmatico	6,6	6,3	6,9	7,5	8,2
Avanzo primario programmatico	2,5	2,6	3,4	4,2	4,9
Debito pubblico tendenziale	105,0	103,1	101,2	98,8	96,3
Debito pubblico programmatico	105,0	103,5	101,5	98,5	95,1
Fabbisogno settore statale tendenziale	1,7	1,8	0,8	0,3	0,0
Fabbisogno settore statale programmatico	1,7	2,2	0,6	-0,2	-0,9
Fabbisogno settore pubblico tendenziale	2,4	2,0	1,4	1,0	0,6
Fabbisogno settore pubblico programmatico	2,4	2,4	1,2	0,4	-0,3

*) I valori tendenziali scontano gli effetti del D.L. adottato contestualmente alla Nota Aggiornamento.

TAVOLA 6: VARIAZIONE DELL'INDEBITAMENTO CORRETTO PER IL CICLO E MISURE UNA TANTUM

	2004	2005	2006	2007	2008	2009	2010	2011
Tasso di crescita del PIL a prezzi costanti	1,2	0,1	1,9	1,9	1,5	1,6	1,7	1,8
Tasso di crescita del PIL potenziale	1,3	1,2	1,5	1,5	1,5	1,5	1,6	1,7
Output gap	-0,2	-1,3	-1,0	-0,5	-0,5	-0,4	-0,4	-0,3
Componente ciclica del saldo di bilancio	-0,1	-0,7	-0,5	-0,3	-0,2	-0,2	-0,2	-0,2
Indebitamento netto	-3,5	-4,2	-4,4	-2,4	-2,2	-1,5	-0,7	0,0
Indebitamento netto corretto per il ciclo	-3,4	-3,5	-4,0	-2,1	-2,0	-1,3	-0,5	0,2
Avanzo primario corretto per il ciclo	1,4	1,0	0,6	2,7	2,9	3,6	4,4	5,0
Misure una tantum	1,3	0,6	-1,2	0,2	0,1	0,1	0,1	0,1
Saldo di bilancio al netto delle una tantum	-4,7	-4,8	-3,3	-2,5	-2,3	-1,6	-0,8	-0,1
Indebitamento netto corretto per il ciclo al netto delle una tantum	-4,6	-4,1	-2,8	-2,3	-2,1	-1,3	-0,6	0,1
Avanzo primario corretto per il ciclo al netto delle una tantum	0,1	0,4	1,8	2,6	2,8	3,6	4,3	4,9
Variazione saldo di bilancio al netto delle una tantum	-0,5	0,0	-1,5	-0,7	-0,2	-0,8	-0,8	-0,7
Variazione saldo di bilancio corretto per ciclo al netto delle una tantum	-0,5	-0,5	-1,3	-0,5	-0,2	-0,7	-0,8	-0,7

DECISIONE DI BILANCIO: GLI STRUMENTI

La decisione di bilancio 2008-2010 interviene sulle tendenze dei conti pubblici nel contesto degli indirizzi già posti con le risoluzioni parlamentari che hanno approvato il Documento di Programmazione Economico-Finanziaria 2008-2011.

La cornice generale della decisione si caratterizza per la nuova articolazione in missioni e programmi del bilancio dello Stato che si riflette, in qualche misura, anche nelle stesse modalità di presentazione del disegno di legge finanziaria. Contestualmente, viene presentato alle Camere un provvedimento d'urgenza che reca misure di semplificazione fiscale e, soprattutto, di sostegno alla spesa per investimenti. Tale provvedimento d'urgenza incide esclusivamente sui saldi di finanza pubblica dell'anno 2007.

In conformità alle risoluzioni parlamentari, il Governo collega alla decisione di bilancio i seguenti disegni di legge, in corso di preparazione:

- un disegno di legge che organizza tutte le misure necessarie a tradurre in atto l'accordo con le Organizzazioni sindacali e le Parti sociali in materia di *Welfare*, siglato il 23 luglio 2007;
- un disegno di legge che, per la parte non inclusa nel disegno di legge finanziaria, interviene sui costi della politica e sulla razionalizzazione della Pubblica Amministrazione;
- un disegno di legge che riorganizza l'intervento pubblico in materia di sostegno ai non autosufficienti e nel campo delle politiche sociali e della famiglia;
- un disegno di legge che reca interventi per la razionalizzazione e l'ammodernamento del sistema sanitario nazionale;
- un disegno di legge che reca misure organizzative e procedurali in materia di infrastrutture, ambiente e assetto e mobilità sul territorio.

Il disegno di legge in materia di *Welfare* sarà presentato entro il mese di ottobre; i restanti disegni di legge collegati saranno presentati alle Camere al più tardi entro il termine del 15 novembre p.v., come previsto dalla vigente cornice contabile.

BILANCIO PROGRAMMATICO DELLO STATO

Con la presente Nota si provvede anche ad aggiornare il livello del saldo netto da finanziare per l'anno 2008 rispetto a quello indicato nel Documento di Programmazione presentato alle Camere il 28 giugno 2007.

Il predetto Documento stimava il livello del saldo netto da finanziare programmatico per l'anno 2008 in 24 miliardi di euro.

Tale stima era formulata sulla base degli elementi riguardanti le linee della composizione della manovra e il suo impatto sul bilancio dello Stato ipotizzati al momento della predisposizione del Documento stesso.

Per l'anno 2008, il predetto livello di saldo è stato rideterminato in 34 miliardi di euro, sulla scorta dei dati del bilancio a legislazione vigente 2008 e della manovra di finanza pubblica deliberata in sede di Consiglio dei Ministri. Tale manovra, pur mantenendo inalterati gli obiettivi relativi all'indebitamento netto delle pubbliche amministrazioni in un contesto macroeconomico meno favorevole rispetto alle previsioni, presenta rilevanti modifiche nella composizione qualitativa e quantitativa tra i diversi settori di spesa che concorrono alla stessa rispetto alle ipotesi assunte nel DPEF.

In particolare si è ritenuto opportuno, per ridurre gli oneri per interessi passivi a carico della finanza pubblica e per rendere sostenibili i piani di rientro delle Regioni, prevedere l'assegnazione di liquidità a carico del bilancio dello Stato a favore delle stesse per l'estinzione di rapporti debitori già assunti da queste con il sistema bancario attraverso operazioni di cartolarizzazione e transattive, nonché degli ulteriori debiti commerciali assunti a tutto il 31 dicembre 2005 (9,1 miliardi)

Inoltre, si è reso necessario adeguare alcuni stanziamenti connessi ad impegni internazionali già sottoscritti (circa 4 miliardi).

L'emergere di tali nuove esigenze ha determinato una revisione al rialzo del saldo netto da finanziare programmatico.

Una revisione al rialzo di tale portata è già intervenuta nel settembre 2002, in sede di Nota di Aggiornamento del DPEF 2003-2006.

TAVOLA 7: BILANCIO PROGRAMMATICO DELLO STATO 2008-2010 (al netto delle regolazioni contabili. debitorie e dei rimborsi IVA, in miliardi di euro)

	Consuntivo 2006	LB 2007	LB 2007 Assestato aggiornato	2008	2009	2010	Tassi di var. medi
Entrate Tributarie	409,0	404,7	415,4	426,5	438,0	450,0	2,7
In % sul PIL	27,7	26,2	26,9	26,6	26,4	26,2	
Altre Entrate	50,7	27,6	30,9	30,5	31,0	31,0	0,8
In % sul PIL	3,4	1,8	2,0	1,9	1,9	1,8	
ENTRATE FINALI	459,7	432,3	446,3	457,0	469,0	481,0	2,6
In % sul PIL	31,2	28,0	28,9	28,5	28,3	28,0	
Spese correnti netto interessi	331,2	340,5	347,5	351,4	357,0	359,0	1,1
In % sul PIL	22,5	22,1	22,5	21,9	21,5	20,9	
Interessi	70,8	74,1	75,4	78,6	81,0	82,0	2,1
In % sul PIL	4,8	4,8	4,9	4,9	4,9	4,8	
Spese in conto capitale	36,9	40,7	45,4	61,0	47,0	48,0	-10,4
In % sul PIL	2,5	2,6	2,9	3,8	2,8	2,8	
SPESE FINALI	438,9	455,3	468,3	491,0	485,0	489,0	-0,2
In % sul PIL	29,7	29,5	30,3	30,6	29,2	28,5	
RISPARMIO PUBBLICO	55,8	15,9	21,5	25,1	29,1	38,1	
In % sul PIL	3,8	1,0	1,4	1,6	1,8	2,2	
SALDO NETTO DA FINANZIARE	20,8	-23,0	-22,0	-34,0	-16,0	-8,0	
In % sul PIL	1,4	-1,5	-1,4	-2,1	-1,0	-0,5	
AVANZO PRIMARIO	91,6	51,1	53,4	44,6	65,0	74,0	
In % sul PIL	6,2	3,3	3,5	2,8	3,9	4,3	
SALDO BILANCIO ESCLUSE PARTITE FINANZIARIE	22,9	-22,6	-21,6	-24,4	-15,5	-7,5	
In % sul PIL	1,6	-1,5	-1,4	-1,5	-0,9	-0,4	
PIL ai prezzi di mercato	1.475,4	1.543,8	1.543,8	1.605,0	1.659,6	1.717,4	



Ministero dell'Economia e delle Finanze

L'Economia italiana nel 2008

Relazione Previsionale e Programmatica

E' possibile scaricare la
RELAZIONE PREVISIONALE
E PROGRAMMATICA
dai Siti Internet: www.mef.gov.it
www.dt.tesoro.it

ISSN: 1594-7726



Relazione Previsionale e Programmatica per il 2008

Presentata dal Ministro dell'Economia e delle Finanze

Tommaso Padoa-Schioppa

il 28 settembre 2007

INDICE

INDICE DELLE TAVOLE

INDICE DELLE FIGURE

I. SINTESI

I mercati finanziari mondiali sono attualmente interessati da forti turbolenze indotte dalla crisi dei mutui *sub-prime* statunitensi. Nel 2008, l'economia statunitense crescerà meno di quanto previsto solamente due mesi fa. Sebbene al momento non ci siano evidenze di un impatto diretto sull'economia italiana, è necessario attendere il pieno dispiegarsi degli effetti della turbolenza finanziaria per una valutazione completa.

Tali elementi, parallelamente al ritocco verso il basso delle aspettative di crescita per l'anno in corso, inducono a una revisione delle stime per la crescita del prodotto interno lordo per il 2008, con lievi effetti negativi anche per gli anni successivi. La crescita del 2008 è prevista attestarsi all'1,5 per cento (1,9 per cento indicato nel DPEF 2008-2011). Anche il profilo successivo della crescita risulta lievemente più basso rispetto a quanto stimato nel DPEF a giugno: il PIL è previsto crescere mediamente attorno all'1,7 per cento e all'1,8 per cento a fine periodo.

Sul fronte dei conti pubblici si rileva una evoluzione più favorevole, determinata da una sensibile accentuazione della tendenza positiva delle entrate. Il DPEF aveva inglobato nelle stime il miglioramento delle entrate emerso a quella data. La successiva evoluzione ha rafforzato tale dinamica positiva portando a valutare per il 2007 un maggior gettito tributario per circa 6 miliardi rispetto a quanto previsto nel DPEF. Il miglioramento conferma la tendenza emersa già dallo scorso anno di un allargamento della base imponibile, imputabile anche all'efficacia degli interventi di recupero dell'evasione fiscale adottati.

Il Governo intende intervenire per sostenere lo sviluppo dell'economia, anche anticipando spese atte a fronteggiare emergenze produttive e finanziando investimenti in infrastrutture (Ferrovie e ANAS). Ulteriori interventi quali quelli sulla mobilità mirano a ridurre gli effetti ambientali ed economici del sistema dei trasporti. In campo sociale si prevedono interventi nell'area della fiscalità, con riguardo anche alle famiglie. Risorse vengono poi stanziate per ottemperare agli impegni nell'ambito della cooperazione e lo sviluppo economico.

L'utilizzo delle maggiori disponibilità emerse comporta una ricomposizione del conto delle Amministrazioni pubbliche, senza determinare ritardi lungo il percorso di risanamento delineato. L'indebitamento netto per l'anno in corso, incorporando gli effetti dei nuovi interventi, si colloca al 2,4 per cento del PIL, un decimo di punto in meno rispetto a quanto indicato nel DPEF.

La tavola che segue espone il quadro di finanza pubblica per gli anni 2008-2011 rivisto per tener conto sia della più recente evoluzione delle entrate e delle spese, sia degli effetti delle misure adottate con decretazione d'urgenza sull'andamento tendenziale dei conti pubblici.

L'indebitamento netto tendenziale in rapporto al PIL risulta in miglioramento, riducendosi all'1,8 per cento nel 2008 e diminuendo progressivamente nel triennio successivo fino a raggiungere l'1,0 per cento nel 2011.

Per gli anni 2008-2011, il quadro programmatico di finanza pubblica indicato nel DPEF viene sostanzialmente confermato, coerentemente con gli impegni assunti in sede europea di prosecuzione del processo di risanamento.

Per il 2008, in considerazione delle maggiori entrate fiscali connesse in larga parte a un incremento tendenziale del gettito tributario, l'entità delle risorse per fronteggiare gli impegni già sottoscritti, le prassi consolidate e eventuali nuove iniziative indicate nel DPEF viene a quantificarsi in circa 10,9 miliardi di euro, fermo restando l'obiettivo di indebitamento netto al 2,2 per cento del PIL.

Tenuto conto dell'effetto complessivo della manovra (D.L. 2007 e L.F. 2008), le stime attuali vedono prima una stabilizzazione della pressione fiscale nel 2008 e successivamente una graduale riduzione. Un andamento analogo è previsto per la spesa corrente primaria in rapporto al PIL a partire dal 2009.

Per gli anni successivi, tenuto conto di una evoluzione più favorevole dei conti pubblici di quanto prefigurato in precedenza e del profilo degli obiettivi, la manovra correttiva complessiva per gli anni 2009-2011 viene a ragguagliarsi a circa l'1,2 punti percentuali di PIL.

TAVOLA I.1: QUADRO TENDENZIALE E PROGRAMMATICO DI FINANZA PUBBLICA (in percentuale del PIL)

	2003	2004	2005	2006	2007	2008	2009	2010	2011
Indebitamento netto tendenziale:									
DPEF (giugno 2007)	-3,5	-3,5	-4,2	-4,4	-2,5	-2,2	-1,9	-1,4	-1,3
Aggiornamento (settembre 2007)	-3,5	-3,5	-4,2	-4,4	-1,9	-1,8	-1,6	-1,2	-1,0
D.L. 2007 e L.F. 2008:									
Indebitamento netto post manovra	-3,5	-3,5	-4,2	-4,4	-2,4	-2,2	-1,9	-1,5	-1,2
Pressione fiscale*	41,4	40,6	40,6	42,3	43,0	43,0	42,8	42,6	42,5
Spesa corrente primaria*	39,1	39,3	40,0	39,9	39,8	40,0	39,3	38,8	38,6
Avanzo primario	1,6	1,3	0,3	0,1	2,5	2,6	3,0	3,4	3,6
Indebitamento netto programmatico:									
DPEF (giugno 2007)					-2,5	-2,2	-1,5	-0,7	0,1
Aggiornamento (settembre 2007)					-2,4	-2,2	-1,5	-0,7	0,0
Manovre da realizzare dal 2009							-0,4	-0,4	-0,4
Debito pubblico	104,3	103,8	106,2	106,8	105,0	103,5	101,5	98,5	95,1

*) Stime provvisorie

La correzione richiesta viene ridistribuita per ottenere un percorso di risanamento più uniforme di 0,4 punti percentuali di PIL di riduzione annua dell'indebitamento netto. L'indebitamento netto passa dal 2,2 per cento del PIL nel 2008 all'1,5 per cento del PIL nel 2009 e allo 0,7 per cento nel 2010 fino a raggiungere il pareggio nel 2011. L'avanzo primario, in considerazione di una evoluzione della spesa per interessi che si mantiene intorno ad un valore pari a circa il 4,9 per cento del PIL, aumenta dal 2,6 per cento del PIL nel 2008 al 4,9 nel 2011 (3,6 per cento non includendo le manovre per gli anni successivi al 2008 come nella Tavola qui sopra). Il debito in rapporto al PIL è previsto in graduale riduzione arrivando al 95,1 per cento nel 2011.

II. ECONOMIA INTERNAZIONALE

II.1 CONTESTO INTERNAZIONALE

Nella prima parte del 2007 l'andamento dell'economia internazionale è stato robusto grazie al sostenuto ritmo di espansione delle economie emergenti, soprattutto dell'area asiatica.

Tuttavia, durante l'estate la crisi statunitense dei mutui *sub-prime* ha turbato il contesto internazionale generando forti tensioni nei mercati finanziari.

Le banche centrali statunitense e europea sono state così costrette a iniettare ripetutamente liquidità per favorire una normalizzazione delle condizioni sui mercati. Incertezze persistono sull'ampiezza dell'effetto di questa turbolenza sull'economia mondiale. Le prime analisi dei principali organismi internazionali hanno evidenziato un impatto finora limitato, anche se risulta difficile quantificare l'esposizione reale del settore bancario a livello globale e per area geografica. Tra i fattori determinanti per una valutazione più accurata ci saranno la durata della turbolenza e la capacità di reazione dei sistemi finanziari, l'impatto sulla capacità di finanziamento dell'economia, ed infine i possibili effetti sulla fiducia delle imprese e dei consumatori.

Anche in considerazione di tali sviluppi, per l'anno in corso si prevede una crescita del PIL mondiale del 5,0 per cento, in lieve rallentamento rispetto al 2006, e del 4,8 per cento nel 2008. Nel triennio successivo, si stima un incremento medio del 4,8 per cento. Il commercio mondiale è previsto aumentare del 6,8 per cento nel 2007, con una marginale accelerazione nel 2008 seguita da una ripresa superiore al 7,0 per cento nella media del periodo successivo. Alla luce dei recenti avvenimenti finanziari, i rischi delle previsioni sono nettamente verso il basso.

Dopo aver raggiunto circa 50 dollari al barile nel primo mese del 2007, il prezzo del petrolio ha continuato ad aumentare fino a toccare un picco superiore a 80 dollari a fine settembre. Le cause di tale aumento sono da ricondurre alla forte domanda mondiale e alla recente riduzione delle scorte statunitensi, nonostante l'OPEC abbia annunciato un aumento della produzione di 500 mila barili dal prossimo novembre. Nel 2007, si stima che il prezzo del greggio si attesti attorno ai 68 dollari al barile con una tendenza al rialzo negli anni seguenti (72 dollari). Per i prezzi delle materie prime non energetiche e dei manufatti si prevede un rallentamento in linea con l'andamento della domanda mondiale.

Nel corso dell'anno, l'euro ha continuato ad apprezzarsi rispetto alle principali valute, superando quota 1,41 contro il dollaro a fine settembre. Nell'arco di previsione, si ipotizza che la moneta unica si stabilizzi attorno al valore di 1,35.

Negli Stati Uniti, la crescita in termini reali del PIL è stata del 4,0 per cento in ragione d'anno nel secondo trimestre, in netta accelerazione rispetto allo 0,6 per cento del primo trimestre, grazie al miglioramento del contributo dell'interscambio netto, della spesa pubblica e di alcune categorie di investimenti fissi e delle scorte. In particolare, gli investimenti in settori diversi dall'edilizia residenziale hanno registrato una ripresa. Invece, il contributo alla crescita economica degli investimenti nell'edilizia residenziale ha continuato ad essere negativo, benché in misura inferiore rispetto al primo trimestre: tale

dinamica negativa persiste dal primo trimestre del 2006. Nel contempo, la crescita dei consumi privati è notevolmente calata (1,4 per cento in ragione d'anno, rispetto al 3,7 per cento del trimestre precedente).

Segnali di indebolimento sono provenuti recentemente dal mercato del lavoro, caratterizzato in agosto da un decremento nel numero di nuovi posti di lavoro, marcatamente sotto le attese. Il 18 settembre la *Federal Reserve* ha ridotto il tasso di riferimento dal 5,25 al 4,75 per cento.

Nella seconda metà del 2007, l'espansione dell'economia statunitense dovrebbe mantenersi su livelli non molto elevati, ipotizzando il persistere degli effetti negativi sui consumi e sugli investimenti in edilizia residenziale.

Si stima pertanto una crescita dell'1,9 per cento per l'anno in corso e del 2,1 per cento nel 2008. Nel periodo 2009-2011, l'espansione del PIL dovrebbe attestarsi in media intorno al 2,6 per cento.

Il persistere della recente turbolenza nei mercati finanziari e il possibile inasprimento dei criteri per la concessione del credito potrebbero comportare ulteriori rischi di rallentamento per l'economia.

La crescita giapponese, dopo la forte espansione dei trimestri precedenti, ha registrato una moderazione nel secondo trimestre del 2007 (-0,3 per cento).

A fine agosto, la Banca centrale giapponese ha deciso di non modificare il tasso di *policy*, attualmente pari allo 0,5 per cento.

Per l'anno in corso si prevede una crescita del 2,0 per cento seguita da un rallentamento all'1,8 per cento per il 2008. Nei tre anni successivi il PIL dovrebbe incrementarsi mediamente dell'1,5 per cento.

La crescita delle economie emergenti asiatiche è stata particolarmente forte nella prima parte dell'anno grazie all'alta produttività, all'andamento positivo delle esportazioni e all'afflusso di capitali. Motori di tale espansione continuano ad essere la Cina (cresciuta in termini tendenziali dell'11,9 per cento nel secondo trimestre, in ulteriore accelerazione dall'11,1 del periodo precedente), per il favorevole andamento delle esportazioni e degli investimenti, e l'India, dove la forte domanda interna e in particolare gli investimenti hanno sostenuto una crescita tendenziale del 9,3 per cento nel secondo trimestre del 2007.

I principali organismi internazionali prevedono un'espansione delle economie asiatiche pari al 9,3 per cento per il 2007, sostanzialmente invariata rispetto all'anno precedente, e dell'8,5 per cento per il 2008. Per la Cina e l'India la previsione è rispettivamente dell'11,5 e dell'8,9 per cento per il 2007.

TAVOLA II.1: QUADRO MACROECONOMICO INTERNAZIONALE (variazioni percentuali)

	2006	2007	2008	2009	2010	2011
PIL						
Paesi industrializzati	3,0	2,4	2,4	2,6	2,5	2,5
Stati Uniti	2,9	1,9	2,1	2,6	2,7	2,7
Giappone	2,2	2,0	1,8	1,7	1,4	1,3
UEM (13 paesi)	2,8	2,5	2,3	2,0	2,0	2,0
Francia	2,0	1,9	2,1	1,9	2,0	2,2
Germania	2,9	2,4	2,2	1,6	1,6	1,5
Regno Unito	2,8	2,9	2,7	2,4	2,4	2,4
Spagna	3,9	3,7	3,2	2,5	2,4	2,3
Mondo escluso UE	5,8	5,5	5,3	5,4	5,3	5,3
Mondo	5,3	5,0	4,8	4,8	4,7	4,7
Commercio mondiale	9,3	6,8	6,9	7,0	7,3	7,4

Fonte: Elaborazioni su dati FMI, OCSE, UE

TAVOLA II.2: PREZZI INTERNAZIONALI (variazioni percentuali)

	2006	2007	2008	2009	2010	2011
petrolio cif (dollari/barile)	65,1	68,0	72,0	72,0	72,0	72,0
materie prime non energetiche	16,5	12,8	1,8	1,2	1,2	1,1
manufatti	4,5	4,6	1,7	0,9	0,9	0,9

Fonte: Elaborazioni su dati FMI, OCSE, UE

II.2 SVILUPPI IN EUROPA

A partire dal 2006, l'economia europea ha mostrato un andamento positivo che è proseguito nella prima metà dell'anno in corso, anche se in misura lievemente inferiore. Sull'evoluzione futura potrebbero pesare le turbolenze recentemente verificatesi nei mercati finanziari, a causa della crisi dei mutui *sub-prime* statunitensi, e le tensioni nei prezzi dell'energia.

Tuttavia, sulla base della solidità delle condizioni di fondo dell'economia dell'area, si prevede una crescita ancora robusta nel 2007 (2,5 contro il 2,8 per cento del 2006).

Il PIL dell'area dell'euro ha mostrato un rallentamento congiunturale allo 0,3 per cento nel secondo trimestre (0,7 nel primo), caratterizzato da una ripresa dei consumi privati (0,5 per cento), dopo un primo trimestre appesantito dall'effetto degli incrementi dell'IVA introdotti in Germania. Le esportazioni sono aumentate dell'1,1 per cento rispetto al primo trimestre, mentre gli investimenti si sono contratti dello 0,2 per cento (2,0 per cento nel primo trimestre), soprattutto per la flessione degli investimenti residenziali.

FIGURA II.1: AREA EURO, CONTRIBUTI ALLA CRESCITA DEL PIL (variazioni percentuali congiunturali)


3,5
3
2,5
2
1,5
1
0,5
0
-0,5
-1
2005-I
2005-II
2005-III
2005-IV
2006-I
2006-II
2006-III
2006-IV
2007-I
2007-II
Consumi privati
Consumi pubblici
Investimenti fissi lordi
Esportazioni
Importazioni
PIL

Fonte: Eurostat

Nei primi sette mesi dell'anno, la produzione industriale è cresciuta in media dello 0,2 per cento (0,3 per cento nello stesso periodo del 2006). La capacità produttiva è stabile su livelli elevati dall'inizio dell'anno e superiori a quelli registrati nel 2006. Il clima di fiducia delle imprese manifatturiere, misurato dall'indagine della Commissione, è in leggera flessione negli ultimi mesi.

Nel mercato del lavoro permane la fase di miglioramento iniziata dalla metà del 2004. A luglio il tasso di disoccupazione è stato pari al 6,9 per cento con una riduzione dall'inizio dell'anno di 0,4 punti percentuali. Tale livello è il più basso dall'inizio degli anni ottanta. Nel 2006, anche l'occupazione ha mostrato un incremento significativo pari all'1,5 per cento. Nel secondo trimestre dell'anno in corso, il tasso di occupazione è aumentato dello 0,5 per cento (0,6 per cento nel primo).

Nei primi nove mesi dell'anno l'inflazione al consumo è stata in media pari all'1,9 per cento, in decelerazione rispetto al 2006 (2,2 per cento), pur riflettendo il significativo impatto dovuto agli aumenti dell'IVA introdotti in Germania a gennaio 2007. L'inflazione di fondo è, invece, aumentata progressivamente, portandosi al 2,0 per cento in agosto, per effetto dei rincari nei servizi.

La politica di rialzo dei tassi di interesse intrapresa dalla Banca Centrale Europea dalla fine del 2005 si è almeno temporaneamente interrotta a seguito della crisi estiva dei mutui statunitensi. L'euro, rafforzatosi rispetto al dollaro a partire dall'ultima parte del 2006, ha superato quota 1,41 a fine settembre.

I principali organismi internazionali stimano per l'anno in corso una crescita del PIL per l'area dell'euro intorno al 2,5 per cento, in marginale ribasso rispetto alle stime

precedenti (-0,1 punti percentuali). Un lieve rallentamento (0,2 punti percentuali) è previsto anche nel 2008. Nel triennio seguente, è proiettata un'espansione del 2,0 per cento. Il motore della crescita dovrebbe essere rappresentato dalla domanda interna, coerentemente con il buon andamento del mercato del lavoro che influirà positivamente sui consumi privati. Le esportazioni dovrebbero essere sostenute dall'evoluzione ancora favorevole del commercio mondiale.

II.3 RISCHI DELLA PREVISIONE

Sulle prospettive dell'economia mondiale grava in primo luogo l'incognita delle tensioni sui mercati finanziari indotte dalla crisi dei mutui *sub-prime* statunitensi.

Attraverso una serie di strumenti (prestiti secondari, rifinanziamento dei mutui), il forte aumento dei prezzi delle case negli Stati Uniti aveva in passato decisamente esteso la capacità di accesso al credito per la famiglia media.

Vi sono vari interrogativi sugli scenari di crescita futuri, ed in particolare: i) la capacità dell'economia statunitense di assorbire lo *shock*; ii) la persistenza dell'attuale crisi del mercato immobiliare statunitense e delle turbolenze sui mercati finanziari; iii) la reazione da parte delle autorità monetarie; iv) le conseguenze del rallentamento statunitense sull'economia mondiale.

Sulla crescita dell'economia mondiale continuano a pesare i rischi provenienti dai prezzi delle materie prime e in particolare del petrolio. L'offerta mondiale di petrolio ad agosto ha registrato una riduzione, dovuta alle interruzioni di produzione nel Mare del Nord e in Messico e alle esportazioni più basse provenienti dall'Iraq. Il prezzo del Brent ha raggiunto livelli *record* a fine settembre. Le quotazioni *futures* sono ancora molto volatili.

Infine, le recenti turbolenze nei mercati finanziari hanno aumentato i rischi di un aggiustamento disordinato degli squilibri internazionali di partite correnti, anche attraverso movimenti marcati nei rapporti di cambio tra le monete, con le conseguenze che questi potrebbero avere anche sull'economia reale.

III. ECONOMIA E FINANZA PUBBLICA IN ITALIA

III.1 EVOLUZIONE NEL 2007

Nei primi sei mesi del 2007, l'economia italiana ha mostrato una crescita piuttosto modesta rispetto alla forte accelerazione dell'ultimo trimestre dello scorso anno. Il PIL è cresciuto dello 0,3 e dello 0,1 per cento rispettivamente nel primo e nel secondo trimestre sul periodo precedente.

Il rallentamento congiunturale nella prima parte di quest'anno era atteso. Tuttavia, nel secondo trimestre ha avuto maggiore intensità rispetto a quanto i modelli di previsione avevano indicato.

Nel secondo trimestre la crescita è stata trainata dalla domanda interna, in particolare dai consumi delle famiglie, mentre il settore estero e le scorte hanno sottratto 0,3 punti percentuali alla crescita.

Tra le componenti della domanda interna, i consumi delle famiglie hanno registrato un'espansione dello 0,6 per cento, in linea con quanto registrato nei primi tre mesi dell'anno. In particolare, la spesa delle famiglie risulta particolarmente elevata per i consumi durevoli e semidurevoli e per i servizi. Per quanto riguarda gli investimenti produttivi, a fronte di una forte accelerazione degli investimenti in mezzi di trasporto nel secondo trimestre (9,9 per cento), quelli in macchinari hanno mostrato un andamento sostanzialmente piatto rispetto al periodo precedente. Gli investimenti in costruzioni hanno registrato una contrazione significativa (-1,3 per cento), dopo cinque trimestri consecutivi di espansione.

Dal lato della domanda estera, le esportazioni e le importazioni hanno entrambe mostrato una contrazione per il secondo trimestre consecutivo. Tuttavia, i prezzi delle esportazioni, espressi dai relativi deflatori, continuano a mostrare valori elevati.

FIGURA III.1: CONTRIBUTI ALLA CRESCITA DEL PIL


1,2
0,7
0,2
-0,3
-0,8
-1,3
Q1 2003
Q2 2003
Q3 2003
Q4 2003
Q1 2004
Q2 2004
Q3 2004
Q4 2004
Q1 2005
Q2 2005
Q3 2005
Q4 2005
Q1 2006
Q2 2006
Q3 2006
Q4 2006
Q1 2007
Q2 2007
PIL (var.%)
Consumi privati
Investimenti fissi lordi
Esportazioni nette

Fonte: ISTAT

Per la seconda parte dell'anno gli indicatori più recenti rimangono ancora positivi. Il grado di utilizzo degli impianti si attesta su livelli storicamente elevati (78,2 per cento).

Nonostante nel mese di luglio la produzione industriale abbia mostrato nuovamente una contrazione (-0,4 per cento rispetto al mese precedente), permangono le attese per una ripresa dell'attività nei mesi successivi.

I dati sulla fiducia delle imprese operanti nel settore delle costruzioni risultano positivi e in linea con quelli dell'area dell'euro.

FIGURA III.2: CLIMA DI FIDUCIA E PRODUZIONE INDUSTRIALE


105
100
95
90
85
80
75
70
105
100
95
90
85
80
Clima di fiducia delle imprese
Produzione industriale (scala dx)
gen-91
gen-92
gen-93
gen-94
gen-95
gen-96
gen-97
gen-98
gen-99
gen-00
gen-01
gen-02
gen-03
gen-04
gen-05
gen-06
gen-07

Fonte: ISAE e ISTAT

FIGURA III.3: CLIMA DI FIDUCIA NEL SETTORE DELLE COSTRUZIONI


20
10
0
-10
-20
-30
-40
-50
Italia
Area Euro
ago-97
feb-98
ago-98
feb-99
ago-99
feb-00
ago-00
feb-01
ago-01
feb-02
ago-02
feb-03
ago-03
feb-04
ago-04
feb-05
ago-05
feb-06
ago-06
feb-07
ago-07

Fonte: Commissione Europea

Alla luce di tali considerazioni e in base alle simulazioni effettuate, si prevede una moderata espansione dell'attività economica nella seconda parte dell'anno.

Il risultato del secondo trimestre induce però a rivedere lievemente al ribasso di un decimo di punto le stime di crescita per il 2007, le quali passano dal 2,0 per cento all'1,9 per cento.

In media d'anno, la crescita continuerà ad essere sostenuta dalla domanda interna.

I consumi risulteranno in accelerazione rispetto al 2006, crescendo ad un tasso pari al 2,0 per cento. Essi saranno sostenuti dal buon andamento del mercato del lavoro e beneficeranno dell'aumento del reddito disponibile reale legato alla riduzione dell'inflazione al consumo. Inoltre, negli ultimi anni si è verificata una forte espansione dell'utilizzo da parte delle famiglie del credito al consumo. Nel 2007, la crescita rimane elevata (6,4 per cento a luglio rispetto allo stesso mese dello scorso anno).

FIGURA III.4: CREDITO AL CONSUMO CONCESSO DALLE BANCHE ALLE FAMIGLIE


Credito al consumo operato dalle banche (consistenze di fine periodo in miliardi di euro)
Credito al consumo operato dalle banche (var.% a/a)
var.% a/a
miliardi di euro
30,0
25,0
20,0
15,0
10,0
5,0
55
50
45
40
35
30
25
20
15
10
1999
2000
2001
2002
2003
2004
2005
2006
2007

Fonte: Banca d'Italia
Nota: Per il 2007, consistenze di fine luglio. Variazioni percentuali rispetto allo stesso mese del 2006

Gli investimenti in macchinari risulteranno meno dinamici rispetto al 2006, mentre quelli in costruzioni, grazie all'eredità positiva dello scorso anno, manterranno tassi di crescita elevati e superiori alla media registrata negli ultimi cinque anni.

Dal lato della domanda estera, le esportazioni in volume continueranno a non cogliere in pieno il dinamismo del commercio mondiale. D'altra parte, i prezzi delle esportazioni mostreranno un'espansione maggiore rispetto a quella registrata lo scorso anno.

Le esportazioni italiane continuano ad essere caratterizzate da andamenti differenziati. Da un lato, in termini reali il loro andamento non è favorevole, dall'altro a valori correnti si registrano progressi non trascurabili, per effetto del forte incremento dei

deflatori. Vi è un'interpretazione positiva che vede il fenomeno come segnale di ristrutturazione delle imprese italiane, con un riposizionamento dei prodotti su fasce di mercato più alte. D'altra parte, nelle stime per l'anno in corso, permangono elementi di cautela in relazione alla perdita di competitività di prezzo e alla continua discesa in termini reali delle quote sui mercati esteri.

TAVOLA III.1: CONTO RISORSE E IMPIEGHI (variazioni percentuali, valori concatenati, anno base 2000)

	2004	2005	2006	2007
PIL ai prezzi di mercato	1,2	0,1	1,9	1,9
importazioni di beni e servizi	2,7	0,5	4,3	1,8
TOTALE RISORSE	1,5	0,2	2,4	1,9
consumi finali nazionali	0,9	0,8	1,0	1,9
spesa delle famiglie residenti	0,7	0,6	1,5	2,0
spesa della P.A. e I.S.P.	1,6	1,5	-0,3	1,6
investimenti fissi lordi	1,6	-0,5	2,3	2,4
macchinari, attrezzature e vari	1,8	-1,2	2,6	1,7
costruzioni	1,5	0,3	2,1	3,4
DOMANDA FINALE	1,1	0,6	1,3	2,0
variazione delle scorte e oggetti di valore*	0,0	-0,2	0,3	-0,1
IMPIEGHI (incluse le scorte)	1,0	0,3	1,6	0,2
esportazioni di beni e servizi	3,3	-0,5	5,3	2,0
TOTALE IMPIEGHI	1,5	0,2	2,4	1,9
p.m. saldo corrente bil.pag. in % PIL	*-0,9*	*-1,5*	*-2,4*	*-1,5*

Nota: Nella variazione delle scorte è inclusa anche la voce residuale determinata dalla non additività tra le componenti
*) I dati in percentuale misurano il contributo relativo alla crescita del PIL

A fronte di un rallentamento degli investimenti e alla luce del dato acquisito al secondo trimestre, anche la crescita delle importazioni risulterà in rallentamento rispetto allo scorso anno. I rialzi delle materie prime energetiche si rifletteranno sui prezzi delle importazioni.

A sintesi degli andamenti sopra descritti, il saldo merci (in percentuale del PIL) risulterà nullo dopo la contrazione registrata lo scorso anno; il saldo corrente della bilancia dei pagamenti si attesterebbe a -1,5 per cento del PIL, contro un -2,4 per cento registrato lo scorso anno.

Dal lato dell'offerta, la crescita sarà sostenuta dal settore dei servizi privati e da quello dell'industria.

Per quanto riguarda il mercato del lavoro, l'occupazione – misurata in termini di unità standard – dovrebbe crescere dello 0,9 per cento nell'intero anno, in rallentamento rispetto all'anno scorso. A livello settoriale, le costruzioni e i servizi privati registrerebbero incrementi occupazionali significativi. Le unità di lavoro nell'industria in senso stretto sono previste in aumento (0,7 per cento), un valore elevato rispetto alla media annua registrata nell'ultimo quinquennio, pari a circa -0,3 per cento. Il tasso di disoccupazione dovrebbe ridursi rispetto al 2006, attestandosi al 6,0 per cento (cfr. sezione sul mercato del lavoro).

Le retribuzioni lorde per dipendente sono proiettate in crescita al di sopra dell'inflazione al consumo (2,2 per cento). A fronte di tali andamenti e di un moderato recupero di produttività, la dinamica del CLUP misurato sul valore aggiunto è prevista in rallentamento rispetto al 2006 (1,5 contro 2,4 per cento). L'inflazione interna misurata dal deflatore del PIL, parallelamente ad un aumento dei margini di profitto interni, presenterebbe un profilo più elevato rispetto a quello registrato nel 2006 (2,6 contro 1,8 per cento). D'altra parte, i prezzi al consumo sono previsti in rallentamento rispetto al 2006, nonostante il permanere di pressioni inflazionistiche esterne. L'indice nazionale al lordo dei tabacchi (NIC) si attesterebbe intorno all'1,8 per cento, beneficiando anche dell'effetto delle politiche di liberalizzazione attuate nel corso dell'ultimo anno.

Mercato del lavoro

Nel primo semestre dell'anno in corso, l'occupazione ha continuato a crescere, seppur ad un ritmo meno sostenuto rispetto a quello registrato nello stesso periodo dell'anno precedente.

Secondo i dati dell'ultima rilevazione ISTAT sulle forze di lavoro, nel secondo trimestre 2007 gli occupati hanno raggiunto i 23 milioni 298 mila unità, con un aumento rispetto allo stesso periodo del 2006 di 111 mila unità (+0,5 per cento).

La componente più dinamica degli occupati continua ad essere quella straniera. Nel secondo trimestre è aumentata di 129 mila unità (9,4 per cento rispetto allo stesso periodo dell'anno precedente).

La Rilevazione fa emergere una marcata distinzione territoriale degli andamenti dei principali indicatori di domanda e offerta di lavoro. Nel Centro e nel Nord gli occupati continuano a crescere a fronte di una flessione registrata nel Mezzogiorno per il secondo trimestre consecutivo (-0,9 per cento rispetto al secondo trimestre 2006).

FIGURA III.5: OCCUPATI IN TOTALE E PER MACROAREE (variazioni percentuali)


Occupati, Centro-Italia
Occupati, Nord Italia
Occupati, Sud-Italia
Occupati totali, Italia
4,0
3,0
2,0
1,0
0,0
-1,0
-2,0
-3,0
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007

Fonte: RCFL, ISTAT
Nota: Per il 2007, dati relativi al secondo trimestre, variazione percentuale a/a

Sebbene ad un ritmo più moderato, l'occupazione femminile continua a crescere a tassi superiori rispetto a quella maschile (0,7 per cento contro 0,4 per cento), in linea con l'andamento storico recente. Nel Mezzogiorno, invece le donne occupate si riducono in misura maggiore rispetto agli uomini (rispettivamente -1,3 per cento e -0,8 per cento rispetto al secondo trimestre del 2006).

A livello settoriale, gli occupati hanno registrato un forte incremento nel settore delle costruzioni (4,3 per cento) e nell'industria in senso stretto (1,5 per cento). Coerentemente con il dato di contabilità nazionale, gli occupati nei servizi privati continuano a crescere (1,2 per cento), mentre sono risultati in riduzione gli occupati nei servizi pubblici (-1,5 per cento).

TAVOLA III.2: OCCUPATI PER SETTORI (valori assoluti e variazioni percentuali)

	Totale occupati					
	Agricoltura	Industria		Servizi		Intera economia
		In senso stretto	Costruzioni	Privati*	Pubblici**	
	(valori assoluti in migliaia)					
2007-I	895	4.989	1.917	8.978	6.066	22.846
2007-II	915	5.092	1.978	9.204	6.110	23.298
	(variazioni sul periodo corrispondente)					
2005-I	-3,6	0,0	8,9	1,4	1,1	1,4
2005-II	-1,8	-1,6	5,6	0,9	2,2	1,0
2005-III	-8,1	1,1	0,4	-0,1	1,6	0,3
2005-IV	-3,4	-0,2	3,0	0,5	0,1	0,2
2006-I	4,5	0,0	1,0	2,4	1,8	1,7
2006-II	5,7	0,3	-2,4	4,1	2,6	2,4
2006-III	2,5	0,4	-2,0	2,6	3,8	2,0
2006-IV	2,0	-0,8	0,9	1,7	3,1	1,5
2007-I	-1,6	0,7	-0,1	0,8	0,2	0,4
2007-II	-6,6	1,5	4,3	1,2	-1,5	0,5

Fonte: RCFL, ISTAT
*) Include commercio, alberghi, trasporti, comunicazioni, intermediazione creditizia, servizi alle imprese
**) Include pubblica amministrazione, istruzione, sanità, altri servizi pubblici, servizi personali

Per quel che riguarda le condizioni lavorative, l'occupazione dipendente continua a rivelarsi più dinamica rispetto a quella indipendente; quest'ultima è risultata in calo (-0,5 per cento nel secondo trimestre rispetto allo stesso trimestre dell'anno precedente). L'incidenza dell'occupazione dipendente rispetto al totale ha raggiunto il 73,6 per cento.

L'occupazione a tempo determinato è cresciuta del 4,1 per cento, in rallentamento rispetto agli elevati tassi di crescita degli anni passati. La sua incidenza sul totale degli occupati ha raggiunto il 9,9 per cento.

Nell'ambito delle diverse tipologie di condizioni lavorative, l'utilizzo dell'orario ridotto è aumentato considerevolmente nei dipendenti a tempo determinato (10,1 per cento, pari a 47 mila unità), mentre si è ridotto negli indipendenti (-4,2 per cento, pari a 32 mila unità). A sintesi di tali andamenti, l'incidenza dell'occupazione a tempo parziale sul totale degli occupati è rimasta sostanzialmente stabile rispetto ad un anno fa (13,5 per cento contro 13,4 per cento).

L'orario ridotto è scelto in larga parte dalla componente femminile occupata (l'incidenza sul totale dei dipendenti è del 26,9 per cento contro il 4,4 per cento di quella maschile). A livello settoriale, è lo strumento più utilizzato nei servizi (18,0 per cento l'incidenza sul totale dei dipendenti).

TAVOLA III.3: OCCUPAZIONE ATIPICA (valori assoluti, incidenze e variazioni percentuali)

	OCCUPAZIONE A TEMPO PARZIALE		OCCUPAZIONE A TEMPO DETERMINATO		
	mgl.di unità	incidenza sul tot. Occupati	mgl.di unità	incidenza sul tot. Occupati	incidenza sul tot. Occ.dip
2004	2.841	12,7	*1.909*	8,5	11,8
2005	2.897	12,8	*2.026*	9,0	12,3
2006	3.054	13,3	*2.222*	9,7	13,1
2007-I	3.027	13,2	2.126	9,3	12,6
2007-II	3.136	13,5	2.305	9,9	13,4
	(variazioni percentuali sul periodo corrispondente)				
2005-I	2,6		10,9		
2005-II	1,8		6,7		
2005-III	0,9		-0,2		
2005-IV	2,5		8,1		
2006-I	4,8		11,1		
2006-II	7,1		8,1		
2006-III	5,0		10,5		
2006-IV	4,8		9,0		
2007-I	-1,3		0,7		
2007-II	1,1		4,1		

Fonte: RCFL, ISTAT

Nel secondo trimestre 2007, il tasso di disoccupazione ha raggiunto il 5,7 per cento, il valore più basso dal quarto trimestre 1992. La diminuzione del tasso di disoccupazione (7 decimi di punto in un solo trimestre) è il risultato della riduzione dell'offerta di lavoro. Anche in questo caso, però, è necessario differenziare il dato a livello territoriale. A fronte di un aumento delle forze di lavoro sia nel Nord che nel Centro (rispettivamente dello 0,4 e dello 0,9 per cento), l'offerta di lavoro ha registrato un calo nel Mezzogiorno pari al 2,5 per cento (di cui -3,6 per cento la componente femminile e -2,0 per cento quella maschile).

Nelle restanti macroaree, la componente femminile delle forze di lavoro è risultata invece più dinamica di quella maschile, con l'eccezione del Nord-Est dove si è ridotta dello 0,7 per cento rispetto allo stesso periodo dell'anno precedente.

A sintesi di tali andamenti, continuano a ridursi le persone in cerca di occupazione: si attestano nel secondo trimestre intorno ad un milione e 412 mila (12,9 per cento). La flessione ha riguardato tutte le aree e sia maschi che femmine.

Il calo dei disoccupati, ormai da qualche trimestre, è associato ad una ulteriore crescita degli inattivi (+260 mila unità), soprattutto nelle regioni del Sud dell'Italia.

A fronte degli andamenti sopra descritti, il tasso di attività, calcolato sulla popolazione in età 15-64, si è ridotto di cinque decimi di punto rispetto al secondo trimestre 2006, raggiungendo il 62,5 per cento.

Il tasso di occupazione invece è rimasto stabile al 58,9 per cento rispetto al trimestre corrispondente del 2006. Sia al Centro che al Nord il tasso di occupazione ha registrato un aumento di 3 decimi di punto, mentre nel Mezzogiorno si è ridotto di mezzo punto percentuale, attestandosi al 46,7 per cento.

FIGURA III.6: PRINCIPALI INDICATORI DEL MERCATO DEL LAVORO (variazioni percentuali)


64
62
60
58
56
54
52
50
11,5
10,5
9,5
8,5
7,5
6,5
5,5
Tasso di occupazione
Tasso di attività
Tasso di disoccupazione (scala dx)
1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007

Fonte: RCFL, ISTAT
Il tasso di attività e il tasso di disoccupazione sono calcolati sulla popolazione in età compresa tra 15 e 64 anni.
Per il 2007, dati relativi al secondo trimestre 2007.

Scambi con l'estero

Nei primi sette mesi del 2007 il saldo della bilancia commerciale per il complesso degli scambi cif-fob ha mostrato un recupero rispetto allo stesso periodo dell'anno precedente, passando da un disavanzo di 14.233 agli attuali 5.549 milioni di euro, grazie alla maggiore crescita delle esportazioni (12,6 per cento) rispetto alle importazioni (7,4 per cento).

Anche in termini di volume le esportazioni, per il periodo gennaio-giugno 2007, hanno evidenziato una crescita tendenziale del 2,0 per cento, superiore di 1,0 punti percentuali a quella delle importazioni.

FIGURA III.7: SALDI MENSILI DELLA BILANCIA COMMERCIALE (miliardi di euro)



40
35
30
25
20
15
10
5
0
Miliardi
4
3
2
1
0
-1
-2
-3
-4
-5
Miliardi
giu-05
lug-05
ago-05
set-05
ott-05
nov-05
dic-05
gen-06
feb-06
mar-06
apr-06
mag-06
giu-06
lug-06
ago-06
set-06
ott-06
nov-06
dic-06
gen-07
feb-07
mar-07
apr-07
mag-07
giu-07
lug-07
Esportazioni (fob)
Importazioni (cif)
Saldo (sc dx)

Fonte: ISTAT

Il tasso di cambio effettivo reale ha registrato un lieve indebolimento nel mese di giugno 2007. Tuttavia nei primi sei mesi dell'anno, il valore dell'indice è stato superiore a quello dello stesso periodo dell'anno precedente (107,4 contro 104,8).

FIGURA III.8: TASSI DI CAMBIO EFFETTIVO REALE (indici 1999=100)



108,0
106,0
104,0
102,0
100,0
98,0
96,0
94,0
92,0
gen-97
giu-97
nov-97
apr-98
set-98
feb-99
lug-99
dic-99
mag-00
ott-00
mar-01
ago-01
gen-02
giu-02
nov-02
apr-03
set-03
feb-04
lug-04
dic-04
mag-05
ott-05
mar-06
ago-06
gen-07
giu-07

Fonte: Banca d'Italia; indice basato sui prezzi dei manufatti.
Nota: Un aumento del tasso di cambio effettivo reale segnala una perdita di competitività del paese.

Nei primi sette mesi del 2007, gli scambi commerciali con i paesi dell'Unione Europea hanno mostrato un saldo positivo di 4.561 milioni di euro a fronte di un disavanzo di 311 milioni di euro nello stesso periodo dell'anno precedente. Le esportazioni e le importazioni sono cresciute rispettivamente del 12,6 e dell'8,3 per cento.

Anche nei confronti dei paesi extra-UE, nel periodo gennaio-agosto 2007, le esportazioni e le importazioni sono aumentate (12,7 e 5,8 per cento rispettivamente). Il saldo è risultato negativo per 11.069 milioni di euro contro i 15.936 milioni di euro nello stesso periodo del 2006.

Guardando al dato disaggregato per tipologia di beni esportati nel complesso, per il periodo gennaio-luglio 2007, si osserva un aumento per tutte le categorie e in particolare per l'energia (22,4 per cento), per i beni strumentali (15,7 per cento) e i prodotti intermedi (12,7 per cento). Le importazioni hanno registrato i maggiori incrementi per i prodotti intermedi (15,6 per cento) e i beni strumentali (9,9 per cento).

Nei primi due trimestri dell'anno in corso, la crescita nei settori tradizionali del *Made in Italy* risulta superiore rispetto a quella dello stesso periodo dell'anno precedente, con particolare riferimento a metalli e prodotti in metallo, macchine e apparecchi meccanici, legno, mezzi di trasporto e cuoio e prodotti in cuoio.

FIGURA III.9: ESPORTAZIONI DEI SETTORI DEL *MADE IN ITALY* (variazioni percentuali tendenziali)


40,0
35,0
30,0
25,0
20,0
15,0
10,0
5,0
0,0
-5,0
-10,0
2T2005
3T2005
4T2005
1T2006
2T2006
3T2006
4T2006
1T2007
2T2007
Prodotti alimentari, bevande e tabacco
Prodotti dell'ind. tessile e dell'abbigliamento
Cuoio e prodotti in cuoio
Legno e prodotti in legno
Metalli e prodotti in metallo
Macchine ed apparecchi meccanici
Apparecchi elettr. e di precisione
Mezzi di trasporto

Fonte: ISTAT

Prezzi

Nel corso del 2007, la crescita dei prezzi al consumo ha visto una parziale moderazione. Nei primi otto mesi dell'anno l'inflazione, misurata dall'indice dei prezzi al consumo per l'intera collettività nazionale (NIC), si è attestata all'1,7 per cento rispetto al 2,2 per cento registrato nello stesso periodo del 2006. Analogo andamento hanno evidenziato l'indice 'famiglie operai-impiegati' (FOI) al netto dei tabacchi (1,5 rispetto al 2,1 per cento dei primi otto mesi del 2006) e l'indice armonizzato dei prezzi al consumo (IPCA, 1,9 rispetto al 2,3 per cento dello stesso periodo del 2006).

Anche l'inflazione registrata in media nell'area euro ha evidenziato una discesa. Tuttavia, in agosto, il differenziale dell'Italia nei confronti dell'area euro si è annullato, confermando il processo di convergenza. A favore dell'Italia il divario calcolato sull'inflazione di fondo, che esclude le componenti più volatili quali alimentari ed energetici.

FIGURA III.10: PREZZI AL CONSUMO ARMONIZZATI (differenziali Italia – Area Euro in punti percentuali)


1,2
1,0
0,8
0,6
0,4
0,2
0,0
-0,2
-0,4
-0,6
2003
2004
2005
2006
2007
IPCA
Inflazione di fondo

Nota: I valori positivi indicano un tasso tendenziale mensile di inflazione più elevato in Italia rispetto a quello della area euro

Fonte: Elaborazioni su dati Eurostat

L'andamento che ha caratterizzato i tre indici è ricollegabile al rallentamento registratosi nei prezzi degli energetici in ambito internazionale.

Le tensioni maggiori che si riscontrano attualmente per singoli capitoli di spesa riguardano gli alimentari—per le tensioni sui prodotti freschi e sui cereali—i trasporti e l'abitazione, per i recenti aumenti dei prodotti petroliferi.

Ciò riflette quello che è avvenuto nei prezzi internazionali: pur registrando una accelerazione inferiore a quella dello stesso periodo del 2006, il mix di greggi rappresentativo delle importazioni italiane è passato dai 49,5 $/b circa di metà gennaio ai 72 $/b circa di metà settembre. L'indice generale delle materie prime (espresso in dollari), anche se in sensibile rallentamento rispetto al corrispondente periodo del 2006, mostra

segnali di accelerazione nella prima parte dell'anno. Il fenomeno è dovuto alla ripresa dei prezzi dei combustibili e degli alimentari.

FIGURA III.11: MATERIE PRIME IN EURO, PREZZI ALLA PRODUZIONE, PREZZI AL CONSUMO (variazioni tendenziali su indici trimestrali)


Materie Prime
Prezzi alla Produzione - Prezzi al Consumo (NIC)
190,0
140,0
90,0
40,0
-10,0
-60,0
7,0
6,0
5,0
4,0
3,0
2,0
1,0
0,0
-1,0
-2,0
-3,0
1999
2000
2001
2002
2003 (a)
2004
2005
2006
2007
materie prime - totale
combustibili
prezzi alla produzione
prezzi al consumo (NIC)

a) Da gennaio 2003 l'indice dei prezzi alla produzione è base 2000=100

Fonte: Elaborazioni su dati ISTAT

Tali andamenti si stanno riflettendo sui prezzi alla produzione. Essi hanno registrato una crescita del 3,2 per cento nei primi sette mesi del 2007 rispetto allo stesso periodo del 2006.

Tra le tipologie di spesa dei prezzi al consumo, si riduce la crescita dei prezzi del comparto dei beni (1,1 per cento ad agosto rispetto all'1,4 per cento di inizio 2007), per effetto soprattutto del rallentamento della crescita dei prodotti energetici. I servizi, invece, continuano a fornire il contributo maggiore all'inflazione: il tendenziale di agosto è del 2,3 per cento, in aumento rispetto alla crescita di gennaio (2,1 per cento).

I prezzi dei servizi privati si confermano i più dinamici: nei primi otto mesi dell'anno sono cresciuti del 2,8 per cento, in accelerazione rispetto al 2,4 registrato nello stesso periodo del 2006. Tuttavia, dall'inizio dell'anno, il contributo del comparto alla crescita dell'indice generale si è ridimensionato a 0,9 punti percentuali su base annua rispetto a 1,2 punti di gennaio. Modesto il contributo proveniente, invece, dai servizi pubblici.

FIGURA III.12: COMPONENTI DELL'INFLAZIONE (indice dei prezzi al consumo NIC - contributi tendenziali)


3,00
2,50
2,00
1,50
1,00
0,50
0,00
-0,50
Contributi in punti percentuali
beni
servizi privati
tariffe pubbl.
energia
2003
2004
2005
2006
2007
Energia
Tariffe pubbliche
Servizi
Beni

Fonte: Elaborazioni su dati ISTAT

TAVOLA III.4: ANDAMENTO DELLE TARIFFE (paniere NIC - intera collettività nazionale - variazioni tendenziali medie)

		2003	2004	2005	2006	Agosto 2007
TOTALE TARIFFE (al netto dei tabacchi)		0,9	0,9	1,5	2,8	0,1
di cui:	Tariffe di competenza Governo	-2,1	0,8	-1,9	-1,4	-2,3
	Tariffe di competenza Autorità	2,2	-1,4	4,2	7,3	-1,7
	Tariffe di competenza Enti locali	3,5	3,8	3,1	3,4	5,7
Tabacchi		8,3	9,9	8,9	6,3	2,7
TOTALE BENI E SERVIZI LIBERALIZZATI		3,3	3,4	4,0	2,9	-3,1
di cui:	Benzina verde	1,4	6,3	9,3	5,5	-4,3
	Gasolio riscaldamento	2,9	6,1	16,6	6,6	-2,5
	GPL in bombole	6,8	3,5	4,0	7,4	1,0
	GPL auto	4,5	-1,3	5,3	14,4	-4,2
	Gasolio auto	2,8	6,3	18,1	5,3	-2,7
	Assicurazione R.C.	5,0	0,9	1,7	2,3	1,2
TOTALE LIBERALIZZATI AL NETTO DEI PETROLIFERI		3,6	2,6	2,0	1,9	2,7
PREZZI AL CONSUMO - NIC (compresi i tabacchi)		2,7	2,2	1,9	2,1	1,7

Fonte: Elaborazioni su dati ISTAT

Per il 2007, la crescita delle tariffe pubbliche è stimata intorno all'1,3 per cento, da attribuirsi soprattutto alla dinamica delle tariffe di competenza degli Enti locali (valutata in crescita al 4,5 per cento), parzialmente compensata dalle tariffe di competenza del Governo, che continuano ad evidenziare una riduzione (sono previste diminuire dell'1,9 per cento). Sostanzialmente stabili sono previste le tariffe di competenza delle Autorità di settore, andamento ricollegabile ad una dinamica delle voci energetiche regolamentate inferiore a quella registrata lo scorso anno (3,6 per cento nei primi otto mesi del 2007, rispetto al 10,8 per cento dello stesso periodo del 2006).

Tenuto conto dell'inflazione acquisita nei primi otto mesi dell'anno, pari a 1,7 per cento, i prezzi al consumo dovrebbero crescere in media d'anno dell'1,8 per cento. Le attuali tensioni incideranno sull'effetto di trascinamento per il prossimo anno 2008 stimato pari all'1,0 per cento. Pertanto, nel 2008, l'inflazione media viene stimata intorno al 2,0 per cento, con uno scenario che tiene conto di un livello del prezzo del Brent di 72 $/barile, un livello più elevato di quello previsto per il 2007 (68 $/b).

Evoluzione della finanza pubblica nel 2007

Nel DPEF 2008-2011 presentato il 28 giugno, il Governo aveva ricollocato l'indebitamento netto per l'anno in corso al 2,5 per cento del PIL, scontando gli effetti degli interventi definiti contestualmente al Documento destinati al sostegno delle categorie sociali più deboli e a favore dello sviluppo[1].

Il nuovo livello comportava un incremento di due decimi di punto rispetto alla stima indicata per il 2007 nella Relazione Unificata sull'Economia e la Finanza Pubblica (RUEF) nel mese di marzo, senza tuttavia incidere sul percorso di risanamento dei conti pubblici cui il Governo è impegnato.

L'andamento dei conti pubblici nei primi otto mesi dell'anno ha determinato un fabbisogno del settore statale pari a circa 25.100 milioni, inferiore per oltre 11.000 milioni a quello del corrispondente periodo del 2006. Il minor fabbisogno è stato determinato da una evoluzione delle entrate fiscali più favorevole rispetto a quanto previsto in precedenza e da un andamento della spesa nel complesso più contenuto di quanto scontato in sede di DPEF.

Le entrate tributarie erariali hanno evidenziato negli ultimi mesi una ulteriore sensibile accentuazione della crescita connessa ai risultati dell'autoliquidazione Ires e Irc. Nel periodo gennaio-agosto, il gettito tributario rilevato attraverso il modello F-24 è aumentato di circa l'8 per cento rispetto allo stesso periodo dello scorso anno. Il mese di settembre conferma il buon andamento delle entrate tributarie rispetto al corrispondente mese del 2006.

In presenza di un ritocco verso il basso delle aspettative di crescita, il miglioramento della dinamica conferma la tendenza emersa già dallo scorso anno di un allargamento della base imponibile, imputabile anche all'efficacia degli interventi di recupero dell'evasione fiscale adottati dal Governo.

L'accelerazione porta a valutare per l'intero anno un maggior gettito tributario per circa 6 miliardi rispetto a quanto stimato nel DPEF.

[1] D.L 81/2007 cvt. nella Legge n.127/2007.

L'evoluzione attuale della spesa, sulla base delle informazioni disponibili, evidenzia una crescita più contenuta della spesa primaria corrente rispetto a quella stimata in precedenza, comportando minori esborsi per circa 2 miliardi rispetto alle previsioni indicate nel DPEF in termini di contabilità nazionale.

Gli andamenti rilevati e i profili evolutivi dei flussi di entrata e di spesa attesi per il resto dell'anno, tradotti in termini di contabilità nazionale, portano a ridimensionare l'indebitamento netto delle Amministrazioni pubbliche di circa mezzo punto percentuale del PIL rispetto all'obiettivo indicato nel DPEF.

Alla luce di tali andamenti, il Governo intende intervenire nuovamente cogliendo l'opportunità di un uso più efficace ed efficiente delle disponibilità finanziarie. I nuovi interventi vengono finalizzati a sostenere lo sviluppo dell'economia, anche anticipando spese atte a fronteggiare emergenze produttive e finanziando investimenti in infrastrutture (Ferrovie e ANAS). Ulteriori interventi quali quelli sulla mobilità mirano a ridurre gli effetti ambientali ed economici del sistema dei trasporti. In campo sociale si prevedono interventi nell'area della fiscalità, con riguardo anche alle famiglie. Risorse vengono poi stanziate per ottemperare agli impegni nell'ambito della cooperazione e lo sviluppo economico.

L'utilizzo delle maggiori disponibilità emerse comporta una ricomposizione del conto delle Amministrazioni pubbliche, senza determinare ritardi lungo il percorso di risanamento delineato. L'indebitamento netto per l'anno in corso, incorporando gli effetti dei nuovi interventi, si colloca al 2,4 per cento del PIL, un decimo di punto in meno rispetto a quanto indicato nel DPEF, con un netto miglioramento sul risultato realizzato nel 2006.[2]

Il saldo strutturale, corretto per il ciclo e al netto delle misure una tantum viene a collocarsi a -2,3 per cento del PIL. L'andamento previsto rispetta pienamente l'impegno preso in sede europea di rientro del disavanzo nel biennio 2006-2007: l'aggiustamento cumulato corretto per il ciclo e al netto delle misure una tantum risulta pari all'1,8 per cento del PIL, 0,2 punti percentuali in più di quanto richiesto dalla Raccomandazione Ecofin del luglio 2005.

[2] L'indebitamento netto nominale viene a ridursi di quasi 2 punti percentuali, passando dal 4,4 del 2006 al 2,4 per cento del PIL. Il risultato del 2006 risente di alcune operazioni a carattere straordinario che, come noto, hanno agito sia in senso peggiorativo che migliorativo. In senso peggiorativo il saldo è appesantito da alcuni oneri a carattere straordinario per circa 2 punti percentuali sul PIL, dei quali 1,7 per cento di natura una tantum. In senso migliorativo hanno agito alcune entrate straordinarie per circa 0,4 per cento del PIL e dismissioni immobiliari per 0,1 per cento del PIL. L'effetto netto delle misure una tantum ammonta, quindi, a circa l'1,2 per cento del PIL. Pertanto, nel 2006, una più accurata valutazione delle politiche di bilancio prenderebbe a riferimento come saldo l'indebitamento netto depurato dall'impatto complessivo delle misure una tantum che risulta pari quindi al 3,3 per cento del PIL. Nel 2007, l'indebitamento al netto delle misure una tantum si colloca al 2,5 per cento in ulteriore riduzione rispetto al 2006 (cfr. Tav. III.11).

TAVOLA III.5: CONTO DELLE AMMINISTRAZIONI PUBBLICHE - 2007 CON DL (in milioni di euro)

	2005	2006	2007		
			DPEF	RPP	Diff.
ENTRATE					
- Imposte dirette	190.132	213.664	226.702	229.939	3.237
- Imposte indirette	202.471	218.250	224.616	225.532	916
- Imposte c/capitale	1.864	222	883	883	0
Totale Entrate tributarie	394.467	432.136	452.201	456.354	4.153
Contributi sociali	183.434	192.038	206.794	207.708	914
- Contributi effettivi	179.968	188.444	203.197	204.108	911
- Contributi figurativi	3.466	3.594	3.597	3.600	3
Altre entrate correnti	49.658	51.630	52.650	52.620	-30
Entrate in c/capitale non tributarie	3.985	4.250	3.677	3.677	0
Totale Entrate	631.544	680.054	715.322	720.359	5.037
per memoria pressione fiscale	40,6	42,3	42,8	43,0	
SPESE					
Redditi da lavoro dipendente	156.608	162.999	164.689	166.031	1.342
Consumi intermedi	118.885	119.600	124.955	124.419	-537
Pensioni	199.465	207.001	215.810	216.010	200
Altre prestazioni sociali	42.979	45.992	49.111	49.210	99
Contributi alla produzione	12.963	13.539	15.121	15.350	229
Altre spese correnti netto interessi	37.925	39.894	44.146	43.577	-569
Spese correnti al netto interessi	568.825	589.025	613.832	614.597	765
Interessi passivi	64.213	67.552	73.825	74.534	709
Totale spese correnti	633.038	656.577	687.657	689.131	1.474
- Spesa sanitaria	95.829	101.429	102.555	103.605	1.050
Spese in c/capitale	58.029	88.981	65.667	67.590	1.923
- Investimenti	33.285	33.850	40.306	42.231	1.925
Totale spese al netto interessi	626.854	678.006	679.499	682.186	2.687
Totale spese finali	691.067	745.558	753.324	756.720	3.396
Saldo primario	4.690	2.048	35.823	38.173	2.350
	0,3	0,1	2,3	2,5	
Saldo di parte corrente	-7.343	19.005	23.105	26.668	3.563
	-0,5	1,3	1,5	1,7	
Indebitamento netto	-59.523	-65.504	-38.002	-36.361	1.641
	-4,2	-4,4	-2,5	-2,4	
PIL	1.423.048	1.475.402	1.541.113	1.543.824	

III.2 QUADRO PROGRAMMATICO 2008-2011

Economia

Come descritto nel capitolo precedente, i mercati finanziari mondiali sono attualmente interessati da forti turbolenze indotte dalla crisi dei mutui *sub-prime* statunitensi. L'attività del mercato immobiliare statunitense sta contraendosi e i prezzi delle case sono in riduzione. Le stime di crescita dell'economia americana sono state riviste al ribasso per il 2008. Per quanto riguarda l'Area dell'Euro, alcune banche sono state direttamente coinvolte dalla crisi. Sebbene per il momento non ci siano evidenze di un impatto diretto sull'economia italiana, è necessario attendere il pieno dispiegarsi degli effetti della turbolenza finanziaria per una valutazione completa.

Tali elementi inducono a rivedere al ribasso le stime di crescita del prodotto interno lordo per il 2008, con lievi effetti negativi anche per gli anni successivi. La crescita del 2008 è prevista attestarsi all'1,5 per cento (1,9 per cento indicato nel DPEF 2008-2011). Anche il profilo di crescita risulterà lievemente più basso nel medio periodo rispetto a quanto stimato nel DPEF di luglio: il PIL crescerà mediamente attorno all'1,7 per cento. Rimane all'1,8 per cento la crescita prevista alla fine dell'orizzonte temporale 2008-2011.

Si rinvia all'Appendice per l'illustrazione di uno scenario possibile di maggiore crescita per l'Italia nel periodo 2007-2016, nell'ipotesi di significative riforme economiche e nel contesto di una attenta conduzione del bilancio pubblico.

Nel 2008 e nel triennio successivo la crescita dell'economia italiana continuerà ad essere sostenuta dalla domanda interna. Il contributo delle esportazioni nette tornerà ad essere lievemente positivo per tutto l'arco previsivo.

Nel 2008 i consumi delle famiglie beneficeranno del buon andamento del reddito disponile, supportato dal previsto rinnovo dei contratti di lavoro scaduti sia nel settore pubblico che in quello privato. Negli anni successivi saranno sostenuti dalla riduzione della pressione fiscale e dalla tenuta del mercato del lavoro. Gli investimenti in macchinari e attrezzature subiranno un rallentamento nel 2008, mentre a fine periodo il loro ritmo di crescita ritornerà in linea con quello registrato in media negli ultimi dieci anni. Gli investimenti in costruzioni risulteranno in rallentamento nel 2008 e negli anni successivi, segno della fine del ciclo espansivo che ha caratterizzato il settore dalla fine degli anni novanta. Segnali di tale fenomeno provengono dall'andamento delle consistenze dei mutui per abitazioni concessi alle famiglie.

FIGURA III.13: MUTUI PER ACQUISTO ABITAZIONI CONCESSI DALLE BANCHE ALLE FAMIGLIE


Mutui per acquisto di abitazioni (consistenze di fine periodo in miliardi di euro)
Mutui per acquisto di abitazioni (var.%a/a)
var. % a/a
miliardi di euro
30,0
25,0
20,0
15,0
10,0
5,0
300
250
200
150
100
50
1999
2000
2001
2002
2003
2004
2005
2006
2007

Fonte: Banca d'Italia
Nota: per il 2007, consistenze di fine luglio. Variazioni percentuali rispetto allo stesso mese del 2006.

Nel 2008 e negli anni successivi, la domanda estera risulterà leggermente più dinamica; tale ipotesi tiene conto sia del mantenimento di prospettive economiche internazionali sostanzialmente favorevoli sia del graduale recupero di quote di mercato delle nostre esportazioni. Le importazioni aumenteranno progressivamente in relazione all'aumento della domanda interna.

In presenza di un miglioramento delle ragioni di scambio, il *deficit* corrente della bilancia dei pagamenti in rapporto al PIL registrerà una riduzione, attestandosi a fine periodo a -0,2 per cento.

Dal lato dell'offerta, l'attività produttiva sarà principalmente sostenuta dai settori dell'industria in senso stretto e dei servizi privati.

Per quanto riguarda il mercato del lavoro, nel 2008 la dinamica dell'occupazione mostrerà una decelerazione, in linea con quella dell'attività produttiva: l'incremento risulterà pari allo 0,6 per cento (0,9 per cento nel 2007). A fronte di tali andamenti e nell'ipotesi che l'offerta di lavoro riprenda a crescere rispetto al 2007, il tasso di disoccupazione continuerebbe a ridursi, collocandosi al 5,7 per cento. Nel triennio successivo, la crescita occupazionale registrerà tassi medi attorno allo 0,7 per cento. Il tasso di disoccupazione continuerà nel suo profilo discendente, attestandosi a fine periodo al 5,2 per cento.

La produttività crescerà in media dell'1,0 per cento in tutto l'arco previsivo. La dinamica del costo del lavoro per unità di prodotto è prevista in temporanea accelerazione nel 2008 (3,4 per cento) per effetto del rinnovo dei contratti del pubblico impiego e di altre categorie del settore privato. Nel triennio successivo la dinamica subirà un progressivo rallentamento per effetto dell'incremento più contenuto delle retribuzioni.

L'inflazione interna, misurata dal deflatore del PIL, risulterà in lieve decelerazione nel 2008 (2,4 contro 2,6 per cento del 2007). In virtù di un aumento delle pressioni inflazionistiche esterne, il deflatore dei consumi registrerà una crescita superiore rispetto a quella del 2007 (2,0 per cento contro 1,8 per cento).

Nel medio periodo, coerentemente con la stabilizzazione del prezzo del petrolio, l'inflazione al consumo dovrebbe attestarsi in media sotto al 2,0 per cento.

TAVOLA III.6: QUADRO MACROECONOMICO PROGRAMMATICO (variazioni percentuali)

	2005	2006	2007	2008	2009	2010	2011
ESOGENE INTERNAZIONALI							
commercio internazionale	7,4	9,3	6,8	6,9	7,0	7,3	7,4
prezzo del petrolio (cif, serie OCSE)	54,4	65,1	68,0	72,0	72,0	72,0	72,0
cambio dollaro/euro	1,245	1,255	1,346	1,346	1,346	1,346	1,346
MACRO ITALIA (VOLUMI)							
PIL	0,1	1,9	1,9	1,5	1,6	1,7	1,8
importazioni	0,5	4,3	1,8	2,5	3,1	3,3	3,4
consumi famiglie	0,6	1,5	2,0	1,8	1,8	1,8	1,8
spesa della PA e ISP	1,5	-0,3	1,6	0,3	0,0	0,0	0,0
investimenti	-0,5	2,3	2,4	1,6	1,8	2,1	2,3
esportazioni	-0,5	5,3	2,0	2,8	3,5	3,8	4,1
pm. saldo corrente bil. pag.in % PIL	*-1,5*	*-2,4*	*-1,5*	*-1,1*	*-0,7*	*-0,4*	*-0,2*
CONTRIBUTI ALLA CRESCITA DEL PIL							
esportazioni nette	-0,3	0,3	0,0	0,1	0,1	0,1	0,2
scorte	-0,2	0,3	-0,1	0,0	0,0	0,0	0,0
domanda nazionale	0,6	1,3	2,0	1,4	1,5	1,6	1,6
PREZZI							
deflatore importazioni	7,9	9,1	4,0	3,0	2,5	2,3	1,9
deflatore PIL	2,2	1,8	2,6	2,4	1,8	1,8	1,6
PIL nominale	2,3	3,7	4,6	4,0	3,4	3,5	3,4
deflatore consumi	2,4	2,7	1,8	2,0	1,8	1,8	1,6
inflazione (progr.)	1,6	1,7	2,0	1,7	1,5	1,5	1,5
LAVORO							
costo lavoro	3,1	2,5	2,4	4,3	2,1	2,1	2,1
produttività (mis.su PIL)	0,3	0,2	1,0	0,9	0,9	1,0	1,0
CLUP (misurato su PIL)	2,8	2,3	1,3	3,4	1,2	1,1	1,0
occupazione (ULA)	-0,2	1,6	0,9	0,6	0,7	0,7	0,7
Tasso di disoccupazione	7,7	6,8	6,0	5,7	5,5	5,4	5,2
Tasso di occupazione (15-64 anni)	57,4	58,4	58,9	59,3	59,8	60,3	60,8
pm. PIL nominale (valori assoluti in milioni euro)	*1.423.048*	*1.475.402*	*1.543.824*	*1.605.043*	*1.659.615*	*1.717.445*	*1.776.298*

LE RIFORME DEL MERCATO DEL LAVORO NEL PROTOCOLLO DEL 23 LUGLIO 2007

Il Protocollo del 23 luglio 2007 firmato da Governo e parti sociali su welfare, tutele nel mercato del lavoro e crescita, prevede una serie di interventi che comporteranno, pur nel rispetto degli impegni assunti dall'Italia nell'ambito del Patto di Stabilità, un importante impiego di risorse per migliorare il sistema pensionistico, le tutele contro la disoccupazione, la condizione dei giovani e il funzionamento del mercato del lavoro[3].

Il capitolo del Protocollo dedicato al mercato del lavoro prevede una serie di modifiche normative volte a migliorare la qualità dell'occupazione affrontando tre fondamentali problematiche:

- *l'aumento della partecipazione femminile e giovanile al mercato del lavoro;*
- *il maggior ruolo della contrattazione tra le parti nel regolare le dinamiche del mercato del lavoro;*
- *la stabilizzazione e la maggiore tutela dei lavoratori impegnati nei lavori temporanei.*

Nel dettaglio, gli interventi proposti più significativi riguardano:

- *Incentivi all'occupazione: Rivedere il sistema degli incentivi ed orientarli rispetto a nuove priorità: l'occupazione delle donne, dei giovani e dei lavoratori ultra-cinquantenni. Inoltre, ridefinire la disciplina del contratto d'inserimento*[4].
- *Contratto a termine: Migliorare la normativa rendendo più vincolante il termine massimo di 36 mesi di permanenza per un lavoratore nella stessa azienda. Oltre questo termine, scattano dei vincoli: ogni eventuale successivo contratto dovrà essere stipulato presso la Direzione provinciale del lavoro competente per territorio, con l'assistenza di un rappresentante dell'organizzazione sindacale cui il lavoratore sia iscritto o conferisca mandato. Nel caso in cui non si dovesse seguire questa procedura il nuovo contratto si considera a tempo indeterminato.*
- *Lavoro a tempo parziale: Rafforzare la contrattazione collettiva nella gestione del part-time, dando la possibilità ai sindacati di introdurre clausole più elastiche e flessibili. Introdurre incentivi per i contratti a tempo parziale lungo (25-30 ore), ed incentivi per le trasformazioni di contratti a tempo pieno in part-time per compiti di cura in famiglia.*
- *Lavoro a chiamata e staff leasing: Prevedere l'abrogazione delle norme concernenti il lavoro a chiamata*[5]*. L'accordo rinvia ad un confronto fra le parti sociali le eventuali modalità sostitutive. Per quanto riguarda il cosiddetto staff leasing (somministrazione a tempo indeterminato), incentivare un utilizzo maggiormente mirato anche questo oggetto di consultazioni con le parti sociali.*
- *Apprendistato: Rafforzare il ruolo della contrattazione collettiva nel definire standard nazionali dei profili professionali, dei percorsi formativi e di qualità della formazione.*
- *Disabili. Migliorare la normativa vigente per l'inserimento lavorativo dei disabili e soprattutto il regime delle convenzioni con le cooperative sociali o con disabili liberi professionisti.*

---

[3] Il testo del Protocollo può essere consultato in: http://www.governo.it/GovernoInforma/Dossier/accordo_pensioni/protocollo_definitivo.pdf.

[4] Il D.Lgs. 10 settembre 2003, n. 276, ha introdotto nel nostro ordinamento una nuova tipologia contrattuale 'il contratto di inserimento', disciplinato dagli artt. 54 e segg., che sostituisce l'istituto del contratto di formazione lavoro la cui normativa continua ad essere applicata esclusivamente nel settore della pubblica amministrazione (art. 8, comma 9 D.Lgs. n. 276/2003).

[5] Introdotto nel nostro ordinamento con il D.Lgs. n. 276/03 (articoli 33-40) in attuazione della Legge delega n. 30/03.

Finanza pubblica

Il quadro programmatico di finanza pubblica indicato nel DPEF 2008-2011 ha confermato gli impegni presi con l'Unione Europea che prevedono una progressiva convergenza verso l'obiettivo di un bilancio in pareggio nel 2011.

In considerazione del buon andamento dei conti pubblici nell'anno in corso, che è stato frutto del grande sforzo di aggiustamento strutturale già effettuato dal Paese, il Governo già nel DPEF evidenziava una sostanziale coincidenza tra saldo tendenziale e quello programmatico per il 2008, tale da non rendere necessaria per l'anno a venire una manovra correttiva per il rispetto degli obiettivi di risanamento.

Allo stesso tempo, al fine di assicurare il regolare funzionamento delle attività dello Stato, il Governo individuava una serie di impegni ed iniziative che avrebbero potuto trovare accoglimento nella Legge finanziaria, subordinatamente al reperimento di una corrispondente copertura. Il 3 luglio, il Governo emanava un Atto di indirizzo quale guida per le singole Amministrazioni nel reperire risorse adeguate rafforzando, per tale via, il grado di coinvolgimento delle medesime nella gestione della spesa.

Con la Nota di Aggiornamento, presentata contestualmente a questa Relazione, si è provveduto ad una revisione delle previsioni tendenziali delle entrate e delle spese delle Amministrazioni pubbliche, per tener conto sia dell'ulteriore maggior gettito emerso nel 2007 sia degli effetti degli interventi definiti dal Governo che hanno determinato una ricomposizione del conto, sulla scia di un uso più efficace ed efficiente delle risorse esistenti.

Le stime delle entrate tributarie sono state riviste al rialzo per circa 6 miliardi.

I mutamenti intervenuti nel quadro di finanza pubblica portano a quantificare in 10,9 miliardi di euro l'entità delle risorse per fronteggiare gli impegni già sottoscritti, le prassi consolidate e le nuove iniziative indicate nel DPEF, fermo restando l'obiettivo del disavanzo al 2,2 per cento del PIL nel 2008.

TAVOLA III.7: QUADRO A LEGISLAZIONE VIGENTE: CONTO DELLE AMMINISTRAZIONI PUBBLICHE (valori in milioni di euro)

	2008		2009		2010		2011	
	DPEF	RPP	DPEF	RPP	DPEF	RPP	DPEF	RPP
ENTRATE								
- Imposte dirette	237.569	242.452	246.514	250.528	255.317	259.759	264.042	268.460
- Imposte indirette	230.267	231.727	237.188	237.520	243.903	244.384	250.804	251.682
- Imposte c/capitale	356	356	33	33	30	30	30	30
Totale Entrate tributarie	468.192	474.535	483.735	488.081	499.250	504.173	514.876	520.172
Contributi sociali	216.214	217.287	223.300	223.931	230.017	230.193	236.936	236.695
- Contributi effettivi	212.531	213.600	219.588	220.215	226.268	226.442	·233.152	232.910
- Contributi figurativi	3.683	3.687	3.712	3.716	3.749	3.751	3.784	3.785
Altre entrate correnti	54.000	54.103	54.843	55.184	56.064	56.453	57.500	57.743
Entrate in c/capitale non tributarie	4.410	4.412	4.835	4.837	4.861	4.864	4.889	4.890
Totale Entrate	742.816	750.337	766.713	772.033	790.192	795.683	814.201	819.500
SPESE								
Redditi da lav. dipendente	172.677	173.762	174.628	175.527	177.207	177.768	180.459	180.795
Consumi intermedi	127.745	127.875	131.733	131.945	134.082	134.665	138.083	139.051
Pensioni	225.520	225.520	231.620	231.620	238.530	238.530	246.130	246.130
Altre prestazioni sociali	51.590	51.590	51.720	51.720	53.400	53.400	55.950	55.950
Contributi alla produzione	14.296	14.296	14.217	14.219	14.071	14.071	14.171	14.171
Altre spese correnti netto interessi	43.718	43.744	44.669	44.724	45.717	45.785	46.424	46.493
Spese correnti al netto interessi	635.546	636.787	648.587	649.755	663.007	664.219	681.217	682.590
Interessi passivi	78.391	78.208	81.310	81.110	84.316	84.006	87.089	86.555
Totale spese correnti	713.937	714.995	729.897	730.865	747.323	748.225	768.306	769.145
- Spesa sanitaria	108.390	109.190	110.756	111.580	114.954	115.805	119.115	119.991
Spese in c/capitale	64.754	64.749	68.105	68.100	67.773	67.784	68.249	68.144
- Investimenti	41.256	41.459	42.790	42.801	42.834	42.861	42.797	42.715
Totale spese al netto interessi	700.300	701.536	716.692	717.855	730.780	732.003	749.466	750.734
Totale spese finali	778.691	779.744	798.002	798.965	815.096	816.009	836.555	837.289
Saldo primario	42.516	48.801	50.021	54.178	59.412	63.680	64.735	68.766
	2,6	3,0	3,0	3,3	3,4	3,7	3,6	3,9
Saldo di parte corrente	24.113	30.574	31.948	36.298	37.978	42.564	40.976	45.435
	1,5	1,9	1,9	2,2	2,2	2,5	2,3	2,6
Indebitamento netto	-35.876	-29.407	-31.289	-26.932	-24.904	-20.326	-22.354	-17.789
	-2,2	-1,8	-1,9	-1,6	-1,4	-1,2	-1,3	-1,0
PIL	1.606.072	1.605.043	1.664.947	1.659.615	1.723.681	1.717.445	1.784.358	1.776.298

FIGURA III.14: SALDI DI FINANZA PUBBLICA (in rapporto al PIL, scenario tendenziale post D.L. e manovra 2008 e programmatico)


Indebitamento netto post DL e manovra 2008
Saldo Primario post DL e manovra 2008
Debito programmatico/PIL (scala dx)
Indebitamento netto programmatico

La sfida che il Governo intende affrontare per la tenuta dei conti pubblici è quella di reperire risorse senza appesantire ulteriormente la pressione fiscale, ma agendo il più possibile sul fronte della spesa, in continuità con le azioni intraprese in questi mesi per aumentarne l'efficacia e l'efficienza. Cardini di tale sfida sono il mantenimento della pressione fiscale al livello del 2007, e successivamente la sua riduzione, e l'attuazione di un programma di riqualificazione della spesa in modo da consentire una graduale riduzione della spesa primaria corrente sul PIL a partire dal 2009, liberando risorse per favorire la crescita e l'equità sociale.


44
43
42
41
40
39
38
38,3
39,4
41,9
42,9
40,8
41,2
41,6
43,7
42,4
41,6
41,3
40,8
41,4
40,6
42,3
43,0
42,8
42,5
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011

FIGURA III.15: PRESSIONE FISCALE (in percentuale del PIL, tendenziale post D.L. e manovra 2008)

Le misure avviate di razionalizzazione della spesa stanno determinando lievi modifiche delle tendenze in atto. Nel 2006, la crescita in termini reali della spesa corrente primaria ha manifestato un rallentamento, registrando un tasso dell'1,7 per cento rispetto ad una media annua del 2,1 per cento nel quinquennio 2001-2005. Un analogo incremento è previsto anche nel 2007.


40,0
39,5
39,0
38,5
38,0
37,5
37,0
36,5
36,0
in % del PIL
3
2
1
0
-1
-2
-3
Var. % anno su anno
Scenario post D.L. e manovra 2008
Spesa corrente primaria in % del PIL (Sx)
Spesa corrente primaria, Var. % anno su anno (Dx)
1990
1992
1994
1996
1998
2000
2002
2004
2006
2008
2010

FIGURA III.16: SPESA CORRENTE PRIMARIA (in percentuale del PIL, variazioni percentuali tendenziali)

Occorre che tale tendenza prosegua, non limitandosi ad un contenimento del livello, ma piuttosto indirizzandosi ad una organica rivisitazione dei programmi di spesa al fine di ottimizzare l'utilizzo delle risorse esistenti. Consapevoli dell'urgenza di migliorare l'efficienza della spesa, alcune Amministrazioni centrali hanno dato segnali incoraggianti di adesione a tale progetto, individuando possibili aree di ricomposizione della spesa. Ma il cammino da percorrere è ancora lungo.

Nell'ambito delle iniziative avviate dal Governo in materia di bilancio e allocazione delle risorse, il 'Libro Verde sulla Spesa Pubblica' di recente pubblicazione fornisce un quadro conoscitivo di valido supporto per la revisione sistematica della spesa (*spending review*). In tale direzione si colloca anche il 'Patto per l'Università e la Ricerca' recentemente sottoscritto dal Governo con gli Atenei, preordinato al contenimento della spesa e alla incentivazione di comportamenti di sana gestione. Infine, è stato raggiunto un accordo tra Governo e Enti territoriali che sovrintende alle regole del Patto di Stabilità interno.

L'analisi dell'efficacia e dell'efficienza della spesa pubblica non può prescindere da una verifica dell'uso ottimale del capitale umano. La politica di contenimento della spesa per il personale dovrà essere imperniata sulle variabili da cui dipende: rinnovo dei contratti di lavoro comprensivi di meccanismi che incentivano la produttività; gestione del personale accentuando i processi di mobilità e riqualificazione; reclutamento di nuove risorse umane qualificate coordinato con la programmazione degli esodi; riorganizzazione delle strutture pubbliche finalizzata a recuperare spazi di efficienza.

Parimenti, il contenimento della spesa dovrà impegnare in eguale misura le Amministrazioni centrali e le Autonomie (Regioni ed Enti Locali).

L'esperienza internazionale dimostra la possibilità concreta di successo dell'azione di contenimento della spesa. Un caso rappresentativo è costituito dalla Germania che è riuscita a ridurre la spesa corrente primaria di oltre 2 punti percentuali nel 2006, dopo il picco raggiunto nel 2003 (41,9 per cento sul PIL).

L'azione di riqualificazione della spesa deve essere rafforzata già dal 2008. Il reperimento delle risorse viene incentrato sulle aree nelle quali l'esigenza di razionalizzazione risulta più urgente; l'utilizzo delle medesime è indirizzato sia alla riqualificazione di alcuni comparti di spesa che al sostegno del sistema produttivo. Sul fronte fiscale, il Governo è impegnato ad una ristrutturazione del carico tributario, al fine di sostenere i redditi più bassi e dare sollievo a quei contribuenti che hanno mantenuto un comportamento corretto nell'assolvimento del proprio debito fiscale. Sono previste agevolazioni per la casa anche a favore delle famiglie e misure per rendere le imprese più competitive, anche con la trasformazione degli incentivi in sgravi fiscali. Per le imprese sono previste inoltre misure di semplificazione fiscale.

La tavola che segue espone sinteticamente gli interventi di reperimento delle risorse e la loro principale destinazione. Il dettaglio delle misure previste dalla Legge finanziaria per il 2008 viene illustrato nella sezione seconda della presente Relazione.

TAVOLA III.8: MANOVRA FINANZIARIA PER IL 2008, SINTESI* (valori in miliardi di euro)

REPERIMENTO DELLE RISORSE		USO DELLE RISORSE	
ENTRATE	6,3	FISCALITA'	3,2
(Maggior gettito - Maggiori contributi)		*(Interventi casa - agevolazioni fiscali)*	
SPESE	4,6	PUBBLICO IMPIEGO	1,9
Bilancio dello Stato	1,7	*(Rinnovo contratti)*	
(Misure riorganizzazione/razionalizzazione)		WELFARE E LAVORO	2,1
Consumi intermedi - costi della politica	0,5	*(Concertazione - revisione scalone -*	
Gestione residui	1,5	*fondo per l'occupazione)*	
(Modifica termini conservazione)		ISTRUZIONE	0,3
Pubblico impiego	0,1	*(Patto con l'Università)*	
(Interventi di contenimento)		SICUREZZA	0,3
TFR	0,4	MINISTERI	0,6
Enti previdenziali	0,4	*(Iniziative compensate ai sensi Direttiva)*	
		ALTRI INTERVENTI	2,5
TOTALE	10,9	TOTALE	10,9

*) Stime provvisorie.

Per gli anni successivi gli obiettivi vengono confermati, coerentemente con l'impegno a proseguire nel processo di risanamento. Negli anni 2009-2011, la correzione complessiva richiesta quantificata in 1,2 punti percentuali di PIL viene ridistribuita per ottenere un percorso di risanamento più uniforme. L'indebitamento netto passa dal 2,2 per cento del PIL nel 2008 all'1,5 per cento del PIL nel 2009 e allo 0,7 per cento nel 2010, fino a raggiungere il pareggio nel 2011. L'avanzo primario, in considerazione di una evoluzione della spesa per interessi che si mantiene intorno ad un valore pari a circa il 4,9 per cento del PIL, aumenta dal 2,6 per cento del PIL del 2008 al 4,9 del 2011. Il debito in rapporto al PIL è previsto in graduale riduzione arrivando al 95,1 per cento nel 2011.

Prosegue il percorso di risanamento strutturale. L'indebitamento corretto per il ciclo e al netto delle una tantum si riduce di ulteriori 0,2 punti percentuali nel 2008, come indicato nel DPEF. Nel triennio 2006-2008 la correzione complessiva ammonta a 2,0 punti percentuali, passando da -4,1 del 2005 a -2,1 per cento del 2008. Questo aggiustamento, seppure distribuito secondo un profilo temporale lievemente diverso, risulta sostanzialmente coerente nella sua entità complessiva con quanto richiesto in sede europea.

TAVOLA III.9: QUADRO TENDENZIALE E PROGRAMMATICO DI FINANZA PUBBLICA (in percentuale del PIL)

	2003	2004	2005	2006	2007	2008	2009	2010	2011
Indebitamento netto tendenziale:									
DPEF (giugno 2007)	-3,5	-3,5	-4,2	-4,4	-2,5	-2,2	-1,9	-1,4	-1,3
Aggiornamento (settembre 2007)	-3,5	-3,5	-4,2	-4,4	-1,9	-1,8	-1,6	-1,2	-1,0
D.L. 2007 e L.F. 2008:									
Indebitamento netto post manovra	-3,5	-3,5	-4,2	-4,4	-2,4	-2,2	-1,9	-1,5	-1,2
Pressione fiscale*	41,4	40,6	40,6	42,3	43,0	43,0	42,8	42,6	42,5
Spesa corrente primaria*	39,1	39,3	40,0	39,9	39,8	40,0	39,3	38,8	38,6
Avanzo primario	1,6	1,3	0,3	0,1	2,5	2,6	3,0	3,4	3,6
Indebitamento netto programmatico:									
DPEF (giugno 2007)					-2,5	-2,2	-1,5	-0,7	0,1
Aggiornamento (settembre 2007)					-2,4	-2,2	-1,5	-0,7	0,0
Manovre da realizzare dal 2009							-0,4	-0,4	-0,4
Debito pubblico	104,3	103,8	106,2	106,8	105,0	103,5	101,5	98,5	95,1

*) Stime provvisorie

TAVOLA III.10: INDICATORI DI FINANZA PUBBLICA: TENDENZIALI E OBIETTIVI (in percentuale PIL)*

	2007	2008	2009	2010	2011
Indebitamento netto tendenziale	-2,4	-1,8	-1,6	-1,2	-1,0
Interessi tendenziali	4,8	4,9	4,9	4,9	4,9
Avanzo primario tendenziale	2,5	3,0	3,3	3,7	3,9
Indebitamento netto programmatico	-2,4	-2,2	-1,5	-0,7	0,0
Interessi programmatici	4,8	4,9	4,9	4,9	4,8
Saldo corrente netto interessi programmatico	6,6	6,3	6,9	7,5	8,2
Avanzo primario programmatico	2,5	2,6	3,4	4,2	4,9
Debito pubblico tendenziale	105,0	103,1	101,2	98,8	96,3
Debito pubblico programmatico	105,0	103,5	101,5	98,5	95,1
Fabbisogno settore statale tendenziale	1,7	1,8	0,8	0,3	0,0
Fabbisogno settore statale programmatico	1,7	2,2	0,6	-0,2	-0,9
Fabbisogno settore pubblico tendenziale	2,4	2,0	1,4	1,0	0,6
Fabbisogno settore pubblico programmatico	2,4	2,4	1,2	0,4	-0,3

*) I valori tendenziali scontano gli effetti del D.L. adottato contestualmente alla Nota Aggiornamento. Escludendo tali effetti, limitati al 2007, l'indebitamento netto di tale anno si colloca all'1,9 per cento.

TAVOLA III.11: VARIAZIONE DELL'INDEBITAMENTO CORRETTO PER IL CICLO E MISURE UNA-TANTUM

	2004	2005	2006	2007	2008	2009	2010	2011
Tasso di crescita del PIL a prezzi costanti	1,2	0,1	1,9	1,9	1,5	1,6	1,7	1,8
Tasso di crescita del PIL potenziale	1,3	1,2	1,5	1,5	1,5	1,5	1,6	1,7
Output gap	-0,2	-1,3	-1,0	-0,5	-0,5	-0,4	-0,4	-0,3
Componente ciclica del saldo di bilancio	-0,1	-0,7	-0,5	-0,3	-0,2	-0,2	-0,2	-0,2
Indebitamento netto	-3,5	-4,2	-4,4	-2,4	-2,2	-1,5	-0,7	0,0
Indebitamento netto corretto per il ciclo	-3,4	-3,5	-4,0	-2,1	-2,0	-1,3	-0,5	0,2
Avanzo primario corretto per il ciclo	1,4	1,0	0,6	2,7	2,9	3,6	4,4	5,0
Misure una tantum	1,3	0,6	-1,2	0,2	0,1	0,1	0,1	0,1
Saldo di bilancio al netto delle una tantum	-4,7	-4,8	-3,3	-2,5	-2,3	-1,6	-0,8	-0,1
Indebitamento netto corretto per il ciclo al netto delle una tantum	-4,6	-4,1	-2,8	-2,3	-2,1	-1,3	-0,6	0,1
Avanzo primario corretto per il ciclo al netto delle una tantum	0,1	0,4	1,8	2,6	2,8	3,6	4,3	4,9
Variazione saldo di bilancio al netto delle una tantum	-0,5	0,0	-1,5	-0,7	-0,2	-0,8	-0,8	-0,7
Variazione saldo di bilancio corretto per ciclo al netto delle una tantum	-0,5	-0,5	-1,3	-0,5	-0,2	-0,7	-0,8	-0,7

IV. ANDAMENTI TERRITORIALI

IV.1 TENDENZE ECONOMICHE E OBIETTIVI PROGRAMMATICI

Nel primo semestre dell'anno la congiuntura ha mostrato segnali di rallentamento per l'economia italiana, segnali che sembrano manifestarsi con maggiore intensità nel Mezzogiorno.

Nel Centro Nord si è assistito nel primo semestre del 2007 a un andamento dell'occupazione ancora positivo, seppure in decelerazione rispetto al 2006, e a una dinamica delle esportazioni solo lievemente inferiore alla media nazionale. Le indicazioni congiunturali più recenti segnalano variazioni marginali per il clima di fiducia sia dei consumatori, comunque in calo nel corso del 2007, sia delle imprese, il cui indice è disceso in agosto sui valori di inizio anno. Modesta anche nel bimestre maggio-giugno, come già nei primi quattro mesi del 2007, l'evoluzione delle vendite del commercio al dettaglio.

Nel Mezzogiorno le esportazioni hanno dato un contributo positivo alla crescita, pur scontando ancora una bassa incidenza sul PIL. Continua invece a mostrarsi debole la domanda per consumi. Su tale debolezza, testimoniata negli ultimi dati anche dal nuovo ripiegamento dell'indice del clima di fiducia dei consumatori, pesano le difficoltà del mercato del lavoro nel Sud. Anche le valutazioni degli imprenditori appaiono improntate da metà anno a un maggiore pessimismo.

FIGURA IV.1: OCCUPATI PER RIPARTIZIONE (dati trimestrali destagionalizzati, indice 1995=100)


118
116
114
112
110
108
106
104
102
100
Mezzogiorno
Centro-Nord
I II III IV
2000
2001
2002
2003
2004
2005
2006
2007

Fonte: Elaborazioni su dati Istat-Rilevazione continua delle forze di lavoro.

FIGURA IV.2: CLIMA DI FIDUCIA DELLE IMPRESE PER RIPARTIZIONE (dati mensili destagionalizzati, indice 2000=100)


105
100
95
90
85
80
2005
2006
2007
Mezzogiorno
Centro-Nord

Fonte: Elaborazioni su dati Isae-Inchiesta mensile sul clima di fiducia delle imprese manifatturiere ed estrattive.

Le tendenze descritte prefigurano per il 2007 una crescita del PIL appena al di sopra della media italiana nel Centro Nord e inferiore alla stessa per alcuni decimi di punto nel Mezzogiorno. Per il 2008, la previsione a livello territoriale indica un avvicinamento nelle *performance* economiche delle due ripartizioni, considerando a favore del Sud anche l'effetto derivante dal maggior apporto della spesa pubblica in conto capitale connesso alla conclusione del ciclo attuativo delle politiche comunitarie 2000-2006. Ritmi di crescita più elevati e stabili dipenderanno anche da una più efficace capacità di intervento delle Amministrazioni centrali, regionali e locali impegnate nell'attuazione delle politiche territoriali.

IV.2 POLITICA E FINANZA TERRITORIALE

Gli esiti connessi alla politica regionale dovrebbero continuare a risentire positivamente nei prossimi mesi della fase di chiusura del ciclo di programmazione 2000-2006 dei fondi strutturali. Molti progetti volgono infatti al termine della effettiva realizzazione e, comunque, i vincoli da rispettare per la conclusione dei programmi dovrebbero imprimere un'accelerazione alla spesa pubblica in conto capitale nel Mezzogiorno, nella direzione indicata dal DPEF 2008-2011 e richiesta anche dai recentemente rinnovati impegni di addizionalità nei confronti della UE.

Un ulteriore impulso dovrebbe derivare dall'avvio della fase attuativa del Quadro Strategico Nazionale 2007-2013 (QSN), che prevede uno sforzo per lo sviluppo pari a oltre 124 miliardi nel periodo, di cui più di 100 per le regioni meridionali, definitivamente approvato dalla Commissione Europea con decisione del 13 luglio scorso. Il QSN ha introdotto la significativa innovazione della programmazione unitaria dei fondi strutturali e delle risorse del fondo per le aree sottoutilizzate. Per l'ampiezza della partecipazione

istituzionale e di partenariato sociale che ne ha condiviso l'impianto, è l'occasione più rilevante che oggi si presenta per il necessario rilancio delle politiche di sviluppo.

Come già anticipato nel DPEF 2008-2011, la Legge finanziaria per il 2008 completerà il quadro normativo, con provvedimenti volti a fornire piena credibilità al nuovo impianto unitario della politica regionale, garantendo certezza e piena disponibilità, per ciascuna annualità del periodo, alle risorse già stanziate per la programmazione unitaria dei fondi strutturali e delle risorse aggiuntive nazionali.

Inoltre, il CIPE nella seduta del 3 agosto scorso ha già approvato i meccanismi incentivanti, per circa 3 miliardi di euro, collegati al perseguimento di obiettivi in alcuni ambiti di rilievo per il benessere dei cittadini (istruzione, servizio idrico, gestione dei rifiuti urbani, disponibilità di servizi socio-sanitari per la popolazione anziana e l'infanzia), che costituiscono uno tra i fattori più qualificanti e innovativi dell'impianto del QSN per il Mezzogiorno.

Un contributo all'azione della politica regionale è altresì atteso dall'avvio dalle misure complementari di sostegno allo sviluppo produttivo previste dalla Legge finanziaria per il 2007. Si è recentemente concluso positivamente l'esame da parte della Commissione Europea sul provvedimento relativo al 'cuneo fiscale' che, esteso all'intero territorio nazionale, prevede anche meccanismi specifici per le regioni del Mezzogiorno. L'entrata in vigore del credito d'imposta per investimenti nel Mezzogiorno, sul quale l'istruttoria comunitaria non si è ancora conclusa, dovrebbe invece avvenire con la definitiva approvazione della Carta degli aiuti a finalità regionale per l'Italia per il periodo 2007-2013, notificata formalmente il 12 giugno scorso. Prosegue inoltre l'istruttoria per la definizione degli strumenti finanziari per le agevolazioni fiscali da concedersi in aree urbane caratterizzate da particolare disagio socio-economico e per la selezione e perimetrazione delle aree relative, in modo da avanzare una formale notifica alla Commissione Europea.

IL FEDERALISMO FISCALE IN ITALIA

*Il Ddl di Delega per il federalismo fiscale ha come obiettivo di realizzare pienamente l'attuazione del titolo V della Costituzione. Il principio che ispira la delega del Governo è quello essenziale per un federalismo fiscale efficiente ed equo: il principio di correlazione o del beneficio, al fine di collegare strettamente sul piano finanziario – e quindi politico – l'autonomia alla responsabilità, le decisioni di spesa a quelle relative al suo finanziamento e per questa strada accrescere l'*accountability*, contribuendo perciò in modo significativo al riequilibrio dei conti pubblici.*

Una finanza decentrata ordinata e responsabile può rendere lo sforzo di risanamento più efficiente, meno costoso e ne può accrescere l'equità proprio perché ripartito su più livelli di governo. Il rispetto dei vincoli europei in materia di bilanci pubblici richiede d'altronde che il vincolo di finanza pubblica dello stato centrale sia assolto anche dagli – e trasferito in parte agli – altri enti di governo decentrati, secondo il Patto di Stabilità interno. Questo processo di responsabilizzazione deve avvenire naturalmente senza mettere in discussione l'unità giuridica e finanziaria dello stato. Anzi essa ne dovrebbe risultare rafforzata se il processo di ripartizione delle competenze di spesa e di entrata avverrà secondo un disegno responsabile ed efficiente.

Il rafforzamento degli enti decentrati di governo, oltre ad aumentare la loro responsabilizzazione sul piano fiscale e finanziario, rendendo questi livelli di governo accountable *di fronte ai cittadini*

e agli elettori locali, può contribuire in modo significativo a migliorare l'allocazione delle risorse pubbliche e a promuovere lo sviluppo economico e il reddito delle regioni più svantaggiate.

Nell'azione del governo contenuta nel Disegno di legge Delega si è mirato a realizzare un federalismo responsabile ma anche solidale per cui "gli interventi relativi alle materie che rientrano nella tutela costituzionale dei "livelli essenziali" (art. 117, comma 2, lett. m) devono conformarsi al criterio della copertura integrale dei fabbisogni", mentre per "le funzioni regionali autonome, che non sono cioè rappresentative di irrinunciabili esigenze di equità e di cittadinanza, è possibile prefigurare sistemi di finanziamento in cui il ruolo perequativo dello Stato risulti meno pervasivo".

Particolare significato ha il meccanismo di perequazione che si basa su tipologie di standardizzazione delle entrate e della spesa idonei a superare, per tutti i livelli istituzionali il criterio della spesa storica. L'obiettivo è quello di costruire parametri di spesa standard sulla base di finalità che tengano conto dei bisogni e dei relativi costi di soddisfacimento, in un confronto equilibrato e perequato delle esigenze delle diverse aree del Paese.

Completare il disegno di un sistema ordinato di rapporti finanziari tra i livelli di governo richiede che siano conciliati tre principi garantiti dalla Costituzione come riformata nel 2001: a) l'autonomia finanziaria di Regioni ed Enti locali, che comporta differenze territoriali nelle prestazioni dei servizi; b) la perequazione necessaria per l'uniformità nei livelli essenziali delle prestazioni, che richiede importanti trasferimenti perequativi; c) la sostenibilità della condizione complessiva dei conti pubblici, per assicurare la quale occorre un coordinamento tra i soggetti erogatori della spesa pubblica e, in esso, un ruolo di guida del governo centrale nella formazione del bilancio.

Il sistema di finanziamento degli enti decentrati individua nei tributi regionali e locali e nelle compartecipazioni ai tributi erariali la fonte primaria di finanziamento delle funzioni ad essi attribuite. Ai tributi propri è affidato il compito di garantire la manovrabilità dei bilanci, l'adattamento dei livelli dell'intervento pubblico alle situazioni locali e la responsabilità delle amministrazioni locali. Le compartecipazioni, dal loro canto, garantiranno la stabilità anche in senso dinamico del volume delle risorse finanziarie. Il disegno del sistema di finanziamento risponde alle esigenze della stabilità e dell'autonomia. Nel contempo, l'esercizio dei diritti civili e sociali su tutto il territorio nazionale viene garantito da un sistema di trasferimenti perequativi capaci di assicurare il finanziamento integrale dei livelli essenziali delle prestazioni che concernono tali diritti e delle funzioni fondamentali degli Enti locali (definite nell'art. 117 della Costituzione).

Per le competenze di spesa non riconducibili a prestazioni essenziali o a funzioni fondamentali, la perequazione è basata in modo trasparente sulla capacità fiscale. Per queste spese, si riconosce, in altre parole, la possibilità di differenziazioni tra territori nei livelli dell'intervento pubblico. Nel disegno del sistema perequativo sono quindi presenti due componenti che realizzano una sintesi tra esigenze di uniformità e di autonomia.

In materia di coordinamento del sistema tributario si è scelto di stabilire un principio di "pari dignità" dei tributi propri dei vari livelli di governo, con l'esclusione di interventi, privi di contestuale compensazione, sulle basi imponibili e sulle aliquote dei tributi riferibili ad altri livelli di governo. L'esercizio concreto dell'autonomia tributaria, prevede inoltre che le Regioni possano, nelle materie non assoggettate ad imposizione da parte dello Stato, istituire tributi regionali e locali e determinare le materie e gli ambiti nei quali può esercitarsi l'autonomia tributaria degli Enti locali. Essa è garantita anche dalla possibilità di intervento della legge statale, in assenza di legge regionale.

Per quanto riguardo inoltre l'assetto della finanza di Province e Comuni, e in particolare il ruolo di coordinamento svolto dallo Stato e dalle Regioni (ai quali, secondo la Costituzione, è affidata in

materia una competenza legislativa concorrente), la scelta del disegno di legge delega è di disegnare un assetto differenziato della finanza comunale, basato sulla distinzione dei Comuni secondo la gamma delle funzioni svolte (e quindi l'ampiezza demografica). Viene così, da un lato, valorizzata la tradizione municipale del nostro ordinamento e, dall'altro, attribuito un ruolo fondamentale alle Regioni nel disegnare schemi concreti di coordinamento della finanza dei Comuni di dimensioni minori (nel rispetto, per quanto riguarda la perequazione, dei criteri generali fissati nelle norme statali).

Infine, per quanto riguarda gli obiettivi concreti degli schemi di perequazione, per la parte basata sui fabbisogni di spesa, è necessario che di tali fabbisogni sia data una definizione puntuale. Nell'assetto definitivo questi non dovranno semplicemente coincidere con la spesa storica, come di fatto avviene oggi. Il Ddl delega definisce il quadro istituzionale dei rapporti finanziari tra i vari livelli di governo e fissa i criteri generali per l'avvio di un percorso graduale che restituisca razionalità alla distribuzione delle risorse, rendendola coerente con misure oggettive dei fabbisogni e con il costo standard delle prestazioni erogate.

Affinché le potenzialità positive del federalismo - positive per la partecipazione democratica e per il controllo dei cittadini, per la concorrenza emulativa tra comunità e governi locali - possano dare frutti occorre mettere tutti sullo stesso piano. Dando piena attuazione all'articolo 119, si esce da una fase contrassegnata da misure e interventi frammentari, spesso dettati da esigenze di urgenza per garantire l'equilibrio finanziario del complesso dei conti pubblici, e si definisce un quadro di stabilità e certezza, necessario per consentire ai singoli enti territoriali di programmare in modo significativo la propria attività.

Le norme della manovra di bilancio con ricadute sulla finanza regionale e locale che oggi confluiscono nel disegno di legge finanziaria troveranno in futuro collocazione in un disegno di legge specifico presentato nel mese di giugno, previa una fase di confronto e valutazione congiunta con Regioni, Province e Comuni. Esso assumerà la veste giuridica di provvedimento collegato alla manovra di bilancio e dovrà essere approvato entro il mese di ottobre. Si otterrà così un duplice risultato. Da un lato, decongestionare la sessione di approvazione del bilancio dello Stato; dall'altro, garantire agli enti territoriali margini temporali adeguati per poter formulare le proprie autonome politiche di bilancio.

A. CRESCITA: UNO SCENARIO POSSIBILE PER IL PERIODO 2007-2016

Premessa

In questa Appendice viene presentato un esercizio di simulazione 'meccanico': cosa accadrebbe se, grazie ad un programma vigoroso di riforme economiche, la crescita si collocasse strutturalmente ad un livello più alto, vicino al 3,0 per cento, e quali sarebbero le relative conseguenze per i conti pubblici. Queste proiezioni si basano su ipotesi 'stilizzate' ma ragionevoli, che portano a risultati che al momento sembrano essere molto ambiziosi. Esse *non* devono essere considerate come un quadro programmatico. Lo scopo principale dell'esercizio *non* è quello di disegnare un profilo di rientro del debito pubblico più accelerato di quanto attualmente prospettato dal Governo. Si intende invece mettere in evidenza gli spazi di manovra che si aprirebbero per la politica economica se le riforme venissero portate avanti con vigore creando maggiore crescita.

La maggiore crescita economica si rifletterebbe positivamente non soltanto sul benessere economico dei cittadini, consentendo nel lungo periodo un più alto tenore di vita, ma anche—prevalentemente tramite maggiori entrate—sulla finanza pubblica, con un miglioramento molto pronunciato nel saldo di bilancio e un declino sempre più rapido del debito pubblico[1]. Limitando l'avanzo primario al 5,0 per cento del PIL, il miglioramento dei conti pubblici genererebbe risorse aggiuntive che potrebbero essere destinate non solo alla riduzione del debito ma anche a nuovi investimenti ed alla riduzione della pressione fiscale. Questi a loro volta sono le condizioni che possono garantire la sostenibilità della maggior crescita in futuro.

Due scenari

A tal scopo, si prende spunto dall'esercizio di crescita presentato nel DPEF 2008-2011, estendendone il profilo temporale al quinquennio successivo. I fattori più rilevanti cui attingere in qualità di 'riserve' per una maggiore crescita sono rappresentati, come esemplificato nel prosieguo, dall'aumento della produttività e dalla maggiore partecipazione al mercato del lavoro.

Si presenta innanzitutto un esercizio di scomposizione della crescita per un orizzonte previsivo decennale dal 2007 al 2016. Dunque, oltre all'arco temporale contemplato dal DPEF le proiezioni coprono anche il quinquennio successivo. L'analisi è stata condotta attraverso la predisposizione di due possibili scenari di evoluzione del prodotto interno lordo e delle diverse determinanti della crescita.

Il primo scenario è coerente per quanto riguarda le determinanti della crescita con il quadro programmatico delineato nella Nota di Aggiornamento del DPEF 2008-2011 e nella Relazione Previsionale e Programmatica (RPP). Nella Figura A.1 il tasso di crescita del PIL è evidenziato dall'area azzurra sottesa alla linea nera continua: fino al 2011 la

[1] Un tale scenario prefigura in termini tecnici un *reverse snow-ball effect*.

crescita è pari in media al 1,8 per cento; successivamente se ne prospetta una ulteriore moderata accelerazione (a fine periodo a 2,1 per cento).

Tale scenario sostanzialmente incorpora il mantenimento dell'attuale passo delle riforme, con interventi graduali e intervallati nel tempo. Come termini di paragone si fa presente che il profilo di crescita dell'economia italiana andrebbe ad allinearsi con quanto conseguito in media dai paesi dell'EU15 per il periodo 1995-2005 (crescita del PIL e della produttività totale dei fattori rispettivamente pari al 2,2 per cento e allo 0,7 per cento). Si veda al riguardo la Tavola A.1.

È possibile configurare uno scenario alternativo più favorevole, che potrebbe concretizzarsi in presenza di politiche e comportamenti in grado di rimuovere in modo più incisivo gli ostacoli alla crescita che hanno frenato l'economia italiana negli ultimi anni. Per il periodo 2008-2011 si fa coincidere questo scenario con quello maggiormente ottimistico prospettato nell'ultimo DPEF, che prefigurava tassi di crescita prossimi al 3,0 per cento per fine legislatura. Nel periodo successivo (2012-2016) si riscontrerebbe un lieve ulteriore miglioramento della performance dell'economia.

Nella Figura A.1 il comportamento del PIL in questo secondo scenario, di maggior crescita, è evidenziato da tutta l'area colorata sottesa alla linea nera tratteggiata. Il miglior andamento del PIL sarebbe il risultato congiunto di una crescita più sostenuta della produttività, di un aumentato tasso di partecipazione della popolazione in età lavorativa e del comportamento di tutte le altre variabili normalmente considerate negli esercizi di contabilità della crescita. La Figura A.1 evidenzia il maggiore contributo alla crescita—rispetto allo scenario base—fornito sia dalla produttività totale dei fattori (TFP) (area azzurra) che dal tasso di partecipazione (area gialla). Le altre determinanti della crescita (principalmente ore lavorate, *capital deepening* e tasso disoccupazione) sono congiuntamente rappresentate dalla variabile 'altro'. In una prima fase, il loro contributo incrementale alla crescita è ipotizzato negativo a causa dell'esistenza di *trade-off*.

FIGURA A.1: DUE SCENARI DI CRESCITA: PROGRAMMATICO E SCENARIO POSSIBILE (PIL a prezzi concatenati, variazioni percentuali)


3,4
2,9
2,4
1,9
1,4
var.% a/a
Incremento TFP
Altro
Incremento Tasso di partecipazione
Programmatico
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016

Si osserva in via preliminare che le cifre contemplate nello scenario di maggiore crescita allineerebbero i risultati ottenuti con quelli dei 5 paesi della Unione Europea che nel periodo 1995-2005 hanno registrato la maggiore crescita economica. I paesi in oggetto (cfr. Tavola A.1 EU5) hanno registrato una crescita media del PIL prossima al 3,0 per cento, ottenuta attraverso un aumento di produttività di 1,2 punti percentuali ed un incremento del tasso di partecipazione di 0,6 punti percentuali.

Quadro programmatico e tendenze di fondo

Prima di approfondire l'analisi sulle singole componenti della simulazione, riportiamo la scomposizione della crescita secondo lo scenario che recepisce e prolunga al 2016 il quadro programmatico della Relazione Previsionale e Programmatica. Come è agevole osservare dalla Figura A.2, la crescita media del PIL è sostanzialmente costante per i due quinquenni di previsione 2007-2011 e 2011-2016 ed analoga alla crescita verificatasi nel 2006. La crescita del PIL dipende principalmente dall'andamento della produttività totale dei fattori, dal tasso di partecipazione e dal contributo del *capital deepening*. La popolazione in età lavorativa proseguirebbe nella diminuzione iniziata nel 2006.

Tale contrazione rappresenta un elemento particolarmente delicato per il prossimo decennio (anche se proiezioni leggermente più ottimistiche per i flussi migratori attenuerebbero il problema)[2].

Anche la riduzione del tasso di disoccupazione fornirebbe un contributo positivo ma inferiore a quella registrata nel corso degli ultimi anni.

FIGURA A.2: SCOMPOSIZIONE DELLA CRESCITA DEL PIL NELLO SCENARIO BASE (variazioni percentuali)


2,5
2,0
1,5
1,0
0,5
0,0
-0,5
-1,0
PIL
Produttività Totale dei Fattori
Capital Deepening
Ore Lavorate
Popolazione in Età Lavorativa
Partecipazione
Disoccupazione
1996-2000
2001-2005
2006
2007-2011
2012-2016

Fonte: ISTAT e stime MEF per il periodo 2006-2016

[2] Le previsioni demografiche, risultano abbastanza affidabili per quanto riguarda la popolazione nata in Italia. Risulta invece difficile prevedere i flussi migratori.

Principali *trade-off* e dettaglio degli scenari

Lo scenario possibile di maggior crescita deve tenere conto del comportamento congiunto di alcune variabili chiave tra le quali invece si sono osservati dei *trade-off* fino a tutto il quinquennio 2001-2005, come ad esempio quello riguardante la conciliazione tra gli aumenti di occupazione e di produttività. Nell'esperienza italiana, ciò non sempre è avvenuto per l'effetto dovuto, almeno in parte, all'ingresso sul mercato del lavoro di lavoratori 'marginali' e dunque meno qualificati.

Un'altra sfida, posta dal mercato del lavoro, è quella di ottenere congiuntamente aumenti di occupazione che derivino da riduzione del tasso di disoccupazione e da aumenti del tasso di partecipazione. In ogni caso, l'enfasi (come nel caso degli obiettivi del processo di Lisbona) si è decisamente spostata verso il conseguimento di tassi di partecipazione il più elevati possibile.

Nel proiettare il comportamento delle variabili si è ipotizzato che i *trade-off* non siano completamente risolti nel corso del primo quinquennio, ma soltanto a partire da quello successivo. I due scenari presentati sono stati ottenuti proiettando separatamente ciascuna delle componenti della crescita del PIL. Di seguito si mettono a confronto gli andamenti ipotizzati nei due diversi casi (Figura A.3)[3]. Un elemento di valutazione circa il realismo delle ipotesi sottostanti le proiezioni è fornito dalla Tavola A.1, che mostra l'evoluzione delle diverse componenti per i paesi EU15 nel recente passato.

---

[3] *Produttività totale dei fattori*: Nello scenario base il comportamento della produttività totale dei fattori prosegue il *trend* incorporato nel quadro programmatico RPP e raggiunge nel quinquennio finale una crescita media dello 0,8 per cento. Lo scenario di maggiore crescita contempla invece una crescita che nell'orizzonte temporale della RPP si avvicina a quella riscontratasi negli anni '80 (l'esercizio previsivo proposto nel DPEF e qui ripreso ipotizzava un tasso medio di crescita della produttività pari all'1,2 per cento corrispondente a quello ottenuto dal Regno Unito nel 2001-2005); in esso si configura una crescita media della produttività di circa 1,5 per cento per il periodo 2011-2016 e dell'1,2 per cento per l'intero orizzonte previsivo (2007-2016).

Tasso di partecipazione della popolazione in età lavorativa: Entrambi gli scenari si caratterizzano per il rapido *trend* di crescita della variabile nel decennio, principalmente a causa dell'aumento del livello d'istruzione e della partecipazione femminile. Nello scenario di maggior crescita, la crescita del tasso di partecipazione viene stimolata anche attraverso nuove riforme sul mercato del lavoro.

Monte ore lavorate pro-capite: Per quanto riguarda l'ammontare delle ore lavorate viene rispecchiato l'andamento previsto per l'occupazione in modo da tenere pressoché stabile il rapporto delle ore lavorate pro-capite. Il contributo alla crescita risulta dunque sostanzialmente nullo in tutti gli scenari; nello scenario di maggior crescita è leggermente negativo.

Capital Deepening: Il *capital deepening* mostra un andamento progressivamente crescente, in linea con la variazione degli investimenti. Si è ipotizzato che questi ultimi, a loro volta, seguano il comportamento del PIL. La differente evoluzione del *capital deepening* nei due scenari—con un minor contributo alla crescita proprio nello scenario maggiormente ottimista—rispecchia il comportamento 'storico' che vede un minore contributo nei periodi di maggiore crescita dell'occupazione (in questo caso non si è ritenuto di sovvertire l'usuale *trade-off* prima del secondo quinquennio).

Tasso di disoccupazione: La riduzione del tasso di disoccupazione incorporata nello scenario di accelerazione rispecchia il possibile avvio di ulteriori riforme nel mercato del lavoro. In particolare, nel corso del decennio viene ipotizzata una ulteriore contrazione della disoccupazione di circa il 2,0 per cento rispetto ai livelli del 2006. Nello scenario moderatamente ottimistico si ipotizza un tasso di disoccupazione stabile a partire dal 2011.

Popolazione in età lavorativa: Nel periodo in considerazione la popolazione in età lavorativa subisce una particolare contrazione che mediamente risulta pari allo 0,23 per cento come attualmente contemplato dalle proiezioni ISTAT.

Occupazione: Il grafico mostra le variazioni di occupazione che scaturiscono dalle ipotesi dei due scenari. Tale variabile non entra, comunque direttamente nella contabilità della crescita ed è raffigurata a scopo illustrativo.

FIGURA A.3: PRINCIPALI VARIABILI DEGLI SCENARI (variazioni percentuali annue ove non diversamente specificato)


Produttività Totale dei Fattori
Tasso di partecipazione della Popolazione in età lavorativa
Ore lavorate per Occupato
Contributo alla Crescita del Capital Deepening
Tasso di Disoccupazione
Occupati
Scenario Base
Scenario di maggiore crescita
Dato storico
Popolazione attiva
Proiezione ISTAT
Dato storico

TAVOLA A.1: SCOMPOSIZIONE DELLA CRESCITA PER I PRINCIPALI PAESI EUROPEI (1995-2005, variazioni percentuali)

	PIL	Produttività Totale dei Fattori	*Capital Deepening*	Qualità del lavoro	Ore lavorate
UE15	2,26	0,72	0,32	0,56	-0,44
UE5	3,03	1,16	0,31	0,41	-0,23
Italia	1,42	0,04	0,31	0,50	-0,42
Regno Unito	2,83	1,19	0,32	0,65	-0,42
Francia	2,15	0,97	0,50	0,41	-0,69
Danimarca	2,19	0,82	0,16	0,26	0,41
Germania	1,38	1,00	0,65	0,07	-0,67
Estonia	6,72	4,37	3,52	-0,85	0,67
Finlandia	3,66	2,19	-0,19	0,41	-0,32
Polonia	4,44	0,02	1,88	0,61	0,05
Spagna	3,59	-0,24	0,06	0,75	-0,34
Grecia	3,76	1,84	0,59	0,59	-0,11
Ungheria	3,93	0,95	1,65	1,17	-0,16
Romania	2,71	2,11	1,74	-0,12	0,54
Irlanda	7,97	3,87	0,41	0,44	-0,96
Paesi Bassi	2,64	1,05	0,24	0,41	-0,53

	Popolazione Nativa	Migrazione netta	Popolazione % in età lavorativa su totale	Tasso di disoccupazione	Tasso di partecipazione
UE15	0,08	0,31	-0,05	0,22	0,54
UE5	0,28	0,28	0,01	0,22	0,58
Italia	-0,07	0,35	-0,34	0,12	0,92
Regno Unito	0,13	0,22	0,19	0,45	0,09
Francia	0,37	0,13	-0,05	0,18	0,34
Danimarca	0,15	0,22	-0,18	0,27	0,08
Germania	-0,11	0,22	-0,17	-0,09	0,46
Estonia	-0,46	-0,29	0,31	-0,06	-0,49
Finlandia	0,18	0,10	-0,03	0,88	0,45
Polonia	0,04	-0,13	0,61	-0,32	-0,51
Spagna	0,00	0,89	0,12	1,04	1,31
Grecia	0,00	0,45	0,01	-0,14	0,54
Ungheria	-0,38	0,15	0,16	0,30	0,08
Romania	0,05	-0,27	0,38	0,51	-2,23
Irlanda	0,58	0,75	0,63	0,99	1,26
Paesi Bassi	0,39	0,15	-0,13	0,19	0,88

Fonte: Unione Europea

Possibili effetti sulla finanza pubblica

Nella Tavola A.2 viene riportata una stima dell'impatto dei due scenari sul saldo di bilancio delle amministrazioni pubbliche e sul debito pubblico, utilizzando la metodologia sviluppata per effettuare l'analisi di sensitività alla crescita delle entrate e delle spese della Pubblica Amministrazione nel contesto del Programma di Stabilità.[4]

Il miglioramento nel saldo di bilancio che si verifica nello scenario di maggior crescita è principalmente determinato da un netto miglioramento del saldo primario, conseguente ad un aumento delle entrate, anche se la riduzione per spesa d'interessi esercita col tempo un peso crescente. Tale miglioramento è reso possibile da un profilo ipotizzato delle spese sostanzialmente inalterato rispetto allo scenario base. Più in generale, come premesso, lo scopo dell'esercizio è quello di illustrare i maggiori spazi di manovra creati dalla politica economica da una maggiore crescita dell'economia. Verosimilmente, è stato quindi limitato l'avanzo primario al 5,0 per cento del PIL.

[4] I seguenti *caveat* sono da tenere presenti:

a) Le stime sono puramente indicative e sono ottenute attraverso la proiezione di un numero ristretto di variabili economiche.

b) Poiché non è disponibile un quadro di finanza pubblica programmatico che copra l'intero orizzonte, anche lo scenario di riferimento, per gli anni successivi al 2011, è stato oggetto di simulazione. Questo si compone del quadro di finanza pubblica della RPP 2008 sino al 2011. Per gli anni successivi le entrate e una parte delle spese correnti sono legate alla crescita del PIL secondo le elasticità utilizzate per il Programma di Stabilità. I valori successivi al 2011 risultano pertanto approssimativi. Ad esempio, non tengono conto dell'evoluzione della spesa pensionistica, di quella della sanità, dell'evoluzione dei tassi di interesse da parte della Banca Centrale Europea, ecc... (Tuttavia le spese legate all'invecchiamento non si modificano in maniera sostanziale nel periodo considerato). Per quanto lo scenario di base incorpori già al suo interno un contenimento e una riqualificazione della spesa pubblica, non è del tutto realistico ipotizzare che alcune voci di spesa restino invariate. Per alcune di esse sarebbe opportuno ipotizzare un incremento funzionale all'effettivo realizzarsi di una maggiore crescita, come ad esempio nel caso della spesa per investimenti ed in quello della componente pubblica della spesa in ricerca e nella formazione del capitale umano.

c) La crescita della produttività ipotizzata dovrebbe toccare anche il settore pubblico, con conseguenti risparmi sulla spesa corrente primaria. D'altro canto sarebbe altresì naturale ipotizzare una maggior spesa in salari pubblici ove una parte della maggiore crescita fosse determinata da incrementi della produttività nella pubblica amministrazione. Questi effetti, per semplicità, non sono considerati nella simulazione.

d) Mentre molte riforme finalizzate all'aumento della crescita economica sono a costo zero, altre non lo sono. Si dovrebbe quindi ipotizzare un aumento della spesa in conto capitale nei primi anni della simulazione. Anche questo effetto, per semplicità, viene tralasciato nella simulazione.

TAVOLA A.2: ANALISI DI SENSITIVITA' (variazioni percentuali)

	Scenari	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
Tasso di crescita del PIL nominale	Magg. crescita	4,4	4,3	4,1	4,3	4,3	4,3	4,4	4,6	4,7	4,7
	Base	4,6	4,0	3,4	3,5	3,4	3,5	3,5	3,6	3,6	3,7
Tasso di crescita del PIL reale	Magg. crescita	2,0	2,2	2,4	2,6	2,8	2,8	2,9	3,1	3,2	3,2
	Base	1,9	1,5	1,6	1,7	1,8	1,9	1,9	2,0	2,0	2,1
Indebitamento netto	Magg. crescita	-2,4	-1,8	-0,6	0,3	0,4	0,7	0,9	1,1	1,3	1,5
	Base	-2,4	-2,2	-1,5	-0,7	0,0	0,2	0,3	0,5	0,6	0,8
Avanzo Primario	Magg. crescita	2,5	3,1	4,2	5,0	5,0	5,0	5,0	5,0	5,0	5,0
	Base	2,5	2,6	3,4	4,2	4,9	4,8	4,8	4,8	4,8	4,8
Debito Pubblico	Magg. crescita	105,0	102,8	99,0	94,0	89,9	85,7	81,3	76,8	72,2	67,6
	Base	105,0	103,5	101,5	98,5	95,1	91,6	88,2	84,9	81,3	77,8

FIGURA A.4: INDEBITAMENTO NETTO, DEBITO E AVANZO PRIMARIO (in percentuale del PIL)


Indebitamento netto
Debito
Avanzo primario
Scenario di maggiore crescita
Scenario di base



Ministero dell'Economia e delle Finanze

L'Economia italiana nel 2008

Relazione Previsionale e Programmatica

Sezione II

E' possibile scaricare la
RELAZIONE PREVISIONALE
E PROGRAMMATICA
dai Siti Internet: www.mef.gov.it
www.rgs.mef.gov.it

Stampato presso il Centro Stampa I.G.I.C.S. – Ufficio VIII
Via Attanasio Soldati, 80
00155 - ROMA

Relazione Previsionale
e Programmatica
per il 2008

SEZIONE II

Presentata dal Ministro dell'Economia e delle Finanze

Tommaso Padoa – Schioppa

il 28 settembre 2007

INDICE

IL NUOVO BILANCIO DELLO STATO A LEGISLAZIONE VIGENTE PER L'ANNO 2008

Con il Disegno di Legge di bilancio 2008, il Governo ha inteso realizzare, salvaguardando lo schema giuridico previsto dalla citata legge n. 94 del 1997, la riclassificazione del bilancio in senso funzionale, al fine di pervenire ad una "maggiore trasparenza" dei conti pubblici e ad una più "ampia consapevolezza" – da parte del Parlamento e dei cittadini – in ordine alle modalità con le quali vengono impiegate le risorse dello Stato.

Con la nuova classificazione del Bilancio dello Stato si passa da una struttura basata sulle Amministrazioni (centri di responsabilità che gestiscono le risorse), ad una che pone al centro le funzioni (cosa viene fatto con le risorse in funzione degli obiettivi).

Il passaggio da una programmazione per capitoli ad una nuova programmazione per politiche pubbliche rende più diretto il legame tra risorse stanziate ed azioni perseguite dal Governo, permettendo l'allocazione delle stesse in contesti di maggiore efficienza, efficacia ed economicità.

Occorre mettere in evidenza l'importanza e la significatività che la riclassificazione effettuata assume nel contesto dei conti pubblici, quale elemento imprescindibile per avviare l'auspicato processo di riforma.

L'operazione effettuata tende a favorire una maggiore trasparenza dei conti pubblici e un consapevole dibattivo sulle effettive priorità e necessità; permette una gestione del bilancio pubblico più flessibile ed orientata ai risultati; offre alle Amministrazioni l'opportunità di ripensare la propria organizzazione, rivedendo gradualmente strutture, responsabilità e sistema di incentivi.

I risultati su cui si basano gli obiettivi stessi saranno monitorati tramite indicatori di performances in un processo di "spending review", che consente di riesaminare in modo regolare e sistematico i flussi di spesa, al fine di liberare e quindi di riallocare risorse attraverso scelte efficienti e consapevoli in corrispondenza con gli obiettivi di Governo.

La riorganizzazione in atto si fonda sulla classificazione delle risorse finanziarie secondo due livelli di aggregazione: le "Missioni" ed i "Programmi".

In particolare, le Missioni rappresentano le funzioni principali e gli obiettivi strategici perseguiti con la spesa pubblica, articolate in 34 aggregati omogenei di attività all'interno di ogni Ministero, individuati con riferimento ai risultati da perseguire attraverso l'azione pubblica sui cittadini e sul territorio. Esse possono essere ministeriali o trasversali a più Dicasteri (interministeriali), e possono essere ricondotte ad un concetto "di risorse di settore", ove la missione circoscrive l'insieme di risorse disponibili per quella specifica funzione, e dunque essere utilizzata nell'ambito del dibattito parlamentare per organizzare la discussione della sessione di bilancio.

Un' ulteriore distinzione tra le missioni è relativa alla differenziazione tra le missioni "proprie," ossia quelle che rappresentano compiti istituzionali assegnati dalla legislazione vigente alle Amministrazioni e, le missioni "finanziarie"- tipiche del Ministero dell'Economia e delle Finanze - che non rientrano tra i compiti istituzionali assegnati, ma si riferiscono ad altre amministrazioni pubbliche e rappresentano pertanto trasferimenti di risorse finanziarie, alle quali le Amministrazioni non attribuiscono costi di struttura.

Le Missioni si realizzano concretamente tramite uno o più programmi di spesa che rappresentano aggregati omogenei di attività svolte all'interno di ogni singolo Ministero, per perseguire obiettivi ben definiti nell'ambito dei cespiti istituzionali, attribuiti al Dicastero competente. Ciascun programma si estrinseca a sua volta in un insieme di attività sottostanti che ogni Amministrazione pone in essere per il raggiungimento delle proprie finalità.

In questa sede si fa riferimento alle modalità con cui il criterio della legislazione vigente è stato applicato per le previsioni 2008, in attuazione degli obiettivi della Riforma descritta, esponendo e rendendo esplicita l'effettiva entità e ripartizione delle risorse nonché la coerenza e compatibilità economico - finanziaria all'indirizzo di Governo.

I IL CRITERIO DELLA LEGISLAZIONE VIGENTE

I.1 PREMESSA

Il documento di programmazione economico-finanziaria 2008-2012 e la relativa nota di aggiornamento - in ottemperanza a quanto disposto dall'articolo 3, ai commi 2, lettera e), e 3 della legge n. 468 del 1978 come modificata, da ultimo, dalla legge n. 208/99 - indica le regole di variazione dell'entrata e della spesa del bilancio statale di competenza per ciascuno degli anni del quadriennio richiamato, nonché i criteri ed i parametri per la formazione delle relative previsioni.

Conseguentemente, l'impostazione del progetto di bilancio a legislazione vigente per l'anno 2008 ha assunto come quadro di riferimento generale le ipotesi di evoluzione del bilancio statale di competenza coerenti con gli obiettivi di finanza pubblica indicati nel documento richiamato e nella relativa nota di aggiornamento, al fine di conseguire, mediante la legge finanziaria, i volumi di entrata e di spesa programmati.

In questa sede, pertanto, si precisano le modalità con cui il criterio della legislazione vigente è stato applicato per le previsioni 2008.

I.2 ENTRATE

Per la previsione delle entrate, il criterio della legislazione vigente è stato attuato valutando l'ammontare dei proventi tributari ed extratributari con riferimento alle disposizioni che la normativa in vigore prevede direttamente operanti per il 2008.

Con riferimento alle entrate di natura tributaria, la previsione per il 2008 a legislazione vigente è stata formulata tenendo conto dell'andamento del gettito registrato nei primi mesi del secondo semestre 2007 e del nuovo quadro macroeconomico tendenziale delineato nella nota di aggiornamento del documento di programmazione economico- finanziaria 2008 – 2011.

Tale previsione considera gli effetti dei fattori legislativi che hanno inciso sulle entrate tributarie.

Per quanto riguarda le altre entrate si è tenuto conto per lo più dei fattori che influenzano l'andamento delle singole voci di entrata.

La struttura classificatoria delle entrate non si discosta da quella degli anni precedenti. La ripartizione delle relative poste è stata operata in ossequio a quella prevista dalla legge 468 del 1978 e successive modificazioni ed integrazioni.

La nota preliminare dello stato di previsione dell'entrata è integrata dallo schema sintetico di classificazione economica delle entrate del bilancio dello Stato informato ai criteri adottati in contabilità nazionale per i conti del settore della pubblica amministrazione (si veda a riguardo, l'indicazione del relativo codice posta tra parentesi in prossimità di ciascun capitolo ed articolo).

2.3 SPESE

Per le spese, si è proceduto analogamente alle entrate, considerando nella previsione gli effetti derivanti dal decreto – legge 2 luglio 2007 n. 81, convertito nella legge n. 127/2007, nonché dal decreto legge n. 159 del 1° ottobre 2007; inoltre, come sempre è stato utilizzato il riferimento metodologico accolto dalla legge n. 468 del 1978 e successive modificazioni, per l'individuazione e catalogazione dei fattori di variazione rispetto alle previsioni assestate dell'anno in corso.

Prescindendo dalla voce relativa agli interessi, i fattori di variazione rispetto alle previsioni assestate emendate, integrate 2007 si possono ricondurre a due fattispecie:

- Variazioni dovute a **spese giuridicamente obbligatorie**, vale a dire sia quelle predeterminate da provvedimenti legislativi preesistenti o intervenuti successivamente alla definizione del bilancio di previsione 2007, sia quelle che, sebbene non legate direttamente a specifiche disposizioni legislative, costituiscono tuttavia oneri inderogabili, essendo vincolate a particolari meccanismi che autonomamente regolano l'evoluzione di questo tipo di spese; nonché le variazioni di quei capitoli inclusi nell'elenco delle spese obbligatorie di cui all'articolo 7 della legge n. 468 del 1978;

  Per la determinazione degli stanziamenti di quest'ultima tipologia di spesa, ovviamente, si è tenuto conto di quanto previsto dalla legge n. 246 del 2002, (in materia di copertura delle leggi di spesa ai sensi dell'art. 81, quarto comma della costituzione) che non consente l'integrazione di quei capitoli che presentano una evoluzione della spesa strutturalmente eccedente le previsioni quantificate nelle relative norme autorizzative. In questi casi sarà uno specifico strumento legislativo a farsi carico della copertura di tale differenziale.

- Variazioni dovute a **spese giuridicamente non obbligatorie** che si rendono indispensabili per assicurare l'operatività dei vari servizi delle Amministrazioni.

  In ordine alla previsione della **spesa per interessi**, le ipotesi assunte derivano dall'analisi delle tendenze in atto per la struttura del debito, per l'evoluzione dei tassi di interesse e per il fabbisogno, tendenze analoghe a quelle assunte nel documento di programmazione economico- finanziaria

  Più specificatamente, si è tenuto conto:

a) con riferimento alla struttura del debito, delle emissioni di titoli effettuate nel primo semestre 2007 e di quelle programmate per il secondo;
b) con riferimento all'evoluzione dei tassi, delle ipotesi contenute nella nota di aggiornamento del DPEF 2008-2012;
c) con riferimento al fabbisogno del settore statale e relative modalità di copertura, dell'ammontare individuato per l'anno 2008 nello scenario tendenziale previsto nella predetta nota di aggiornamento del DPEF;

Circa i redditi da lavoro dipendente si fa presente che lo stanziamento della **contribuzione** aggiuntiva per il 2008 è stato calcolato tenendo conto dell'aliquota del 16% fissata con decreto del Ministro del Lavoro e della Previdenza Sociale emanato di concerto col Ministro dell'Economia e delle Finanze del 12 luglio 2000.

Relativamente ai **trasferimenti agli enti previdenziali** iscritti in bilancio, gli stanziamenti tengono conto delle autorizzazioni di spesa disposte con i nuovi provvedimenti legislativi approvati dal Parlamento in tale comparto.

In particolare, si fa presente che:

- per i trasferimenti all'INPS, lo stanziamento del capitolo relativo alle "anticipazioni di bilancio" è stato determinato in funzione del fabbisogno previsto per l'anno 2008 (che tiene conto delle ipotesi indicata nella nota di aggiornamento del DPEF circa l'evoluzione della spesa pensionistica e dei contributi sociali), nonché delle disponibilità finanziarie giacenti sui conti di Tesoreria;
- l'apporto dello Stato all'INPDAP per garantire il pagamento dei trattamenti pensionistici è stabilito in via residuale (differenziale tra contributi previsti ed erogazioni pensionistiche), tenuto conto anche dei rinnovi contrattuali in atto. Relativamente alla Spesa sanitaria per l'anno 2008 e seguenti per la sua costruzione a legislazione vigente si è tenuto conto del livello di spesa sanitaria, delle diverse componenti del suo finanziamento (IRAP, concorso regioni a statuto speciale, entrate proprie, addizionale IRPEF.

I **trasferimenti alle Regioni** sono stati aggiornati con le risorse finanziarie necessarie per consentire lo svolgimento delle funzioni loro attribuite con appositi DPCM nell'ambito del **federalismo amministrativo** (articolo 7, legge 15 marzo 1997, n. 59). Per tali funzioni sono stati appositamente istituiti, negli anni passati, due capitoli (uno di parte corrente e uno di conto capitale), con contestuale riduzione degli stanziamenti iscritti negli stati di previsione della spesa dei vari Ministeri interessati.

Analogamente si è proceduto per i **trasferimenti ai Comuni e alle Province** in attuazione dei DPCM che hanno stabilito il trasferimento di funzioni a loro favore.

II. IL QUADRO GENERALE RIASSUNTIVO

II.1. QUADRO DI SINTESI

Prima di procedere al confronto delle previsioni iniziali 2008 con quelle assestate emendate, integrate 2007, si ritiene utile evidenziare che le variazioni tengono conto degli effetti del decreto legge n. 81 del 2007, recante disposizioni urgenti in materia finanziaria, convertito con modificazioni, dalla legge 3 agosto 2007 n. 127 e del decreto legge n. 159 del 1° ottobre 2007, in materia economico-finanziaria per lo sviluppo e l'equità sociale. Si ricorda inoltre che tutte le tabelle di analisi sono al netto delle regolazioni contabili e debitorie riportate nella successiva Tabella n. 1

Il quadro di sintesi, per competenza e cassa, delle proposte di previsione del 2008 a legislazione vigente quali risultano dall'applicazione dei criteri appena precisati, trova esposizione nella Tabella n. 2 a raffronto con le previsioni iniziali ed assestate emendate, integrate per l'anno in corso. In particolare si evidenzia:

- per le entrate finali un incremento sia in termini di competenza (milioni di euro 11.955), che in termini di cassa (milioni di €uro 6.891);
- per le spese finali, un decremento in termini di competenza (milioni di euro 1.377), risultante dalla contrazione registrata sia nelle spese correnti per 1.000 milioni di €uro, sia in quelle in conto capitale pari a 377 milioni di euro; un decremento anche in termini di cassa (milioni di euro 765) imputato totalmente alle spese in conto capitale (milioni di euro 6.001), mentre le spese correnti aumentano di 5.236 milioni di euro;

Tabella n.1

BILANCIO DELLO STATO : REGOLAZIONI CONTABILI E DEBITORIE

(in milioni di euro)

	Assestato emendato integrato 2007		Iniziali 2008		2009	2010
	Competenza	Cassa	Competenza	Cassa	Competenza	Competenza
ENTRATE	**30.510**	**30.510**	**33.010**	**33.010**	**33.010**	**33.010**
Rimborsi Iva	22.400	22.400	28 400	28.400	28 400	28.400
Anticipo concessionari	4.610	4.610	4.610	4.610	4 610	4.610
Tit.III-F.Amm.ti titoli di Stato	3.500	3.500	0	0	0	0
SPESA CORRENTE	**31.120**	**31.120**	**36.360**	**36.374**	**36.360**	**36.160**
Rimborsi Iva	22.400	22.400	28 400	28 400	28 400	28 400
Spese di giustizia	0	0	0	14	0	0
Debiti pregressi Poligrafico dello Stato	0	0	200	200	200	0
Anticipo concessionari	4 610	4.610	4.610	4 610	4 610	4.610
FSN-saldo IRAP	670	670	0	0	0	0
Rimborso imposte dirette pregresse	3.150	3.150	3.150	3 150	3 150	3.150
Entrate erariali Sicilia e Sardegna	290	290	0	0	0	0
SPESA IN CONTO CAPITALE	**8.700**	**11.886**	**5.700**	**5.700**	**5.700**	**0**
Disavanzi USL	0	3 186	0	0	0	0
F.do globale	3.000	3.000	0	0	0	0
Rimborsi IVA Autovetture	5.700	5 700	5 700	5 700	5 700	0
TOTALE SPESA	**39.820**	**43.006**	**42.060**	**42.074**	**42.060**	**36.160**

- per le spese correnti al netto degli interessi, si registra una variazione negativa in termini di competenza per milioni di euro 4.189, mentre la cassa presenta un incremento per milioni di euro 2.584 .

In conseguenza dei rilevati andamenti, il saldo netto da finanziare si attesta a 8.675 milioni di euro in termini di competenza, in termini di cassa passa da 64.018 milioni di euro a 56.362 milioni di euro.

Qui di seguito, con riferimento ai dati prima precisati, vengono ora brevemente illustrate le previsioni concernenti:

- il bilancio di competenza 2008,
- il bilancio di cassa 2008,
- il bilancio pluriennale 2008-2010;

Tabella n.2

QUADRO DI SINTESI DELLE PREVISIONI 2008 LEGISLAZIONE VIGENTE
A RAFFRONTO CON LE PREVISIONI INIZIALI ED ASSESTATE EMENDATE INTEGRATE 2007
(Al netto delle regolazioni contabili, debitorie e dei rimborsi IVA)

	Bilancio 2007		Previsioni	Variazioni assolute		Variazioni percentuali	
	Previsioni iniziali	Previsioni assestate emendate integrate	D.L.B.2008	2008/2007 Ass. emendato	2008/2007 Iniz.		
	1	2	3	4=3-2	5=3-1	6=4/2	7=5/1
COMPETENZA							
ENTRATE FINALI	432.304	446 279	458 234	11 955	25.930	2,7	6,0
Tributarie	404.669	418 470	427 376	8 906	22 707	2,1	5,6
Altre	27.636	27 809	30 858	3 049	3.222	11,0	11,7
SPESE FINALI	455.277	468.286	466 909	-1 377	11.632	-0,3	2,6
Correnti	414.558	422.865	421 865	-1.000	7.307	-0,2	1,8
Interessi	*74 050*	*75 422*	*78.611*	*3 189*	*4 561*	*4,2*	*6,2*
Correnti netto interessi	*340.508*	*347 443*	*343.254*	*-4 189*	*2.746*	*-1,2*	*0,8*
Conto capitale	40.719	45 421	45.044	-377	4.325	-0,8	10,6
RIMBORSO PRESTITI	189.099	191 194	198 212	7 019	9 114	3,7	4,8
Saldo netto da finanziare	-22.972	-22.007	-8 675	13.332	14.298	-60,6	-62,2
Ricorso al mercato	219 148	222 511	215 937	-6 573	-3.211	-3,0	-1,5

Valori in milioni di EURO

Tabella n.2

QUADRO DI SINTESI DELLE PREVISIONI 2008 LEGISLAZIONE VIGENTE
A RAFFRONTO CON LE PREVISIONI INIZIALI ED ASSESTATE EMENDATE INTEGRATE 2007
(Al netto delle regolazioni contabili, debitorie e dei rimborsi IVA)

	Bilancio 2007		Previsioni	Variazioni assolute		Variazioni percentuali	
	Previsioni iniziali	Previsioni assestate emendate integrate	D.L.B.2008	2008/2007 Ass. emendato	2008/2007 Iniz.		
	1	2	3	4=3-2	5=3-1	6=4/2	7=5/1
CASSA							
ENTRATE FINALI	411.101	425 075	431.966	6.891	20.865	1,6	5,1
Tributarie	388 681	402.482	408 100	5.618	19.419	1,4	5,0
Altre	22.420	22.593	23.866	1,273	1.446	5,6	6,4
SPESE FINALI	472 792	489 093	488 328	-765	15.536	-0,2	3,3
Correnti	425.721	433.062	438.298	5.236	12.577	1,2	3,0
Interessi	*74 053*	*76 002*	*78 654*	*2.652*	*4.601*	*3,5*	*6,2*
Correnti netto interessi	*351.668*	*357.060*	*359 644*	*2 584*	*7 976*	*0,7*	*2,3*
Conto capitale	47.071	56.031	50 030	-6 001	2.959	-10,7	6,3
RIMBORSO PRESTITI	189.099	193.386	198 214	4.828	9,115	2,5	4,8
Saldo netto da finanziare	-61.690,84	-64.018,00	-56.362,24	7.655,76	5.328,60	-12,0	-8,6
Ricorso al mercato	257.866,48	269.899,55	263.639,89	-6.259,66	5.773,41	-2,3	2,2

Valori in milioni di EURO

II.2 ENTRATE

Le nuove previsioni per entrate finali, poste a raffronto con quelle assestate emendate, integrate 2007, sono analizzate per titoli e categorie nella Tabella n. 3.

Nel complesso emerge una variazione positiva pari a 11.955 milioni di € risultante dagli incrementi inerenti le entrate tributarie per 8.906 milioni di € e le altre entrate per 3.049 milioni di €. Come si evince dalla successiva Tabella n. 4, concernente l'analisi per principali variazioni delle entrate finali 2008, sulla dinamica del gettito tributario ha inciso l'aumento delle imposte dirette (13.978 milioni di €) e la riduzione di quelle indirette (5.072 milioni di €).

Nell'ambito delle entrate diverse da quelle tributarie, si evidenziano gli aumenti previsti per i proventi dei beni dello Stato (424 milioni di €), gli interessi su anticipazioni e crediti vari del Tesoro (213 milioni di €), recuperi, rimborsi e contributi (1.662 milioni di €), le partite che si compensano nella spesa (395 milioni di €) ed i proventi di servizi pubblici minori (222 milioni di €).

Ulteriori analitici ragguagli sulla complessiva evoluzione delle entrate finali sono contenuti nella Nota Preliminare allo stato di previsione dell'entrata per l'anno 2008.

Tabella n. 3 BILANCIO DI COMPETENZA DELLO STATO AL NETTO DEI RIMBORSI IVA E DELLE REGOLAZIONI CONTABILI ANALISI DELLE PREVISIONI DI ENTRATE FINALI PER IL 2008 A LEGISLAZIONE VIGENTE A RAFFRONTO CON LE PREVISIONI ASSESTATE EMENDATE INTEGRATE 2007 (milioni di euro)	PREVISIONI ASSESTATE 2007	PREVISIONI A LEGISLAZIONE VIGENTE 2008	VARIAZIONI
TITOLO I - ENTRATE TRIBUTARIE			
CATEGORIA I - Imposte sul patrimonio e sul reddito	232.482	246.460	+ 13.978
CATEGORIA II - Tasse ed imposte sugli affari	135.311	130.027	- 5.284
CATEGORIA III - Imposte sulla produzione, sui consumi e dogane	28.359	28.544	+ 185
CATEGORIA IV - Monopoli	10.203	10.203	-
CATEGORIA V - Lotto, lotterie ed altre attività di giuoco	12.115	12.142	+ 27
TOTALE TITOLO I	418.470	427.376	+ 8.906
TITOLO II - ENTRATE EXTRA-TRIBUTARIE			
CATEGORIA VI - Proventi speciali	652	671	+ 19
CATEGORIA VII - Proventi di servizi pubblici minori	4.575	4.797	+ 222
CATEGORIA VIII - Proventi dei beni dello Stato	450	874	+ 424
CATEGORIA IX - Prodotti netti di aziende autonome ed utili di	3.690	3.690	-
CATEGORIA X - Interessi su anticipazioni e crediti vari del tesoro	4.532	4.745	+ 213
CATEGORIA XI - Ricuperi, rimborsi e contributi	9.502	11.164	+ 1.662
CATEGORIA XII - Partite che si compensano nella spesa	2.269	2.664	+ 395
TOTALE TITOLO II	25.670	28.605	+ 2.935
TITOLO III - ALIENAZIONE ED AMMORTAMENTO DI BENI PATRIMONIALI E RISCOSSIONE DI CREDITI			
CATEGORIA XIII - Vendita di beni ed affrancazione di canoni	1.272	1.380	+ 108
CATEGORIA XIV - Ammortamento di beni patrimoniali	841	847	+ 6
CATEGORIA XV - Rimborso di anticipazioni e di crediti vari del tesoro	26	26	-
TOTALE TITOLO III	2.139	2.253	+ 114
TOTALE ENTRATE FINALI	446.279	458.234	+ 11.955

Tabella n.4

BILANCIO DELLO STATO - ENTRATE FINALI 2007 2008

Analisi delle principali variazioni

(al netto dei rimborsi IVA, acconto concessionari e regolazioni contabili)

(in milioni di euro)

	Differenze 2008 - 2007
ENTRATE TRIBUTARIE	**8.906**
a) tributi diretti	13.978
b) tributi indiretti	-5.072
2) ALTRE ENTRATE	**3.049**
di cui:	
- proventi di servizi pubblici minori	222
- proventi dei beni dello Stato	424
- interessi su anticipazioni e crediti vari del tesoro	213
- recuperi, rimborsi e contributi	1.662
- partite che si compensano nella spesa	395
TOTALE ENTRATE FINALI	**11.955**

II.3 SPESE

Per la spesa, le nuove previsioni di competenza per operazioni finali sono analizzate per categorie economiche nella Tabella n. 5 a raffronto con le previsioni assestate emendate, integrate 2007.

PARTE CORRENTE

Le spese correnti presentano un decremento rispetto all'assestato emendato, integrato di 1.000 milioni di €uro, le principali variazioni riguardano i seguenti comparti:

- trasferimenti alle amministrazioni locali la cui espansione pari a 687 milioni di euro è la risultante di maggiori trasferimenti alle Regioni per 2.259 milioni di € e di minori trasferimenti ai comuni e province per 2.374 milioni di €. Per i primi l'aumento è relativo al fondo occorrente per l'attuazione dell'ordinamento regionale delle regioni a statuto speciale (2.955 milioni) e per maggiori somme da erogare alle Regioni a Statuto ordinario a titolo di comparteciapzione IVA precedenti per quasi 1.971 milioni. E' da rilevare , inoltre, che all'interno del comparto in esame, si registra una forte contrazione relativa al fondo sanitario nazionale (-1.987 milioni); mentre gli enti locali, presentano una flessione pari a 2.225 milioni di €, imputabile sia ad un decremento relativo al fondo ordinario per il finanziamento dei bilanci degli enti locali, sia alla comparteciapzione dei comuni e delle province al gettito dell'imposta sul reddito delle persone fisiche.
- trasferimenti a enti di previdenza (+ 1.114 milioni di euro) il cui aumento riguarda maggiori trasferimenti all'INPS a titolo di anticipazioni di bilancio sul fabbisogno finanziario delle gestioni previdenziali
- Gli interessi passivi registrano un incremento di 3.190 milioni di € connesso all'andamento dei tassi di interesse sui buoni postali fruttiferi;
- le altre uscite correnti aumentano per 1.476 milioni, di cui 1.096 relativi alla ricostituzione fondo occorrente per la riassegnazione dei residui passivi di parte corrente e 1.000 milioni per la ricostituzione del fondo per le missioni di pace.
- I trasferimenti correnti alle imprese, presentano una variazione negativa per 1.402 milioni, imputabile prevalentemente alla cessazione dell'onere disposto per l'anno 2007 della L.F. n. 296/06 (artt. 971-973) relativo a corrispettivi da corrispondere all'impresa Ferrovie dello Stato;
- Le Risorse proprie UE diminuiscono per 300 milioni di € per minori somme da versare per il finanziamento del bilancio dell'Unione Europea a titolo di risorse complementari basate sul PNL .
- consumi intermedi (- 1.228 milioni di euro). Tale flessione è imputabile, prevalentemente alla Difesa.

Tabella n. 5

BILANCIO DI COMPETENZA DELLO STATO AL NETTO DELLE REGOLAZIONI CONTABILI, DEBITORIE E RIMBORSI IVA ANALISI DELLE PREVISIONI DI SPESE FINALI PER IL 2008 A LEGISLAZIONE VIGENTE A RAFFRONTO CON LE PREVISIONI ASSESTATE EMENDATE 2007 AGGIORNATE CON GLI EFFETTI DERIVANTI DAL D.L n.81/2007 E DAL D.L. n.159/2007

	Previsioni assestate emendate 2007	decreti legge n. 81 e n. 159 del 2007	Previsioni assestate emendate integrate	Previsioni a legislazione vigente 2008	Variazioni
TITOLO I - SPESE CORRENTI					
Redditi da lavoro dipendente	85.774	1.474	87.248	86.864	-384
Consumi intermedi	10.764	181	10.945	9.717	-1.228
IRAP	4.485		4.485	4.529	44
Trasferimenti correnti ad Amm.ni pubbliche:	190.119	1.659	191.778	193.017	1.239
- amministrazioni centrali	10.145	119	10.264	9.702	-562
- amministrazioni locali:	102.883	618	103.501	104.188	687
- regioni	81.103	453	81.556	83.815	2.259
- comuni	13.239	150	13.389	11.015	-2.374
- altre	8.541	15	8.556	9.358	802
- enti previdenziali e assistenza sociale	77.091	922	78.013	79.127	1.114
Trasferimenti correnti a famiglie e ISP	4.075	2.210	6.285	3.895	-2.390
Trasferimenti correnti a imprese	5.730	236	5.966	4.564	-1.402
Trasferimenti correnti a estero	1.945	770	2.715	1.682	-1.033
Risorse proprie CEE	16.100		16.100	15.800	-300
Interessi passivi e redditi da capitale	75.415	7	75.422	78.611	3.189
Poste correttive e compensative	14.268	3	14.271	14.054	-217
Ammortamenti	841		841	847	6
Altre uscite correnti	6.105	704	6.809	8.285	1.476
TOTALE TITOLO I	**415.621**	**7.244**	**422.865**	**421.865**	**-1.000**
TITOLO II - SPESE CAPITALI					
Investimenti fissi lordi e acquisti di terreni	5.759	40	5.799	6.070	271
Contributi agli investimenti ad Amm.ni pubbliche:	17.501	2.423	19.924	20.407	483
- amministrazioni centrali	7.756	702	8.458	9.628	1 170
- amministrazioni locali:	8.367	1.721	10.088	9.924	-164
- regioni	4.632	275	4.907	4.900	-7
- comuni	3.004	1.371	4.375	4.435	60
- altre	731	75	806	589	-217
- enti previdenziali e assistenza sociale	1.378		1.378	855	-523
Contributi agli investimenti ad imprese	8.140	1.991	10.131	8.863	-1.268
Contributi agli investimenti a famiglie e ISP	91		91	68	-23
Contributi agli investimenti ad estero	354		354	175	-179
Altri trasferimenti in conto capitale	8.835	-920	7.915	9.111	1.196
Acquisizione di attività finanziarie	370	837	1.207	350	-857
TOTALE TITOLO II	**41.050**	**4.371**	**45.421**	**45.044**	**-377**
TOTALI SPESE FINALI	**456.671**	**11.615**	**468.286**	**466.909**	**-1.377**

CONTO CAPITALE

Le spese in conto capitale presentano una lieve flessione pari a 377 milioni di €uro attribuibile ai contributi agli investimenti alle imprese, compensati da maggiori contributi alle amministrazioni pubbliche centrali (1.170 milioni di €), il cui incremento è dovuto principalmente a maggiori stanziamenti per il fondo rotazione politiche comunitarie.

II. 4 BILANCIO DI CASSA PER IL 2008

Il bilancio di cassa per l'anno 2008, riportato in sintesi nella Tabella n.6, conclude, per le operazioni di natura finale, con previsioni di incassi e pagamenti, rispettivamente, pari a milioni di € 431.966, e 488.328 a fronte di una massa acquisibile di 613.958 e di una massa spendibile di 545.125 milioni di € (vedi Tabelle nn. 7 e 8).

I coefficienti di realizzazione espressi dal raffronto dei flussi di cassa previsti con i corrispondenti potenziali risultano pari al 70,4 % per le entrate finali ed al 89,58 % per le spese finali.

Ai fini di una esatta valutazione dei menzionati coefficienti va peraltro ricordato che in sede di impostazione del bilancio previsionale di cassa, la determinazione del potenziale di entrata e di spesa presenta necessariamente notevoli margini di incertezza per ciò che attiene alla componente residui.

In sede di elaborazione del bilancio 2008, la linea direttiva seguita è stata quella di porre in essere ogni possibile iniziativa per avvicinare la consistenza presunta dei residui passivi all'inizio del nuovo esercizio a quella che dovrebbe definitivamente essere accertata in sede di rendiconto dell'anno 2007.

Ulteriori condizionamenti sono inoltre connessi con i fenomeni delle "economie" e delle "eccedenze" con riferimento alla gestione di competenza, e delle "perenzioni" e "prescrizioni" per la gestione dei residui, fenomeni che - com'è noto - possono quantificarsi solo dopo alcuni mesi dalla chiusura dell'esercizio, rappresentando essi l'ultima fase precedente la definitiva parifica del consuntivo da parte della Corte dei Conti.

Tabella n. 6

BILANCIO DELLO STATO PER IL 2008

(milioni di euro)

	RESIDUI PRESUNTI AL 31/12	COMPETENZA 2008	CASSA 2008
Entrate			
TITOLO I - Tributarie	88.820	427.376	408.100
TITOLO II - Extratributarie	66.677	28.604	21.612
TITOLO III - Entrate per alienazione ed ammortamento di beni patrimoniali e rimborso di crediti	47	2.254	2.254
Totale Entrate Finali	155.544	458.234	431.966
Spese			
TITOLO I - Spese correnti netto interessi	29.515	343.254	359.644
Interessi	582	78.611	78.654
TITOLO II - Spese in conto capitale	48.119	45.044	50.030
Totale Spese Finali	78.216	466.909	488.328
TITOLO III - Rimborso prestiti	6.607	198.212	198.214
TOTALE COMPLESSIVO SPESE	84.823	665.121	686.542
RISULTATI DIFFERENZIALI			
Risparmio pubblico		34.115	-8.586
Saldo netto da finanziare		-8.675	-56.362
Avanzo primario saldo netto- interessi		69.937	22.292
Ricorso al mercato		215.937	263.640

Tabella n. 7

BILANCIO DI CASSA DELLO STATO PER IL 2008

ANALISI, PER CATEGORIE ECONOMICHE, DELLE MASSE SPENDIBILI E DEI PAGAMENTI
AL NETTO DELLE REGOLAZIONI CONTABILI, DEBITORIE, DELLE ANTICIPAZIONI A ENTI PREVIDENZIALI E DEI RIMBORSI IVA

(milioni di euro)

	RESIDUI PRESUNTI AL 31/12/2007 1	COMPETENZA 2008 2	MASSA SPENDIBILE 3=1+2	CASSA 2008 4	IN PERCENTUALE Cs/Ms 5=4/3
TITOLO I - SPESE CORRENTI					
- REDDITI DA LAVORO DIPENDENTE	1.880	86.864	88.744	86.963	97,99
- CONSUMI INTERMEDI	2.350	9.717	12.067	10.079	83,53
- IMPOSTE PAGATE SULLA PRODUZIONE	31	4.529	4.560	4.529	99,32
- TRASFERIMENTI CORRENTI AD AMMINISTRAZIONI PUBBLICHE	23.235	193.017	216.252	193.635	89,54
- TRASFERIMENTI CORRENTI A FAMIGLIE ED ISTITUZIONI SOCIALI PRIVATE	239	3.895	4.134	3.942	95,36
- TRASFERIMENTI CORRENTI AD IMPRESE	1.189	4.564	5.753	4.771	82,93
- TRASFERIMENTI CORRENTI AD ESTERO	72	1.682	1.754	1.729	98,57
- RISORSE PROPRIE CEE	0	15.800	15.800	15.800	100,00
- INTERESSI PASSIVI E REDDITI DA CAPITALE	582	78.611	79.193	78.654	99,32
- POSTE CORRETTIVE E COMPENSATIVE	500	14.054	14.554	14.064	96,63
- AMMORTAMENTI	0	847	847	847	100,00
- ALTRE USCITE CORRENTI	19	8.285	8.304	23.285	280,41
TOTALE TITOLO I-SPESE CORRENTI	**30.097**	**421.865**	**451.962**	**438.298**	**96,98**
TITOLO I - SPESE IN CONTO CAPITALE					
- INVESTIMENTI FISSI LORDI E ACQUISTI DI TERR	5.927	6.070	11.997	6.869	57,26
- CONTRIBUTI AGLI INVESTIMENTI AD AMMINISTRAZIONI PUBBLICHE	21.445	20.407	41.852	22.174	52,98
- CONTRIBUTI AGLI INVESTIMENTI AD IMPRESE	13.933	8.863	22.796	10.922	47,91
- CONTRIBUTI AGLI INVESTIMENTI A FAMIGLIE ED ISTITUZIONI SOCIALI PRIVATE	172	68	240	111	46,25
- CONTRIBUTI AGLI INVESTIMENTI AD ESTERO	126	175	301	204	67,77
- ALTRI TRASFERIMENTI IN CONTO CAPITALE	5.565	9.111	14.676	9.235	62,93
- ACQUISIZIONI DI ATTIVITA' FINANZIARIE	951	350	1.301	517	39,74
TOTALE TITOLO II-SPESE IN CONTO CAPITALE	**48.119**	**45.044**	**93.163**	**50.032**	**53,70**
TOTALE SPESE FINALI	**78.216**	**466.909**	**545.125**	**488.330**	**89,58**

Tabella n. 8

BILANCIO DI CASSA DELLO STATO PER IL 2008
ANALISI, PER CATEGORIE E TITOLI DI BILANCIO, DELLE MASSE ACQUISIBILI E DEGLI INCASSI
AL NETTO DEI RIMBORSI IVA E DELLE REGOLAZIONI CONTABILI

(milioni di euro)

	RESIDUI PRESUNTI AL 31/12/2007 1	COMPETENZA 2008 2	MASSA ACQUISIBILE 3=1+2	CASSA 2008 4	IN PERCENTUALE Cs/Ma 5=4/3
TITOLO I - ENTRATE TRIBUTARIE	88.820	427.556	516.376	408 100	79,03
CATEGORIA I - Imposte sul patrimonio e sul reddito	38.741	246.640	285.381	235.984	82,69
CATEGORIA II - Tasse ed imposte sugli affari	40.948	130.027	170.975	121.227	70,90
CATEGORIA III - Imposte sulla produzione, sui consumi e dogane	6.319	28.544	34.863	28 544	81,87
CATEGORIA IV - Monopoli	1.386	10.203	11.589	10.203	88,04
CATEGORIA V - Lotto, lotterie ed altre attività di giuoco	1.426	12.142	13.568	12 142	89,49
TITOLO II - ENTRATE EXTRA-TRIBUTARIE	66 677	28.604	95.281	21 612	22,68
CATEGORIA VI - Proventi speciali	112	670	782	621	79,41
CATEGORIA VII - Proventi di servizi pubblici minori	16 186	4.797	20.983	4 025	19,18
CATEGORIA VIII - Proventi dei beni dello Stato	570	874	1.444	448	31,02
CATEGORIA IX - Prodotti netti di aziende autonome ed utili di gestioni	-	3.690	3.690	3 690	100,00
CATEGORIA X - Interessi su anticipazioni e crediti vari del tesoro	5 783	4.745	10.528	3.713	35,27
CATEGORIA XI - Ricuperi, rimborsi e contributi	43 187	11.164	54.351	6.451	11,87
CATEGORIA XII - Partite che si compensano nella spesa	839	2.664	3.503	2.664	76,05
TITOLO III - ALIENAZIONE ED AMMORTAMENTO DI BENI PATRIMONIALI E RISCOSSIONE DI CREDITI	47	2.254	2.301	2.254	97,96
CATEGORIA XIII - Vendita di beni ed affrancazione di canoni	1	1.381	1.382	1.381	99,93
CATEGORIA XIV - Ammortamento di beni patrimoniali	-	847	847	847	100,00
CATEGORIA XV - Rimborso di anticipazioni e di crediti vari del tesoro	46	26	72	26	36,11
TOTALE ENTRATE FINALI	155 544	458.414	613.958	431.966	70,36

Va peraltro avvertito che i risultati differenziali espressi dal bilancio, soprattutto per la sua caratterizzazione di bilancio di "trasferimenti", costituiscono parametri idonei solo in parte a valutare la compatibilità dell'evoluzione degli aggregati reali dell'economia, in specie consumi ed investimenti (risparmio pubblico, indebitamento netto), nonché dei flussi finanziari ed in particolare del credito totale interno (saldo netto da finanziare e ricorso al mercato).

A tali fini i medesimi risultati differenziali rispondono infatti pienamente solo se riferiti all'intero settore pubblico e nel suo ambito al settore statale, inteso quest'ultimo come consolidato delle gestione di cassa del bilancio statale e della tesoreria.

La gestione di tesoreria, infatti, quale intermediaria tra bilancio e destinatari delle somme dallo stesso trasferite , consente a questi ultimi per un verso di utilizzarle in relazione alle esigenze e, dall'altro, di far fronte anche ad occorrenze non considerate nel bilancio dell'anno.

La trattazione analitica delle principali componenti delle previsioni degli incassi e dei pagamenti statali per il 2008, ivi compresa la manovra di finanza pubblica da realizzare, nonché della loro integrazione con le operazioni di Tesoreria e della stima del complessivo fabbisogno "del bilancio e della tesoreria", verrà effettuata nella presente Relazione previsionale e programmatica per l'anno 2008.

In questa sede si ritiene utile presentare le tabelle di analisi, nelle quali si espongono le disaggregazioni per categorie delle previsioni 2008 delle somme acquisibili e dei relativi incassi, nonché quelle delle somme spendibili e dei corrispondenti pagamenti per categorie economiche.

In sede di impostazione delle previsioni in termini di cassa per l'anno 2008, si è tenuto conto, per i capitoli interessati, delle disponibilità esistenti sui conti di tesoreria, operando una riconsiderazione in senso riduttivo delle correlative appostazioni di bilancio in funzione dell'effettivo presumibile fabbisogno di pagamento e in coerenza anche con gli obiettivi dei flussi di cassa.

Tutto ciò è correlato all'esigenza sia di continuare lo "svuotamento" dei conti di tesoreria, al fine di ricondurre sotto controllo i flussi di cassa diretti verso soggetti esterni, sia di consentire una maggiore efficacia delle manovre correttive che dovranno adottarsi per consentire il rispetto dei parametri fissati per far parte dell'Unione Europea.

In questo senso le autorizzazioni di cassa iscritte in bilancio non possono essere considerate delle poste puramente contabili, ovvero il bilancio di cassa un semplice "derivato" di quello di competenza, bensì le stesse devono ritenersi uno strumento indispensabile per il "mantenimento" in bilancio, sotto forma di residui, delle somme che si prevede non verranno utilizzate e, in tal modo, porre le basi per un serio monitoraggio dell'evoluzione dei flussi di spesa.

In altre parole, il bilancio di cassa in tal modo diviene anche un valido strumento per lo svolgimento di una funzione regolatoria dei flussi di spesa, che si realizza mediante la previsione di "autorizzazioni di cassa" che costituiscono un limite alla facoltà delle Amministrazioni di effettuare pagamenti.

Pertanto, alle citate autorizzazioni - pur nei limiti derivanti dalla tecnica di valutazione dei residui presunti che unitamente alla competenza concorrono a formare la massa spendibile - è attribuibile, non solo una funzione giuridico - amministrativa e quindi di informativa sul volume dei pagamenti previsti dal bilancio statale, ma di fatto le stesse hanno acquisito una tale rilevanza da essere funzionali al raggiungimento degli obiettivi di finanza pubblica.

La più volte citata Legge n. 94/97 ha ratificato questa "nuova funzione" delle richiamate autorizzazioni, attraverso l'istituzione del Fondo di riserva per l'integrazione delle autorizzazioni di cassa, che costituisce un vero e proprio strumento di controllo dei pagamenti. La stessa legge n. 94, peraltro, nel prevedere l'invio dei decreti di prelevamento dal predetto fondo alle competenti Commissioni parlamentari sancisce la volontà di monitorare anche a livello politico la dinamica dei flussi di spesa e conferma il ruolo di primaria importanza del bilancio di cassa.

III IL DISEGNO DI LEGGE FINANZIARIA PER L'ANNO 2008

III.1 LA STRUTTURA DELLA LEGGE FINANZIARIA

Come è noto la scansione temporale del processo di bilancio stabilita dall'art.1-bis della legge n.468 del 1978 prevede nel 30 giugno la data di presentazione al Parlamento del Documento di Programmazione economica finanziaria (DPEF), nel 30 settembre la data di presentazione del disegno di legge di approvazione del bilancio a legislazione vigente e del disegno di legge finanziaria, nonché entro il 15 novembre quella di presentazione dei disegni di legge collegati alla manovra di finanza pubblica.

Ai sensi della predetta legge n. 468 del 1978, la legge finanziaria può contenere disposizioni normative di aumenti di entrata o riduzione di spesa, restando escluse quelle a carattere ordinamentale ovvero organizzatorio, salvo che si caratterizzino per un rilevante contenuto di miglioramento dei saldi, nonché le norme di delega. Inoltre, si prevede la possibilità di inserire nella legge finanziaria "norme che comportino aumenti di spesa o riduzioni di entrata finalizzate al sostegno e al rilancio dell'economia, con esclusione di interventi di carattere localistico o microsettoriale".

Con il disegno di legge finanziaria 2008, tenuto conto delle innovazioni sotto il profilo della ristrutturazione organizzativa apportata al nuovo bilancio 2008, articolato per missioni e per programmi, si riprende in concreto un processo già avviato nel 1997 (con la legge n.94) e rimasto largamente incompiuto.

Tale struttura del bilancio trova, infatti, nella legge finanziaria la sua naturale e specifica continuazione classificatoria e normativa, in maniera tale da consentire il controllo dei conti e stimolare lo sviluppo.

La nuova riclassificazione costituisce l'avvio di una nuova fase mirata ad accrescere la trasparenza sull'assetto allocativo delle risorse.

La legge finanziaria che riflette nei suoi articoli la struttura del nuovo bilancio incide su 27 missioni.

Tutto ciò è solo un primo passo che richiederà un lavoro lungo e approfondito, in stretto contatto con le Amministrazioni di settore e con le Camere.

Il testo normativo della finanziaria è strutturato, tra l'altro, in specifiche tabelle, secondo la seguente articolazione.

Le tabelle A e B stabiliscono l'ammontare delle risorse destinate alla copertura delle nuove leggi di spesa rispettivamente di parte corrente e di conto capitale.

Per quanto riguarda il contenuto delle tabelle C e D si fa presente che la lettera d) del comma 3 dell'art. 11 della legge n. 468 del 1978, modificata e innovata dalla legge n. 208 del 1999, ha sancito in modo esplicito la possibilità che nella tabella C possano essere incluse leggi di spesa permanenti "di natura

corrente e in conto capitale la cui quantificazione è rinviata dalla legge finanziaria". Inoltre, con la modificazione della lettera f) dello stesso articolo è stato disposto che la tabella D indichi il rifinanziamento per un solo anno di interventi in conto capitale per i quali nell'ultimo esercizio sia previsto uno stanziamento di competenza ed il rifinanziamento, per uno o più anni considerati nel bilancio pluriennale, di norme vigenti, indipendentemente dal fatto che abbiano una dotazione finanziaria, a condizione che esse prevedano interventi di particolare rilievo definiti di "sostegno all'economia", classificati tra le spese in conto capitale.

La tabella E riguarda le leggi di spesa da definanziare.

Infine le leggi riguardanti i programmi pluriennali di investimento sono rappresentate nella tabella F della legge finanziaria; di conseguenza i rifinanziamenti operati con la tabella D andranno ad incrementare le dotazioni della tabella F, nel senso che, di anno in anno, la tabella D indicherà esclusivamente i "nuovi" stanziamenti.

III. 2 LE COMPONENTI DELLA MANOVRA 2008

La manovra di finanza pubblica, per l'anno 2008, coerente con il Documento di programmazione economica-finanziaria (DPEF) e relativa nota di aggiornamento, è intesa, da un lato a stabilizzare i conti pubblici nel rispetto dei parametri europei; dall'altro a porre in essere una serie di misure in campo sociale ed infrastrutturale finalizzate alla promozione della crescita dell'economia, anche attraverso il miglioramento dell'efficienza e dell'efficacia della spesa pubblica e dei servizi.

La predetta manovra è strutturata affiancando allo strumento della legge finanziaria, il decreto-legge n. 159 del 2007 in materia economico-finanziaria per lo sviluppo e l'equità sociale, il quale dispiega i suoi effetti sull'anno 2007, ma è funzionalmente legato al disegno strategico sottostante alla decisione di bilancio per il triennio 2008-2010.

Sostanzialmente la manovra 2008 consentirà il raggiungimento degli obiettivi stabiliti in termini di indebitamento netto nel DPEF concordati in sede europea.

L'entità della manovra espansiva netta è di circa 6,5 miliardi di euro.

Il reperimento delle risorse quantificate in circa 6,7 miliardi di euro, avviene nei seguenti comparti:

- sul lato delle entrate si agisce su misure in materia di accise e si contabilizzano gli effetti indotti derivanti da altre norme della Legge Finanziaria;
- sul lato della spesa si interviene sul comparto dello Stato, in particolare sui consumi intermedi, sui trasferimenti in conto capitale e sui trasferimenti alle imprese.

Relativamente agli interventi per lo sviluppo, essi ammontano nel complesso a 13,2 miliardi di euro e si evidenziano :

- sul lato delle entrate, interventi per la riduzione della pressione fiscale;
- sul lato della spesa misure in materia di pubblico impiego, welfare ed altri interventi sul comparto Stato in materia di occupazione e di trasporto pubblico locale.

III .2.1 CONTENUTO DELLA MANOVRA

Come già ricordato la manovra finanziaria per l'anno 2008 è rivolta ad assicurare il rispetto della raccomandazione europea sui vincoli di bilancio e a consolidare la ripresa economica in coerenza con quanto previsto nel DPEF 2008-2011.

Le misure di contenimento previste nell'ambito della manovra vanno ad impattare sui diversi comparti sia di entrata che di spesa.

Per quanto riguarda le entrate, in particolare, vanno evidenziati gli interventi in materia di riduzione della pressione fiscale, che introducono misure di detrazione fiscale a favore di proprietari di case e inquilini, e di razionalizzazione della disciplina dell' IRES e dell' IVA. Tale ultimo intervento opera sulle aliquote nominali delle imposte dirette e sull'ampliamento delle basi imponibili, ponendosi così in linea con le tendenze dei maggiori Paesi Europei e con le raccomandazioni della stessa Commissione Europea.

Misure volte alla semplificazione sono state previste, in particolare, all'IRES ed all'IRAP e nella disciplina fiscale dei contribuenti minimi e marginali.

Vengono inoltre introdotte misure a favore del trasporto pubblico locale per garantire l'attuale livello dei servizi anche attraverso l'acquisto di nuovi veicoli adibiti a tali servizi, nonché a vantaggio dei cittadini, mediante la deducibilità per le spese di abbonamento dei servizi di trasporto in questione.

Relativamente alle spese delle Pubbliche Amministrazioni, le misure sono finalizzate al controllo e razionalizzazione della spesa pubblica, in modo da contenere le dinamiche e migliorare i livelli di servizi offerti alle famiglie e al sistema produttivo.

In particolare tali misure riguardano la riorganizzazione della macchina amministrativa, con il quale vengono evitate duplicazione ed inefficienze.

Per quanto riguarda gli enti territoriali, vengono riviste alcune regole del Patto di stabilità che ha come scopo il contenimento del deficit pubblico.

Per il comparto sanitario si introducono una serie di interventi per la contenere la spesa farmaceutica e al contempo tutelare meglio la salute dei cittadini.

Relativamente all'istruzione scolastica si intende continuare un processo di riqualificazione del sistema scolastico per ridurre gli sprechi ed ottenere migliori risultati in termine di apprendimento, nonché di rendere più efficiente il sistema universitario itàliano.

La manovra finanziaria interviene su tre settori di edilizia pubblica particolarmente rilevanti: scuola, ospedali e istituti di pena. Prevede anche spese in materia di di ricerca e innovazione relativa alla promozione e sicurezza della rete trapiantologica.

In particolare, per quanto riguarda le principali norme autorizzatorie di nuove o maggiori spese contenute nella manovra, si segnalano:

all'art.10 una maggior flessibilità del patto di stabilità con gli enti territoriali (+280 milioni di euro), all'art.18 somme da erogare alle Regioni per il ripiano disavanzi del SSN per gli esercizi pregressi (+3.150 milioni di euro), all'art.22 spese per il finanziamento della Difesa e lo sviluppo professionale delle forze armate (+200 milioni), all'art.52 risorse per l'efficacia e l'efficienza del sistema universitario (+370 milioni a regime), all'art.62 l'autorizzazione del protocollo del Welfare del 23/07/2007 (+2.752 milioni a regime), all'art. 95 all'integrazione dei rinnovi contrattuali per il personale del pubblico impiego per gli anni 2006 e 2009 (+427 milioni a regime) nonché il concorso al finanziamento SSN ed altri enti del settore pubblico (+217milioni).

Tra le misure di razionalizzazione della spesa alcune iniziative, oltre che sotto il profilo strettamente quantitativo, rilevano per la portata di talune innovazioni introdotte con riferimento a modificazioni dell'attuale quadro giuscontabile, che sono volte a risolvere questioni di particolare criticità nell'ambito del contesto generale di riferimento della finanza pubblica.

Appare in primo luogo significativo il contenimento delle spese derivanti da riassegnazioni di entrata, previsto dall'articolo 79, in base al quale a decorrere dall'anno 2008 non si da luogo alle iscrizioni di stanziamenti negli stati di previsione dei Ministeri in correlazione ai versamenti di somme all'entrata del bilancio dello Stato autorizzate da provvedimenti legislativi indicati nell'elenco 1, ad eccezione delle somme destinate a finanziare le spese di personale.

Correlativamente, viene disposta l'istituzione, negli stati di previsione dei Ministeri, di appositi fondi da ripartire per le finalità recate dai provvedimenti legislativi indicati nell'elenco medesimo, per l'importo complessivo di 440 milioni di euro la cui dotazione viene determinata in misura del 50% dei versamenti riassegnabili nel 2006, derivandone un significativo risparmio in termini di indebitamento netto, in corrispondenza delle minori spese che non si riassegnano in bilancio.

Nell'ambito del contenimento della spesa, il medesimo articolo dispone altresì l'abbattimento delle spese per manutenzioni degli immobili, che possono essere determinati nella misura dell' 1% del valore degli immobili stessi per le manutenzioni ordinarie e nella misura del 3% qualora la manutenzione comprenda anche quelle straordinarie, con conseguenti economie di spesa in termini di indebitamento netto.

A tal fine, è previsto, da un lato, che l'Agenzia del Demanio provveda a determinare, e a rendere pubblico, il valore degli immobili a cui si devono riferire le Amministrazioni per l'applicazione delle predette percentuali e dall'altro che le spese di manutenzione ordinaria e straordinaria di ciascuna Amministrazione confluiscano in specifici capitoli rispettivamente di parte corrente (per la manutenzione ordinaria) e di conto capitale (per la manutenzione straordinaria).

Tali disposizioni consentiranno di monitorare adeguatamente l'andamento delle spese di manutenzione sia per verificare il rispetto della norma sia per evitare

comunque integrazioni in corso d'anno, con utilizzo del fondo di riserva per le spese impreviste.

Gli effetti della richiamata normativa vengono inoltre estesi agli enti ed agli organismi pubblici che dovranno adeguarsi ai principi dettati per le Amministrazioni statali in materia di spese per manutenzione ordinaria e straordinaria, in modo da rispettare i limiti richiamati.

Quale ulteriore aspetto premiante della manovra sotto il profilo giuscontabile, rileva la portata dell'articolo 89, che, determina una riduzione del termine di perenzione dei residui delle spese in conto capitale, a tre anni, rispetto ai 7 attualmente previsti dalla normativa vigente.

Nell'ottica di una riqualificazione della spesa la medesima innovazione altresì prevede, con cadenza triennale ed a partire dall'anno 2008, l'introduzione di un programma di ricognizione dei residui passivi, volto all'analisi ed alla valutazione dei residui passivi propri di conto capitale, con l'individuazione di quelli per i quali, non ricorrendo più i presupposti per il mantenimento in bilancio, si dovrà procedere alla eliminazione.

Corrispondentemente a tale eliminazione e al fine di garantire la necessaria flessibilità gestionale, con apposito provvedimento del Ministro dell'economia viene quantificato l'ammontare degli stanziamenti da iscrivere in appositi Fondi - compatibilmente con gli obiettivi programmati di finanza pubblica e comunque nei limiti degli effetti positivi stimati in termini di indebitamento netto - da istituire negli stati di previsione delle Amministrazioni medesime, per il finanziamento di nuovi programmi di spesa o di quelli già esistenti.

III. 3 EFFETTI SUL BILANCIO DELLO STATO DEL DISEGNO DI LEGGE FINANZIARIA

III. 3.1. - COMPETENZA

Il progetto di bilancio per il 2008, redatto in termini di legislazione vigente integrata, acquisirà la sua configurazione di programma di gestione per il nuovo anno, finalizzato al raggiungimento degli obiettivi programmatici indicati nel Documento di Programmazione Economico Finanziaria e nella relativa nota di aggiornamento.

Come si evince dalla successiva Tabella n.9, la complessiva manovra di finanza pubblica proposta per il 2008 determina il livello del saldo netto da finanziare per il nuovo anno in 33.912 milioni di euro rispetto ai 8.675 milioni di euro del bilancio di competenza a legislazione vigente; corrispondentemente, il ricorso al mercato passa da 215.937 a 242.029 milioni di euro, al netto di milioni di euro 4.000 di ricorso all'indebitamento estero.

Il quadro complessivo delle previsioni integrata di bilancio per l'anno 2008 appena descritto, trova esposizione – limitatamente al fabbisogno finanziabile sul mercato interno e nei dati di spesa al netto delle regolazioni contabili, debitorie e dei rimborsi IVA (già illustrati nella precedente Tabella n. 1), nella successiva Tabella n.11, nella quale si opera altresì il raffronto con le corrispondenti previsioni assestate emendate, integrate 2007.

Le richiamate previsioni 2008 - comprensive degli effetti derivanti dal disegno di legge finanziaria - raffrontate con le previsioni a legislazione vigente integrate pongono in luce come il saldo netto da finanziare aumenta di 25.237 milioni di euro per effetto di determinazioni che hanno inciso in senso accrescitivo netto sulle spese finali.

Pertanto il citato peggioramento del saldo netto da finanziare è dovuto essenzialmente alle maggiori spese derivanti dal provvedimento.

La successiva Tabella n. 10 concerne la copertura degli oneri correnti previsti dal disegno di legge finanziaria.

III .3. 2. - CASSA

Analogamente a quanto operato per il bilancio di competenza, anche per il bilancio di cassa si presenta nella Tabella n.12 un quadro di sintesi – al netto delle regolazioni contabili, debitorie e dei rimborsi IVA – degli effetti del nuovo disegno di legge finanziaria sulle autorizzazioni di incasso e di pagamento del bilancio 2008.

Nella Tabella n. 13 sono riportati gli effetti finanziari delle norme contenute nell'articolato della legge finanziaria 2008 e nel decreto legge n. 159 del 2007.

Rispetto al testo degli allegati pubblicato nell'A.S. n. 1817, quelli contenuti nella presente relazione tengono conto delle integrazioni e modifiche intevenute successivamente per effetto dell'aggiornamento delle Relazioni Tecniche.

Tabella n.9 LEGGE FINANZIARIA 2008 (milioni di euro)		
		(A)
1) SALDO NETTO		-8.675
2) RIMBORSO PASSIVITA' FINANZIARIE		198.212
3) RICORSO AL MERCATO INTERNO (lordo regolazioni contabili)		215.937
4) MAGGIORI ACCANTONAMENTI NETTI RISPETTO A QUELLI DEI FONDI GLOBALI DEL BILANCIO (TABELLE A E B)		-1.109
-DI PARTE CORRENTE	-1.009	
-DI CONTO CAPITALE	-100	
5) EFFETTI NETTI DELLE ALTRE TABELLE ALLEGATE AL DISEGNO DI LEGGE FINANZIARIA		-5.983
-TABELLA C	-403	
-TABELLA D	-5.120	
-TABELLA E	0	
-TABELLA F	-460	
6)INTERVENTI NORMATIVI SPECIFICI DEL DISEGNO DI LEGGE FINANZIARIA		-18.145
-ENTRATE	-532	
-SPESE	17.613	
7)LIMITE MASSIMO DEL SALDO NETTO DA FINANZIARE		-33.912
8)LIMITE MASSIMO DEL RICORSO ALL'INDEBITAMENTO ESTERO		4.000
9)EFFETTI ARTICOLATO RIMBORSO PRESTITI		0
10)LIMITE MASSIMO DEL RICORSO AL MERCATO (al lordo regolazioni contabili e debitorie)		242.029

Tabella n.10

COPERTURA LEGGE FINANZIARIA

	2008	2009	2010
	(importi in milioni di Euro)		
1) ONERI DI NATURA CORRENTE:			
Nuove o maggiori spese correnti			
Articolato:	8.628	5.842	7.536
Razionalizzazione PA	5.402	3.376	3.517
Eccedenze di spesa	623	200	200
Altri interventi	2.575	2.228	3.781
Effetti indotti	28	38	38
Tabella "A"	1.009	1.583	1.226
Tabella "C"	314	164	623
Minori entrate nette:	1.564	3.810	2.620
Totale oneri da coprire	11.515	11.399	12.004
2) MEZZI DI COPERTURA			
Nuove o maggiori entrate			
Articolato:	933	797	800
Riduzione spese correnti			
Articolato:	1.713	2.128	2.237
Razionalizzazione PA	662	908	1.110
Previdenza	519	519	519
Altri interventi	67	481	384
Effetti indotti (effetto netto)	465	220	225
Totale mezzi di copertura	2.645	2.924	3.037
Utilizzo miglioramento risparmio pubblico	8.869	8.474	8.968
TOTALE COPERTURA	11.515	11.399	12.004
A - Miglioramento risparmio pubblico a LV	12.838	9.274	26.523
Margine	3.969	800	17.555

Risparmio Pubblico Ass. emendato 2007	21.277
Risparmio pubblico a LV 2008	34.115
Risparmio pubblico a LV 2009	30.551
Risparmio pubblico a LV 2010	47.799

NB: segno "+" = Risparmio pubblico positivo

Tabella n 10/bis

BILANCIO DELLO STATO : REGOLAZIONI CONTABILI E DEBITORIE

(in milioni di euro)

	Assestato 2007 + DL 81		Iniziali 2008		2009	2010
	Competenza	Cassa	Competenza	Cassa	Competenza	Competenza
ENTRATE	**30.510**	**30.510**	**33.010**	**33.010**	**33.010**	**33.010**
Rimborsi Iva	22.400	22.400	28.400	28.400	28.400	28.400
Anticipo concessionari	4.610	4.610	4.610	4.610	4.610	4.610
Tit.III-F Amm.ti titoli di Stato	3.500	3.500	0	0	0	0
SPESA CORRENTE	**31.120**	**31.120**	**36.360**	**36.374**	**36.360**	**36.160**
Rimborsi Iva (compresi i pregressi)	22.400	22.400	28.400	28.400	28.400	28.400
Spese di giustizia	0	0	0	14	0	0
Debiti pregressi Poligrafico dello Stato	0	0	200	200	200	0
Anticipo concessionari	4.610	4.610	4.610	4.610	4.610	4.610
FSN-saldo IRAP	670	670	0	0	0	0
Rimborso imposte dirette pregresse	3.150	3.150	3.150	3.150	3.150	3.150
Entrate erariali Sicilia e Sardegna	290	290	0	0	0	0
SPESA IN CONTO CAPITALE	**8.700**	**11.886**	**5.700**	**5.700**	**5.700**	**0**
Disavanzi USL	0	3.186	0	0	0	0
F.do globale	3.000	3.000	0	0	0	0
Rimborsi IVA Autovetture	5.700	5.700	5.700	5.700	5.700	0
TOTALE SPESA	**39.820**	**43.006**	**42.060**	**42.074**	**42.060**	**36.160**
Tabella C - FSN - IRAP 2003			830	830		
Eccedenza di spesa						
Spese di giustizia (UNEP)			25	25		
TOTALE SPESA CON LEGGE FINANZIARIA	**39.820**	**43.006**	**42.915**	**42.929**	**42.060**	**36.160**

III. 4 EFFETTI

Tabella n. 11

Bilancio dello Stato - Quadro di sintesi previsioni 2008 - Competenza
(al netto delle regolazioni contabili e debitorie)
(in milioni di euro)

	Ass. 2007	D.L. 81/2007	D.L. n. 159/2007	DLB 2008	Legge finanziaria 2008							Bilancio integrato 2008
					Articolato	Tab. A e B	Tab. C	Tab. D	Tab. E	Tab. F	Totale	
ENTRATE												
Tributarie	418.050	420	0	427.376	-989						-989	426.387
Extratributarie	25.671	-1	0	28.604	457						457	29.061
Alien. e amm.to, ecc.	2.139		0	2.254	0						0	2.254
ENTRATE FINALI	445.860	419	0	458.234	-532						-532	457,702
SPESE												
Spese correnti (netto interessi)	340.205	2.759	4.478	343.254	6.915	1.009	313				8.237	351.491
Interessi	75.415	7	0	78.611	0	0					0	78.611
Spese Conto Capitale	41.051	1.628	2.743	45.044	10.698	100	90	5.120		460	16.468	61.512
SPESE FINALI	456.671	4.394	7.221	466.909	17.613	1.109	403	5.120	0	460	24.705	491.614
Rimborso prestiti	191.194	0	0	198.212	0						0	198.212
Risparmio pubblico	28.101	-2.347	-4.478	34.115	-7.447	-1.009	-313	0	0	0	-8.769	25.346
Saldo netto da finanziare	-10.811	-3.975	-7.221	-8.675	-18.145	-1.109	-403	-5.120	0	-460	-25.237	-33.912
Ricorso al mercato	211.315	3.975	7.221	215.937	18.170	1.109	1.233	5.120	0	460	26.092	242.029

Tabella n. 11/bis

Bilancio dello Stato - Quadro di sintesi previsioni 2009 - Competenza
(al netto delle regolazioni contabili e debitorie)
(in milioni di euro)

	DLB 2009	Legge finanziaria							Bilancio integrato 2009
		Articolato	Tab. A e B	Tab. C	Tab. D	Tab. E	Tab. F	Totale	
ENTRATE									
Tributarie	441.395	-2.771						-2.771	438.624
Extratributarie	28.121	458						458	28.579
Alien. e amm.to, ecc.	1.431	0						0	1.431
ENTRATE FINALI	470.947	-2.313						-2.313	468.634
SPESE									
Spese correnti (netto interessi)	356.145	3.715	1.583	163				5.461	361.606
Interessi	82.819							0	82.819
Spese Conto Capitale	50.122	1.335	100	90	2.007		280	3.812	53.934
SPESE FINALI	489.086	5.050	1.683	253	2.007	0	280	9.273	498.359
Rimborso prestiti	192.739	0						0	192.739
Risparmio pubblico	**30.552**	**-6.028**	**-1.583**	**-163**	**0**	**0**	**0**	**-7.774**	**22.778**
Saldo netto da finanziare	**-18.139**	**-7.363**	**-1.683**	**-253**	**-2.007**	**0**	**-280**	**-11.586**	**-29.725**
Ricorso al mercato	**219.928**	**7.363**	**4.683**	**253**	**2.007**	**0**	**280**	**14.586**	**234.514**

Tabella n.11/ter

Bilancio dello Stato - Quadro di sintesi previsioni 2010 - Competenza
(al netto delle regolazioni contabili e debitorie)
(in milioni di euro)

	DLB 2010	Legge finanziaria							Bilancio integrato 2010
		Articolato	Tab. A e B	Tab. C	Tab. D	Tab. E	Tab. F	Totale	
ENTRATE									
Tributarie	458.312	-1.578						-1.578	456.734
Extratributarie	27.549	458						458	28.007
Alien. e amm.to, ecc.	1.074	0						0	1.074
ENTRATE FINALI	486.935	-1.120						-1.120	485.815
SPESE									
Spese correnti (netto interessi)	354.306	5.299	1.226	623				7.148	361.454
Interessi	83.756							0	83.756
Spese Conto Capitale	45.861	1.939	100	90	1.912		30	4.071	49.932
SPESE FINALI	483.923	7.238	1.326	713	1.912	0	30	11.219	495.142
Rimborso prestiti	196.802	0						0	196.802
Risparmio pubblico	**47.799**	**-6.419**	**-1.226**	**-623**	**0**	**0**	**0**	**-8.268**	**39.531**
Saldo netto da finanziare	**3.012**	**-8.358**	**-1.326**	**-713**	**-1.912**	**0**	**-30**	**-12.339**	**-9.327**
Ricorso al mercato	**196.940**	**8.358**	**1.326**	**713**	**1.912**	**0**	**30**	**12.339**	**209.279**

Tabella 12

Bilancio dello Stato - Quadro di sintesi previsioni 2008 - Cassa
(al netto delle regolazioni contabili e debitorie)
(in milioni di euro)

	Ass. 2007	D.L. 81/2007	D.L. n. 159/2007	DLB 2008	Legge finanziaria 2008							Bilancio integrato 2008
					Articolato	Tab. A e B	Tab. C	Tab. D	Tab. E	Tab. F	Totale	
ENTRATE												
Tributarie	402.062	420	0	408.100	-989						-989	407.111
Extratributarie	20.455	-1	0	21.612	457						457	22.069
Alien. e amm.to, ecc.	2.139	0	0	2.254	0						0	2.254
ENTRATE FINALI	424.656	419	0	431.966	-532						-532	431 434
SPESE												
Spese correnti (netto interessi)	349.823	2.759	4.478	359.644	6.915	1.009	313				8.237	367.881
Interessi	75.995	7	0	78.654	0	0					0	78.654
Spese Conto Capitale	51.161	2.128	2.743	50.030	10.698	100	90	5.120		460	16.468	66.498
SPESE FINALI	476.979	4.894	7.221	488.328	17.613	1.109	403	5.120	0	460	24.705	513.033
Rimborso prestiti	193.386	0	0	198.214	0						0	198.214
Risparmio pubblico	-3.301	-2.347	-4.478	-8.586	-7.447	-1.009	-313	0	0	0	-8.769	-17.355
Saldo netto da finanziare	-52.323	-4.475	-7.221	-56.362	-18.145	-1.109	-403	-5.120	0	-460	-25.237	-81.599
Ricorso al mercato	258.205	4.475	7.221	263.640	18.170	1.109	1.233	5.120	0	460	26.092	289.732

Tabella n. 13

LEGGE FINANZIARIA 2008 - ARTICOLATO: EFFETTI SUI SALDI DI FINANZA PUBBLICA

(importi in milioni di euro)

Art.	Co.	A) INTERVENTI IN MATERIA DI ENTRATE	Saldo netto da finanziare			Fabbisogno			Indebitamento netto P.A.		
			2008	2009	2010	2008	2009	2010	2008	2009	2010
		A) MINORI ENTRATE	1.564,2	3.809,9	2.619,6	2.867,4	4.359,1	3.354,5	2.867,4	4.359,1	3.354,5
		Entrate fiscali	1.564,2	3.809,9	2.619,6	2.867,4	4.359,1	3.354,5	2.867,4	4.359,1	3.354,5
		Riduzione pressione fiscale	1.564,2	3.809,9	2.619,6	2.867,4	4.359,1	3.354,5	2.867,4	4.359,1	3.354,5
2	1	ICI detrazione 1° casa	0,0	0,0	0,0	823,0	823,0	823,0	823,0	823,0	823,0
2	3	IRPEF detrazione affitti 1° casa	1.302,0	960,0	1.069,0	1.302,0	960,0	1.069,0	1.302,0	960,0	1.069,0
2	5	Assegno mantenimento	38,5	22,0	22,0	39,5	23,0	23,0	39,5	23,0	23,0
2	7-8	Esenzioni Irpef	28,0	16,0	16,0	29,0	17,0	17,0	29,0	17,0	17,0
2	9-10	Irpef.Incidenza deduzione prima casa	384,0	209,0	209,0	388,0	213,0	213,0	388,0	213,0	213,0
2	11-13	Ristrutturazioni edilizie	150,3	-63,9	306,8	150,3	-63,9	306,8	150,3	-63,9	306,8
2	14	Proroga agevolazioni 55% riqualificazione energetica degli	9,0	94,0	187,0	9,0	94,0	187,0	9,0	94,0	187,0
2	15-18	Trasferimento di immobili in aree destinate all'edilizia	55,0	55,0	55,0	55,0	55,0	55,0	55,0	55,0	55,0
2	19-20	Compensazioni orizzontali lavoro autonomo e imprese minori	93,0	124,0	32,0	93,0	124,0	32,0	93,0	124,0	32,0
3		Disposizioni in materia di IRES	-1.034,0	1.435,0	357,0	-1.034,0	1.021,0	40,0	-1.034,0	1.021,0	40,0
3	20	Dividendi in uscita	0,0	318,0	318,0	0,0	318,0	318,0	0,0	318,0	318,0
3	33-40	White list	0,0	7,5	10,0	0,0	7,5	10,0	0,0	7,5	10,0
4	1-21	Regime fiscale per i contribuenti minimi e marginali	175,3	283,0	44,3	206,7	375,6	164,5	206,7	375,6	164,5
4	35-36	Società non operative	11,6	8,8	9,2	11,6	8,8	9,2	11,6	8,8	9,2
4	35-36	IRAP - Società di comodo	0,0	0,0	0,0	2,6	1,4	1,4	2,6	1,4	1,4
5 70	2 1d	Proroga deduzione distributori carburanti	0,0	91,3	53,6	0,0	91,3	53,6	0,0	91,3	53,6
5	3	Compensazioni contributi al SSN autotrasportatori	70,5	0,0	0,0	70,5	0,0	0,0	70,5	0,0	0,0
5	4	Deduzione forfetaria autotrasporto	100,8	-43,3	0,0	120,0	-52,0	0,0	120,0	-52,0	0,0
5	5	IRAP agricoltura	0,0	0,0	0,0	307,0	-86,0	-25,0	307,0	-86,0	-25,0
5	6	Agevolazione pesca costiera e lagunare	0,0	26,1	-11,2	47,2	34,7	-11,2	47,2	34,7	-11,2
5	7	Piccola proprietà contadina	144,0	0,0	0,0	144,0	0,0	0,0	144,0	0,0	0,0
5	8	Esenzione accise gasolio riscaldamento serra	23,1	-12,7	5,5	23,1	-12,7	5,5	23,1	-12,7	5,5
5	9	Trattamento tributario coltivazioni per conto terzi	0,0	1,0	0,6	0,0	1,0	0,6	0,0	1,0	0,6
5	31	Contributi alle casse/assicurazioni sanitarie integrative	13,1	32,8	31,3	13,1	32,8	31,3	13,1	32,8	31,3
5	34	Bollo telematico	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0
5	35	Detrazione autoformazione scuola	0,0	73,5	-31,5	0,0	73,5	-31,5	0,0	73,5	-31,5
5	36	Detrazione spesa studenti fuori sede	0,0	4,5	3,0	0,0	4,5	3,0	0,0	4,5	3,0
6	7	Detrazione abbonamenti trasporto pubblico locale	0,0	163,0	-70,0	0,0	163,0	-70,0	0,0	163,0	-70,0
7	1-3	Incentivazione fiscale all'investimento finalizzato alla produzione, alla distribuzione ed all'esercizio	0,0	0,0	0,0	16,7	66,8	66,8	16,7	66,8	66,8
7	11	Incentivazione fiscale in favore di imprese di produzione esecutiva e di post produzione	0,0	0,0	0,0	3,1	12,5	12,5	3,1	12,5	12,5
27	3	Marche e umbria - sospensione versamenti	0,0	0,0	0,0	47,0	47,0	47,0	47,0	47,0	47,0
33	9-10	Tonnage tax	0,0	5,3	3,0	0,0	5,3	3,0	0,0	5,3	3,0

Tabella n.13 — LEGGE FINANZIARIA 2008 - ARTICOLATO: EFFETTI SUI SALDI DI FINANZA PUBBLICA

(importi in milioni di euro)

Art.	Co.	A) INTERVENTI IN MATERIA DI ENTRATE	Saldo netto da finanziare			Fabbisogno			Indebitamento netto P.A.		
			2008	2009	2010	2008	2009	2010	2008	2009	2010
		B) MAGGIORI ENTRATE	**1.032,5**	**1.496,5**	**1.499,5**	**261,6**	**262,1**	**262,5**	**261,6**	**262,1**	**262,5**
		Altri interventi	**801,6**	**1.402,1**	**1.402,5**	**261,6**	**262,1**	**262,5**	**261,6**	**262,1**	**262,5**
3	18	Versamento credito imposta occupazione e investimenti	100,0	700,0	700,0	0,0	0,0	0,0	0,0	0,0	0,0
5	10	Taxi	24,3	24,3	24,3	24,3	24,3	24,3	24,3	24,3	24,3
5	10	Autoambulanze	4,0	4,0	4,0	4,0	4,0	4,0	4,0	4,0	4,0
5	12-13	Forze armate	115,0	115,0	115,0	115,0	115,0	115,0	115,0	115,0	115,0
5	21-22	Zona franca Gorizia	47,8	47,8	47,8	47,8	47,8	47,8	47,8	47,8	47,8
5	23 e 26	Zone franche Trieste e Udine	53,6	53,6	53,6	53,6	53,6	53,6	53,6	53,6	53,6
28	1	Recupero aiuti di stato in materia di pesca	16,9	17,4	17,8	16,9	17,4	17,8	16,9	17,4	17,8
79	1	Iscrizione entrate riassegnabili	440,0	440,0	440,0	0,0	0,0	0,0	0,0	0,0	0,0
		Effetti indotti	**230,9**	**94,4**	**97,0**	**0,0**	**0,0**	**0,0**	**0,0**	**0,0**	**0,0**
		IRPEF - IRPEG	230,9	94,4	97,0						
22	1	Contenimento spese professionalizzazione forze armate	3,86	3,86	3,86						
95	1	Integrazione Rinnovi contrattuali 2006-2007	236,42	95,55	95,55						
95	4	Rinnovi contrattuali 2008-2009 - forze armate e corpi di poli	6,44	15,45	18,03						
93	12-15	Assunzione Beni Culturali	1,88	1,88	1,88						
93	16	Assunzione MEF	0,52	1,03	1,03						
95	7	Lavoro straordinario (Stato, Forze armate e corpi di polizia)	-15,6	-15,6	-15,6						
50	1	Misure razionalizzazione scuola	-2,6	-7,7	-7,7						
		TOTALE ENTRATE	**-531,7**	**-2.313,4**	**-1.120,1**	**-2.605,8**	**-4.097,0**	**-3.092,0**	**-2.605,8**	**-4.097,0**	**-3.092,0**

Tabella 13 segue			Articolato								
Art.	Co	B) INTERVENTI IN MATERIA DI SPESA	Saldo netto da finanziare			Fabbisogno			Indebitamento netto P.A.		
			2008	2009	2010	2008	2009	2010	2008	2009	2010
		MINORI SPESE CORRENTI	1.712,9	2.127,9	2.237,3	1.617,3	1.947,4	2.504,6	1.767,3	2.047,4	2.504,6
		CAPO I - II - III RAZIONALIZZAZIONE PA	662,1	908,1	1.109,7	1.117,5	1.447,6	1.942,8	1.267,5	1.547,6	1.942,8
		Pubblico impiego	117,0	157,0	157,0	113,6	137,2	196,6	113,6	137,2	196,6
8	1	Indennità membri Parlamento	0,0	0,0	0,0	2,0	4,0	6,0	2,0	4,0	6,0
34		Volontari capitanerie di porto	0,0	0,0	0,0	3,0	4,0	5,0	3,0	4,0	5,0
50	1	Misure razionalizzazione scuola	20,0	60,0	60,0	10,3	30,9	30,9	10,3	30,9	30,9
93	5	Incarichi e contratti flessibili	0,0	0,0	0,0	51,5	51,5	51,5	51,5	51,5	51,5
93	7	Assunzioni personale- limite turn over (limite 60%)	0,0	0,0	0,0	0,0	0,0	56,4	0,0	0,0	56,4
92	5-8	Lavoro straordinario (Stato, Forze armate e corpi di polizia e vvf)	97,0	97,0	97,0	46,8	46,8	46,8	46,8	46,8	46,8
		Spese delle Amministrazioni pubbliche	507,0	712,0	914,0	965,8	1.271,3	1.707,5	1.115,8	1.371,3	1.707,5
9		Commissari straordinari Governo	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0
74	9	Rideterminazione acquisto beni e servizi (consumi intermedi)	500,0	700,0	900,0	350,0	600,0	900,0	500,0	700,0	900,0
74-75-76		Posta elettronica certificata e VOIP	7,0	12,0	14,0	25,0	140,0	286,0	25,0	140,0	286,0
77	8	Spese giustizia militare	0,0	0,0	0,0	0,8	1,3	1,5	0,8	1,3	1,5
79	1	Riassegnazione entrate - fondi da ripartire	0,0	0,0	0,0	300,0	300,0	300,0	300,0	300,0	300,0
79	4	Razionalizzazione spese di manutenzione ordinaria - enti pubblici	0,0	0,0	0,0	50,0	50,0	50,0	50,0	50,0	50,0
79	4	Razionalizzazione spese di manutenzione ordinaria	0,0	0,0	0,0	100,0	100,0	100,0	100,0	100,0	100,0
83	2	Costo degli immobili in uso alle Amministrazioni statali	0,0	0,0	0,0	140,0	80,0	70,0	140,0	80,0	70,0
90		Limiti ai prelevamenti dalla tesoreria statale	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0
		Riqualificazione spesa	38,1	39,1	38,7	38,1	39,1	38,7	38,1	39,1	38,7
5	9	Decreto Legge 202/2005	0,0	1,0	0,6	0,0	1,0	0,6	0,0	1,0	0,6
19	7	Partecipazione centro informazione e documentazione europea									
28	2	Copertura fondo vittime del mare - DL 202/2005									
36	2	Partiti politici	20,0	20,0	20,0	20,0	20,0	20,0	20,0	20,0	20,0
42	1	Centro prevenzione e controllo (L 138/2004)	0,7	0,7	0,7	0,7	0,7	0,7	0,7	0,7	0,7
53	1	Fondo per le politiche sociali	1,3	1,3	1,3	1,3	1,3	1,3	1,3	1,3	1,3
68	1	Funzionamento Amministrazione - Interno	1,5	1,5	1,5	1,5	1,5	1,5	1,5	1,5	1,5
93	15	Fondo salvaguardia beni culturali	14,6	14,6	14,6	14,6	14,6	14,6	14,6	14,6	14,6
		CAPO IV - ENTI TERRITORIALI	66,8	66,8	66,8	176,8	176,8	238,8	176,8	176,8	238,8
10		Patto di stabilità interno	0,0	0,0	0,0	90,0	90,0	162,0	90,0	90,0	162,0
12	3	Soppressione Legge 448/2001 art. 25	0,0	0,0	0,0	20,0	20,0	10,0	20,0	20,0	10,0
13	5	Fondo comunità montane	66,8	66,8	66,8	66,8	66,8	66,8	66,8	66,8	66,8
		CAPO V - PREVIDENZA	519,3	519,3	519,3	0,0	0,0	0,0	0,0	0,0	0,0
57	2	Adeguamento ISTAT - riduzione di bilancio INPS	519,3	519,3	519,3						

Tabella 13 segue

Art.	Co.	B) INTERVENTI IN MATERIA DI SPESA	Articolato – Saldo netto da finanziare 2008	Saldo netto da finanziare 2009	Saldo netto da finanziare 2010	Fabbisogno 2008	Fabbisogno 2009	Fabbisogno 2010	Indebitamento netto P.A. 2008	Indebitamento netto P.A. 2009	Indebitamento netto P.A. 2010
		Altri interventi	0,0	414,0	317,0	323,0	323,0	323,0	323,0	323,0	323,0
3	0	Tetto alla compensazione dei crediti di imposta	0,0	0,0	0,0	323,0	323,0	323,0	323,0	323,0	323,0
3		Razionalizzazione IRES-IVA - FSN	0,0	414,0	317,0	0,0	0,0	0,0	0,0	0,0	0,0
		Effetti indotti	464,8	219,8	224,6	0,0	0,0	0,0	0,0	0,0	0,0
95	1	Integrazione Rinnovi contrattuali 2006-2007									
		apporto INPDAP	540,8	218,6	218,6						
		contribuzione aggiuntiva	-212,9	-86,0	-86,0						
		SSN	113,1	45,7	45,7						
93	4	Assunzioni corpi di polizia									
		apporto INPDAP	14,7	35,4	41,2						
		contribuzione aggiuntiva	-5,8	-13,9	-16,2						
		SSN	3,1	7,4	8,6						
93	12-15	Assunzione Beni Culturali									
		apporto INPDAP	4,3	4,3	4,3						
		contribuzione aggiuntiva	-1,7	-1,7	-1,7						
		SSN	0,9	0,9	0,9						
22	1	Sviluppo professionale forze armate									
		apporto INPDAP	8,8	8,8	8,8						
		contribuzione aggiuntiva	-3,4	-3,4	-3,4						
		SSN	1,9	1,9	1,9						
93	16	Assunzione MEF									
		apporto INPDAP	1,2	2,4	2,4						
		contribuzione aggiuntiva	-0,5	-0,9	-0,9						
		SSN	0,3	0,5	0,5						
		MINORI SPESE CONTO CAPITALE	387,3	387,3	122,3	2.574,4	3.003,4	2.720,4	2.974,4	3.423,4	3.160,4
		CAPO I - RAZIONALIZZAZIONE PA	387,3	387,3	122,3	2.574,4	3.003,4	2.720,4	2.974,4	3.423,4	3.160,4
		Spese delle Amministrazioni pubbliche	0,0	0,0	0,0	450,0	465,0	475,0	850,0	885,0	915,0
56	1	Investimenti enti di previdenza	0,0	0,0	0,0	0,0	0,0	0,0	400,0	420,0	440,0
79		Razionalizzazione spese di manutenzione ordinaria – enti pubblici	0,0	0,0	0,0	150,0	150,0	150,0	150,0	150,0	150,0
79	4	Razionalizzazione spese di manutenzione straordinaria	0,0	0,0	0,0	300,0	315,0	325,0	300,0	315,0	325,0
		Riqualificazione spesa	387,3	387,3	122,3	2.024,4	1.838,4	1.545,4	2.024,4	1.838,4	1.545,4
34	1	Autotrasporto	56,4	56,4	56,4	56,4	56,4	56,4	56,4	56,4	56,4
34	2	Autotrasporto - azzeramento residui	0,0	0,0	0,0	113,1	113,1	113,1	113,1	113,1	113,1
34	4	Trasporti marittimi sicuri	5,2	5,2	5,2	5,2	5,2	5,2	5,2	5,2	5,2
34	7	Autostrade del mare	20,0	20,0	20,0	20,0	20,0	20,0	20,0	20,0	20,0
89		Modifica termini perenzione residui	0,0	0,0	0,0	1.530,0	1.340,0	1.310,0	1.530,0	1.340,0	1.310,0
63	3	Stabilizzazione rapporto lavoro	30,0	30,0	0,0	30,0	30,0	0,0	30,0	30,0	0,0
63	1	Fondo occupazione	0,0	0,0	30,0	0,0	0,0	30,0	0,0	0,0	30,0
44	1	Difesa del suolo	265,0	265,0	0,0	265,0	265,0	0,0	265,0	265,0	0,0
34	5	Sistema sicurezza in mare	0,7	0,7	0,7	0,7	0,7	0,7	0,7	0,7	0,7
44	3	DL 16/2005	10,0	10,0	10,0	4,0	8,0	10,0	4,0	8,0	10,0

Tabella 13 segue			Articolato								
Art.	Co.	B) INTERVENTI IN MATERIA DI SPESA	Saldo netto da finanziare			Fabbisogno			Indebitamento netto P.A.		
			2008	2009	2010	2008	2009	2010	2008	2009	2010
		Riduzione pressione fiscale	**0,0**	**0,0**	**0,0**	**100,0**	**700,0**	**700,0**	**100,0**	**700,0**	**700,0**
3	18	Credito imposta occupazione e investimenti	0,0	0,0	0,0	100,0	700,0	700,0	100,0	700,0	700,0
		TOTALE MINORI SPESE	2.100,2	2.515,2	2.359,6	4.191,7	4.950,8	5.225,0	4.741,7	5.470,8	5.665,0
									5.003,3	5.732,9	5.927,5
		MAGGIORI SPESE CORRENTI	8.628,1	5.842,5	7.535,6	4.964,3	3.225,7	4.427,8	5.034,3	3.218,2	4.410,3
		CAPO I - II - III RAZIONALIZZAZIONE PA	5.402,0	3.376,3	3.516,7	3.048,5	1.621,9	1.288,0	3.113,5	1.609,4	1.270,5
		Pubblico impiego	**2.672,6**	**1.342,6**	**1.387,6**	**1.877,1**	**737,7**	**761,0**	**1.877,1**	**737,7**	**761,0**
22	1	Sviluppo professionale forze armate	30,0	30,0	30,0	15,5	15,5	15,5	15,5	15,5	15,5
73		Agenzia nazionale giovani									
93	4	Assunzione Corpi di Polizia	50,0	120,0	140,0	25,8	61,8	72,1	25,8	61,8	72,1
95	1-5	Integrazione Rinnovi contrattuali 2006-2007	1.836,0	742,0	742,0	945,7	382,0	382,0	945,7	382,0	382,0
96	6-7	Integrazione rinnovi contrattuali 2006-2007 personale Regioni-Autonomie locali e SSN	0,0	0,0	0,0	497,0	45,0	45,0	497,0	45,0	45,0
95	7-8	Concorso dello Stato al finanziamento SSN e altri enti settore pubblico	728,0	417,0	417,0	378,6	216,8	216,8	378,6	216,8	216,8
95	11	Rinnovi contrattuali 2008-2009 -Stato	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0
93	9	Deroga assunzioni	0,0	0,0	25,0	0,0	0,0	13,0	0,0	0,0	13,0
93	17	Stabilizzazione comandi Poste	10,0	10,0	10,0	5,0	5,0	5,0	5,0	5,0	5,0
93	12-15	Assunzione Beni Culturali	14,6	14,6	14,6	7,5	7,5	7,5	7,5	7,5	7,5
93	16	Assunzione MEF	4,0	9,0	9,0	2,1	4,1	4,1	2,1	4,1	4,1
		Spese delle Amministrazioni pubbliche	**1.540,4**	**1.205,7**	**1.203,5**	**1.171,4**	**884,2**	**527,0**	**1.236,4**	**871,7**	**509,5**
20	3	Riorganizzazione uffici locali all'estero	45,0	42,5	42,5	30,0	35,0	40,0	45,0	42,5	42,5
21	1	Organizzazione G8	30,0	0,0	0,0	20,0	10,0	0,0	20,0	10,0	0,0
25	1	Fondo funzionamento soccorso pubblico	100,0	0,0	0,0	70,0	30,0	0,0	100,0	0,0	0,0
26	1	Fondo funzionamento capitanerie di porto	20,0	0,0	0,0	20,0	0,0	0,0	20,0	0,0	0,0
27	2	Marche e umbria - spese	13,6	11,4	9,2	13,6	11,4	9,2	13,6	11,4	9,2
27	3	Marche e umbria - sospensione versamenti	47,0	47,0	47,0	0,0	0,0	0,0	0,0	0,0	0,0
52	1	Efficienza e efficacia sistema universitario	550,0	550,0	550,0	313,0	313,0	313,0	313,0	313,0	313,0
10		Modifica patto di stabilità	0,0	0,0	0,0	280,0	210,0	0,0	280,0	210,0	0,0
22	2	Funzionamento difesa	140,0	0,0	0,0	140,0	0,0	0,0	140,0	0,0	0,0
22	4	Funzionamento carabinieri	40,0	0,0	0,0	40,0	0,0	0,0	40,0	0,0	0,0
5	12	Fondo Difesa per compensazione accise	107,0	107,0	107,0	107,0	107,0	107,0	107,0	107,0	107,0
	13	Fondo MEF per compensazione accise	7,8	7,8	7,8	7,8	7,8	7,8	7,8	7,8	7,8
51	1	Alternanza scuola lavoro (cap ni)									
79	1	Riassegnazione entrate - fondi da ripartire	440,0	440,0	440,0	0,0	0,0	0,0	0,0	0,0	0,0
79	10	Abrogazione art. 22 DL 223/2006	0,0	0,0	0,0	130,0	160,0	50,0	150,0	170,0	30,0

Tabella 13 segue			Articolato								
Art.	Co	B) INTERVENTI IN MATERIA DI SPESA	Saldo netto da finanziare			Fabbisogno			Indebitamento netto P.A.		
			2008	2009	2010	2008	2009	2010	2008	2009	2010
		Riduzione pressione fiscale	1.189,0	828,0	925,6	0,0	0,0	0,0	0,0	0,0	0,0
2	1	Riduzione ICI prima casa	823,0	823,0	823,0	0,0	0,0	0,0	0,0	0,0	0,0
2	5	Addizionale regionale IRPEF - assegno di mantenimento	0,8	0,8	0,8	0,0	0,0	0,0	0,0	0,0	0,0
2	5	Addizionale comunale IRPEF - assegno di mantenimento	0,2	0,2	0,2	0,0	0,0	0,0	0,0	0,0	0,0
2	7-8	Addizionale regionale IRPEF - redditi fondiari	0,8	0,8	0,8	0,0	0,0	0,0	0,0	0,0	0,0
2	7-8	Addizionale comunale IRPEF - redditi fondiari	0,2	0,2	0,2	0,0	0,0	0,0	0,0	0,0	0,0
2	9-10	Addizionale regionale IRPEF - deduzione prima casa	3,0	3,0	3,0	0,0	0,0	0,0	0,0	0,0	0,0
2	9-10	Addizionale comunale IRPEF - deduzione prima casa	1,0	1,0	1,0	0,0	0,0	0,0	0,0	0,0	0,0
4	35-36	IRAP - Società di comodo	2,6	1,4	1,4	0,0	0,0	0,0	0,0	0,0	0,0
5	5	IRAP agricoltura	307,0	-86,0	-25,0	0,0	0,0	0,0	0,0	0,0	0,0
4	1-21	Contribuenti minimi e marginali - IRAP	31,4	57,8	61,5	0,0	0,0	0,0	0,0	0,0	0,0
4	1-21	Contribuenti minimi e marginali - IrPEF	0,0	34,8	58,7	0,0	0,0	0,0	0,0	0,0	0,0
5	4	Deduzione forfettaria autotrasporto	19,0	-9,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0
5	27	Fondo compensativo taxi									
5	29	Fondo compensativo autoambulanze'									
		CAPO V - PREVIDENZA	2.102,0	2.045,6	3.567,3	1.278,0	1.231,0	2.752,0	1.278,0	1.231,0	2.752,0
5	6	Agevolazione pesca- contributi	34,7	6,3	0,0	0,0	0,0	0,0	0,0	0,0	0,0
28	2	Fondo vittime del mare									
34	20	Funzionamento cassa prev. Min. Infrastrutture e Trasporti									
57	1	Adeguamento ISTAT	519,3	519,3	519,3						
62	1	Protocollo welfare	1 548,0	1 520,0	3 048,0	1 278,0	1 231,0	2 752,0	1 278,0	1 231,0	2 752,0
		CAPO VI - SANITA'	0,7	0,7	0,7	0,7	0,7	0,7	0,7	0,7	0,7
42	1	rete trapiantologica-centro nazionale trapianti	0,7	0,7	0,7	0,7	0,7	0,7	0,7	0,7	0,7
		Altri interventi	472,2	182,2	213,2	437,2	172,2	187,2	442,2	177,2	187,2
5	21	Fondo compartecipazione gettito accise	101,4	101,4	101,4	101,4	101,4	101,4	101,4	101,4	101,4
17	3	Fondo aree confinanti									
17	1	Disposizioni a favore delle minoranze slovene									
17	2	Disposizioni a favore delle minoranze linguistiche storiche									
19	4	Fondo presenza italiana presso Istituzione Europea									
19	7	Attività documentazione UE									
43	2	INSEAN	2,0	2,0	2,0	2,0	2,0	2,0	2,0	2,0	2,0
34	19	Promozione sicurezza stradale e ferroviaria	35,0	30,0	56,0	20,0	25,0	40,0	25,0	30,0	40,0
38	4	Emittenti locali	10,0	0,0	0,0	10,0	0,0	0,0	10,0	0,0	0,0
53	1	Fondo responsabilità sociale	1,3	1,3	1,3	1,3	1,3	1,3	1,3	1,3	1,3
55	1	Fondo contro la violenza delle donne	20,0	0,0	0,0	20,0	0,0	0,0	20,0	0,0	0,0
63	1	Italia lavoro									
68	1	Politiche migratorie	1,5	1,5	1,5	1,5	1,5	1,5	1,5	1,5	1,5
68	2	Fondo inclusione sociale immigrati	50,0	0,0	0,0	50,0	0,0	0,0	50,0	0,0	0,0
71	1	Contrasti esclusione sociale negli spazi urbani	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0
72	1	Promozione dello sport e degli impianti sportivi	20,0	35,0	40,0	10,0	20,0	30,0	10,0	20,0	30,0
72	3	Fondo eventi sportivi	10,0	0,0	0,0	10,0	0,0	0,0	10,0	0,0	0,0
72	4	Comitato italiano paraolimpico	1,0	1,0	1,0	1,0	1,0	1,0	1,0	1,0	1,0
84	1	Ripristino 8 per mille	60,0	0,0	0,0	50,0	10,0	0,0	50,0	10,0	0,0
54	5	Congedo parentale	10,0	10,0	10,0	10,0	10,0	10,0	10,0	10,0	10,0
84	2	5 per mille	150,0	0,0	0,0	150,0	0,0	0,0	150,0	0,0	0,0

Art.	Co.	B) INTERVENTI IN MATERIA DI SPESA	Articolato Saldo netto da finanziare 2008	2009	2010	Fabbisogno 2008	2009	2010	Indebitamento netto P.A. 2008	2009	2010
		Eccedenza di spesa art.11 c.3 i-quater	623,1	200,0	200,0	200,0	200,0	200,0	200,0	200,0	200,0
		regolazioni spese di giustizia	25,0	0,0	0,0						
		Effetti indotti	28,1	37,7	37,7	0,0	0,0	0,0	0,0	0,0	0,0
92	5-8	Lavoro straordinario (Stato, Forze armate e corpi di polizia)									
		apporto INPDAP	28,6	28,6	28,6						
		contribuzione aggiuntiva	-11,3	-11,3	-11,3						
		SSN	6,0	6,0	6,0						
50	1	Misure razionalizzazione scuola									
		apporto INPDAP	5,9	17,7	17,7						
		contribuzione aggiuntiva	-2,3	-7,0	-7,0						
		SSN	1,2	3,7	3,7						
		MAGGIORI SPESE CONTO CAPITALE	11.085,3	1.722,4	2.061,8	4.446,0	1.296,8	1.339,5	1.182,0	1.161,8	1.094,5
		SVILUPPO	590,0	850,0	1.435,0	239,0	463,0	772,0	155,0	328,0	527,0
26	2	Fondo investimenti capitanerie di porto	5,0	10,0	20,0	3,0	7,0	15,0	3,0	7,0	15,0
31	1	Programmi europei aeronautici L421/97	20,0	45,0	70,0	24,0	110,0	210,0	0,0	0,0	0,0
31	3	Programmi navali	20,0	45,0	70,0	60,0	25,0	62,0	0,0	0,0	27,0
31	2	Interventi settore aeronautico	318,0	468,0	918,0	0,0	0,0	0,0	0,0	0,0	0,0
33	1	Industria cantieristica	6,0	14,0	0,0	6,0	14,0	0,0	6,0	14,0	0,0
33	2	Imprese armatoriali	14,0	21,0	25,0	14,0	21,0	25,0	14,0	21,0	25,0
33	3	Fondo demolizione naviglio obsoleto	4,0	10,0	0,0	4,0	10,0	0,0	4,0	10,0	0,0
33	4	Fondo eff. Energetica - trasporti marittimi	1,0	5,0	5,0	1,0	5,0	5,0	1,0	5,0	5,0
34	17	Interporti	0,0	5,0	10,0	0,0	5,0	10,0	0,0	5,0	10,0
34	8	Miglioramento trasporto pubblico in Calabria e stretto Messina	20,0	22,0	7,0	20,0	22,0	7,0	20,0	22,0	7,0
34	9	Sicurezza e continuità territoriale calabria e Sicilia	0,0	0,0	0,0	10,0	15,0	20,0	10,0	15,0	20,0
35	1	Legge obiettivo	100,0	200,0	300,0	50,0	200,0	400,0	50,0	200,0	400,0
39	1	Banda larga-FAS	50,0	0,0	0,0	20,0	20,0	10,0	20,0	20,0	10,0
39	2	Fondo passaggio al digitale	20,0	0,0	0,0	20,0	0,0	0,0	20,0	0,0	0,0
43	1	Ricerca e formazione in materia di trasporti	2,0	5,0	10,0	2,0	4,0	8,0	2,0	4,0	8,0
43	3	Sistemo informativo autostrade del mare	10,0	0,0	0,0	5,0	5,0	0,0	5,0	5,0	0,0
		CAPO VI - SANITA'	9.100,0	0,0	0,0	3.150,0	0,0	0,0	0,0	0,0	0,0
18	1	Disavanzi servizi sanitari regionali (interessi debito pubblico)	9.100,0	0,0	0,0	3.150,0	0,0	0,0	0,0	0,0	0,0

Art.	Co	B) INTERVENTI IN MATERIA DI SPESA	Articolato – Saldo netto da finanziare 2008	Saldo netto da finanziare 2009	Saldo netto da finanziare 2010	Fabbisogno 2008	Fabbisogno 2009	Fabbisogno 2010	Indebitamento netto P.A. 2008	Indebitamento netto P.A. 2009	Indebitamento netto P.A. 2010
Tabella 13 segue											
		Altri interventi	1.246,0	641,0	391,0	940,0	684,0	411,0	910,0	684,0	411,0
6	1	Fondo trasporto pubblico locale	500,0	0,0	0,0	350,0	100,0	50,0	350,0	100,0	50,0
16	1	Fondo nazionale per la montagna	50,0	10,0	10,0	0,0	0,0	0,0	0,0	0,0	0,0
16	2	Fondo di sviluppo delle isole minori	34,0	34,0	34,0	34,0	34,0	34,0	34,0	34,0	34,0
22	3	Arsenali militari fondo difesa	20,0	0,0	0,0	20,0	0,0	0,0	20,0	0,0	0,0
29	1	Fondo bieticolo saccarifero	20,0	0,0	0,0	20,0	0,0	0,0	20,0	0,0	0,0
34	6	autostrade del mare - Ecobonus	77,0	77,0	77,0	77,0	77,0	77,0	77,0	77,0	77,0
34	21	Ammodernamento sistemi di sicurezza ferrovie	10,0	10,0	15,0	10,0	10,0	15,0	10,0	10,0	15,0
34	22	Capitale sociale FF Calabria, Appulo-Lucane e del sud-est	30,0	0,0	0,0	30,0	0,0	0,0	0,0	0,0	0,0
34	16	Fondo trasporto combinato	20,0	15,0	15,0	20,0	15,0	15,0	20,0	15,0	15,0
36	3	Sicurezza edifici scolastici	20,0	20,0	20,0	10,0	15,0	20,0	10,0	15,0	20,0
36	5	Edilizia penitenziaria	20,0	20,0	30,0	5,0	10,0	20,0	5,0	10,0	20,0
44	1	Rischio idrogeologico	265,0	265,0	0,0	265,0	265,0	0,0	265,0	265,0	0,0
44	2	PSTA	10,0	10,0	10,0	4,0	8,0	10,0	4,0	8,0	10,0
45	1	Fondo biodiversità	50,0	50,0	50,0	10,0	30,0	40,0	10,0	30,0	40,0
48	1	Vaccinazione HPV									
48	2	Cancellazione debito paesi poveri	40,0	50,0	50,0	40,0	50,0	50,0	40,0	50,0	50,0
63	2	Rifinanziamento attività di formazione nell'ambito dell'apprendistato	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0	0,0
63	3	ISFOL	30,0	30,0	30,0	25,0	30,0	30,0	25,0	30,0	30,0
67	2	Sicurezza luoghi di lavoro	50,0	50,0	50,0	20,0	40,0	50,0	20,0	40,0	50,0
		Riduzione pressione fiscale	149,3	231,4	235,8	117,0	149,8	156,5	117,0	149,8	156,5
3	19	Crediti d'imposta investimenti ricerca	117,0	136,0	142,7	117,0	136,0	142,7	117,0	136,0	142,7
3	23-29	Crediti d'imposta studi associati	0,0	13,8	13,8	0,0	13,8	13,8	0,0	13,8	13,8
5	6	Crediti d'imposta pesca	12,5	2,3	0,0	0,0	0,0	0,0	0,0	0,0	0,0
7	1-3	Crediti d'imposta investimenti cinema	16,7	66,8	66,8	0,0	0,0	0,0	0,0	0,0	0,0
7	11	Crediti d'imposta imprese produzione e post-produzione	3,1	12,5	12,5	0,0	0,0	0,0	0,0	0,0	0,0
		TOTALE MAGGIORI SPESE	19.713,4	7.564,9	9.597,4	9.410,3	4.522,5	5.767,3	6.216,3	4.380,0	5.504,8
		TOTALE GENERALE	17.613,1	5.049,7	7.237,8	5.218,6	-428,3	542,3	1.474,6	-1.090,8	-160,2

IV - I SALDI DI FINANZA PUBBLICA PER GLI ANNI 2007 E 2008

IV.1 LA FINANZA PUBBLICA NEGLI ANNI 2007 E 2008.

Nel Documento di Programmazione Economico Finanziaria per gli anni 2008-2011 sono state indicate le stime dell'indebitamento delle Pubbliche Amministrazioni per gli anni 2007 e 2008 pari rispettivamente al 2,5% e al 2,2% del PIL.

Nel mese di settembre tali stime sono state riviste in seguito ad alcuni fattori:

- la più favorevole evoluzione del gettito fiscale rispetto a quella assunta per il DPEF che ha consentito di valutare per il 2007 maggiori entrate per circa 6,5 miliardi;
- la revisione di alcune componenti di spesa del conto della P.A. in relazione al monitoraggio dei conti pubblici;
- l'aggiornamento della spesa per interessi in relazione all'evoluzione dei tassi meno favorevole di quella ipotizzata, nonostante il miglioramento registrato dal fabbisogno del settore statale;
- la revisione al ribasso delle stime di crescita reale del PIL per il 2008, prevista pari all'1,5% rispetto all'1,9% indicato nel DPEF.

Tali elementi hanno comportato una stima dell' indebitamento netto tendenziale sensibilmente inferiore a quello indicato nel DPEF (circa mezzo punto percentuale del PIL). Preso atto di tali tendenze il Governo, pur riducendo di un decimo di punto percentuale l'obiettivo di indebitamento netto per il 2007 (dal 2,5 al 2,4 per cento del PIL) ha ritenuto di adottare, con il Decreto Legge n. 159/2007, misure finalizzate a interventi di carattere sociale, come la concessione di un bonus agli incapienti per complessivi 1,9 miliardi e misure tese all'incentivazione della crescita dell'economia anche attraverso il finanziamento di infrastrutture già programmate per il prossimo anno. Sono stati inoltre previsti ulteriori interventi per 1,9 miliardi, di cui 0,9 miliardi destinati alla cooperazione e allo sviluppo e 1,0 miliardo da destinare ai rinnovi contrattuali del pubblico impiego.

L'indebitamento per il 2007 viene dunque stimato al 2,4 per cento del PIL, collocandosi ad un livello inferiore a quello indicato nel DPEF e quindi coerente con il percorso di risanamento necessario per rispettare gli obblighi comunitari di rientro del disavanzo eccessivo. Il miglioramento strutturale nel biennio 2006-2007 risulta, pertanto, superiore di 0,2 punti percentuali rispetto a quanto previsto dall'impegno assunto in sede europea nel luglio del 2005 (1,8% in luogo dell'1,6% del PIL).

Per l'anno 2008 l'indebitamento tendenziale al netto degli effetti del Decreto-legge n.159/2007 è previsto collocarsi all'1,8% del PIL: il Governo ha, pertanto, deciso di adottare con la legge finanziaria per il prossimo anno misure a carattere espansivo destinate al rilancio dell'economia e al sostegno delle categorie sociali più deboli con un effetto netto, in termini di saldo primario, pari a circa 6,5 miliardi

(0,4% del PIL). L'indebitamento netto per il 2008, per effetto della manovra, dovrebbe quindi attestarsi al 2,2 per cento del PIL.

La manovra finanziaria per il 2008 prevede interventi per lo sviluppo economico e sociale del Paese, pari a circa 13,2 miliardi, tra cui si evidenziano una serie di misure volte a ridurre la pressione fiscale:

- l'aumento della detrazione per l'ICI sulla prima casa, della detrazione per i canoni di locazione a favore di giovani nonché di affittuari di immobili adibiti ad abitazioni principali, e della deduzione prima casa per circa 2,5 miliardi;
- la proroga della normativa relativa al regime fiscale in termini di IRE e IVA relativamente alle spese sostenute per interventi di recupero del patrimonio edilizio per circa 0,2 miliardi;
- l'introduzione di un nuovo regime fiscale, per i contribuenti minimi e marginali con effetti su IRE e IVA per 0,2 miliardi;
- la riduzione dell'aliquota IRAP per il settore agricolo con un effetto di minor gettito per circa 0,3 miliardi.

Ulteriori interventi concernono:

- il finanziamento dell'accordo con le parti sociali sul Welfare e del Fondo per l'occupazione per circa 2,1 miliardi;
- l'integrazione delle risorse contrattuali per il biennio 2006-2007 e i rinnovi contrattuali per il biennio 2008-2009 del pubblico impiego per circa 4,1 miliardi (al lordo degli oneri sociali) per il personale delle Forze armate e dei Corpi di polizia, della scuola, dei vigili del fuoco, del personale del settore pubblico non statale, del comparto sanitario e della scuola.

Parte di tali misure, pari a circa 4,5 miliardi, trova copertura all'interno del processo di riqualificazione della spesa pubblica (spending review). Tale processo prevede, oltre al contenimento e alla razionalizzazione delle spese per tutte le missioni del Bilancio dello Stato, i seguenti principali interventi:

- la modifica del termine di perenzione dei residui passivi del Bilancio dello Stato dalla quale sono attesi risparmi di spesa per circa 1,5 miliardi;
- l'introduzione di un tetto alle spese relative all'utilizzo e alla manutenzione degli immobili pubblici con economie per circa 0,7 miliardi;
- la razionalizzazione del sistema degli acquisti di beni e servizi secondo un modello di coordinamento dei diversi livelli di governo responsabili della spesa grazie alla quale sono stimate economie per 0,5 miliardi;
- il contenimento e la razionalizzazione delle spese derivanti dalle riassegnazioni di entrata che consentono risparmi per circa 0,3 miliardi;
- il vincolo per gli Enti di previdenza ad effettuare investimenti immobiliari unicamente in forma indiretta con conseguente risparmio in termini di indebitamento netto per 0,4 miliardi;

- l'introduzione di un tetto ai crediti di imposta annualmente spendibili in compensazione, con possibilità di riportare in avanti l'ammontare eccedente, che determina minori spese in conto capitale per 0,3 miliardi.

Nelle tabelle dal numero 14 al 16/bis sono riportati: la manovra di finanza pubblica, il conto consolidato delle Pubbliche Amministrazioni per gli anni 2005-2011, il conto consolidato del settore statale per gli stessi anni e la tabella riepilogativa delle misure una-tantum relative al periodo 2001-2011.

IV.2 EVOLUZIONE DEI SALDI DI FINANZA PUBBLICA

Tabella n. 14					
MANOVRA DI FINANZA PUBBLICA 2008 - 2011					
In milioni di Euro		2008	2009	2010	2011
Saldo primario tendenziale DPEF 2008-2011	d	42.516	50.021	59.412	64.735
Evoluzione Saldo primario dovuta all'andamento del gettito fiscal	e.1	6.286	4.157	4.268	4.031
Effetti sul primario del decreto-legge nr. 159 /2007	e.2	568	35	0	0
A) Misure per la riduzione del deficit	a = a.1 + a.2	6.699	6.220	6.611	6.611
	In % pil	0,4	0,4	0,4	0,4
a.1) Maggiori entrate	a.1	2.192	960	900	901
- Revisione agevolazioni in materia di accise		245	245	245	245
- Recupero aiuti di Stato illeggittimi in materia di pesca		17	17	18	18
- Effetti indotti		1.930	698	638	638
- di cui :					
- *IRE*		*517*	*185*	*174*	*174*
- *Contributi sociali INPDAP*		*1.173*	*400*	*376*	*376*
- *IRAP*		*241*	*82*	*77*	*77*
a.2) Minori spese	a.2	4.507	5.260	5.710	5.710
- Minori spese correnti		1.475	1.779	2.227	2.227
- Pubblico impiego		234	282	405	405
- Riduzione lineare consumi intermedi		500	700	900	900
- Limite riassegnazione Entrate (50% quota 2006)		300	300	300	300
- Razionalizzazione spese manutenzione ordinaria Stato		100	100	100	100
- Razionalizzazione spese manutenzione ordinaria Enti pubblici		50	50	50	50
- Riduzione fondo comunità montane		67	67	67	67
- Limite al costo d'uso degli immobili usati dalle P.A.		140	80	70	70
- Posta elettronica certificata e VOIP		25	140	286	286
- Altri interventi minori		59	59	50	50
- Minori spese conto capitale		3.032	3.481	3.483	3.483
- Modifica termini perenzione residui		1.530	1.340	1.310	1.310
- Riduzione crediti d'imposta x comp. IRES		100	700	700	700
- Tetto alla compensazione dei crediti di imposta		323	323	323	323
- Autotrasporto		170	170	170	170
- Limite investimenti Enti di Previdenza		400	420	440	440
- Razionalizzazione spese manutenzione straordinaria Stato		300	315	325	325
- Razionalizzazione spese manutenzione straordinaria Enti pubblici		150	150	150	150
- Altri interventi minori		60	64	66	66

Tabella n. 14

MANOVRA DI FINANZA PUBBLICA 2008 - 2011 In milioni di Euro		2008	2009	2010	2011
B) Interventi per lo sviluppo	b=b.1+b.2	13.177	11.189	12.086	12.044
In % pil		0,8	0,7	0,7	0,7
b.1) Minori entrate	b.1	2.848	4.280	3.275	3.287
- Riduzione della pressione fiscale		2.744	4.081	3.184	3.201
di cui:					
- Aumento detrazione ICI I^a casa		*823*	*823*	*823*	*823*
- Aumento detrazione inquilini e giovani affittuari		*1.302*	*960*	*1.069*	*1.069*
- Aumento deduzione I^a casa		*388*	*213*	*213*	*213*
- Regime fiscale per i contribuenti minimi e marginali		*207*	*376*	*165*	*165*
- Compensazioni orizzontali lavoro autonomo e imprese minori		*93*	*124*	*32*	*-20*
- Disposizioni in materia di IRES		*-1.034*	*1.021*	*40*	*40*
- Ristrutturazioni edilizie		*150*	*-64*	*307*	*306*
- Dividendi in uscita		*0*	*318*	*318*	*318*
- Altri interventi minori		103	199	91	86
b.2) Maggiori spese	b.2	10.329	6.910	8.811	8.757
- Maggiori spese correnti		8.178	5.485	6.871	6.867
- Protocollo Welfare		1.278	1.231	2,752	2.752
- Pubblico impiego		4.133	1.605	1.649	1.649
- Università: Aumento fondo ordinario (al netto risorse per personale)		78	311	311	311
- Modifica Patto di stabilità		190	120	-162	-162
- Riorganizzazione e fondi funzionamento vari		379	64	52	52
- Fondo FF.AA. per compensazione accise		115	115	115	115
- Fondo autoambulanze e taxi per compensazione accise		28	28	28	28
- Eccedenza di spesa art. 11 c.3 i-quater		200	200	200	200
- Abrogazione art. 22 DL 223/2006 (riduzione consumi intermedi enti pubblici)		150	170	30	30
- Fondo compartecipazione gettito accise		101	101	101	101
- Congedi parentali		10	10	10	10
- Quota oneri ddl immigrazione		91	144	200	203
- Altri interventi minori		360	74	80	80
- Tabelle LF		1.065	1.312	1.505	1.498
- Maggiori spese conto capitale		2.151	1.424	1.940	1.890
- Fondo per l'occupazione		800	0	0	0
- Trasporto pubblico locale		350	100	50	0
- Miglioramento sistema di trasporto nazionale		137	144	144	144
- Legge obiettivo		50	200	400	400
- Crediti d'imposta investimenti ricerca e studi associati		117	150	157	157
- Sviluppo banda larga e digitale terrestre		40	20	10	10
- Incentivazioni settore cinematografico		20	79	79	79
- Sicurezza luoghi di lavoro		20	40	50	50
- Interventi settori navale, cantieristica, armatoriale e aeronautico		28	57	72	72
- Cancellazione debito paesi poveri		40	50	50	50
- Altri interventi minori		135	136	162	162
- Tabelle LF		414	448	766	766
C) Manovra netta	c = a - b	-6.478	-4.970	-5.476	-5.433
In % pil		-0,4	-0,3	-0,3	-0,3
Effetto manovra sul Saldo primario	c	-6.478	-4.970	-5.476	-5.433
Saldo primario programmatico	= d+e.1+e.2+	42.891	49.243	58.204	63.333
Interessi programmatici	g	78.300	81.388	84.101	86.109
Indebitamento netto programmatico	h = f - g	-35.409	-32.145	-25.897	-22.776
In % del Pil		-2,2	-1,9	-1,5	-1,3
Pil		1.605.043	1.659.615	1.717,445	1.776.298

Tabella n. 15

CONTO ECONOMICO DELLE PUBBLICHE AMMINISTRAZIONI

In milioni di Euro	Consuntivo			2007		2008		Tendenziale integrato					
	2005	2006	var %	Tend.le	var %	Progr.	var %	2009	var %	2010	var %	2011	var %
ENTRATE													
- Imposte Dirette (*)	190.132	213.664	12,4	229.939	7,6	241.228	4,9	246.789	2,3	257.359	4,3	265.973	3,3
- Imposte Indirette	202.471	218 250	7,8	225.532	3,3	230.903	2,4	237.413	2,8	244.035	2,8	251.482	3,1
- Imposte in C/capitale	1.864	222		883		356		33		30		30	
TOTALE TRIBUTARIE	394.467	432.136	9,5	456.354	5,6	472.487	3,5	484.235	2,5	501.424	3,5	517.485	3,2
	27,7	29,3		29,6		29,4		29,2		29,2		29,1	
Contributi sociali effettivi	179.968	188 444	4,7	204.108	8,3	214.429	5,1	220.917	3,0	227.091	2,8	234 080	3,1
	12,6	12,8		13,2		13,4		13,3		13,2		13,2	
Contributi sociali figurativi	3.466	3.594		3.602		3.712		3.723		3.756		3 791	
Altre entrate correnti	49 658	51 630	4,0	52.619	1,9	54 106	2,8	55 109	1,9	56.329	2,2	57 561	2,2
	3,5	3,5		3,4		3,4		3,3		3,3		3,2	
Entrate in C/cap non tributarie	3.985	4.250		3.677		4.411		4 837		4.864		4.890	
TOTALE ENTRATE	631.544	680.054	7,7	720.360	5,9	749.145	4,0	768.821	2,6	793.464	3,2	817.807	3,1
	44,4	46,1		46,7		46,7		46,3		46,2		46,0	
Pressione fiscale	40,6	42,3		43,0		43,0		42,7		42,6		42,5	
SPESE													
Redditi da lavoro dipendente	156 608	162.999	4,1	166 031	1,9	177.442	6,9	176.789	-0,4	178 957	1,2	181.984	1,7
	11,0	11,0		10,8		11,1		10,7		10,4		10,2	
Consumi intermedi	118 885	119.600	0,6	124.420	4,0	128.827	3,5	132.235	2,6	134.432	1,7	138 992	3,4
	8,4	8,1		8,1		8,0		8,0		7,8		7,8	
Prestazioni sociali	242.444	252.993	4,4	265.220	4,8	278.315	4,9	284 679	2,3	294 998	3,6	305 520	3,6
	17,0	17,1		17,2		17,3		17,2		17,2		17,2	
Altre correnti	50 888	53.433	5,0	58.918	10,3	59 118	0,3	59.647	0,9	60 296	1,1	61 068	1,3
CORRENTI netto interessi	568.825	589.025	3,6	614.589	4,3	643.702	4,7	653.350	1,5	668.683	2,3	687.564	2,8
	40,0	39,9		39,8		40,1		39,4		38,9		38,7	
Interessi passivi	64.213	67.552	5,2	74.534	10,3	78.300	5,1	81.388	3,9	84.101	3,3	86.109	2,4
	4,5	4,6		4,8		4,9		4,9		4,9		4,8	
TOTALE SPESE CORRENTI	633.038	656.577	3,7	689.123	5,0	722.002	4,8	734.738	1,8	752.784	2,5	773.673	2,8
	44,5	44,5		44,6		45,0		44,3		43,8		43,6	

Tabella n. 15

CONTO ECONOMICO DELLE PUBBLICHE AMMINISTRAZIONI

In milioni di Euro	Consuntivo			2007		2008		Tendenziale integrato					
	2005	2006	var %	Tend.le	var %	Progr.	var %	2009	var %	2010	var %	2011	var %
SPESE IN C/CAPITALE netto dismissioni e rimborsi IVA	61.205	65.649	7,3	68.775	4,8	63.552	-7,6	67.228	5,8	67.577	0,5	67.910	0,5
	4,3	4,4		4,5		4,0		4,1		3,9		3,8	
Trasferimenti in C/capitale una-tantum		24.718											
- di cui rimborsi IVA pregressi '05-'03		*11 031*											
- di cui assunzione debito ISPA		*12.950*											
Dismissioni	-3.176	-1.386		-1.180		-1.000		-1.000		-1.000		-1.000	
TOTALE SPESE netto interessi	626.854	678,006	8,2	682.184	0,6	706.254	3,5	719.578	1,9	735.260	2,2	754.474	2,6
	44,1	46,0		44,2		44,0		43,4		42,8		42,5	
TOTALE SPESE FINALI	691.067	745.558	7,9	756.718	1,5	784.554	3,7	800.966	2,1	819.361	2,3	840.583	2,6
	48,6	50,5		49,0		48,9		48,3		47,7		47,3	
SALDO PRIMARIO	4.690	2.048		38.176		42.891		49.243		58.204		63.333	
	0,3	0,1		2,5		2,7		3,0		3,4		3,6	
SALDO di parte corrente	-7.343	19.005		26.677		22.376		29.213		35.786		39.214	
	-0,5	1,3		1,7		1,4		1,8		2,1		2,2	
INDEBITAMENTO NETTO	-59.523	-65.504		-36.358		-35.409		-32.145		-25.897		-22.776	
	-4,2	-4,4		-2,4		-2,2		-1,9		-1,5		-1,3	
Deficit netto misure una-tantum	-67.734	-48.221		-38.828		-36.873		-33.195		-26.947		-23.826	
	-4,8	-3,3		-2,5		-2,3		-2,0		-1,6		-1,3	
PIL	1.423 048	1.475 401		1.543.824		1 605.043	4,0	1.659 615	3,4	1.717.445	3,5	1 776 298	3,4

(*) L'importo per l'anno 2007 considera le misure a favore dei contribuenti a basso reddito di cui all'art. 44 del DL 159/2007 pari a 1,9 miliardi

Tabella n. 16 SETTORE STATALE: Conto consolidato di cassa in milioni di euro	2007	2008	2009	2010	2011
Incassi correnti	509.034	521.170	534.590	553.086	566.356
Tributarie	423.526	437.082	449.577	466.777	478.234
Imposte dirette	225.895	232.196	236.165	240.775	245.969
Imposte indirette	197.631	204.886	213.412	226.002	232.266
Addizionale IRPEF - Quota regionale IRAP	44.640	44.465	45.252	45.749	46.679
Proventi speciali	810	832	861	903	984
Vendita di beni e servizi	3.714	3.500	3.500	3.649	3.808
Redditi da capitale	3.651	3.150	3.250	3.383	3.757
Poste correttive e compensative delle spese	7.271	7.460	7.416	7.346	7.286
Trasferimenti correnti	22.726	21.481	21.634	22.840	23.219
da Enti Territoriali	239	242	245	249	252
da Enti di Previdenza	6.591	5.939	6.058	6.200	6.200
Altri incassi correnti	2.696	3.200	3.100	2.439	2.389
Incassi i di capitali	720	590	590	820	920
Ammortamenti	200	200	200	200	200
Altri incassi di capitali	520	390	390	620	720
Incassi Finali	509.754	521.760	535.180	553.906	567.276
Pagamenti correnti	492.096	507.487	510.540	525.341	533.385
Redditi da lavoro dipendente	89.302	93.547	93.191	94.729	96.002
IRAP	5.094	5.276	5.303	5.352	5.464
Consumi intermedi	16.645	16.727	16.429	16.415	17.531
Trasferimenti correnti	271.986	273.555	280.920	291.227	293.200
a Pubbliche Amministrazioni	240.993	245.746	252.699	260.224	262.153
a Enti Territoriali	136.874	139.131	142.591	147.580	150.458
a Enti di Previdenza	78.666	81.634	84.230	86.164	84.451
a società servizi pubblici	3.450	3.460	3.125	2.939	2.939
a imprese	3.578	3.466	3.361	3.440	3.350
a Famiglie	6.410	4.354	4.372	4.437	4.347
a UE	14.650	14.650	15.194	17.650	17.850
a estero	2.905	1.879	2.168	2.536	2.561
Interessi passivi	69.721	78.473	73.717	77.889	81.440
Poste correttive e compensative delle entrate	38.815	38.992	39.292	38.442	38.815
Ammortamenti	165	200	200	237	237
Altri pagamenti correnti	369	717	1.489	1.051	697
Pagamenti di capitali	43.672	39.043	40.656	38.004	37.866
Investimenti fissi lordi	7.530	6.800	6.800	6.920	6.870
Trasferimenti in conto capitale	35.697	31.393	33.055	30.222	30.135
a Pubbliche Amministrazioni	19.722	18.406	19.124	17.581	17.146
a Enti Territoriali	12.028	11.130	11.679	11.574	11.347
a Enti di Previdenza	0	-400	-420	-440	0
a società di pubblici servizi	5.650	4.155	5.281	4.160	4.045
a imprese	9.572	8.289	8.050	7.812	8.325
a Famiglie e ISP	196	88	101	134	134
a estero	557	455	500	535	485
Altri pagamenti di capitali	445	850	800	862	862
Pagamenti Finali	535.767	546.530	551.195	563.345	571.252
Saldo primario - Avanzo (+) Disavanzo (-)	41.433	51.464	55.509	66.117	75.195
Partite Finanziarie	-658	-10.349	-1.281	-543	-972
Incassi	3.493	2.481	2.399	2.392	2.392
Pagamenti	4.151	12.830	3.680	2.935	3.364
Incassi Totali	513.247	524.241	537.579	556.298	569.668
Pagamenti Totali	539.918	559.360	554.875	566.280	574.616
Saldo Settore Statale	**-26.671**	**-35.119**	**-17.297**	**-9.982**	**-4.948**

Tabella n. 16/bis

CONTO CONSOLIDATO DELLE PUBBLICHE AMMINISTRAZIONI

Milioni di Euro	Note	CONSUNTIVO							PREVISIONI			
		2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
TOTALE MISURE ONE-OFFS	1=2+...+4	7.029	15.808	22.941	17.662	8.211	-17.283	2.470	1.464	1.050	1.050	1.050
% del PIL		0,6	1,2	1,7	1,3	0,6	-1,2	0,2	0,1	0,1	0,1	0,1
– a) Entrate	2	5.041	4.809	20.168	13.258	5.035	6.049	1.290	464	50	50	50
% del PIL		0,4	0,4	1,5	1,0	0,4	0,4	0,1	0,0	0,0	0,0	0,0
Sostitutiva sulla rivalutazione dei beni di impresa		5.041	1.606	1.361	3.675	728	448	22	0	0	0	0
Altre imposte sostitutive			1.723	1.237	1.390	1.101	1.243	707	0	0	0	0
Rientro dei capitali			1.480	617	0	0	0	0	0	0	0	0
Condono edilizio Stato					1.577	1.304	168	100	50	50	50	50
Condono edilizio EE.LL.					735	474	0	0	0	0	0	0
Condoni fiscali				16.953	5.881	0	0	0	0	0	0	0
Gestione attivi finanziari						1.428	0	0	0	0	0	0
Sostitutiva sulla rivalutazione dei beni aziendali							3.927	228	228	0	0	0
Sostitutiva sulla rivalutazione dei terreni edificabili							263	233	186	0	0	0
– b) Sentenze												
Sentenza della Corte di Giustizia in materia di IVA sulle auto aziendali	3.1						-11.031					
Assunzione debito ISPA per finanziamento TAV	3.2						-12.950					
Sentenza Tar del Lazio sul contributo reti di telecomunicazioni	3.3						-737					
– c) Vendite immobiliari	4 =a+b	1.988	10.999	2.773	4.404	3.176	1.386	1.180	1.000	1.000	1.000	1.000
% del PIL		0,2	0,8	0,2	0,3	0,2	0,1	0,1	0,1	0,1	0,1	0,1
Cartolarizzazioni e vendite dirette amministrazioni centrali	a	0	9.433	1.532	3.282	1.634	216	180	0	0	0	0
Cartolarizzazioni e vendite dirette amministrazioni locali	b	1.988	1.566	1.241	1.122	1.542	1.170	1.000	1.000	1.000	1.000	1.000
% del PIL		0,2	0,1	0,1	0,1	0,1	0,1	0,1	0,1	0,1	0,1	0,1
PIL		1 248.648	1 295 226	1 335 354	1 390.539	1 423 048	1.475 401	1 543 824	1.605 043	1 659.615	1 717.445	1 776 298

Tabella n 16/ter

Conto Economico della Pubblica Amministrazione (anni 2004 - 2011 Manovra 2008)

In milioni di euro	2004	% pil	2005	% pil	var. %	2006	% pil	var. %	2007	% pil	var. %	2008	% pil	var. %	2009	% pil	var. %	2010	% pil	var. %	2011	% pil	var. %
SPESE CORRENTI									**SPESE CORRENTI (REDDITI, CONSUMI INTERMEDI E PRESTAZIONI SOCIALI)**														
Redditi da lavoro dipendente	149.861'	10,8	156.608	11,0	4,5	162.999	11,0	4,1	166.021	10,8	1,9	177.441	11,1	6,9	176.789	10,7	-0,4	178.957	10,4	1,2	181.984	10,2	1,7
Amministrazione Centrale	83 677'	6,0	88 055	6,2	5,2	89 917	6,1	2,1	95 029	6,2	5,7	98 891	6,2	4,1	99.110	6,0	0,2	100 061	5,8	1,0	101.870	5,7	1,8
- Bilancio dello Stato	81 408	5,9	85 811	6,0	5,4	87 458	5,9	1,9	92 719	6,0	6,0	96 438	6,0	4,0	96 674	5,8	0,2	97.590	5,7	0,9	99 365	5,6	1,8
- Altri enti	2 269	0,2	2 244	0,2	-1,1	2 459	0,2	9,6	2 310	0,1	-6,1	2 453	0,2	6,2	2 436	0,1	-0,7	2.471	0,1	1,4	2 505	0,1	1,4
Amministrazione Locale	63 073	4,5	65 393	4,6	3,7	69 779	4,7	6,7	67 631	4,4	-3,1	75 123	4,7	11,1	74 201	4,5	-1,2	75 361	4,4	1,6	76 526	4,3	1,5
Enti di Previdenza	3.111	0,2	3 160	0,2	1,6	3 303	0,2	4,5	3 371	0,2	2,1	3 427	0,2	1,7	3 478	0,2	1,5	3 535	0,2	1,6	3 588	0,2	1,5
Consumi intermedi	112.985'	8,1	118.885	8,4	5,2	119.600	8,1	0,6	124.420	8,1	4,0	128 826	8,0	3,5	132.235	8,0	2,6	134.433	7,8	1,7	138 992	7,8	3,4
Amministrazione Centrale	22.669'	1,6	22.784	1,6	0,5	20 919	1,4	-8,2	23.337	1,5	11,6	24 572	1,5	5,3	24 875	1,5	1,2	23.511	1,4	-5,5	23 976	1,3	2,0
- Bilancio dello Stato	20.177	1,5	19 841	1,4	-1,7	17 972	1,2	-9,4	20 204	1,3	12,4	21 447	1,3	6,2	21 845	1,3	1,9	20 369	1,2	-6,8	20 719	1,2	1,7
- Altri enti	2 492	0,2	2 943	0,2	18,1	2 947	0,2	0,1	3 133	0,2	6,3	3 125	0,2	-0,3	3 030	0,2	-3,0	3 142	0,2	3,7	3 257	0,2	3,7
Amministrazione Locale	87 821	6,3	93 570	6,6	6,5	96.043	6,5	2,6	96 252	6,4	2,4	101 499	6,3	3,2	104.541	6,3	3,0	108 034	6,3	3,3	112 055	6,3	3,7
Enti di Previdenza	2,495	0,2	2 531	0,2	1,4	2 636	0,2	4,2	2 731	0,2	3,5	2 755	0,2	0,9	2 819	0,2	2,3	2 888	0,2	2,4	2 961	0,2	2,5
Prestazioni sociali	234.701	16,9	242.444	17,0	3,3	252.993	17,1	4,4	265.220	17,2	4,8	278 315	17,3	4,9	284.679	17,2	2,3	294.998	17,2	3,6	305.520	17,2	3,6
Altre spese correnti	49.500'	3,6	50.888	3,6	2,8	53.433	3,6	5,0	58.918	3,8	10,3	59 120	3,7	0,3	59.647	3,6	0,9	60.296	3,5	1,1	61.069	3,4	1,3
Amministrazione Centrale	30 243'	2,2	31 123	2,2	2,9	31 604	2,1	1,5	38 043	2,5	20,4	37 433	2,3	-1,6	37 818	2,3	1,0	38 198	2,2	1,0	38 719	2,2	1,4
- Bilancio dello Stato	25 946	1,9	26 627	1,9	2,6	26 981	1,8	1,3	33 180	2,1	23,0	32 603	2,0	-1,7	32 899	2,0	0,9	33 188	1,9	0,9	33 623	1,9	1,3
- Altri enti	4.297	0,3	4 501	0,3	4,7	4 623	0,3	2,7	4 863	0,3	5,2	4.830	0,3	-0,7	4 919	0,3	1,8	5 010	0,3	1,8	5 096	0,3	1,7
Amministrazione Locale	18 346	1,3	18.635	1,3	1,6	20 655	1,4	10,8	19 659	1,3	-4,8	20 421	1,3	3,9	20.519	1,2	0,5	20.746	1,2	1,1	20 956	1,2	1,0
Enti di Previdenza	911	0,1	1 130	0,1	24,0	1 174	0,1	3,9	1 216	0,1	3,6	1 266	0,1	4,1	1,310	0,1	3,5	1 352	0,1	3,2	1 394	0,1	3,1
Totale spese corr. netto interessi	547.047'	39,3	568.825	40,0	4,0	589.025	39,9	3,6	614.589	39,8	4,3	643.702	40,1	4,7	653.350	39,4	1,5	668.684	38,9	2,3	687.565	38,7	2,8
Interessi passivi	65.694	4,7	64.213	4,5	-2,3	67.552	4,6	5,2	74.534	4,8	10,3	78.300	4,9	5,1	81.388	4,9	3,9	84.101	4,9	3,3	86.109	4,8	2,4
SPESE IN CONTO CAPITALE									**SPESE IN CONTO CAPITALE**														
Dismissioni	4,404	0,3	3.176	0,2	-27,9	1 386	0,1	-56,4	1 180	0,1	-14,9	1.000	0,1	-15,3	1.000	0,1	0,0	1.000	0,1	0,0	1.000	0,1	0,0
Investimenti fissi lordi (netto dismissioni)	37.546'	2,7	36.461	2,6	-2,9	35.236	2,4	-3,4	43.411	2,8	23,2	41.252	2,6	-5,0	43.533	2,6	5,5	44.182	2,6	1,4	43.951	2,5	-0,4
Amministrazione Centrale	7,563'	0,5	7,852	0,6	3,8	6 638	0,4	-15,5	11 768	0,8	77,3	10 098	0,6	-14,2	10.844	0,7	7,4	9.733	0,6	-9,7	7 930	0,4	-19,0
- Bilancio dello Stato	5 490	0,4	5.355	0,4	-2,5	3 956	0,3	-26,1	6.779	0,4	71,4	5 829	0,4	-14,0	6.467	0,4	10,9	6.509	0,4	0,6	6.078	0,3	-6,6
- Altri enti	2 073	0,1	2 497	0,2	20,5	2 682	0,2	7,4	4.989	0,3	86,0	4 269	0,3	-14,4	4 377	0,3	2,5	3.284	0,2	-25,0	1 852	0,1	-43,6
Amministrazione Locale	29 467	2,1	28 154	2,0	-4,5	28 387	1,9	0,8	31 419	2,0	10,7	30 818	1,9	-1,9	32 362	1,9	5,0	34 021	2,0	5,1	35 692	2,0	4,9
Enti di Previdenza	516	0,0	455	0,0	-11,8	211	0,0	-53,6	224	0,0	6,2	336	0,0	50,0	327	0,0	-2,7	318	0,0	-2,8	329	0,0	3,5
Altre spese in conto capitale	21.307'	1,5	24.744	1,7	16,1	55.131	3,7	122,8	25 364	1,6	-54,0	22.299	1,4	-12,1	23.696	1,4	6,3	23.446	1,4	-1,1	23.960	1,3	2,2
Amministrazione Centrale	11 018'	0,8	13 969	1,0	26,8	44 159	3,0	216,1	14 470	0,9	-67,2	11.471	0,7	-20,7	12.480	0,8	8,8	11.904	0,7	-4,6	12 044	0,7	1,2
- Bilancio dello Stato	9 646	0,7	13 073	0,9	35,5	43 589	3,0	233,4	12 956	0,8	-70,3	9 953	0,6	-23,2	10 845	0,7	9,0	10.163	0,6	-6,3	10 206	0,6	0,4
- Altri enti	1.372	0,1	896	0,1	-34,7	570	0,0	-36,4	1 514	0,1	165,6	1 518	0,1	0,3	1,635	0,1	7,7	1 741	0,1	6,5	1.838	0,1	5,6
Amministrazione Locale	10 289	0,7	10 775	0,8	4,7	10 972	0,7	1,8	10 894	0,7	-0,7	10 828	0,7	-0,6	11.216	0,7	3,6	11 542	0,7	2,9	11 916	0,7	3,2
Enti di Previdenza	0	0,0	0	0,0		0	0,0		0	0,0		0	0,0		0	0,0		0	0,0		0	0,0	
Totale spese in c/capitale (netto dismissioni)	58.853'	4,2	61.205	4,3	4,0	90.367	6,1	47,6	68.775	4,5	-23,9	63.551	4,0	-7,6	67.229	4,1	5,8	67.578	3,9	0,5	67 911	3,8	0,5
Totale spese netto interessi	601.496'	43,3	626.854	44,1	4,2	678.006	46,0	8,2	682.184	44,2	0,6	706.253	44,0	3,5	719.579	43,4	1,9	735,262	42,8	2,2	754.476	42,5	2,6
Totale spese	667.190'	48,0	691.067	48,6	3,6	745.558	50,5	7,9	756.718	49,0	1,5	784.553	48,9	3,7	800.967	48,3	2,1	819.363	47,7	2,3	840.585	47,3	2,6
PIL	1.390.539		1.423.048		2,3	1.475.401		3,7	1.543.824		4,6	1.605.043		4,0	1.659.615		3,4	1.717.445		3,5	1.776.298		3,4

Tabella n 16/ter

Conto Economico della Pubblica Amministrazione (anni 2004 - 2011 Manovra 2008)

In milioni di euro	2004	% pil	2005	% pil	var. %	2006	% pil	var. %	2007	% pil	var. %	2008	% pil	var. %	2009	% pil	var. %	2010	% pil	var. %	2011	% pil	var. %
ENTRATE CORRENTI									**ENTRATE E SALDI**														
Totale entrate tributarie	389.106	28,0	394.467	27,7	1,4	432.136	29,3	9,5	456 354	29,6	5,6	472 487	29,4	3,5	484.236	29,2	2,5	501 427	29,2	3,6	517.487	29,1	3,2
Imposte dirette	185.331	13,3	190.132	13,4	2,6	213.664	14,5	12,4	229 939	14,9	7,6	241 228	15,0	4,9	246.769	14,9	2,3	257 359	15,0	4,3	265.973	15,0	3,3
Amministrazione Centrale	160 773	11,6	166 220	11,7	3,4	189 579	12,8	14,1	203 860	13,2	7,5	214 746	13,4	5,3	219 885	13,2	2,4	229 642	13,4	4,4	237.929	13,4	3,6
Amministrazione Locale	24 558	1,8	23.912	1,7	-2,6	24 085	1,6	0,7	26 079	1,7	8,3	26 482	1,6	1,5	26 904	1,6	1,6	27.717	1,6	3,0	28.044	1,6	1,2
Enti di Previdenza	0	0,0	0	0,0		0	0,0		0	0,0		0	0,0		0	0,0		0	0,0		0	0,0	
Imposte indirette	195.401	14,1	202.471	14,2	3,6	218.250	14,8	7,8	225.532	14,6	3,3	230.903	14,4	2,4	237.414	14,3	2,8	244.038	14,2	2,8	251.484	14,2	3,1
Amministrazione Centrale	131 994	9,5	135 553	9,5	2,7	147 654	10,0	8,9	155.357	10,1	5,2	159.019	9,9	2,4	163.080	9,8	2,6	167.299	9,7	2,6	172 101	9,7	2,9
- Bilancio dello Stato	131 472	9,5	135 226	9,5	2 9	147 342	10,0	9,0	155 031	10,0	5 2	158 683	9,9	2,4	162.735	9,8	2,6	166.945	9,7	2,6	171 737	9,7	2,9
- Altri enti	522	0,0	327	0,0	-37,4	312	0,0	-4,6	326	0,0	4,5	336	0,0	3,1	345	0,0	2,7	354	0,0	2,6	364	0,0	2,8
Amministrazione Locale	63.407	4,6	66.918	4,7	5,5	70 596	4,8	5,5	70 175	4,5	-0,6	71 884	4,5	2,4	74.334	4,5	3,4	76 739	4,5	3,2	79 363	4,5	3,4
Enti di Previdenza	0	0,0	0	0,0		0	0,0		0	0,0		0	0,0		0	0,0		0	0,0		0	0,0	
Imposte in c/capitale	8.374	0,6	1.864	0,1	-77,7	222	0,0	-88,1	883	0,1	297,7	356	0,0	-59,7	33	0,0	-90,7	30	0,0	-9,1	30	0,0	0,0
Amministrazione Centrale	7 346	0,5	1.378	0,1	-81,2	211	0,0	-84,7	872	0,1	313,3	345	0,0	-60,4	22	0,0	-93,6	19	0,0	-13,6	19	0,0	0,0
Amministrazione Locale	1 028	0,1	486	0,0	-52,7	11	0,0	-97,7	11	0,0	0,0	11	0,0	0,0	11	0,0	0,0	11	0,0	0,0	11	0,0	0,0
Enti di Previdenza	0	0,0	0	0,0		0	0,0		0	0,0		0	0,0		0	0,0		0	0,0		0	0,0	
Contributi sociali	175.965	12,7	183.434	12,9	4,2	192.038	13,0	4,7	207.710	13,5	8,2	218.141	13,6	5,0	224.640	13,5	3,0	230.847	13,4	2,8	237.871	13,4	3,0
Altre entrate correnti	50 247	3,6	49.658	3,5	-1,2	51.630	3,5	4,0	52.619	3,4	1,9	54.105	3,4	2,8	55.108	3,3	1,9	56.329	3,3	2,2	57.561	3,2	2,2
Amministrazione Centrale	23 233	1,7	22 505	1,6	-3,1	23 824	1,6	5,9	23 920	1,5	0,4	25 029	1,6	4,6	25.540	1,5	2,0	25.938	1,5	1,6	26.360	1,5	1,6
Amministrazione Locale	24 899	1,8	25 028	1,8	0,5	25.790	1,7	3,0	26 550	1,7	2,9	26 776	1,7	0,9	27 108	1,6	1,2	27.768	1,6	2,4	28 411	1,6	2,3
Enti di Previdenza	2115	0,2	2.125	0,1	0,5	2.016	0,1	-5,1	2 149	0,1	6,6	2 300	0,1	7,0	2.460	0,1	7,0	2.623	0,2	6,6	2.790	0,2	6,4
ENTRATE IN CONTO CAPITALE									**ENTRATE E SALDI**														
Entrate in c/capitale	3.806	0,3	3.985	0,3	4,7	4.250	0,3	6,6	3.677	0,2	-13,5	4.411	0,3	20,0	4.837	0,3	9,7	4.864	0,3	0,6	4.890	0,3	0,5
Amministrazione Centrale	685	0,0	801	0,1	16,9	891	0,1	11,2	484	0,0	-45,7	774	0,0	59,9	774	0,0	0,0	774	0,0	0,0	774	0,0	0,0
Amministrazione Locale	3 121	0,2	3 184	0,2	2,0	3 359	0,2	5,5	3 193	0,2	-4,9	3 637	0,2	13,9	4 063	0,2	11,7	4 090	0,2	0,7	4 116	0,2	0,6
Enti di Previdenza	0	0,0	0	0,0		0	0,0		0	0,0		0	0,0		0	0,0		0	0,0		0	0,0	
Totale entrate	619.124	44,5	631.544	44,4	2,0	680.054	46,1	7,7	720.360	46,7	5,9	749.144	46,7	4,0	768.821	46,3	2,6	793.467	46,2	3,2	817.809	46,0	3,1
Saldo primario	*17.628*	*1,3*	*4.690*	*0,3*	*-73,4*	*2.048*	*0,1*	*-56,3*	*38 176*	*2,5*	*1.764,1*	*42.891*	*2,7*	*12,4*	*49.242*	*3,0*	*14,8*	*58 205*	*3,4*	*18,2*	*63.333*	*3,6*	*8,8*
Saldo di parte corrente	*-5.797*	*-0,4*	*-7.343*	*-0,5*	*26,7*	*19.005*	*1,3*	*-358,8*	*26.677*	*1,7*	*40,4*	*22.375*	*1,4*	*-16,1*	*29 213*	*1,8*	*30,6*	*35.788*	*2,1*	*22,5*	*39 215*	*2,2*	*9,6*
Deficit	-48.066	-3,5	-59.523	-4,2	23,8	-65.504	-4,4	10,0	-36.358	-2,4	-44,5	-35.409	-2,2	-2,6	-32.146	-1,9	-9,2	-25.896	-1,5	-19,4	-22.776	-1,3	-12,0
Pil nominale	1.390.539		1.423.048		2,3	1.475.401		3,7	1.543.824		4,6	1.605.043		4,0	1.659 615		3,4	1.717.445		3,5	1.776.298		3,4

Dal 2007 risulta modificata la composizione delle entrate tributarie. Tra il 2002 e il 2006 le imposte dirette sono risultate più elevate, in termini di PIL, delle imposte indirette. A partire dal 2007 questa tendenza si inverte e il divario tra le due tipologie di imposte aumenta negli anni futuri. I contributi sociali, dopo l'introduzione della gestione previdenziale del TFR presso l'INPS passano dal 12,8% nel 2006 al 13,2% del PIL nel 2007e si stabilizzano su valori prossimi al 13,3% del PIL a partire dal 2008.

FIGURA III.1: Pressione fiscale (percentuale di PIL)


44
43
42
41
40
39
38
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
PRESSIONE FISCALE
PRESSIONE FISCALE al netto delle una tantum

FIGURA III.2: Composizione entrate tributarie (percentuale di PIL)


16
14
12
10
8
1,5
1,1
0,7
0,3
-0,1
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
Imposte dirette
Imposte indirette
Imposte in c/capitale

FIGURA III.3: Componenti della pressione fiscale (percentuale di PIL)


16,0
14,0
12,0
10,0
8,0
6,0
4,0
2,0
0,0
15
12
0,9
0,6
0,3
0,0
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
Imposte dirette
Imposte indirette
Contributi sociali
Imposte in c/capitale

Dal lato della spesa nel conto tendenziale a legislazione vigente che include i soli effetti della manovra attuata nel 2008 e che non considera, tra l'altro, i rinnovi contrattuali dal 2008 in poi, le spese correnti primarie sono previste ridursi dal 2008 per raggiungere il 38,9% del PIL nel 2011. Quella in conto capitale è prevista collocarsi al 4,5% del PIL nel 2007, anche a seguito degli interventi contenuti nel DL 159/2007 e ritornare su valori prossimi al 4% del PIL negli anni successivi.

FIGURA III.4: Spese correnti primarie e spese in conto capitale (percentuale di PIL)


42,0
39,0
36,0
33,0
30,0
7,0
6,5
6,0
5,5
5,0
4,5
4,0
3,5
3,0
2,5
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
Spese correnti primarie
Spese in c/capitale

FIGURA III.5: Spese correnti primarie e interessi (percentuale di PIL)


60,0
50,0
40,0
30,0
20,0
10,0
0,0
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011
Interessi
Spese correnti

IV.2 EVOLUZIONE DEI SALDI DI FINANZA PUBBLICA

Il quadro di finanza pubblica che viene a delinearsi per il 2007 indica un livello programmatico di indebitamento pari al 2,4% del PIL, in miglioramento rispetto al risultato del 2006, pari al 4,4% del PIL.

Per valutare l'evoluzione dei saldi di bilancio tra il 2006 e il 2007 e fino al 2011, occorre tenere conto degli elementi una-tantum, migliorativi e peggiorativi (si veda tab. 16/bis): nel 2006, l'indebitamento, al netto di tutte le misure una–tantum, pari all'1,2% del PIL, si è collocato al 3,3%; in termini strutturali, ovvero al netto delle misure una-tantum e degli effetti del ciclo economico, l'indebitamento netto registra, tra il 2006 e il 2007, una riduzione dello 0,5% del PIL (dal 2,8% al 2,3%).

La politica di risanamento avviata dal Governo prevede una progressiva riduzione dell'indebitamento netto programmatico fino al pareggio di bilancio nel 2011 (vedi figura III.6). Le correzioni dovute alle misure una-tantum che risultano, tra il 2007 e il 2011, costanti e pari circa allo 0,1% del PIL, indicano un risanamento interamente dovuto ad interventi a carattere strutturale.

FIGURA III.6: Indebitamento netto, al netto delle *una tantum* e strutturale (percentuale di PIL)



6,0
5,0
4,0
3,0
2,0
1,0
-1,0
3,5
4,7
4,6
4,2
4,8
4,1
4,4
3,3
2,8
2,4
2,5
2,3
2,2
2,3
2,1
1,5
1,6
1,3
0,7
0,8
0,6
0,0
0,1
-0,1
2004
2005
2006
2007
2008
2009
2010
2011
INDEBITAMENTO NETTO
INDEBITAMENTO NETTO al netto delle una tantum
INDEBITAMENTO NETTO corretto per il ciclo ed al netto delle una tantum

Nota 1. dati di conto consuntivo fino al 2006 e valori programmatici dal 2007 al 2011

L'avanzo primario cresce nel confronto tra il 2006 e il 2007 di 2,4 punti e a partire dal 2008 aumenta mediamente di circa 7 decimi di punto percentuale per anno, mentre la spesa per interessi si mantiene costante su valori pari al 4,9% del PIL tra il 2008 e il 2011.

FIGURA III.7: Saldo corrente, saldo primario e interessi (percentuale di PIL)



10,0
8,0
6,0
4,0
2,0
-2,0
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011
Saldo primario
interessi
Saldo corrente

V BILANCIO TRIENNALE 2008-2010

V.1 CONSIDERAZIONI GENERALI

In relazione a quanto dispone l'articolo 4 della legge n. 468 del 1978, e successive modifiche e integrazioni, le previsioni di competenza per l'anno 2008 sono accompagnate dal bilancio pluriennale 2008-2010.

La normativa in proposito recate dalla citata legge n. 468 prevede l'articolazione del bilancio pluriennale in due distinte sezioni - l'una "a legislazione vigente", l'altra "programmatica" - precisando peraltro che :

- la sezione "a legislazione vigente", senza gli effetti della legge finanziaria, deve essere presentata al Parlamento, insieme al progetto annuale di bilancio, entro il 30 Settembre (articolo 1/ bis , comma 1, lettera b), della legge n. 468 del 1978, introdotto dall'articolo 2,comma 2, della legge n. 208 del 1999. Per la prima volta, tutti gli stati di previsione relativi al bilancio dello Stato per l'esercizio finanziario 2007, sono accompagnate da un allegato relativo al bilancio triennale esposto per unità previsionale di base.
- la sezione "programmatica" - in coerenza anche con il disposto dell'articolo 3, comma 1 e 3, della legge n. 468 del 1978, come sostituito dall'articolo 3 comma 1, della legge n. 362 del 1988 - si concreta nella traduzione in termini finanziari della manovra e degli obiettivi di finanza pubblica posti a base del documento di programmazione economico-finanziaria e pertanto, deve essere presentata dal Governo alle Camere entro il mese di settembre dell'anno precedente quello cui si riferisce unitamente al disegno di legge finanziaria, e alla Relazione previsionale e programmatica (articolo 1 bis della legge n. 468 del 1978, introdotto dall'articolo 1, comma 1, della legge n 362 del 1988) ;
- entrambe le sezioni ("vigente" e "programmatica"), da aggiornare annualmente, devono essere redatte - ai sensi dell'articolo 4 , comma 2, della ripetuta legge n. 468, - per unità previsionali di entrata e di spesa (con ulteriore specificazione, nell'ambito di queste ultime, dei trasferimenti correnti e di conto capitale verso i principali settori di spesa decentrata) e devono essere approvate con apposito articolo della legge di bilancio, il che - comunque - non comporta autorizzazione a riscuotere le entrate e ad eseguire le spese in esso contemplate (articolo 4, commi 2 e 4, della legge n. 468 del 1978, come sostituito dall'articolo 4 della legge n.362 del 1988) ed è aggiornato annualmente.

Pertanto, nel Quadro generale riassuntivo del progetto di bilancio 2008 si presenta la proiezione negli anni 2009 e 2010 della previsione annuale di competenza 2008 a legislazione vigente.

Va ricordato che, come già operato negli ultimi anni, la proiezione al successivo biennio della nuova previsione di competenza è stata realizzata, per l'entrata come per la spesa, a livello di singola unità previsionale: tale elaborazione analitica, da un lato, è resa possibile dalla realizzata piena operatività del sistema informativo della Ragioneria Generale dello Stato, e dall'altro, ha consentito di tenere nel dovuto conto le variabili rilevanti ed i meccanismi specifici che incidono sull'evoluzione di ciascuna unità previsionale del Bilancio.

In particolare, per ciò che concerne le entrate, la proiezione della previsione formulata per il 2008 è stata elaborata sulla scorta delle variabili ritenute di volta in volta più appropriate: per quelle tributarie si è tenuto conto essenzialmente dell'evoluzione del gettito con riferimento ai profili delle principali grandezze macroeconomiche, mentre per le altre entrate, ove necessario, le valutazioni sono state integrate con la considerazione della prospettica evoluzione di correlate voci di spesa.

In particolare, nei comparti impositivi diretto ed indiretto, la proiezione è stata effettuata avendo riguardo alle caratteristiche proprie dei singoli tributi, atteso che la specifica natura della materia imponibile ed i diversi meccanismi di applicazione dei singoli tributi influenzano in maniera determinante le ipotesi di evoluzione del gettito.

Per le entrate extratributarie, il carattere anelastico e la eterogeneità degli introiti hanno reso necessaria una specifica valutazione riferita alle caratteristiche di ciascun cespite, risultando estremamente aleatoria l'adozione di un criterio che ne collegasse l'andamento al solo quadro economico globale.

La proiezione delle singole unità previsionali di spesa ha richiesto una elaborazione più complessa essendo i singoli stanziamenti caratterizzati da una evoluzione molto più varia e sovente, da un lato, completamente sganciata da ogni riferimento al quadro economico generale, dall'altro, condizionata da obblighi più squisitamente giuridici.

La proiezione peraltro si è sviluppata ancora una volta con riferimento alle già menzionate fattispecie che condizionano l'evoluzione delle spese nel tempo.

Oneri giuridicamente obbligatori

Per questo tipo di oneri, si è tenuto conto, per gli anni 2009 e 2010, sia delle cadenze degli oneri quali risultano stabilite nella legge finanziaria 2008 e nelle rispettive norme autorizzative, sia delle specifiche variabili macroeconomiche che influenzano la previsione, giusta quanto previsto nelle norme sostanziali di autorizzazione.

Tuttavia, per talune spese, specie di trasferimento, per le quali non risultano ancora determinate precise regole di evoluzione, si è tenuto soprattutto conto del tasso di adeguamento monetario connesso con l'ipotizzata evoluzione dei prezzi impliciti nel prodotto interno lordo.

Oneri giuridicamente non obbligatori

Per tali spese di carattere discrezionale si è operato considerando per gli anni 2009 e 2010 le ipotesi assunte nella nota di aggiornamento del DPEF per l'evoluzione dei prezzi.

Per ciò che concerne invece gli accantonamenti dei fondi speciali per provvedimenti legislativi in corso, i relativi ammontari sono indicati nella proiezione per il triennio 2008-2010 nell' Allegato C/3 del Quadro generale riassuntivo.

Per quanto, infine, riguarda il rimborso dei prestiti, si precisa che il volume di spesa previsto per gli anni 2008 e 2010 non può avere, al momento, che carattere provvisorio.

Esso, infatti, verrà ad essere modificato dalle ulteriori scadenze dei debiti che saranno contratti sia in questo scorcio d'anno 2007 (titoli biennali o triennali con effetti sul 2009 e 2010), e sia nel corso del 2008 (titoli biennali con scadenza 2010).

V.2 Effetti del disegno di legge finanziaria

Nelle successive tabelle n. 17 e 18 la previsione a legislazione vigente 2008 integrata e la sua proiezione per gli anni 2009 e 2010 viene messa a raffronto – come si è precisato prima – con la correlativa versione pluriennale, vale a dire comprensiva degli effetti del disegno di legge finanziaria 2008. Per effetto della manovra di finanza pubblica programmata, nei confronti del progetto di bilancio 2008 e la sua proiezione per gli anni 2009-2010, le previsioni "a legislazione vigente integrate " espongono:

- minori entrate finali per 532 milioni di euro per l'anno 2008, 2.313 milioni di euro per l' anno 2009 e 1.120 milioni per l'anno 2010;
- maggiori spese finali per gli anni 2008, 2009, 2010 pari, rispettivamente, a milioni di euro 24.705, 9.273 e 11.219

Conseguentemente, il saldo netto da finanziare/ impiegare passa nel 2008, da -8.675 a -33.912 milioni di euro, nel 2009, da - 18.139 a - 29.725 milioni di euro e nel 2010, da + 3.012 a -9.327 milioni di euro.

Nella tabella n. 19 viene, infine, effettuato il confronto tra la versione "legislazione vigente integrata" e versione "programmatica", la cui costruzione è stata effettuata sulla base delle ipotesi evolutive delle entrate e delle spese assunte nel DPEF e relativa nota di aggiornamento.

Tabella n. 17

STATO - BILANCIO PLURIENNALE 2008-2010 A LEGISLAZIONE VIGENTE AL NETTO DELLE REGOLAZIONI E DEI RIMBORSI IVA

	2008		2009		2010	
	PROGETTO DI BILANCIO A L.V.	CON D.D.L. FINANZIARIA E ALTRI EFFETTI INDOTTI DALLA MANOVRA	PROGETTO DI BILANCIO A L.V.	CON D.D.L. FINANZIARIA E ALTRI EFFETTI INDOTTI DALLA MANOVRA	PROGETTO DI BILANCIO A L.V.	CON D.D.L. FINANZIARIA E ALTRI EFFETTI INDOTTI DALLA MANOVRA
ENTRATE FINALI	458.234	457.702	470.947	468.634	486.935	485.815
SPESE FINALI	466.909	491.614	489.086	498.359	483.923	495.142
SALDO NETTO DA FINANZIARE	-8.675	-33.912	-18.139	-29.725	3.012	-9.327
RIMBORSO PASSIVITA' FINANZIARIE	198.212	198.212	192.739	192.739	196.802	196.802
RICORSO AL MERCATO (Lordo delle regolazioni)	215.937	242.029	219.928	234.514	196.940	209.279

Tabella n. 18

STATO - BILANCIO PLURIENNALE 2008/2010 A LEGISLAZIONE VIGENTE AL NETTO DEI RIMBORSI IVA E DELLE REGOLAZIONI CONTABILI. ANALISI DELLE ENTRATE

(milioni di euro)

	2008		2009		2010	
	PREVISIONI A LEGISLAZIONE VIGENTE	CON D.D.L. FINANZIARIA ED ALTRI EFFETTI INDOTTI DALLA MANOVRA	PREVISIONI A LEGISLAZIONE VIGENTE	CON D.D.L. FINANZIARIA ED ALTRI EFFETTI INDOTTI DALLA MANOVRA	PREVISIONI A LEGISLAZIONE VIGENTE	CON D.D.L. FINANZIARIA ED ALTRI EFFETTI INDOTTI DALLA MANOVRA
TITOLO I - ENTRATE TRIBUTARIE						
CATEGORIA I - Imposte sul patrimonio e sul reddito	246 460	245.352	254.934	251.992	264.461	262 712
CATEGORIA II - Tasse ed imposte sugli affari	130.027	129.961	134.912	134.874	140 924	140 887
CATEGORIA III - Imposte sulla produzione, sui consumi e dogane	28.544	28.729	28.972	29.181	29.873	30.081
CATEGORIA IV - Monopoli	10.203	10.203	10.203	10.203	10 203	10.203
CATEGORIA V - Lotto, lotterie ed altre attivita' di giuoco	12 142	12.142	12.374	12.374	12.851	12 851
TOTALE TITOLO I	427.376	426.387	441.395	438.624	458.312	456 734
TITOLO II - ENTRATE EXTRA-TRIBUTARIE						
CATEGORIA VI - Proventi speciali	671	671	675	675	684	684
CATEGORIA VII - Proventi di servizi pubblici minori	4.797	5.254	4.676	5 133	4.715	5 173
CATEGORIA VIII - Prpventi dei beni dello Stato	874	874	1.142	1.142	339	339
CATEGORIA IX - Prodotti netti di aziende autonome ed utili di gestioni	3.690	3 690	3.470	3.470	3.470	3 470
CATEGORIA X - Interessi su anticipazioni e crediti vari del tesoro	4.745	4.745	4.804	4.804	4 863	4 863
CATEGORIA XI - Ricuperi, rimborsi e contributi	11.164	11.164	10.709	10.709	10.835	10 835
CATEGORIA XII - Partite che si compensano nella spesa	2.664	2.664	2 645	2.645	2.643	2 643
TOTALE TITOLO II	28 605	29.062	28 121	28.578	27 549	28 007
TITOLO III - ALIENAZIONE ED AMMORTAMENTO DI BENI PATRIMONIALI E RISCOSSIONE DI CREDITI						
CATEGORIA XIII - Vendita di beni ed affrancazione di canoni	1 380	1.380	557	557	195	195
CATEGORIA XIV - Ammortamento di beni patrimoniali	847	847	848	848	853	853
CATEGORIA XV - Rimborso di anticipazioni e di crediti vari del tesoro	26	26	26	26	26	26
TOTALE TITOLO III	2.253	2.253	1.431	1.431	1.074	1.074
TOTALE ENTRATE FINALI	458.234	457.702	470.947	468.633	486.935	485 815

Tabella n. 19

BILANCIO PLURIENNALE DELLO STATO

Raffronto tra versione a "legislazione vigente" e "versione programmatica" al netto delle regolazioni debitorie e rimborsi IVA

	2008		2009			2010			VARIAZIONI %			
									a legislazione vigente		programmatica	
	Versione a legislazione vigente integrata	Versione programmatica	Versione a legislazione vigente integrata	Versione programmatica	DIFFERENZE	Versione a legislazione vigente integrata	Versione programmatica	DIFFERENZE	2009/2008	2010/2009	2009/2008	2010/2009
	1	2	3	4	5=4-3	6	7	8=7-6	3/1	6/3	4/2	7/4
ENTRATE TRIBUTARIE	426.387,00	426.387,00	438.624,00	438.000,00	-624,00	456.734,00	450.000,00	-6.734,00	2,87%	4,13%	2,72%	2,74%
ALTRE ENTRATE	31.315,00	31.315,00	30.010,00	31.000,00	990,00	29.081,00	31.000,00	1.919,00	-4,17%	-3,10%	-1,01%	0,00%
TOTALE ENTRATE FINALI	457.702,00	457.702,00	468.634,00	469.000,00	366,00	485.815,00	481.000,00	-4.815,00	2,39%	3,67%	2,47%	2,56%
SPESE CORRENTI	430.097,00	430.097,00	444.426,00	438.000,00	-6.426,00	445.210,00	441.000,00	-4.210,00	3,33%	0,18%	1,84%	0,68%
(Spese correnti netto interessi)	*351.486,00*	*351.486,00*	*361.607,00*	*357.000,00*	*-4.607,00*	*361.454,00*	*359.000,00*	*-2.454,00*	2,88%	-0,04%	1,57%	0,56%
SPESE IN CONTO CAPITALE	61.517,00	61.517,00	53.934,00	47.000,00	-6.934,00	49.932,00	48.000,00	-1.932,00	-12,33%	-7,42%	-23,60%	2,13%
TOTALE SPESE FINALI	491.614,00	491.614,00	498.360,00	485.000,00	-13.360,00	495.142,00	489.000,00	-6.142,00	1,37%	-0,65%	-1,35%	0,82%
SALDO NETTO DA FINANZIARE	-33.912,00	-33.912,00	-29.726,00	-16.000,00	13.726,00	-9.327,00	-8.000,00	1.327,00	-12,34%	-68,62%	-52,82%	-50,00%
AVANZO PRIMARIO	44.699,00	44.699,00	53.093,00	65.000,00	11.907,00	74.429,00	74.000,00	-429,00	18,78%	40,19%	45,42%	13,85%

APPENDICE ALLA SEZIONE II

LA FINANZA REGIONALE E LOCALE

Prospettive per il 2008

Il Patto di stabilità interno

A) Il Patto di stabilità interno

Per il 2008, l'azione di progressivo risanamento della finanza pubblica proseguirà, per la finanza territoriale, attraverso l'applicazione delle regole del "patto di stabilità interno", volto a garantire il rispetto degli impegni assunti a livello europeo sui saldi di bilancio del sistema delle Amministrazioni Pubbliche.

Per l'anno 2008 le norme in materia di patto di stabilità interno per Regioni, Province e Comuni ricalcano sostanzialmente quelle contenute nella legislazione vigente e formulate già nella legge finanziaria per l'anno 2007.

Le regole nuove aggiunte per l'anno 2008 sono volte principalmente a risolvere le principali criticità emerse nel corso dell'anno 2007 ed a porre in essere logiche premianti per gli enti più virtuosi.

A1 - Il Patto di stabilità per gli enti locali

Per il triennio 2008-2010, al fine di dare continuità alle norme sul "patto di stabilità interno", è stato confermato l'utilizzo del saldo finanziario come parametro di riferimento, tuttavia in una formulazione in parte modificata, secondo il criterio della competenza "mista". Si tratta di un criterio di contabilizzazione del saldo obiettivo, in base al quale le poste di parte corrente sono considerate in termini di competenza e quelle di parte capitale sono contabilizzate per cassa. Questa soluzione ha il pregio di avvicinare maggiormente il saldo di riferimento del patto a quello che, a consuntivo, viene calcolato dall'Istat ai fini della procedura sui deficit eccessivi di cui al Trattato di Maastricht e, pertanto, di rendere l'obiettivo del patto di stabilità interno più coerente con quello del Patto europeo di stabilità e crescita.

La predetta novità, insieme alla nuova modalità di formulazione delle regole del "patto di stabilità interno" definite unitamente alle Associazioni rappresentative degli Enti territoriali, conferiscono alle regole fiscali introdotte maggiore incisività e probabilità di influire concretamente sul contenimento della finanza territoriale. Infatti, quest'anno per la prima volta, è stato siglato un accordo formale in data 26 settembre 2007 tra rappresentanti del Governo e delle Associazioni degli enti locali che avvia un percorso istituzionale di condivisione preventiva delle regole e delle linee di intervento per raggiungere gli obiettivi di finanza pubblica.

Circa gli effetti finanziari legati al nuovo patto 2008-2010, sono state considerate quale punto di partenza le indicazioni del D.P.E.F. 2008/2011 secondo cui, a carico della finanza locale, non è prevista l'applicazione di manovra aggiuntiva rispetto a quella indicata dalla legislazione vigente.

Soltanto per l'anno 2010 è stata introdotta una contenuta manovra a carico di Province e Comuni, rispettivamente, pari a 99 ed a 273 milioni di euro.

Le principali disposizioni della legislazione vigente, ivi comprese le variazioni introdotte dal disegno di legge finanziaria 2008, in materia di patto di stabilità interno per gli enti locali possono essere riassunte come segue:

- il saldo finanziario tra entrate finali e spese finali, è il fattore di contenimento su cui intervenire. In particolare, vengono individuati tre diversi saldi finanziari:
  - uno utile ai fini della determinazione del concorso alla manovra per il singolo ente locale, calcolato in termini di cassa e con riferimento al complesso delle entrate e delle spese finali del triennio 2003-2005 (al netto delle riscossioni e concessioni di crediti);
  - uno rilevante in sede di determinazione dell'obiettivo programmatico, calcolato solo in termini di competenza mista al netto, oltre che delle sopra citate voci, anche delle entrate in conto capitale accertate nel triennio 2003-2005 relative a dismissioni del patrimonio immobiliare e mobiliare destinate nello stesso triennio all'estinzione anticipata dei prestiti;
  - uno da utilizzare in sede di verifica dell'obiettivo, calcolato solo in termini di competenza mista, al netto delle riscossioni e concessioni di crediti, delle spese di giustizia e delle spese di investimento per il potenziamento delle metropolitane (esclusione valida solo per i comuni di Roma, Milano e Napoli).
- il concorso alla manovra di ciascun ente è ottenuto come somma di una quota della spesa corrente e di una quota del deficit registrati nel triennio 2003-2005, così come desunti dai bilanci consuntivi. I coefficienti da applicare alla spesa media ed al deficit sono quelli già calcolati nella legge finanziaria per il 2007 e non tengono conto di differenziazioni demografiche. In tal modo, come per il 2007, gli enti partecipano alla manovra in ragione del volume della propria spesa corrente e, gli enti in deficit, contribuiscono ulteriormente in misura della entità del proprio disavanzo. Tuttavia, a partire dal 2008, è prevista una nuova agevolazione per gli enti in avanzo nel triennio 2003-2005, che non contribuiscono più alla manovra. Viene inoltre introdotta una ulteriore eccezione che permette di ridurre l'ammontare del concorso alla manovra: infatti, a partire dal 2008, tutti gli enti che hanno registrato, nel triennio 2003-2005, entrate eccezionali dovute a vendita del patrimonio mobiliare ed immobiliare (in misura rilevante rispetto al totale delle proprie entrate finali medie) possono ridurre ulteriormente il proprio concorso alla manovra.
- le misure correttive in caso di mancato rispetto del patto 2008 basano su un meccanismo di automatismo fiscale in cui è previsto un incremento della tassazione a livello provinciale o comunale. La norma individua, per i comuni, nell'addizionale comunale all'IRPEF e, per le province, nell'imposta provinciale di trascrizione (IPT) i tributi che possono essere oggetto di automatica applicazione di incrementi. L'automatismo fiscale scatta, in ogni caso, solo se non sono state adottate le necessarie misure di rientro dopo la

diffida del Presidente del Consiglio dei Ministri a porre in essere i necessari provvedimenti di riequilibrio.

L'unica novità in tema di sanzioni per l'anno 2008 riguarda gli enti che omettono di inviare nei tempi richiesti le informazioni sugli obiettivi programmatici e per la verifica del rispetto del patto, che vengono assimilati agli enti che non hanno rispettato le regole del patto di stabilità interno.

L'azzeramento del concorso alla manovra sopra descritto per gli enti con un saldo finanziario di cassa positivo medio nel triennio 2003-2005, determina un beneficio stimabile, per i comuni, in circa 218 milioni nel 2008 e 168 milioni nel 2009 e 2010 e, per le province, in circa 40 milioni nel 2008 e 20 milioni nel 2009 e 2010.

L'ulteriore beneficio introdotto per gli enti che abbiano avuto nel triennio 2003-2005 entrate eccezionali derivanti da alienazioni patrimoniali è quantificabile in circa 20 milioni annui e in circa 2 milioni annui, rispettivamente, per i comuni e per le province. Il beneficio è costante per gli anni 2008, 2009 e 2010.

Complessivamente, il beneficio per gli enti locali soggetti al patto di stabilità è pari a circa 280 milioni per il 2008 e 210 milioni per il 2009 e 2010 con conseguente e pari peggioramento dei saldi di finanza pubblica.

Infine, per il 2008 è prevista l'introduzione di strumenti per intervenire nei casi in cui l'andamento dei prelevamenti dai conti di tesoreria statale non sia coerente rispetto agli obiettivi in materia di debito assunti con l'Unione europea e per individuare meccanismi di riequilibrio del comparto enti locali in merito allo stock di debito e alla sua sostenibilità.

Le due misure sono volte a contenere l'evoluzione dello stock di debito ed a conferire al predetto parametro un ruolo di maggiore rilievo nell'ambito dell'evoluzione delle regole del patto di stabilità interno per gli anni futuri.

Infatti, da un lato, si intende evitare una crescita eccessiva di pagamenti per spese di investimento (non vincolati a causa della introduzione del criterio della competenza mista), che genererebbero nuovo deficit e quindi una crescita conseguente dello stock di debito e, dall'altro, si auspica che l'evoluzione controllata dello stock di debito possa nel tempo costituire un principio cardine di sintesi su cui fondare il patto di stabilità interno, senza che vi sia necessità di molteplici regole sulle entrate e le spese, e così da lasciare agli enti maggiore autonomia nella propria gestione finanziaria.

Infine, degna di nota è la nuova misura introdotta dal decreto legge collegato al disegno di legge finanziaria 2008 per agevolare province e comuni che intendono estinguere anticipatamente mutui o prestiti obbligazionari già contratti, utilizzando quote di avanzi di amministrazione non vincolati. Ai suddetti enti viene infatti concesso un contributo statale, per far fronte agli indennizzi, penali o altri oneri corrisposti in aggiunta al debito residuo, a seguito delle estinzioni anticipate effettuate negli anni 2007, 2008 e 2009.I contributi sono attribuiti fino alla concorrenza del complessivo importo di 90 milioni di euro per il triennio 2007-2009.

A2 - Il Patto di stabilità per le Regioni

Il patto di stabilità interno, esclusa la sanità, rivolto alle regioni non prevede modifiche alle disposizioni previste nella precedente legge finanziaria per il 2007. In particolare, si ricordano:

- la sperimentazione - nel 2007 è in corso di avvio una sperimentazione, volta ad assumere quale base di riferimento per il patto di stabilità interno, il saldo finanziario.

- La sperimentazione coinvolgerà 11 tra regioni e province autonome e, non appena saranno disponibili i risultati della sperimentazione, sarà possibile avviare, anche nei confronti di una sola regione o provincia autonoma, la ridefinizione delle regole del patto di stabilità interno e stabilire l'anno di prima applicazione delle nuove regole.

In attesa dei risultati della sperimentazione è sostanzialmente confermata la regola della spesa, vigente nel passato.

- la regola del patto per le RSO - Il complesso delle spese finali di ciascuna regione a statuto ordinario, non può essere superiore, per gli anni 2008 e 2009, al complesso delle corrispondenti spese finali dell'anno precedente – calcolato assumendo il pieno rispetto del patto di stabilità interno - aumentato, rispettivamente, del 2,5 per cento e del 2,4 per cento. L'obiettivo programmatico viene espresso per gli anni 2008-2009 sia in termini di cassa che di competenza. Per l'anno 2010 non vengono stabilite regole di contenimento per la finanza regionale.

- le regole del patto per le RSS – Le Autonomie speciali presentano, entro il mese di gennaio, al Ministro dell'economia e delle finanze una proposta di accordo che produca un risparmio per il bilancio dello Stato, in misura proporzionale all'incidenza della finanza di ciascuna regione sulla finanza regionale e locale complessiva. Entro il 31 marzo viene definito l'accordo riguardante il livello complessivo delle spese correnti ed in conto capitale per ciascuna Autonomia speciale, in analogia con gli obiettivi formulati per le regioni a statuto ordinario.

- le misure correttive per regioni inadempienti – Come per il 2007, le disposizioni prevedono che, qualora non siano state adottate, anche dopo diffida, le misure di rientro, scatta l'automatismo fiscale e, in particolare, un aumento automatico della tassa automobilistica nella misura di 5 punti percentuali rispetto alle tariffe vigenti e l'applicazione dell'imposta regionale sulla benzina.

B) La finanza locale

Il sistema di finanziamento degli enti locali, in attesa della riforma che dovrà attuarsi sulla base dei principi enunciati dal novellato articolo 119 della Costituzione, è sostanzialmente regolato dalle disposizioni recate dal decreto legislativo 30 dicembre 1992, n. 504 e successive modificazioni.

In particolare, nel bilancio 2008 a legislazione vigente i finanziamenti per gli enti locali di parte corrente previsti da tali disposizioni sono attribuiti a valere sui fondi ordinario, perequativo e consolidato le cui dotazioni sono, rispettivamente, di 5.252 milioni di euro, di 998 milioni di euro e di 2.480 milioni di euro.

Per quanto concerne i trasferimenti in conto capitale, le stesse disposizioni prevedono il fondo nazionale ordinario per gli investimenti (finalizzato alla realizzazione di opere pubbliche di preminente interesse sociale ed economico, secondo gli obiettivi generali di programmazione economico-sociale e territoriale fissati dalle regioni) e il fondo per lo sviluppo degli investimenti (contributi sulla rate di ammortamento dei mutui contratti dagli enti locali), le cui dotazioni a legislazione vigente per l'anno 2008, risultano pari, nell'ordine, a 72 milioni di euro e a 2.493 milioni di euro.

ALLEGATI ALLA SEZIONE II

ALLEGATO A

PROGETTO DI BILANCIO DI COMPETENZA DELLO STATO AL NETTO DELLE REGOLAZIONI DEBITORIE

ANALISI PER MISSIONE E PROGRAMMA DELLE PREVISIONI A LEGISLAZIONE VIGENTE DI SPESA PER IL 2008

A RAFFRONTO CON BILANCIO ASSESTATO EMENDATO ED INTEGRATO PER IL 2007

(MIGLIAIA DI EURO)

	INIZIALI 2007	PREVISIONI 2008	DIFFERENZE
Organi costituzionali, a rilevanza costituzionale e Presidenza del Consiglio dei ministri	**3.205.134**	**3.232.614**	**27.480**
Organi costituzionali	1.945.561	1.998.915	53.354
Organi a rilevanza costituzionale	543.806	546.395	2.589
Presidenza del Consiglio dei Ministri	715.767	687.304	28.463
Amministrazione generale e supporto alla rappresentanza generale di Governo e dello Stato sul territorio	**355.970**	**353.460**	**-2.510**
Rappresentanza generale di Governo e dello Stato sul territorio	355.970	353.460	-2.510
Relazioni finanziarie con le autonomie territoriali	**97.960.870**	**100.023.436**	**2.062.566**
Erogazioni a Enti territoriali per interventi di settore	420.017	372.951	-47.066
Interventi, servizi e supporto alle autonomie territoriali	29.872	28.415	-1.458
Trasferimenti a carattere generale ad Enti locali	14.629.559	13.743.540	-886.019
Federalismo	50.700.981	52.091.063	1.390.082
Regolazioni contabili ed altri trasferimenti alle Regioni a statuto speciale	22.520.703	25.599.407	3.078.704
Concorso dello Stato al finanziamento della spesa sanitaria	9.659.738	8.188.060	-1.471.678
L'Italia in Europa e nel mondo	**24.515.397**	**24.048.038**	**-467.359**
Rappresentanza dello Stato nelle relazioni internazionali	5.951	5.183	-768
Cooperazione allo sviluppo e gestione sfide globali	690.402	675.569	-14.833
Cooperazione culturale e scientifico-tecnologica	139.166	132.056	-7.110
Cooperazione economica, finanziaria e tecnologica	64.204	69.062	4.857
Cooperazione in materia culturale	6.764	6.181	-583
Cooperazione politica, promozione della pace e sicurezza internazionale	1.093.933	828.395	-265.538
Integrazione europea	13.651	13.118	-533
Italiani nel mondo e politiche migratorie e sociali	100.441	88.125	-12.316
Informazione, promozione culturale, scientifica e dell'immagine del Paese all'estero	221.867	212.989	-8.877
Partecipazione italiana alle politiche di bilancio in ambito UE	21.042.230	21.515.662	473.432

ALLEGATO A

PROGETTO DI BILANCIO DI COMPETENZA DELLO STATO AL NETTO DELLE REGOLAZIONI DEBITORIE

ANALISI PER MISSIONE E PROGRAMMA DELLE PREVISIONI A LEGISLAZIONE VIGENTE DI SPESA PER IL 2008

A RAFFRONTO CON BILANCIO ASSESTATO EMENDATO ED INTEGRATO PER IL 2007

(MIGLIAIA DI EURO)

	INIZIALI 2007	PREVISIONI 2008	DIFFERENZE
Politica economica e finanziaria in ambito internazionale	1.131.788	501.697	-630.091
Difesa e sicurezza del territorio	**20.778.778**	**19.171.979**	**-1.606.799**
Approntamento e impiego Carabinieri per la difesa e la sicurezza	5.418.870	5.307.199	-111.671
Approntamento e impiego delle forze terrestri	4.505.396	4.067.619	-437.777
Approntamento e impiego delle forze navali	1.693.367	1.587.853	-105.514
Approntamento e impiego delle forze aeree	2.435.464	2.264.652	-170.812
Funzioni non direttamente collegate ai compiti di difesa militare	479.954	382.768	-93.186
Pianificazione generale delle Forze Armate e approvvigionamenti militari	6.078.247	4.561.889	-1.516.358
Sicurezza militare	115.486	-	-115.486
Missioni militari di pace	-	1.000.000	1.000.000
Giustizia	**7.649.171**	**7.275.132**	**-374.039**
Amministrazione penitenziaria	2.948.875	2.880.405	-68.470
Giustizia civile e penale	4.347.217	4.046.408	-300.809
Giustizia minorile	162.970	148.211	-14.759
Edilizia giudiziaria, penitenziaria e minorile	190.109	200.109	10.000
Ordine pubblico e sicurezza	**9.714.061**	**9.422.113**	**-291.948**
Contrasto al crimine	2.379.217	2.288.087	-91.130
Pubblica sicurezza	2.302.653	2.156.509	-146.144
Prevenzione generale e controllo del territorio	2.948.184	2.934.581	13.603
Sicurezza democratica	35.277	-	-35.277
Concorso della Guardia di Finanza alla sicurezza pubblica	1.270.561	1.270.567	6
Sicurezza pubblica in ambito rurale e montano	157.762	152.956	-4.806
Sicurezza e controllo nei mari, nei porti e sulle coste	620.407	619.413	-993
Soccorso civile	**3.935.955**	**3.709.653**	**-226.302**

ALLEGATO A

PROGETTO DI BILANCIO DI COMPETENZA DELLO STATO AL NETTO DELLE REGOLAZIONI DEBITORIE
ANALISI PER MISSIONE E PROGRAMMA DELLE PREVISIONI A LEGISLAZIONE VIGENTE DI SPESA PER IL 2008
A RAFFRONTO CON BILANCIO ASSESTATO EMENDATO ED INTEGRATO PER IL 2007

(MIGLIAIA DI EURO)

		INIZIALI 2007	PREVISIONI 2008	DIFFERENZE
	Interventi per soccorsi	138.442	146.309	7.867
	Organizzazione e gestione del sistema nazionale di difesa civile	12.846	11.925	-921
	Prevenzione dal rischio e soccorso pubblico	1.729.086	1.726.736	-2.349
	Interventi per pubbliche calamità	134.642	129.642	-5.000
	Protezione civile	1.920.939	1.695.040	-225.899
	Agricoltura, politiche agroalimentari e pesca	**1.477.949**	**1.254.884**	**-223.065**
	Sviluppo e sostenibilità del settore agricolo, agroalimentare, agroindustriale e mezzi tecnici di produzione	889.890	916.794	26.904
	Regolamentazione, incentivazione e vigilanza in materia di pesca	76.512	26.887	-49.625
	Sostegno al settore agricolo	443.261	251.601	-191.660
	Tutela, valorizzazione e vigilanza della qualità dei prodotti tipici e biologici	21.236	16.269	-4.967
	Vigilanza, prevenzione e repressione frodi nel settore agricolo, agroalimentare, agroindustriale e forestale	47.050	43.334	-3.716
	Energia e diversificazione delle fonti energetiche	**101.980**	**58.773**	**-43.207**
	Gestione risorse energetiche, regolamentazione generale ed autorizzazioni nel settore energetico	54.044	54.442	398
	Utilizzo razionale ed efficiente dell'energia e regolamentazione del settore minerario	3.393	3.761	369
	Sicurezza e compatibilità ambientale dell'uso delle fonti energetiche, ivi compresi gli usi non energetici del nucleare	44.544	570	-43.974
	Competitività e sviluppo delle imprese	**3.770.621**	**5.574.286**	**1.803.665**
	Incentivazione per lo sviluppo industriale	1.256.980	1.321.819	64.839
	Promozione e incentivazione dello sviluppo settoriale, imprenditoriale e produttivo	37.324	69.530	32.206
	Riassetti industriali di settore e di area	69.029	74.977	5.949
	Incentivi alle imprese	2.407.289	4.107.959	1.700.670
	Regolazione dei mercati	**34.708**	**16.422**	**-18.286**
	Iniziative per la tutela dei consumatori	8.508	2.731	-5.777
	Interventi per promuovere la concorrenza	21.850	9.098	-12.752
	Vigilanza sui mercati e sui prodotti	4.350	4.592	242

ALLEGATO A

PROGETTO DI BILANCIO DI COMPETENZA DELLO STATO AL NETTO DELLE REGOLAZIONI DEBITORIE
ANALISI PER MISSIONE E PROGRAMMA DELLE PREVISIONI A LEGISLAZIONE VIGENTE DI SPESA PER IL 2008
A RAFFRONTO CON BILANCIO ASSESTATO EMENDATO ED INTEGRATO PER IL 2007

(MIGLIAIA DI EURO)

	INIZIALI 2007	PREVISIONI 2008	DIFFERENZE
Diritto alla mobilità	**11.842.383**	**7.960.372**	**-3.882.011**
Gestione della sicurezza e della mobilità stradale	815.870	365.662	-450.208
Logistica ed intermodalità nel trasporto	453.487	245.491	-207.996
Sistemi portuali	53.825	153.168	99.343
Sviluppo e sicurezza del trasporto aereo	153.262	90.089	-63.173
Sviluppo e sicurezza del trasporto ferroviario	49.713	49.486	-227
Sviluppo della mobilità locale	1.576.070	1.523.349	-52.721
Sviluppo e sicurezza della navigazione e del trasporto marittimo	572.519	497.626	-74.893
Sostegno allo sviluppo del trasporto	8.167.636	5.035.499	-3.132.137
Infrastrutture pubbliche e logistica	**4.667.768**	**3.778.443**	**-889.325**
Edilizia statale	316.951	313.371	-3.580
Intermodalità infrastrutturale	-	-	-
Opere strategiche	1.011.084	1.106.911	95.827
Sistemi ferroviari locali	1.700.948	805.393	-895.555
Sistemi idrici, idraulici ed elettrici	214.707	179.587	-35.120
Sistemi portuali ed aereoportuali	316.966	320.527	3.561
Sistemi stradali e autostradali	293.121	243.885	-49.237
Opere pubbliche e infrastrutture	795.928	792.000	-3.928
Sicurezza, vigilanza e regolamentazione delle infrastrutture	18.062	16.770	-1.292
Comunicazioni	**1.504.151**	**896.449**	**-607.702**
Radiodiffusione sonora e televisiva	183.898	197.418	13.520
Regolamentazione e vigilanza delle comunicazioni elettroniche	59.423	47.754	-11.669
Servizi postali e telefonici	647.210	283.554	-363.656
Sostegno all'editoria	613.620	367.723	-245.897

ALLEGATO A

PROGETTO DI BILANCIO DI COMPETENZA DELLO STATO AL NETTO DELLE REGOLAZIONI DEBITORIE

ANALISI PER MISSIONE E PROGRAMMA DELLE PREVISIONI A LEGISLAZIONE VIGENTE DI SPESA PER IL 2008

A RAFFRONTO CON BILANCIO ASSESTATO EMENDATO ED INTEGRATO PER IL 2007

(MIGLIAIA DI EURO)

	INIZIALI 2007	PREVISIONI 2008	DIFFERENZE
Commercio internazionale ed internazionalizzazione del sistema produttivo	**246.574**	**233.744**	**-12.830**
Politica commerciale	5.318	5.183	-135
Promozione del made in Italy	232.462	225.816	-6.646
Sostegno all'internazionalizzazione delle imprese	8.794	2.745	-6.049
Ricerca e innovazione	**4.118.958**	**3.968.332**	**-150.626**
Ricerca e sviluppo nel settore ICT per il mercato	11.611	8.412	-3.199
Ricerca in materia ambientale	111.904	107.768	-4.137
Ricerca in materia di beni e attività culturali	55.561	72.817	17.256
Ricerca nel settore dei trasporti	14.490	26.719	12.229
Ricerca per il settore della sanità pubblica	365.6964	560.179	-194.477
Ricerca per il settore zooprofilattico	-	-	-
Ricerca scientifica e tecnologica applicata	296.557	256.587	-39.970
Ricerca scientifica e tecnologica di base	2.146.030	2.149.628	3.597
Ricerca tecnologica nel settore della difesa	69.000	69.000	-
Attività di ricerca in materia di politiche del lavoro e previdenziali	866	727	-140
Ricerca in materia di politiche sociali	987	898	-90
Sviluppo, innovazione e ricerca in materia di energia ed in ambito minerario ed industriale	541.014	557.238	16.224
Ricerca di base e applicata	99.268	148.522	49.254
Ricerca per la didattica	7.972	9.839	1.867
Sviluppo sostenibile e tutela del territorio e dell'ambiente	**1.045.712**	**1.016.654**	**-29.058**
Conservazione dell'assetto idrogeologico	89.574	87.836	-1.738
Prevenzione e riduzione integrata dell'inquinamento	280.744	263.487	-17.257
Sviluppo sostenibile	372.315	365.098	-7.217
Trattamento e smaltimento rifiuti e acque reflue	3.988	2.856	-1.132

ALLEGATO A

PROGETTO DI BILANCIO DI COMPETENZA DELLO STATO AL NETTO DELLE REGOLAZIONI DEBITORIE

ANALISI PER MISSIONE E PROGRAMMA DELLE PREVISIONI A LEGISLAZIONE VIGENTE DI SPESA PER IL 2008

A RAFFRONTO CON BILANCIO ASSESTATO EMENDATO ED INTEGRATO PER IL 2007

(MIGLIAIA DI EURO)

	INIZIALI 2007	PREVISIONI 2008	DIFFERENZE
Tutela e conservazione della fauna e della flora e salvaguardia della biodiversità	276.430	275.907	-523
Vigilanza, prevenzione e repressione in ambito ambientale	22.661	21.470	-914.447
Casa e assetto urbanistico	**1.974.599**	**1.060.152**	**-914.447**
Edilizia abitativa e politiche territoriali	133.375	106.825	-26.550
Politiche abitative	1.381.322	501.781	-879.541
Politiche urbane e territoriali	459.902	451.546	-8.356
Tutela della salute	**808.838**	**702.180**	**-106.658**
Prevenzione, assistenza, indirizzo e coordinamento internazionale in materia sanitaria umana	471.493	474.650	3.158
Prevenzione e assistenza sanitaria veterinaria	71.245	72.501	1.256
Programmazione sanitaria e livelli essenziali di assistenza	203.869	95.282	-108.587
Regolamentazione e vigilanza in materia di prodotti farmaceutici ed altri prodotti sanitari ad uso umano	54.017	52.049	-1.968
Vigilanza, prevenzione e repressione nel settore sanitario	8.213	7.697	-516
Tutela e valorizzazione dei beni e attività culturali e paesaggistici	**1.471.133**	**1.380.237**	**-90.896**
Sostegno e vigilanza ad attività culturali	84.781	75.131	-9.649
Sostegno, valorizzazione e tutela del settore dello spettacolo	514.325	558.727	44.402
Tutela e valorizzazione dei beni archeologici, architettonici, paesaggistici, artistici, storici ed etnoantropologici	609.589	488.644	-120.945
Tutela e valorizzazione dei beni archivistici e librari, promozione del libro e dell'editoria	255.240	250.281	-4.958
Vigilanza, prevenzione e repressione in materia di patrimonio culturale	7.199	7.454	255
Istruzione scolastica	**41.888.504**	**41.608.696**	**99.808**
Programmazione e coordinamento dell'istruzione scolastica	365.724	397.999	32.274
Istruzione prescolastica	4.459.096	4.170.090	-287.006
Istruzione elementare	12.339.856	12.512.412	-172.556
Istruzione secondaria inferiore	9.759.248	9.680.980	-78.268
Istruzione secondaria superiore	14.255.143	14.146.897	-108.246

ALLEGATO A

PROGETTO DI BILANCIO DI COMPETENZA DELLO STATO AL NETTO DELLE REGOLAZIONI DEBITORIE

ANALISI PER MISSIONE E PROGRAMMA DELLE PREVISIONI A LEGISLAZIONE VIGENTE DI SPESA PER IL 2008

A RAFFRONTO CON BILANCIO ASSESTATO EMENDATO ED INTEGRATO PER IL 2007

(MIGLIAIA DI EURO)

	INIZIALI 2007	PREVISIONI 2008	DIFFERENZE
Istruzione post secondaria	1.452	1.283	-169
Istruzione degli adulti	734	647	-88
Diritto allo studio, condizione studentesca	11.333	8.127	-3.206
Istituzioni scolastiche non statali	530.728	535.323	4.595
Sostegno all'istruzione	165.190	154.937	-10.253
Istruzione universitaria	**8.635.387**	**8.167.982**	**-467.405**
Diritto allo studio nell'istruzione universitaria	261.666	247.933	-13.733
Istituti di alta cultura	400.163	421.244	21.081
Sistema universitario e formazione post-universitaria	7.973.558	7.498.805	-474.753
Diritti sociali, solidarietà sociale e famiglia	**26.386.522**	**24.046.337**	**-2.340.185**
Assistenza sociale, promozione dei diritti e misure di sostegno per particolari categorie sociali - Trasferimenti ad enti territoriali,	17.112.743	16.790.818	-321.925
Associazionismo, volontariato e formazioni sociali	6.954	3.819	-3.135
Interventi a favore delle persone non autosufficienti	101.803	200.044	98.241
Lotta alle dipendenze	19.837	19.839	2
Protezione sociale per particolari categorie	7.557.222	5.573.301	1.983.921
Garanzia dei diritti dei cittadini	117.614	103.515	-14.099
Sostegno alla famiglia	1.365.628	1.310.000	-55.628
Promozione dei diritti e delle pari opportunità	104.721	45.000	-59.721
Politiche previdenziali	**66.278.478**	**66.902.700**	**624.222**
Previdenza obbligatoria e complementare, sicurezza sociale - trasferimenti agli enti ed organismi interessati	66.278.478	66.902.700	624.222
Politiche per il lavoro	**3.193.453**	**2.701.108**	**-492.346**
Regolamentazione e vigilanza del lavoro	11.217	9.706	-1.512
Infortuni sul lavoro	7.304	7.304	
Reinserimento lavorativo e sostegno all'occupazione	1.437.820	1.250.608	-187.212

ALLEGATO A

PROGETTO DI BILANCIO DI COMPETENZA DELLO STATO AL NETTO DELLE REGOLAZIONI DEBITORIE

ANALISI PER MISSIONE E PROGRAMMA DELLE PREVISIONI A LEGISLAZIONE VIGENTE DI SPESA PER IL 2008

A RAFFRONTO CON BILANCIO ASSESTATO EMENDATO ED INTEGRATO PER IL 2007

(MIGLIAIA DI EURO)

	INIZIALI 2007	PREVISIONI 2008	DIFFERENZE
Sostegno al reddito	1.445.415	1.179.201	-266.214
Servizi per lo sviluppo del mercato del lavoro	291.697	254.289	-37.408
Immigrazione, accoglienza e garanzia dei diritti	**1.358.890**	**1.426.933**	**68.043**
Flussi migratori per motivi di lavoro	6.353	5.936	-416
Garanzia dei diritti e interventi per lo sviluppo della coesione sociale	240.591	247.231	6.640
Gestione flussi migratori	48.873	53.401	4.528
Interventi di integrazione sociale delle persone immigrate e in favore dei minori stranieri non accompagnati	49.501	45.766	-3.735
Rapporti con le confessioni religiose	1.013.572	1.074.598	61.027
Sviluppo e riequilibrio territoriale	**3.320.818**	**4.544.736**	**1.223.918**
Politiche per il miglioramento delle strutture istituzionali territoriali che partecipano ai processi di coesione e di sviluppo	200.983	201.159	176
Politiche per il sostegno dei sistemi produttivi per il mezzogiorno e le aree sottoutilizzate	1.286.689	1.336.267	49.578
Politiche per l'infrastrutturazione territoriale per il mezzogiorno e le aree sottoutilizzate	1.833.147	3.007.311	1.174.164
Politiche economico-finanziarie e di bilancio	**23.602.111**	**23.147.084**	**-455.027**
Regolazione giurisdizione e coordinamento del sistema della fiscalità	5.772.384	5.949.967	177.583
Programmazione economico-finanziaria e politiche di bilancio	339.113	578.642	239.529
Prevenzione e repressione delle frodi e delle violazioni agli obblighi fiscali	1.526.683	2.290.541	763.858
Regolamentazione e vigilanza sul settore finanziario	80.446	56.248	-24.197
Regolazioni contabili, restituzioni e rimborsi d'imposte	15.883.485	14.271.686	-1.611.799
Giovani e sport	**966.610**	**902.032**	**-94.578**
Attività ricreative e sport	827.546	781.732	-45.724
Incentivazione e sostegno alla gioventù	136.190	120.300	-15.890
Turismo	**121.904**	**112.598**	**-9.306**
Sviluppo e competitività del turismo	121.904	112.598	-9.306
Servizi istituzionali e generali delle amministrazioni pubbliche	**3.673.653**	**2.720.268**	**-953.385**

ALLEGATO A

PROGETTO DI BILANCIO DI COMPETENZA DELLO STATO AL NETTO DELLE REGOLAZIONI DEBITORIE

ANALISI PER MISSIONE E PROGRAMMA DELLE PREVISIONI A LEGISLAZIONE VIGENTE DI SPESA PER IL 2008

A RAFFRONTO CON BILANCIO ASSESTATO EMENDATO ED INTEGRATO PER IL 2007

(MIGLIAIA DI EURO)

		INIZIALI 2007	PREVISIONI 2008	DIFFERENZE
	Servizi generali, formativi, assistenza legale ed approvvigionamenti per le Amministrazioni pubbliche	973.508	554.022	-419.486
	Indirizzo politico	837.526	241.367	-596.159
	Servizi e affari generali per le Amministrazioni di competenza	1.862.619	1.924.879	62.260
	Fondi da ripartire	**12.863.084**	**17.286.325**	**4.423.241**
	Fondi da assegnare	10.807.869	14.003.021	3.195.152
	Fondi di riserva e speciali	2.055.215	3.283.303	1.228.088
	Debito pubblico	**266.187.987**	**276.417.195**	**10.229.208**
	Oneri per il servizio del debito statale	75.030.340	78.240.725	3.210.385
	Rimborsi del debito statale	191.157.647	198.176.470	7.018.822
	TOTALE GENERALE	**659.479.199**	**665.121.344**	**17.258.145**

ALLEGATO B

PROGETTO DI BILANCIO DI COMPETENZA DELLO STATO AL NETTO DEI RIMBORSI IVA E DELLE REGOLAZIONI CONTABILI - ANALISI DELLE PREVISIONI DI ENTRATA A LEGISLAZIONE VIGENTE PER IL 2008 A RAFFRONTO CON LE PREVISIONI ASSESTATE EMENDATE ED INTEGRATE 2007

(MIGLIAIA DI EURO)

	PREVISIONI 2007	PREVISIONI 2008	DIFFERENZE
TITOLO I - ENTRATE TRIBUTARIE	**418.470.000**	**427.376.000**	**8.906.000**
CATEGORIA I - IMPOSTE SUL PATRIMONIO E SUL REDDITO	**232.482.000**	**246.460.000**	**13.978.000**
IMPOSTA SUI REDDITI	160.425.000	170.613.000	10.188.000
IMPOSTA SUL REDDITO DELLE SOCIETA'	52.501.000	55.668.000	3.167.000
IMPOSTA LOCALE SUI REDDITI	85.000	66.000	-19.000
RITENUTA SU INTERESSI E REDDITI DI CAPITALE	11.064.000	11.904.000	840.000
RITENUTE SU CONTRIBUTI DI ENTI PUBBLICI, PREMI E VINCITE, PREMI ASSICURAZIONE VITA IN CASO DI RISCATTO	608.000	617.000	9.000
IMPOSTE SOSTITUTIVE PREVISTE DALL'ARTICOLO 3, COMMI 160, 161 E 162 DELLA LEGGE 23 DICEMBRE 1996, N.662.	1.899.000	1.975.000	76.000
IMPOSTE SOSTITUTIVE DELL'IMPOSTA SUL REDDITO DELLE PERSONE GIURIDICHE DELL'IMPOSTA LOCALE SUI REDDITI CONFERIMENTO PREVISTE DALLA LEGGE 30 LUGLIO 1990, N.218	2.000	2.000	-
SOMMA PARI AL 20 PER CENTO DEI PROVENTI DERIVANTI DA DEPOSITI DI DENARO, DI VALORI MOBILIARI E DI ALTRI TITOLI DIVERSI DALLE AZIONI E DA TITOLI SIMILARI	34.000	40.000	6.000
IMPOSTA SOSTITUTIVA DELLE IMPOSTE SUI REDDITI PER LA RIDERMINAZIONE DEI VALORI DI ACQUISTO DI PARTECIPAZIONI NON NEGOZIATE NEI MERCATI REGOLAMENTATI	442.000	308.000	-134.000
IMPOSTA SOSTITUTIVA DELLE IMPOSTE SUL REDDITO A CARICO DEI FONDI DI INVESTIMENTO	594.000	617.000	23.000
IMPOSTA SOSTITUTIVA SULLE INDENNITA' DI ESPROPRIO DELLE AREE FABBRICABILI	53.000	66.000	13.000
IMPOSTA SOSTITUTIVA DELLE IMPOSTE SUI REDDITI PER LA RIDERMINAZIONE DEI VALORI DI ACQUISTO DEI TERRENI EDIFICABILI	239.000	61.000	-178.000
IMPOSTA SOSTITUTIVA DELLE IMPOSTE SUI REDDITI SULLE RISERVE ED ALTRI FONDI IN SOSPENSIONE DI IMPOSTA	1.000	1.000	-
IMPOSTA SOSTUTITIVA DELLE IMPOSTE SUI REDDITI DA APPLICARE AI FONDI PENSIONE ED ALLE ALTRE FORME PENSIONISTICHE COMPLEMENTARI ED INDIVIDUALI	193.000	146.000	-47.000
IMPOSTA SOSTITUTIVA SUI REDDITI DI CUI ALL'ART. 41, COMMA 1, LETTERA G-QUINQUIES DEL TESTO UNICO DELLE IMPOSTE SUI REDDITI	492.000	539.000	47.000
IMPOSTA SOSTITUTIVA SUI REDDITI DERIVANTI DALLA RIVALUTAZIONE DEI FONDI PER IL TFR E DAI RENDIMENTI ATTRIBUITI AI FONDI DI PREVIDENZA	309.000	288.000	-21.000
IMPOSTA SOSTITUTIVA SULLA RIVALUTAZIONE DI TERRENI EDIFICABILI O RISULTANTI TALI A SEGUITO DI DEMOLIZIONE DI EDIFICI ESISTENTI	233.000	141.000	-92.000
RITENUTE D'ACCONTO O D'IMPOSTA SUGLI UTILI DISTRIBUITI DALLE PERSONE GIURIDICHE	517.000	527.000	10.000
IMPOSTA SUI GIUOCHI DI ABILITA' E SUI CONCORSI PRONOSTICI: QUOTA DEL 35 PER CENTO	129.000	154.000	25.000

ALLEGATO B

PROGETTO DI BILANCIO DI COMPETENZA DELLO STATO AL NETTO DEI RIMBORSI IVA E DELLE REGOLAZIONI CONTABILI - ANALISI DELLE PREVISIONI DI ENTRATA A LEGISLAZIONE VIGENTE PER IL 2008 A RAFFRONTO CON LE PREVISIONI ASSESTATE EMENDATE ED INTEGRATE 2007

(MIGLIAIA DI EURO)

	PREVISIONI 2007	PREVISIONI 2008	DIFFERENZE
QUOTA DEL 12,25 PER CENTO DELL'INCASSO LORDO DEI PROVENTI DELLE ATTIVITA' DI GIUOCO E DEI CONCORSI PRONOSTICI	186.000	186.000	-
IMPOSTA SULLE RISERVE MATEMATICHE DEI RAMI VITA DELLE SOCIETA' ED ENTI CHE ESERCITANO ATTIVITA' ASSICURATIVA	1.128.000	1.115.000	-13.000
IMPOSTE DIRETTE DERIVANTI DALLA DEFINIZIONE DI PENDENZE E CONTROVERSIE TRIBUTARIE	25.000	34.000	9.000
ENTRATE SOSTITUTIVE DELLE IMPOSTE SUI REDDITI SULLE RIVALUTAZIONI DEI BENI AZIENDALI ISCRITTI IN BILANCIO E SULLO SMOBILIZZO DEI FONDI IN SOSPENSIONE DI IMPOSTA	234.000	230.000	-4.000
ALTRI	1.089.000	1.162.000	73.000
CATEGORIA II - TASSE ED IMPOSTE SUGLI AFFARI	**135.311.000**	**130.027.000**	**-5.284.000**
IMPOSTA SUL VALORE AGGIUNTO	111.047.000	104.892.000	-6.155.000
IMPOSTA DI REGISTRO	6.455.000	6.682.000	227.000
IMPOSTA DI BOLLO	5.628.000	5.720.000	92.000
IMPOSTA SULLE ASSICURAZIONI	3.029.000	3.064.000	35.000
IMPOSTA SOSTITUTIVA DELLE IMPOSTE DI REGISTRO, DI BOLLO, IPOTECARIE E CATASTALI E DELLE TASSE SULLE CONCESSIONI GOVERNATIVE	611.000	638.000	27.000
IMPOSTA IPOTECARIA	2.798.000	3.151.000	353.000
IMPOSTA SULLE SUCCESSIONI E DONAZIONI	65.000	127.000	62.000
TASSA SULLE CONCESSIONI GOVERNATIVE	1.434.000	1.545.000	111.000
TASSE AUTOMOBILISTICHE	682.000	590.000	-92.000
SOVRATTASSA SU AUTOVETTURE MOTORE DIESEL	3.000	P.M.	-3.000
CANONE DI ABBONAMENTO ALLE RADIOAUDIZIONI CIRCOLARI AD ALLA TELEVISIONE	1.565.000	1.588.000	23.000
IMPOSTA SUGLI INTRATTENIMENTI	62.000	61.000	-1.000
IMPOSTA UNICA SUI GIUOCHI DI ABILITA' E SUI CONCORSI PRONOSTICI: QUOTA DEL 25 PER CENTO	97.000	114.000	17.000
TASSE DI PUBBLICO INSEGNAMENTO E RELATIVE ALLA ISTRUZIONE SUPERIORE	38.000	34.000	-4.000
DIRITTI CATASTALI E DI SCRITTURATO	1.264.000	1.394.000	130.000
ALTRI	533.000	427.000	-106.000
CATEGORIA III - IMPOSTE SULLA PRODUZIONE, SUI CONSUMI E DOGANE	**28.359.000**	**28.544.000**	**185.000**
IMPOSTA DI FABBRICAZIONE SUGLI OLII MINERALI E LORO DERIVATI	21.106.000	21.138.000	32.000
DAZI C.E.C.A. ED ALTRI DIRITTI DOGANALI	7.000	10.000	3.000
SOVRAIMPOSTE DI CONFINE	89.000	64.000	-25.000
IMPOSTA DI FABBRICAZIONE SUI GAS INCONDENSABILI	403.000	410.000	7.000

ALLEGATO B

PROGETTO DI BILANCIO DI COMPETENZA DELLO STATO AL NETTO DEI RIMBORSI IVA E DELLE REGOLAZIONI CONTABILI - ANALISI DELLE PREVISIONI DI ENTRATA A LEGISLAZIONE VIGENTE PER IL 2008 A RAFFRONTO CON LE PREVISIONI ASSESTATE EMENDATE ED INTEGRATE 2007

(MIGLIAIA DI EURO)

	PREVISIONI 2007	PREVISIONI 2008	DIFFERENZE
IMPOSTA DI FABBRICAZIONE SUGLI SPIRITI	614.000	607.000	-7.000
IMPOSTA DI FABBRICAZIONE SULLA BIRRA	474.000	493.000	19.000
IMPOSTA SULL'ENERGIA ELETTRICA	1.280.000	1.321.000	41.000
IMPOSTA DI CONSUMO SUL GAS METANO	3.907.000	3.986.000	79.000
IMPOSTA DI CONSUMO SUGLI OLI LUBRIFICANTI E SUI BITUMI DI PETROLIO	391.000	413.000	22.000
ALTRI	88.000	102.000	14.000
CATEGORIA IV - MONOPOLI	**10.203.000**	**10.203.000**	-
IMPOSTA SUL CONSUMO DEI TABACCHI	10.196.000	10.189.000	-7.000
IMPOSTA SULLA FABBRICAZIONE DEI FIAMMIFERI	4.000	5.000	1.000
ALTRI	3.000	9.000	6.000
CATEGORIA V - LOTTO, LOTTERIE ED ALTRE ATTIVITA' DI GIUOCO	**12.115.000**	**12.142.000**	**27.000**
PROVENTO DEL LOTTO	7.064.000	6.082.000	-982.000
PRELIEVO ERARIALE SUGLI APPARECCHI E CONGEGNI DI GIOCO	2.142.000	2.090.000	-52.000
PROVENTI DELLE ATTIVITA' DI GIUOCO	975.000	1.306.000	331.000
IMPOSTA UNICA SUI GIUOCHI DI ABILITA' E SUI CONCORSI PRONOSTICI: QUOTA DEL 40 PER CENTO	290.000	178.000	-112.000
UTILE DELLE LOTTERIE NAZIONALI	250.000	20.000	-230.000
DIRITTO FISSO ERARIALE SUI CONCORSI PRONOSTICI	155.000	156.000	1.000
PROVENTI DERIVANTI DALLE LOTTERIE NAZIONALI AD ESTRAZIONE ISTANTANEA	851.000	1.784.000	933.000
ALTRI	388.000	526.000	138.000
TITOLO II - ENTRATE EXTRA-TRIBUTARIE	**25.669.941**	**28.604.393**	**2.934.452**
PROVENTI SPECIALI	652.202	670.571	18.369
PROVENTI DI SERVIZI PUBBLICI MINORI	4.575.606	4.796.761	221.155
PROVENTI DEI BENI DELLO STATO	449.713	873.743	424.030
PRODOTTI NETTI DI AZIENDE AUTONOME ED UTILI DI GESTIONE	3.690.000	3.690.000	-
INTERESSI SU ANTICIPAZIONI E CREDITI VARI DEL TESORO	4.531.709	4.744.709	213.000
RECUPERI, RIMBORSI E CONTRIBUTI	9.501.768	11.164.128	1.662.360
PARTITE CHE SI COMPENSANO NELLA SPESA	2.268.944	2.664.481	395.538
TOTALE ENTRATE TRIBUTARIE ED EXTRATRIBUTARIE	**444.139.941**	**455.980.393**	**11.840.452**
TITOLO III - ALIENAZIONE ED AMMORTAMENTO DI BENI PATRIMONIALI E RISCOSSIONE DI CREDITI	**2.139.144**	**2.253.734**	**114.590**
VENDITA DI BENI IMMOBILI ED AFFRANCAZIONE DI CANONI	1.271.547	1.380.300	108.753

ALLEGATO B

PROGETTO DI BILANCIO DI COMPETENZA DELLO STATO AL NETTO DEI RIMBORSI IVA E DELLE REGOLAZIONI CONTABILI - ANALISI DELLE PREVISIONI DI ENTRATA A LEGISLAZIONE VIGENTE PER IL 2008 A RAFFRONTO CON LE PREVISIONI ASSESTATE EMENDATE ED INTEGRATE 2007

(MIGLIAIA DI EURO)

	PREVISIONI 2007	PREVISIONI 2008	DIFFERENZE
AMMORTAMENTO DI BENI PATRIMONIALI	841.333	847.170	5.837
RIMBORSO DI ANTICIPAZIONI E DI CREDITI DEL TESORO	26.264	26.264	-
TOTALE ENTRATE FINALI	**446.279.085**	**458.234.127**	**11.955.042**
ACCENSIONE DI PRESTITI	**219.310.225**	**215.937.217**	**-3.373.008**
TOTALE ENTRATE	**665.589.310**	**674.171.344**	**8.582.034**

ALLEGATO C

PROGETTO DI BILANCIO DI COMPETENZA DELLO STATO AL NETTO DELLE REGOLAZIONI DEBITORIE

ANALISI ECONOMICA DELLE PREVISIONI A LEGISLAZIONE VIGENTE DI SPESA PER IL 2008

(MIGLIAIA DI EURO)

		PREVISIONI ASSESTATE 2007	PREVISIONI 2008	DIFFERENZE
	TITOLO I - SPESE CORRENTI	**422.861.008**	**421.860.119**	**-1.000.889**
1.	**REDDITI DA LAVORO DIPENDENTE**	**87.195.350**	**86.863.651**	**-331.699**
1.0.	SOMME NON RIPARTIBILI	20.000	33.475	13.475
1.1.	RETRIBUZIONI LORDE IN DENARO	61.305.296	61.315.697	10.401
1.1.0.	SOMME NON RIPARTIBILI	10.000	30.000	20.000
1.1.1.	STIPENDI	55.941.993	56.021.998	80.005
1.1.2.	LAVORO STRAORDINARIO	1.111.171	1.119.387	8.216
1.1.3.	FONDO UNICO AMMINISTRAZIONE	780.342	689.194	-91.148
1.1.4.	INCENTIVI PER L'OFFERTA FORMATIVA	105.375	44.187	-61.188
1.1.5.	ALTRI COMPENSI AL PERSONALE	3.351.275	3.405.791	54.516
1.1.6.	LAVORO A TEMPO DETERMINATO	5.140	5.140	-
1.2.	RETRIBUZIONI IN NATURA	749.567	722.565	-27.002
1.2.1.	BUONI PASTO	125.889	125.595	-294
1.2.2.	MENSE	159.511	174.113	14.602
1.2.3.	VESTIARIO	96.703	99.744	3.042
1.2.4.	ALTRE	367.464	323.112	-44.352
1.3.	CONTRIBUTI SOCIALI EFFETTIVI A CARICO DEL DATORE DI LAVORO	24.076.511	23.766.318	-310.193
1.3.1.	CONTRIBUTI SOCIALI EFFETTIVI A CARICO DEL DATORE DI LAVORO	24.076.511	23.766.318	-310.193
1.4.	CONTRIBUTI SOCIALI FIGURATIVI A CARICO DEL DATORE DI LAVORO	1.043.976	1.025.596	-18.380
1.4.1.	CONTRIBUTI SOCIALI FIGURATIVI A CARICO DEL DATORE DI LAVORO	1.043.976	1.025.596	-18.380
2.	**CONSUMI INTERMEDI**	**10.989.018**	**9.715.646**	**-1.273.372**
2.0.	SOMME NON RIPARTIBILI	458.572	1.097.097	638.525
2.1.	ACQUISTO DI BENI	2.047.951	1.460.586	-587.365
2.1.1.	BENI DI CONSUMO	1.797.320	1.261.654	-535.665

ALLEGATO C

PROGETTO DI BILANCIO DI COMPETENZA DELLO STATO AL NETTO DELLE REGOLAZIONI DEBITORIE

ANALISI ECONOMICA DELLE PREVISIONI A LEGISLAZIONE VIGENTE DI SPESA PER IL 2008

(MIGLIAIA DI EURO)

		PREVISIONI ASSESTATE 2007	PREVISIONI 2008	DIFFERENZE
2.1.2.	PUBBLICAZIONI PERIODICHE	27.196	27.129	-68
2.1.3.	ARMI E MATERIALE BELLICO PER USI MILITARI	223.435	171.803	-51.632
2.2.	ACQUISTO DI SERVIZI EFFETTIVI	8.482.351	7.157.738	-1.324.613
2.2.0.	SOMME NON RIPARTIBILI	740	740	-
2.2.1.	NOLEGGI, LOCAZIONI E LEASING OPERATIVO	1.251.953	1.059.923	-192.030
2.2.2.	MANUTENZIONE ORDINARIA E RIPARAZIONI	1.290.844	806.457	-484.387
2.2.3.	UTENZE, SERVIZI AUSILIARI, SPESE DI PULIZIA	537.934	405.551	-132.383
2.2.4.	SPESE POSTALI E VALORI BOLLATI	43.098	31.656	-11.442
2.2.5.	CORSI DI FORMAZIONE	199.212	165.965	-33.247
2.2.6.	SPESE PER ACCERTAMENTI SANITARI RESI NECESSARI DALL'ATTIVITA' LAVORATIVA	69.702	46.517	-23.185
2.2.7.	SPESE DI RAPPRESENTANZA, RELAZIONI PUBBLICHE, CONVEGNI E MOSTRE, PUBBLICITA'	128.454	85.743	-42.711
2.2.8.	COMMISSIONI, COMITATI, CONSIGLI	178.699	164.206	-14.493
2.2.9.	COMPENSI PER INCARICHI CONTINUATIVI	176.589	155.330	-21.259
2.2.10.	STUDI, CONSULENZE, INDAGINI	81.653	76.797	-4.856
2.2.11.	AGGI DI RISCOSSIONE	698.741	615.430	-83.312
2.2.12.	COMMISSIONI SU TITOLI	601.643	612.853	11.210
2.2.13.	INDENNITA' DI MISSIONE E RIMBORSI SPESE VIAGGI	415.287	358.199	-57.088
2.2.14.	ALTRI SERVIZI	2.713.627	2.481.053	-232.574
2.2.15.	CANONI FIP	94.175	91.319	-2.856
2.3.	ACQUISTO DI SERVIZI FIGURATIVI	145	225	80
2.3.1.	FITTI FIGURATIVI	145	225	80
3.	**IMPOSTE PAGATE SULLA PRODUZIONE**	**4.488.238**	**4.529.135**	**40.897**
3.0.	SOMME NON RIPARTIBILI	-	-	-
3.1.	IMPOSTE PAGATE SULLA PRODUZIONE	4.488.238	4.529.135	40.897

ALLEGATO C

PROGETTO DI BILANCIO DI COMPETENZA DELLO STATO AL NETTO DELLE REGOLAZIONI DEBITORIE

ANALISI ECONOMICA DELLE PREVISIONI A LEGISLAZIONE VIGENTE DI SPESA PER IL 2008

(MIGLIAIA DI EURO)

		PREVISIONI ASSESTATE 2007	PREVISIONI 2008	DIFFERENZE
3.1.1.	IMPOSTE PAGATE SULLA PRODUZIONE	4.488.238	4.529.135	40.897
4.	**TRASFERIMENTI CORRENTI AD AMMINISTRAZIONI PUBBLICHE**	**191.778.165**	**193.011.697**	**1.233.532**
4.0.	SOMME NON RIPARTIBILI	54.477	87.070	32.593
4.1.	AMMINISTRAZIONI CENTRALI	10.310.598	9.753.146	-557.452
4.1.1.	ORGANI COSTITUZIONALI	8.038.377	7.946.705	-91.673
4.1.2.	ENTI PRODUTTORI DI SERVIZI ECONOMICI E DI REGOLAZIONE DELL'ATTIVITA' ECONOMICA	1.148.190	701.224	-446.966
4.1.3.	ENTI PRODUTTORI DI SERVIZI ASSISTENZIALI, RICREATIVI E CULTURALI	595.329	586.871	-8.458
4.1.4.	ENTI DI RICERCA	528.702	518.346	-10.356
4.2.	AMMINISTRAZIONI LOCALI	103.400.085	104.049.574	649.489
4.2.1.	REGIONI	81.556.481	84.665.148	3.108.667
4.2.2.	COMUNI E PROVINCE	13.337.403	11.074.233	-2.263.169
4.2.3.	ENTI PRODUTTORI DI SERVIZI SANITARI	388.472	384.756	-3.717
4.2.5.	ENTI LOCALI PRODUTTORI DI SERVIZI ASSISTENZIALI RICREATIVI E CULTURALI	8.117.729	7.925.437	-192.292
4.3.	ENTI DI PREVIDENZA	78.013.005	79.121.907	1.108.902
4.3.1.	ENTI DI PREVIDENZA E ASSISTENZA SOCIALE	78.013.005	79.121.907	1.108.902
5.	**TRASFERIMENTI CORRENTI A FAMIGLIE E ISTITUZIONI SOCIALI PRIVATE**	**6.285.185**	**3.895.572**	**-2.389.613**
5.0.	SOMME NON RIPARTIBILI	-	17.856	17.856
5.1.	PRESTAZIONI SOCIALI IN DENARO	1.367.876	1.270.894	-96.982
5.1.1.	PRESTAZIONI DI ASSISTENZA SOCIALE	1.169.269	1.079.158	-90.111
5.1.2.	ALTRE PRESTAZIONI	198.607	191.736	-6.871
5.2.	TRASFERIMENTI SOCIALI IN NATURA	306.195	333.584	27.389
5.2.1.	TRASFERIMENTI DI ASSISTENZA SOCIALE	148.424	148.874	450
5.2.2.	ALTRE PRESTAZIONI	157.772	184.711	26.939

ALLEGATO C

PROGETTO DI BILANCIO DI COMPETENZA DELLO STATO AL NETTO DELLE REGOLAZIONI DEBITORIE

ANALISI ECONOMICA DELLE PREVISIONI A LEGISLAZIONE VIGENTE DI SPESA PER IL 2008

(MIGLIAIA DI EURO)

		PREVISIONI ASSESTATE 2007	PREVISIONI 2008	DIFFERENZE
5.3.	ALTRI TRASFERIMENTI	4.611.114	2.273.238	-2.337.876
5.3.1.	FAMIGLIE	2.881.700	591.779	-2.289.921
5.3.2.	ISTITUZIONI SOCIALI PRIVATE	1.729.414	1.681.458	-47.955
6.	**TRASFERIMENTI CORRENTI A IMPRESE**	**5.966.200**	**4.564.046**	**-1.402.154**
6.0.	SOMME NON RIPARTIBILI	-	33.710	33.710
6.1.	CONTRIBUTI AI PRODOTTI E ALLA PRODUZIONE	5.484.479	4.146.096	-1.338.383
6.1.0.	SOMME NON RIPARTIBILI	1.000	-	-1.000
6.1.1.	CONTRIBUTI ALLE IMPORTAZIONI	30.832	30.832	-
6.1.2.	ALTRI CONTRIBUTI AI PRODOTTI	2.500.303	291.523	-2.208.780
6.1.3.	CONTRIBUTI IN CONTO INTERESSI	339.618	342.020	2.402
6.1.4.	ALTRI CONTRIBUTI ALLA PRODUZIONE	2.612.726	3.481.721	868.995
6.2.	ALTRI TRASFERIMENTI A IMPRESE	481.721	384.239	-97.482
6.2.0.	SOMME NON RIPARTIBILI	481.721	384.239	-97.482
7.	**TRASFERIMENTI CORRENTI A ESTERO**	**2.714.751**	**1.682.380**	**-1.032.370**
7.0.	SOMME NON RIPARTIBILI	-	-	-
7.1.	TRASFERIMENTI CORRENTI A ESTERO	2.714.751	1.682.380	-1.032.370
7.1.1.	UNIONE EUROPEA	807.845	36.808	-771.037
7.1.2.	ALTRO	1.906.905	1.645.572	-261.334
8.	**RISORSE PROPRIE CEE**	**16.100.000**	**15.800.000**	**-300.000**
8.0.	SOMME NON RIPARTIBILI	16.100.000	15.800.000	-300.000
9.	**INTERESSI PASSIVI E REDDITI DA CAPITALE**	**75.422.228**	**78.611.596**	**3.189.368**
9.0.	SOMME NON RIPARTIBILI	2.000	2.000	-
9.1.	INTERESSI PASSIVI	75.420.228	78.609.596	3.189.368

ALLEGATO C

PROGETTO DI BILANCIO DI COMPETENZA DELLO STATO AL NETTO DELLE REGOLAZIONI DEBITORIE

ANALISI ECONOMICA DELLE PREVISIONI A LEGISLAZIONE VIGENTE DI SPESA PER IL 2008

(MIGLIAIA DI EURO)

		PREVISIONI ASSESTATE 2007	PREVISIONI 2008	DIFFERENZE
9.1.1.	INTERESSI PASSIVI A BREVE	5.300.042	6.500.000	1.199.958
9.1.2.	INTERESSI PASSIVI SU TITOLI A LUNGA	60.350.000	61.600.000	1.250.000
9.1.3.	INTERESSI SU MUTUI	2.620.148	2.441.928	-178.220
9.1.4.	ALTRI INTERESSI	7.150.038	8.067.669	917.630
10.	**POSTE CORRETTIVE E COMPENSATIVE**	**14.271.428**	**14.053.923**	**-217.506**
10.0.	SOMME NON RIPARTIBILI	50.000	50.000	-
10.1.	RESTITUZIONI E RIMBORSO DI IMPOSTE	7.844.484	7.753.841	-90.643
10.1.1.	RESTITUZIONE E RIMBORSO DI IMPOSTE DIRETTE	7.003.020	7.010.000	6.980
10.1.2.	RESTITUZIONE E RIMBORSO DI IMPOSTE INDIRETTE	841.464	743.841	-97.623
10.2.	VINCITE LOTTO	4.548.000	4.400.000	-148.000
10.3.	ALTRE POSTE CORRETTIVE E COMPENSATIVE	1.828.944	1.850.082	21.138
11.	**AMMORTAMENTI**	**841.333**	**847.170**	**5.837**
11.1.	BENI MOBILI	678.649	684.486	5.837
11.2.	BENI IMMOBILI	162.684	162.684	-
12.	**ALTRE USCITE CORRENTI**	**6.809.113**	**8.285.305**	**1.476.192**
12.0.	SOMME NON RIPARTIBILI	10.030	6.000	-4.030
12.1.	PREMI DI ASSICURAZIONE	5.184	5.135	-50
12.2.	ALTRE USCITE CORRENTI	6.793.898	8.274.170	1.480.271
12.2.1.	FONDI SPECIALI	67.936	144.959	77.023

ALLEGATO C

PROGETTO DI BILANCIO DI COMPETENZA DELLO STATO AL NETTO DELLE REGOLAZIONI DEBITORIE

ANALISI ECONOMICA DELLE PREVISIONI A LEGISLAZIONE VIGENTE DI SPESA PER IL 2008

(MIGLIAIA DI EURO)

		PREVISIONI ASSESTATE 2007	PREVISIONI 2008	DIFFERENZE
12.2.2.	FONDI DI RISERVA	3.288.346	5.550.961	2.262.616
12.2.3.	ALTRE SOMME NON ALTROVE CLASSIFICATE	3.437.616	2.578.249	-859.368

ALLEGATO C

PROGETTO DI BILANCIO DI COMPETENZA DELLO STATO AL NETTO DELLE REGOLAZIONI DEBITORIE

ANALISI ECONOMICA DELLE PREVISIONI A LEGISLAZIONE VIGENTE DI SPESA PER IL 2008

(MIGLIAIA DI EURO)

		PREVISIONI ASSESTATE 2007	PREVISIONI 2008	DIFFERENZE
	TITOLO II - SPESE IN CONTO CAPITALE	**45.424.543**	**45.048.755**	**-375.788**
21.	**INVESTIMENTI FISSI LORDI E ACQUISTI DI TERRENI**	**5.798.869**	**6.070.225**	**271.356**
21.0.	SOMME NON RIPARTIBILI	141.091	1.600.000	1.458.909
21.1.	INVESTIMENTI FISSI LORDI	5.637.707	4.450.205	-1.187.502
21.1.1.	MEZZI DI TRASPORTO	133.054	100.583	-32.471
21.1.2.	MOBILI, MACCHINARI, ATTREZZATURE	127.253	130.429	3.176
21.1.3.	FABBRICATI RESIDENZIALI	34.062	34.062	-
21.1.4.	FABBRICATI NON RESIDENZIALI	242.769	253.768	10.999
21.1.5.	OPERE PUBBLICHE	628.939	679.777	50.838
21.1.6.	SOFTWARE E HARDWARE	355.384	364.073	8.688
21.1.7.	INFRASTRUTTURE MILITARI	111.092	247.360	136.268
21.1.8.	ARMI LEGGERE E VEICOLI PER SICUREZZA PUBBLICA	87.494	87.513	20
21.1.9.	ALTRI INVESTIMENTI	3.917.659	2.552.639	-1.365.020
21.2.	ACQUISTI DI TERRENI E BENI MATERIALI NON PRODOTTI	20.070	20.020	-50
22.	**CONTRIBUTI AGLI INVESTIMENTI**	**19.927.824**	**20.407.020**	**479.196**
22.0.	SOMME NON RIPARTIBILI	-	-	-
22.1.	AMMINISTRAZIONI CENTRALI	8.458.285	9.627.653	1.169.369
22.1.1.	ENTI PRODUTTORI DI SERVIZI ECONOMICI E DI REGOLAZIONE DELL'ATTIVITA' ECONOMICA	6.442.684	7.541.326	1.098.642
22.1.2.	ENTI PRODUTTORI DI SERVIZI ASSISTENZIALI, RICREATIVI E CULTURALI	12.014	82.014	70.000
22.1.3.	ENTI DI RICERCA	2.003.586	2.004.313	727
22.2.	AMMINISTRAZIONI LOCALI	10.091.703	9.924.641	-167.062

ALLEGATO C

PROGETTO DI BILANCIO DI COMPETENZA DELLO STATO AL NETTO DELLE REGOLAZIONI DEBITORIE

ANALISI ECONOMICA DELLE PREVISIONI A LEGISLAZIONE VIGENTE DI SPESA PER IL 2008

(MIGLIAIA DI EURO)

		PREVISIONI ASSESTATE 2007	PREVISIONI 2008	DIFFERENZE
22.2.1.	REGIONI	4.906.915	4.900.137	-6.777
22.2.2.	COMUNI E PROVINCE	4.378.492	4.435.181	56.689
22.2.3.	ENTI PRODUTTORI DI SERVIZI SANITARI	8.500	8.500	-
22.2.4.	ENTI LOCALI PRODUTTORI DI SERVIZI ECONOMICI E DI REGOLAZIONE DELL'ATTIVITA' ECONOMICA	502.650	479.211	-23.439
22.2.5.	ENTI LOCALI PRODUTTORI DI SERVIZI ASSISTENZIALI, RICREATIVI E CULTURALI	295.146	101.612	-193.534
22.3.	ENTI DI PREVIDENZA E ASSISTENZA SOCIALE	1.377.836	854.726	-523.111
22.3.1.	ENTI DI PREVIDENZA E ASSISTENZA SOCIALE	1.377.836	854.726	-523.111
23.	**CONTRIBUTI AGLI INVESTIMENTI AD IMPRESE**	**10.131.036**	**8.862.539**	**-1.268.497**
23.0.	SOMME NON RIPARTIBILI	20.000	20.000	-
23.1.	IMPRESE PRIVATE	4.571.310	4.620.113	48.803
23.1.1.	IMPRESE PRIVATE	4.571.310	4.620.113	48.803
23.2.	IMPRESE PUBBLICHE	5.539.725	4.222.425	-1.317.300
23.2.1.	IMPRESE PUBBLICHE	5.539.725	4.222.425	-1.317.300
24.	**CONTRIBUTI AGLI INVESTIMENTI A FAMIGLIE E ISTITUZIONI SOCIALI PRIVATE**	**90.792**	**68.136**	**-22.656**
24.0.	SOMME NON RIPARTIBILI	15.000	15.000	-
24.1.	FAMIGLIE E ISTITUZIONI SOCIALI PRIVATE	75.792	53.136	-22.656
25.	**CONTRIBUTI AGLI INVESTIMENTI A ESTERO**	**353.636**	**175.446**	**-178.190**
25.0.	SOMME NON RIPARTIBILI	-	-	-
25.1.	ESTERO	353.636	175.446	-178.190
25.1.1.	UNIONE EUROPEA	60.839	57.674	-3.165
25.1.2.	ALTRO	292.797	117.772	-175.025

ALLEGATO C

PROGETTO DI BILANCIO DI COMPETENZA DELLO STATO AL NETTO DELLE REGOLAZIONI DEBITORIE

ANALISI ECONOMICA DELLE PREVISIONI A LEGISLAZIONE VIGENTE DI SPESA PER IL 2008

(MIGLIAIA DI EURO)

		PREVISIONI ASSESTATE 2007	PREVISIONI 2008	DIFFERENZE
26.	**ALTRI TRASFERIMENTI IN CONTO CAPITALE**	**7.915.476**	**9.115.479**	**1.200.003**
26.0.	SOMME NON RIPARTIBILI	85.000	15.000	-70.000
26.1.	AMMINISTRAZIONI PUBBLICHE	1.987.306	1.881.017	-106.289
26.1.1.	RIPIANO DEBITI PREGRESSI	1.959.416	1.847.627	-111.789
26.1.2.	TRASFERIMENTI A ENTI PREVIDENZIALI IN RELAZIONE AD OPERAZIONI DI CARTOLARIZZAZIONE	-	-	-
26.1.3.	ALTRI	27.890	33.390	5.500
26.2.	IMPRESE	170.426	140.893	-29.534
26.2.0.	SOMME NON RIPARTIBILI	75.370	75.370	-
26.2.1.	RIPIANO DEBITI PREGRESSI	-	-	-
26.2.2.	ALTRI	95.057	65.523	-29.534
26.3.	FAMIGLIE E ISTITUZIONI SOCIALI PRIVATE	774	774	-
26.3.2.	ALTRI	774	774	-
26.4.	ALTRI TRASFERIMENTI	5.671.969	7.077.796	1.405.826
26.4.1.	FONDI SPECIALI	316.545	238.344	-78.201
26.4.3.	SOMME NON ALTROVE CLASSIFICATE	5.355.424	6.839.452	1.484.027
31.	**ACQUISIZIONI DI ATTIVITA' FINANZIARIE**	**1.206.911**	**349.911**	**-857.000**
31.3.	CONCESSIONE DI PRESTITI	240.000	220.000	-20.000
31.3.1.	A BREVE TERMINE	20.000	-	-20.000
31.3.2.	A LUNGO TERMINE	220.000	220.000	-
31.4.	AZIONI E ALTRE PARTECIPAZIONI	966.911	129.911	-837.000
31.4.2.	AZIONI NON QUOTATE	-	-	-
31.4.3.	ALTRE PARTECIPAZIONI	966.911	129.911	-837.000

ALLEGATO C

PROGETTO DI BILANCIO DI COMPETENZA DELLO STATO AL NETTO DELLE REGOLAZIONI DEBITORIE

ANALISI ECONOMICA DELLE PREVISIONI A LEGISLAZIONE VIGENTE DI SPESA PER IL 2008

(MIGLIAIA DI EURO)

		PREVISIONI ASSESTATE 2007	PREVISIONI 2008	DIFFERENZE
	TITOLO III - RIMBORSO PASSIVITA' FINANZIARIE	**191.193.647**	**198.212.470**	**7.018.822**
61.	**RIMBORSO PASSIVITA' FINANZIARIE**	**191.193.647**	**198.212.470**	**7.018.822**
61.2.	TITOLI	188.710.000	194.870.000	6.160.000
61.2.1.	A BREVE TERMINE	52.000.000	55.000.000	3.000.000
61.2.2.	A LUNGO TERMINE	136.710.000	139.870.000	3.160.000
61.3.	PRESTITI	2.483.647	3.342.470	858.822
61.3.2.	A LUNGO TERMINE	2.483.647	3.342.470	858.822
	TOTALE GENERALE	**659.479.199**	**665.121.344**	**5.642.145**

ALLEGATO D

PROGETTO DI BILANCIO DI COMPETENZA DELLO STATO AL NETTO DELLE REGOLAZIONI DEBITORIE
ANALISI PER CODICE FUNZIONALE (COFOG) DELLE PREVISIONI A LEGISLAZIONE VIGENTE DI SPESA PER IL 2008
A RAFFRONTO CON IL BILANCIO ASSESTATO, EMENDATO ED INTEGRATO 2007

(MIGLIAIA DI EURO)

		PREVISIONI ASSESTATE 2007	PREVISIONI 2008	DIFFERENZE
1.	**SERVIZI GENERALI DELLE PUBBLICHE AMMINISTRAZIONI**	**409.896.126**	**423.149.503**	**13.253.377**
1.1.	ORGANI ESECUTIVI E LEGISLATIVI, ATTIVITA' FINANZIARIE E FISCALI E AFFARI ESTERI	39.031.020	28.012.490	-11.018.530
1.1.1.	ORGANI ESECUTIVI E LEGISLATIVI	3.788.536	3.867.504	78.968
1.1.2.	AFFARI FINANZIARI E FISCALI	33.841.375	22.928.917	-10.912.458
1.1.3.	AFFARI ESTERI	1.401.109	1.216.069	-185.040
1.2.	AIUTI ECONOMICI INTERNAZIONALI	1.965.683	711.316	-1.254.367
1.2.1.	AIUTI ECONOMICI AI PAESI IN VIA DI SVILUPPO ED IN TRANSIZIONE	731.941	444.828	-287.113
1.2.2.	AIUTI ECONOMICI EROGATI ATTRAVERSO ORGANISMI INTERNAZIONALI	1.233.742	266.488	-967.254
1.3.	SERVIZI GENERALI	3.143.217	3.121.334	21.883
1.3.1.	SERVIZI GENERALI DEL PERSONALE	474	486	12
1.3.2.	SERVIZI DI PROGRAMMAZIONE	475.456	430.137	-45.319
1.3.3.	SERVIZI STATISTICI	169.980	162.288	-7.692
1.3.4.	ALTRI SERVIZI	2.497.307	2.528.423	31.116
1.4.	RICERCA DI BASE	2.098.594	2.148.045	49.450
1.4.1.	RICERCA DI BASE	2.098.594	2.148.045	49.450
1.6.	SERVIZI PUBBLICI GENERALI NON ALTRIMENTI CLASSIFICABILI	23.937.416	31.945.100	8.007.684
1.6.1.	SERVIZI PUBBLICI GENERALI NON ALTRIMENTI CLASSIFICABILI	23.937.416	31.945.100	8.007.684
1.7.	TRANSAZIONI RELATIVE AL DEBITO PUBBLICO	251.168.242	264.773.135	13.604.893
1.7.1.	TRANSAZIONI RELATIVE AL DEBITO PUBBLICO	251.168.242	264.773.135	13.604.893
1.8.	TRASFERIMENTI A CARATTERE GENERALE TRA DIVERSI LIVELLI DI GOVERNO	88.551.954	92.438.082	3.886.128
1.8.1.	TRASFERIMENTI A CARATTERE GENERALE TRA DIVERSI LIVELLI DI GOVERNO	88.551.954	92.438.082	3.886.128
2.	**DIFESA**	**19.782.917**	**18.563.531**	**-1.219.386**
2.1.	DIFESA MILITARE	15.732.887	14.844.142	-888.745
2.1.1.	DIFESA MILITARE	15.732.887	14.844.142	-888.745

ALLEGATO D

PROGETTO DI BILANCIO DI COMPETENZA DELLO STATO AL NETTO DELLE REGOLAZIONI DEBITORIE
ANALISI PER CODICE FUNZIONALE (COFOG) DELLE PREVISIONI A LEGISLAZIONE VIGENTE DI SPESA PER IL 2008
A RAFFRONTO CON IL BILANCIO ASSESTATO, EMENDATO ED INTEGRATO 2007

(MIGLIAIA DI EURO)

		PREVISIONI ASSESTATE 2007	PREVISIONI 2008	DIFFERENZE
2.2.	DIFESA CIVILE	2.217.625	2.013.260	-204.365
2.2.1.	DIFESA CIVILE	2.217.625	2.013.260	-204.365
2.4.	RICERCA E SVILUPPO PER LA DIFESA	379.479	228.461	-151.018
2.4.1.	RICERCA E SVILUPPO PER LA DIFESA	379.479	228.461	-151.018
2.5.	DIFESA NON ALTRIMENTI CLASSIFICABILE	1.452.926	1.477.668	24.742
2.5.1.	DIFESA NON ALTRIMENTI CLASSIFICABILE	1.452.926	1.477.668	24.742
3.	**ORDINE PUBBLICO E SICUREZZA**	**21.659.187**	**21.002.614**	**-656.573**
3.1.	SERVIZI DI POLIZIA	10.674.994	10.276.095	-398.899
3.1.1.	SERVIZI DI POLIZIA	10.674.994	10.276.095	-398.899
3.2.	SERVIZI ANTINCENDIO	1.799.781	1.783.833	-15.948
3.2.1.	SERVIZI ANTINCENDIO	1.799.781	1.783.833	-15.948
3.3.	TRIBUNALI	4.104.770	4.049.005	-55.765
3.3.1.	TRIBUNALI	4.104.770	4.049.005	-55.765
3.4.	CARCERI	2.953.364	2.871.008	-82.356
3.4.1.	CARCERI	2.953.364	2.871.008	-82.356
3.5.	RICERCA E SVILUPPO CONNESSI ALL'ORDINE PUBBLICO E SICUREZZA	220	198	-22
3.5.1.	RICERCA E SVILUPPO CONNESSI ALL'ORDINE PUBBLICO E SICUREZZA	220	198	-22
3.6.	ORDINE PUBBLICO E SICUREZZA NON ALTRIMENTI CLASSIFICABILI	2.126.058	2.022.475	-103.583
3.6.1.	ORDINE PUBBLICO E SICUREZZA NON ALTRIMENTI CLASSIFICABILI	2.126.058	2.022.475	-103.583
4.	**AFFARI ECONOMICI**	**54.573.877**	**56.418.356**	**1.155.521**
4.1.	AFFARI GENERALI ECONOMICI, COMMERCIALI E DEL LAVORO	36.856.094	35.967.576	-888.518
4.1.1.	AFFARI GENERALI ECONOMICI E COMMERCIALI	22.546.810	22.993.295	446.485
4.1.2.	AFFARI GENERALI DEL LAVORO	14.309.284	12.974.281	-1.335.003
4.2.	AGRICOLTURA, SILVICOLTURA, PESCA E CACCIA	1.588.192	1.508.262	-79.930

ALLEGATO D

PROGETTO DI BILANCIO DI COMPETENZA DELLO STATO AL NETTO DELLE REGOLAZIONI DEBITORIE
ANALISI PER CODICE FUNZIONALE (COFOG) DELLE PREVISIONI A LEGISLAZIONE VIGENTE DI SPESA PER IL 2008
A RAFFRONTO CON IL BILANCIO ASSESTATO, EMENDATO ED INTEGRATO 2007

(MIGLIAIA DI EURO)

		PREVISIONI ASSESTATE 2007	PREVISIONI 2008	DIFFERENZE
4.2.1.	AGRICOLTURA	1.474.986	1.446.867	-28.120
4.2.2.	SILVICOLTURA	22.383	20.979	-1.404
4.2.3.	PESCA E CACCIA	90.823	40.416	-50.407
4.3.	COMBUSTIBILI ED ENERGIA	105.818	107.574	1.756
4.3.2.	PETROLIO E GAS NATURALI	60.337	62.074	1.737
4.3.3.	COMBUSTIBILI NUCLEARI	44.544	44.570	26
4.3.5.	ENERGIA ELETTRICA	937	930	-7
4.4.	ATTIVITA' ESTRATTIVE, MANIFATTURIERE ED EDILIZIE	2.837.054	3.257.236	420.182
4.4.1.	ATTIVITA' ESTRATTIVE DI MINERALI DIVERSI DAI COMBUSTIBILI	3.247	3.491	243
4.4.2.	ATTIVITA' MANIFATTURIERE	2.833.806	3.253.746	419.940
4.5.	TRASPORTI	13.011.169	11.310.084	1.691.085
4.5.1.	TRASPORTI SU STRADA	2.797.198	2.295.273	-501.925
4.5.2.	TRASPORTI PER VIE D'ACQUA	837.252	767.784	-69.468
4.5.3.	TRASPORTO SU ROTAIA	9.114.240	8.074.507	-1.039.733
4.5.4.	TRASPORTO AEREI	179.034	138.985	-40.049
4.5.5.	TRASPORTI PER CONDOTTE E ALTRI TIPI	73.445	33.536	-39.909
4.6.	COMUNICAZIONI	1.862.278	2.928.464	1.066.186
4.6.1.	COMUNICAZIONI	1.814.578	2.928.464	1.113.885
4.7.	ALTRI SETTORI	1.855	712	-1.143
4.7.1.	DISTRIBUZIONE COMMERCIALE, CONSERVAZIONE E MAGAZZINAGGIO	-	-	-
4.7.3.	TURISMO	1.855	712	-1.143
4.8.	RICERCA E SVILUPPO PER GLI AFFARI ECONOMICI	925.430	957.760	32.330
4.8.1.	RICERCA E SVILUPPO PER GLI AFFARI GENERALI ECONOMICI, COMMERCIALI E DEL LAVORO	1.847	1.823	-24
4.8.2.	RICERCA E SVILUPPO PER AGRICOLTURA, SILVICOLTURA, PESCA E CACCIA	155.131	182.015	26.884

ALLEGATO D

PROGETTO DI BILANCIO DI COMPETENZA DELLO STATO AL NETTO DELLE REGOLAZIONI DEBITORIE
ANALISI PER CODICE FUNZIONALE (COFOG) DELLE PREVISIONI A LEGISLAZIONE VIGENTE DI SPESA PER IL 2008
A RAFFRONTO CON IL BILANCIO ASSESTATO, EMENDATO ED INTEGRATO 2007

(MIGLIAIA DI EURO)

		PREVISIONI ASSESTATE 2007	PREVISIONI 2008	DIFFERENZE
4.8.3.	RICERCA E SVILUPPO PER COMBUSTIBILI ED ENERGIA	194.613	192.079	-2.534
4.8.4.	RICERCA E SVILUPPO PER ATTIVITA' ESTRATTIVE, MANIFATTURIERE ED EDILIZIE	556.147	559.916	3.769
4.8.5.	RICERCA E SVILUPPO PER TRASPORTI	9.843	16.104	6.261
4.8.6.	RICERCA E SVILUPPO PER COMUNICAZIONI	7.849	5.822	-2.027
4.9.	AFFARI ECONOMICI NON ALTRIMENTI CLASSIFICABILI	395.987	380.689	-15.299
4.9.1.	AFFARI ECONOMICI NON ALTRIMENTI CLASSIFICABILI	395.987	380.689	-15.299
5.	**PROTEZIONE DELL'AMBIENTE**	**1.521.181**	**1.405.760**	**-115.471**
5.1.	TRATTAMENTO DEI RIFIUTI	8.255	6.897	-1.357
5.1.1.	TRATTAMENTO DEI RIFIUTI	8.255	6.897	-1.357
5.2.	TRATTAMENTO DELLE ACQUE REFLUE	9.994	9.908	-86
5.2.1.	TRATTAMENTO DELLE ACQUE REFLUE	9.994	9.908	-86
5.3.	RIDUZIONE DELL'INQUINAMENTO	231.084	219.385	-11.699
5.3.1.	RIDUZIONE DELL'INQUINAMENTO	231.084	219.385	-11.699
5.4.	PROTEZIONE DELLE BIODIVERSITA' E DEI BENI PAESAGGISTICI	663.782	572.670	-91.112
5.4.1.	PROTEZIONE DELLE BIODIVERSITA' E DEI BENI PAESAGGISTICI	663.782	572.670	-91.112
5.5.	RICERCA E SVILUPPO PER LA PROTEZIONE DELL'AMBIENTE	103.137	101.127	-2.009
5.5.1.	RICERCA E SVILUPPO PER LA PROTEZIONE DELL'AMBIENTE	103.137	101.127	-2.009
5.6.	PROTEZIONE DELL'AMBIENTE NON ALTRIMENTI CLASSIFICABILE	504.929	495.773	-9.156
5.6.1.	PROTEZIONE DELL'AMBIENTE NON ALTRIMENTI CLASSIFICABILE	504.929	495.773	-9.156
6.	**ABITAZIONI E ASSETTO TERRITORIALE**	**2.501.054**	**1.522.504**	**-978.550**
6.1.	SVILUPPO DELLE ABITAZIONI	1.330.013	639.463	-690.550
6.1.1.	SVILUPPO DELLE ABITAZIONI	1.330.013	639.463	-690.550
6.2.	ASSETTO TERRITORIALE	851.908	587.875	-264.033
6.2.1.	ASSETTO TERRITORIALE	851.908	587.875	-264.033

ALLEGATO D

PROGETTO DI BILANCIO DI COMPETENZA DELLO STATO AL NETTO DELLE REGOLAZIONI DEBITORIE

ANALISI PER CODICE FUNZIONALE (COFOG) DELLE PREVISIONI A LEGISLAZIONE VIGENTE DI SPESA PER IL 2008

A RAFFRONTO CON IL BILANCIO ASSESTATO, EMENDATO ED INTEGRATO 2007

(MIGLIAIA DI EURO)

		PREVISIONI ASSESTATE 2007	PREVISIONI 2008	DIFFERENZE
6.3.	APPROVVIGIONAMENTO IDRICO	303.134	281.761	-21.373
6.3.1.	APPROVVIGIONAMENTO IDRICO	303.134	281.761	-21.373
6.6.	ABITAZIONI E ASSETTO TERRITORIALE NON ALTRIMENTI CLASSIFICABILI	15.999	13.403	-2.596
6.6.1.	ABITAZIONI E ASSETTO TERRITORIALE NON ALTRIMENTI CLASSIFICABILI	15.999	13.403	-2.596
7.	**SANITA'**	**12.537.415**	**10.928.516**	**-1.608.899**
7.1.	PRODOTTI, ATTREZZATURE E APPARECCHI SANITARI	56.345	56.100	-245
7.1.1.	PRODOTTI FARMACEUTICI	50.253	49.531	-722
7.1.2.	ALTRI PRODOTTI SANITARI	4.360	4.656	296
7.1.3.	APPARECCHI ED ATTREZZATURE TERAPEUTICHE	1.732	1.913	181
7.4.	SERVIZI DI SANITA' PUBBLICA	613.137	518.827	94.310
7.4.1.	SERVIZI DI SANITA' PUBBLICA	613.137	518.827	94.310
7.5.	RICERCA E SVILUPPO PER LA SANITA'	617.072	553.752	-63.320
7.5.1.	RICERCA E SVILUPPO PER LA SANITA'	617.072	553.752	-63.320
7.6.	SANITA' NON ALTRIMENTI CLASSIFICABILE	11.250.861	9.799.837	-1.451.023
7.6.1.	SANITA' NON ALTRIMENTI CLASSIFICABILE	11.250.861	9.799.837	-1.451.023
8.	**ATTIVITA' RICREATIVE, CULTURALI E DI CULTO**	**10.308.157**	**9.926.768**	**-381.389**
8.1.	ATTIVITA' RICREATIVE	5.505.025	5.340.232	-164.793
8.1.1.	ATTIVITA' RICREATIVE	5.505.025	5.340.232	-164.793
8.2.	ATTIVITA' CULTURALI	1.351.037	1.280.498	-70.539
8.2.1.	ATTIVITA' CULTURALI	1.351.037	1.280.498	-70.539
8.3.	SERVIZI RADIOTELEVISIVI E DI EDITORIA	2.312.982	2.149.097	-163.885
8.3.1.	SERVIZI RADIOTELEVISIVI E DI EDITORIA	2.312.982	2.149.097	-163.885
8.4.	SERVIZI DI CULTO E ALTRI SERVIZI PER LE COMUNITA'	236.604	238.135	1.531
8.4.1.	SERVIZI DI CULTO E ALTRI SERVIZI PER LE COMUNITA'	236.604	238.135	1.531

ALLEGATO D

PROGETTO DI BILANCIO DI COMPETENZA DELLO STATO AL NETTO DELLE REGOLAZIONI DEBITORIE
ANALISI PER CODICE FUNZIONALE (COFOG) DELLE PREVISIONI A LEGISLAZIONE VIGENTE DI SPESA PER IL 2008
A RAFFRONTO CON IL BILANCIO ASSESTATO, EMENDATO ED INTEGRATO 2007

(MIGLIAIA DI EURO)

		PREVISIONI ASSESTATE 2007	PREVISIONI 2008	DIFFERENZE
8.5.	RICERCA E SVILUPPO PER ATTIVITA' RICREATIVE, CULTURALI E DI CULTO	130.488	132.311	1.823
8.5.1.	RICERCA E SVILUPPO PER ATTIVITA' RICREATIVE, CULTURALI E DI CULTO	130.488	132.311	1.823
8.6.	ATTIVITA' RICREATIVE, CULTURALI E DI CULTO NON ALTRIMENTI CLASSIFICABILI	772.021	786.495	14.474
8.6.1.	ATTIVITA' RICREATIVE, CULTURALI E DI CULTO NON ALTRIMENTI CLASSIFICABILI	772.021	786.495	14.474
9.	**ISTRUZIONE**	**50.992.620**	**50.217.790**	**-774.830**
9.1.	ISTRUZIONE PRESCOLASTICA E PRIMARIA	19.947.179	19.702.495	-244.684
9.1.1.	ISTRUZIONE PRESCOLASTICA	4.586.132	4.609.916	67.675
9.1.2.	ISTRUZIONE PRIMARIA	15.361.132	15.092.580	-268.467
9.2.	ISTRUZIONE SECONDARIA	21.397.297	21.259.348	-137.949
9.2.1.	ISTRUZIONE SECONDARIA INFERIORE	8.760.185	8.579.047	-181.138
9.2.2.	ISTRUZIONE SECONDARIA SUPERIORE	12.637.112	12.680.301	43.189
9.3.	ISTRUZIONE POST-SECONDARIA NON SUPERIORE	88.639	92.752	4.114
9.3.3.	ISTRUZIONE POST-SECONDARIA NON SUPERIORE	88.639	92.752	4.114
9.4.	ISTRUZIONE SUPERIORE	8.096.129	7.680.546	-415.583
9.4.1.	PRIMO GRADO DI ISTRUZIONE SUPERIORE	7.888.367	7.481.682	-406.685
9.4.2.	SECONDO GRADO DI ISTRUZIONE SUPERIORE	207.762	198.864	-8.898
9.7.	RICERCA E SVILUPPO PER L'ISTRUZIONE	10.463	10.029	-433
9.7.3.	RICERCA E SVILUPPO PER L'ISTRUZIONE	10.463	10.029	-433
9.8.	ISTRUZIONE NON ALTRIMENTI CLASSIFICABILE	1.452.914	1.472.619	-19.705
9.8.3.	ISTRUZIONE NON ALTRIMENTI CLASSIFICABILE	1.452.914	1.472.619	-19.705
10.	**PROTEZIONE SOCIALE**	**72.706.665**	**71.986.003**	**-720.662**
10.1.	MALATTIA E INVALIDITA'	18.362.357	18.360.628	-1.729
10.1.2.	INVALIDITA'	18.362.357	18.360.628	-1.729
10.2.	VECCHIAIA	24.810.653	24.416.684	-393.969

ALLEGATO D

PROGETTO DI BILANCIO DI COMPETENZA DELLO STATO AL NETTO DELLE REGOLAZIONI DEBITORIE
ANALISI PER CODICE FUNZIONALE (COFOG) DELLE PREVISIONI A LEGISLAZIONE VIGENTE DI SPESA PER IL 2008
A RAFFRONTO CON IL BILANCIO ASSESTATO, EMENDATO ED INTEGRATO 2007

(MIGLIAIA DI EURO)

		PREVISIONI ASSESTATE 2007	PREVISIONI 2008	DIFFERENZE
10.2.1.	VECCHIAIA	24.810.653	24.416.684	-393.969
10.3.	SUPERSTITI	6.107	5.750	-357
10.3.1.	SUPERSTITI	6.107	5.750	-357
10.4.	FAMIGLIA	3.109.951	2.766.234	-343.717
10.4.1.	FAMIGLIA	3.109.951	2.766.234	-343.717
10.5.	DISOCCUPAZIONE	3.195.584	2.963.461	-232.123
10.5.1.	DISOCCUPAZIONE	3.195.584	2.963.461	-232.123
10.7.	ESCLUSIONE SOCIALE NON ALTRIMENTI CLASSIFICABILE	7.345.706	5.476.566	-1.869.140
10.7.1.	ESCLUSIONE SOCIALE NON ALTRIMENTI CLASSIFICABILE	7.345.706	5.476.566	-1.869.140
10.9.	PROTEZIONE SOCIALE NON ALTRIMENTI CLASSIFICABILE	15.876.308	17.996.681	2.120.373
10.9.1.	PROTEZIONE SOCIALE NON ALTRIMENTI CLASSIFICABILE	15.876.308	17.996.681	2.120.373
	TOTALE GENERALE	**659.479.199**	**665.121.344**	**5.642.145**

ALLEGATO E

PROGETTO DI BILANCIO DI COMPETENZA DELLO STATO AL NETTO DELLE REGOLAZIONI DEBITORIE

ANALISI PER MISSIONE, TITOLO E CATEGORIA ECONOMICA DELLE PREVISIONI A LEGISLAZIONE VIGENTE DI SPESA PER IL 2008

A RAFFRONTO CON LE PREVISIONI ASSESTATE, EMENDATE ED INTEGRATE 2007

(MIGLIAIA DI EURO)

	PREVISIONI ASSESTATE 2007	PREVISIONI 2008	DIFFERENZE
Organi costituzionali, a rilevanza costituzionale e Presidenza del Consiglio dei ministri	**3.205.134**	**3.232.614**	**27.480**
TITOLO I - SPESE CORRENTI	3.205.134	3.232.614	27.480
TRASFERIMENTI CORRENTI AD AMMINISTRAZIONI PUBBLICHE	3.000.815	3.028.295	27.480
TRASFERIMENTI CORRENTI A FAMIGLIE E ISTITUZIONI SOCIALI PRIVATE	204.319	204.319	-
Amministrazione generale e supporto alla rappresentanza generale di Governo e dello Stato sul territorio	**355.970**	**353.460**	**-2.510**
TITOLO I - SPESE CORRENTI	353.789	351.500	-2.289
REDDITI DA LAVORO DIPENDENTE	292.122	295.303	3.181
CONSUMI INTERMEDI	42.032	35.460	-6.573
IMPOSTE PAGATE SULLA PRODUZIONE	19.586	20.350	765
TRASFERIMENTI CORRENTI AD AMMINISTRAZIONI PUBBLICHE	-	-	-
INTERESSI PASSIVI E REDDITI DA CAPITALE		-	
ALTRE USCITE CORRENTI	49	387	338
TITOLO II - SPESE IN CONTO CAPITALE	2.181	1.959	-222
INVESTIMENTI FISSI LORDI E ACQUISTI DI TERRENI	2.181	1.959	-222
Relazioni finanziarie con le autonomie territoriali	**97.960.870**	**100.023.436**	**2.062.566**
TITOLO I - SPESE CORRENTI	93.182.429	93.825.478	643.049
REDDITI DA LAVORO DIPENDENTE	22.108	19.391	-2.716
CONSUMI INTERMEDI	11.818	13.838	2.020
IMPOSTE PAGATE SULLA PRODUZIONE	1.591	1.342	-249
TRASFERIMENTI CORRENTI AD AMMINISTRAZIONI PUBBLICHE	92.950.621	93.782.907	832.286
TRASFERIMENTI CORRENTI A FAMIGLIE E ISTITUZIONI SOCIALI PRIVATE	-	-	-
TRASFERIMENTI CORRENTI A IMPRESE	188.242	-	-188.242
INTERESSI PASSIVI E REDDITI DA CAPITALE		-	
POSTE CORRETTIVE E COMPENSATIVE	8.000	8.000	-

ALLEGATO E

PROGETTO DI BILANCIO DI COMPETENZA DELLO STATO AL NETTO DELLE REGOLAZIONI DEBITORIE
ANALISI PER MISSIONE, TITOLO E CATEGORIA ECONOMICA DELLE PREVISIONI A LEGISLAZIONE VIGENTE DI SPESA PER IL 2008
A RAFFRONTO CON LE PREVISIONI ASSESTATE, EMENDATE ED INTEGRATE 2007
(MIGLIAIA DI EURO)

	PREVISIONI ASSESTATE 2007	PREVISIONI 2008	DIFFERENZE
ALTRE USCITE CORRENTI	49	-	-49
TITOLO II - SPESE IN CONTO CAPITALE	4.778.441	6.197.958	1.419.517
INVESTIMENTI FISSI LORDI E ACQUISTI DI TERRENI	39.151	32.406	-6.745
CONTRIBUTI AGLI INVESTIMENTI	4.726.255	6.152.453	1.426.198
CONTRIBUTI AGLI INVESTIMENTI AD IMPRESE	5.000	5.000	-
CONTRIBUTI AGLI INVESTIMENTI A FAMIGLIE E ISTITUZIONI SOCIALI PRIVATE	516	516	-
ALTRI TRASFERIMENTI IN CONTO CAPITALE	7.518	7.581	63
L'Italia in Europa e nel mondo	**24.515.397**	**24.048.038**	**-467.359**
TITOLO I - SPESE CORRENTI	19.445.166	18.118.718	-1.326.448
REDDITI DA LAVORO DIPENDENTE	640.748	644.289	3.541
CONSUMI INTERMEDI	100.381	85.576	-14.805
IMPOSTE PAGATE SULLA PRODUZIONE	5.256	5.466	210
TRASFERIMENTI CORRENTI AD AMMINISTRAZIONI PUBBLICHE	55.049	51.580	-3.469
TRASFERIMENTI CORRENTI A FAMIGLIE E ISTITUZIONI SOCIALI PRIVATE	89.557	79.321	-10.236
TRASFERIMENTI CORRENTI A IMPRESE	278	274	-4
TRASFERIMENTI CORRENTI A ESTERO	2.450.712	1.449.067	-1.001.645
RISORSE PROPRIE CEE	16.100.000	15.800.000	-300.000
POSTE CORRETTIVE E COMPENSATIVE	-	-	-
ALTRE USCITE CORRENTI	3.185	3.146	-39
TITOLO II - SPESE IN CONTO CAPITALE	5.070.231	5.929.320	859.089
INVESTIMENTI FISSI LORDI E ACQUISTI DI TERRENI	1.532	1.036	-496
CONTRIBUTI AGLI INVESTIMENTI	4.768.291	5.801.291	1.033.000
CONTRIBUTI AGLI INVESTIMENTI AD IMPRESE	-	-	-
CONTRIBUTI AGLI INVESTIMENTI A ESTERO	300.407	126.992	-173.415

ALLEGATO E

PROGETTO DI BILANCIO DI COMPETENZA DELLO STATO AL NETTO DELLE REGOLAZIONI DEBITORIE

ANALISI PER MISSIONE, TITOLO E CATEGORIA ECONOMICA DELLE PREVISIONI A LEGISLAZIONE VIGENTE DI SPESA PER IL 2008

A RAFFRONTO CON LE PREVISIONI ASSESTATE, EMENDATE ED INTEGRATE 2007

(MIGLIAIA DI EURO)

	PREVISIONI ASSESTATE 2007	PREVISIONI 2008	DIFFERENZE
ACQUISIZIONI DI ATTIVITA' FINANZIARIE	-	-	-
Difesa e sicurezza del territorio	**20.778.778**	**19.171.979**	**-1.606.799**
TITOLO I - SPESE CORRENTI	17.791.087	17.232.434	-558.653
REDDITI DA LAVORO DIPENDENTE	14.232.847	13.807.847	-425.000
CONSUMI INTERMEDI	2.241.833	1.203.120	-1.038.713
IMPOSTE PAGATE SULLA PRODUZIONE	861.149	858.827	-2.322
TRASFERIMENTI CORRENTI AD AMMINISTRAZIONI PUBBLICHE	59.664	57.613	-2.051
TRASFERIMENTI CORRENTI A FAMIGLIE E ISTITUZIONI SOCIALI PRIVATE	5.944	6.033	89
TRASFERIMENTI CORRENTI A ESTERO	152.032	165.566	13.534
INTERESSI PASSIVI E REDDITI DA CAPITALE	4.850	4.350	-500
POSTE CORRETTIVE E COMPENSATIVE	66.474	65.601	-873
ALTRE USCITE CORRENTI	166.295	1.063.478	897.183
TITOLO II - SPESE IN CONTO CAPITALE	2.987.691	1.939.545	-1.048.146
INVESTIMENTI FISSI LORDI E ACQUISTI DI TERRENI	2.964.272	1.916.018	-1.048.254
CONTRIBUTI AGLI INVESTIMENTI	-	-	-
CONTRIBUTI AGLI INVESTIMENTI A FAMIGLIE E ISTITUZIONI SOCIALI PRIVATE	43	21	-21
CONTRIBUTI AGLI INVESTIMENTI A ESTERO	23.377	23.506	129
ALTRI TRASFERIMENTI IN CONTO CAPITALE	-	-	-
Giustizia	**7.649.172**	**7.275.132**	**-374.040**
TITOLO I - SPESE CORRENTI	7.314.864	6.947.474	-367.389
REDDITI DA LAVORO DIPENDENTE	5.131.463	5.058.521	-72.942
CONSUMI INTERMEDI	1.157.315	917.288	-240.027
IMPOSTE PAGATE SULLA PRODUZIONE	329.339	328.311	-1.029
TRASFERIMENTI CORRENTI AD AMMINISTRAZIONI PUBBLICHE	233.955	227.306	-6.649

ALLEGATO E

PROGETTO DI BILANCIO DI COMPETENZA DELLO STATO AL NETTO DELLE REGOLAZIONI DEBITORIE

ANALISI PER MISSIONE, TITOLO E CATEGORIA ECONOMICA DELLE PREVISIONI A LEGISLAZIONE VIGENTE DI SPESA PER IL 2008

A RAFFRONTO CON LE PREVISIONI ASSESTATE, EMENDATE ED INTEGRATE 2007

(MIGLIAIA DI EURO)

	PREVISIONI ASSESTATE 2007	PREVISIONI 2008	DIFFERENZE
TRASFERIMENTI CORRENTI A FAMIGLIE E ISTITUZIONI SOCIALI PRIVATE	457.137	410.394	-46.743
INTERESSI PASSIVI E REDDITI DA CAPITALE	942	942	
POSTE CORRETTIVE E COMPENSATIVE	-	-	-
ALTRE USCITE CORRENTI	4.713	4.713	-
TITOLO II - SPESE IN CONTO CAPITALE	334.308	327.658	-6.650
INVESTIMENTI FISSI LORDI E ACQUISTI DI TERRENI	334.308	327.658	-.6.650
CONTRIBUTI AGLI INVESTIMENTI A ESTERO	-	-	-
Ordine pubblico e sicurezza	**9.714.061**	**9.422.113**	**-291.948**
TITOLO I - SPESE CORRENTI	9.133.426	8.885.430	-247.996
REDDITI DA LAVORO DIPENDENTE	7.102.355	7.137.720	35.365
CONSUMI INTERMEDI	1.285.555	1.161.108	-124.447
IMPOSTE PAGATE SULLA PRODUZIONE	496.045	493.943	-2.102
TRASFERIMENTI CORRENTI AD AMMINISTRAZIONI PUBBLICHE	7.415	-	-7.415
TRASFERIMENTI CORRENTI A FAMIGLIE E ISTITUZIONI SOCIALI PRIVATE	182.022	33.045	-148.977
TRASFERIMENTI CORRENTI A ESTERO	8.991	9.104	113
INTERESSI PASSIVI E REDDITI DA CAPITALE	-	-	-
POSTE CORRETTIVE E COMPENSATIVE	39.741	39.259	-482
ALTRE USCITE CORRENTI	11.300	11.250	-50
TITOLO II - SPESE IN CONTO CAPITALE	580.635	536.683	-43.952
INVESTIMENTI FISSI LORDI E ACQUISTI DI TERRENI	580.628	536.676	-43.952
CONTRIBUTI AGLI INVESTIMENTI AD IMPRESE	7	7	-
ALTRI TRASFERIMENTI IN CONTO CAPITALE	-	-	-
Soccorso civile	**3.935.955**	**3.709.653**	**-226.302**
TITOLO I - SPESE CORRENTI	1.855.718	1.808.641	-47.077

ALLEGATO E

PROGETTO DI BILANCIO DI COMPETENZA DELLO STATO AL NETTO DELLE REGOLAZIONI DEBITORIE

ANALISI PER MISSIONE, TITOLO E CATEGORIA ECONOMICA DELLE PREVISIONI A LEGISLAZIONE VIGENTE DI SPESA PER IL 2008

A RAFFRONTO CON LE PREVISIONI ASSESTATE, EMENDATE ED INTEGRATE 2007

(MIGLIAIA DI EURO)

	PREVISIONI ASSESTATE 2007	PREVISIONI 2008	DIFFERENZE
REDDITI DA LAVORO DIPENDENTE	1.503.991	1.506.361	2.370
CONSUMI INTERMEDI	148.270	147.396	-873
IMPOSTE PAGATE SULLA PRODUZIONE	93.236	93.306	70
TRASFERIMENTI CORRENTI AD AMMINISTRAZIONI PUBBLICHE	83.864	39.341	-44.523
TRASFERIMENTI CORRENTI A FAMIGLIE E ISTITUZIONI SOCIALI PRIVATE	8.630	4.640	-3.990
TRASFERIMENTI CORRENTI A IMPRESE	-	-	-
TRASFERIMENTI CORRENTI A ESTERO	4	4	-
INTERESSI PASSIVI E REDDITI DA CAPITALE	-	-	-
POSTE CORRETTIVE E COMPENSATIVE	17.599	17.368	-231
ALTRE USCITE CORRENTI	125	225	100
TITOLO II - SPESE IN CONTO CAPITALE	2.080.237	1.901.012	-179.225
INVESTIMENTI FISSI LORDI E ACQUISTI DI TERRENI	108.520	115.671	7.151
CONTRIBUTI AGLI INVESTIMENTI	16.165	11.165	-5.000
CONTRIBUTI AGLI INVESTIMENTI AD IMPRESE	43.108	43.108	-
ALTRI TRASFERIMENTI IN CONTO CAPITALE	1.912.445	1.731.069	-181.376
ACQUISIZIONI DI ATTIVITA' FINANZIARIE	-	-	-
Agricoltura, politiche agroalimentari e pesca	**1.477.949**	**1.254.884**	**-223.065**
TITOLO I - SPESE CORRENTI	775.655	515.940	-259.715
REDDITI DA LAVORO DIPENDENTE	56.702	56.588	-114
CONSUMI INTERMEDI	54.550	44.192	-10.358
IMPOSTE PAGATE SULLA PRODUZIONE	3.537	3.646	109
TRASFERIMENTI CORRENTI AD AMMINISTRAZIONI PUBBLICHE	541.621	383.499	-158.122
TRASFERIMENTI CORRENTI A FAMIGLIE E ISTITUZIONI SOCIALI PRIVATE	1.803	1.790	-13
TRASFERIMENTI CORRENTI A IMPRESE	116.079	25.248	-90.831

ALLEGATO E

PROGETTO DI BILANCIO DI COMPETENZA DELLO STATO AL NETTO DELLE REGOLAZIONI DEBITORIE
ANALISI PER MISSIONE, TITOLO E CATEGORIA ECONOMICA DELLE PREVISIONI A LEGISLAZIONE VIGENTE DI SPESA PER IL 2008
A RAFFRONTO CON LE PREVISIONI ASSESTATE, EMENDATE ED INTEGRATE 2007
(MIGLIAIA DI EURO)

	PREVISIONI ASSESTATE 2007	PREVISIONI 2008	DIFFERENZE
TRASFERIMENTI CORRENTI A ESTERO	608	608	-
INTERESSI PASSIVI E REDDITI DA CAPITALE	-	-	-
ALTRE USCITE CORRENTI	755	368	-387
TITOLO II - SPESE IN CONTO CAPITALE	702.294	738.945	36.651
INVESTIMENTI FISSI LORDI E ACQUISTI DI TERRENI	237.184	337.033	99.849
CONTRIBUTI AGLI INVESTIMENTI	222.131	158.934	-63.198
CONTRIBUTI AGLI INVESTIMENTI AD IMPRESE	242.978	242.978	-
CONTRIBUTI AGLI INVESTIMENTI A FAMIGLIE E ISTITUZIONI SOCIALI PRIVATE	-	-	-
ALTRI TRASFERIMENTI IN CONTO CAPITALE	-	-	-
ACQUISIZIONI DI ATTIVITA' FINANZIARIE	-	-	-
Energia e diversificazione delle fonti energetiche	**101.980**	**58.773**	**-43.207**
TITOLO I - SPESE CORRENTI	51.845	8.636	-43.210
REDDITI DA LAVORO DIPENDENTE	6.136	6.938	802
CONSUMI INTERMEDI	1.021	953	-67
IMPOSTE PAGATE SULLA PRODUZIONE	383	439	56
TRASFERIMENTI CORRENTI AD AMMINISTRAZIONI PUBBLICHE	306	306	-
TRASFERIMENTI CORRENTI A ESTERO	44.000	-	-44.000
POSTE CORRETTIVE E COMPENSATIVE	-	-	-
ALTRE USCITE CORRENTI	-	-	-
TITOLO II - SPESE IN CONTO CAPITALE	50.134	50.137	3
INVESTIMENTI FISSI LORDI E ACQUISTI DI TERRENI	134	137	3
CONTRIBUTI AGLI INVESTIMENTI	50.000	50.000	-
ALTRI TRASFERIMENTI IN CONTO CAPITALE	-	-	-
Competitività e sviluppo delle imprese	**3.770.621**	**5.574.286**	**1.803.665**

ALLEGATO E

PROGETTO DI BILANCIO DI COMPETENZA DELLO STATO AL NETTO DELLE REGOLAZIONI DEBITORIE

ANALISI PER MISSIONE, TITOLO E CATEGORIA ECONOMICA DELLE PREVISIONI A LEGISLAZIONE VIGENTE DI SPESA PER IL 2008

A RAFFRONTO CON LE PREVISIONI ASSESTATE, EMENDATE ED INTEGRATE 2007

(MIGLIAIA DI EURO)

	PREVISIONI ASSESTATE 2007	PREVISIONI 2008	DIFFERENZE
TITOLO I - SPESE CORRENTI	1.434.659	2.910.615	1.475.956
REDDITI DA LAVORO DIPENDENTE	27.175	22.749	-4.426
CONSUMI INTERMEDI	7.832	6.925	-907
IMPOSTE PAGATE SULLA PRODUZIONE	1.748	1.456	-293
TRASFERIMENTI CORRENTI AD AMMINISTRAZIONI PUBBLICHE	21.391	21.110	-281
TRASFERIMENTI CORRENTI A FAMIGLIE E ISTITUZIONI SOCIALI PRIVATE	772	-	-772
TRASFERIMENTI CORRENTI A IMPRESE	1.304.199	2.786.833	1.482.634
TRASFERIMENTI CORRENTI A ESTERO	21.520	21.520	-
INTERESSI PASSIVI E REDDITI DA CAPITALE	-	-	-
POSTE CORRETTIVE E COMPENSATIVE	50.000	50.000	-
ALTRE USCITE CORRENTI	22	22	-
TITOLO II - SPESE IN CONTO CAPITALE	2.335.963	2.663.671	327.708
INVESTIMENTI FISSI LORDI E ACQUISTI DI TERRENI	11.425	55.654	44.229
CONTRIBUTI AGLI INVESTIMENTI	50.000	50.000	-
CONTRIBUTI AGLI INVESTIMENTI AD IMPRESE	2.087.663	2.413.476	325.814
CONTRIBUTI AGLI INVESTIMENTI A FAMIGLIE E ISTITUZIONI SOCIALI PRIVATE	-	-	-
ALTRI TRASFERIMENTI IN CONTO CAPITALE	91.857	65.523	-26.334
ACQUISIZIONI DI ATTIVITA' FINANZIARIE	95.018	79.018	-16.000
Regolazione dei mercati	**34.708**	**16.422**	**-18.286**
TITOLO I - SPESE CORRENTI	17.321	11.026	-6.294
REDDITI DA LAVORO DIPENDENTE	7.997	6.755	-1.242
CONSUMI INTERMEDI	7.878	2.893	-4.984
IMPOSTE PAGATE SULLA PRODUZIONE	494	426	-69
TRASFERIMENTI CORRENTI AD AMMINISTRAZIONI PUBBLICHE	207	207	-

ALLEGATO E

PROGETTO DI BILANCIO DI COMPETENZA DELLO STATO AL NETTO DELLE REGOLAZIONI DEBITORIE

ANALISI PER MISSIONE, TITOLO E CATEGORIA ECONOMICA DELLE PREVISIONI A LEGISLAZIONE VIGENTE DI SPESA PER IL 2008

A RAFFRONTO CON LE PREVISIONI ASSESTATE, EMENDATE ED INTEGRATE 2007

(MIGLIAIA DI EURO)

	PREVISIONI ASSESTATE 2007	PREVISIONI 2008	DIFFERENZE
TRASFERIMENTI CORRENTI A ESTERO	735	735	-
INTERESSI PASSIVI E REDDITI DA CAPITALE	-	-	-
POSTE CORRETTIVE E COMPENSATIVE	-	-	-
ALTRE USCITE CORRENTI	10	10	-
TITOLO II - SPESE IN CONTO CAPITALE	17.388	5.395	-11.992
INVESTIMENTI FISSI LORDI E ACQUISTI DI TERRENI	388	395	8
CONTRIBUTI AGLI INVESTIMENTI	8.000	5.000	-3.000
CONTRIBUTI AGLI INVESTIMENTI AD IMPRESE	5.000	-	-5.000
ACQUISIZIONI DI ATTIVITA' FINANZIARIE	4.000	-	-4.000
Diritto alla mobilità	**11.842.383**	**7.960.372**	**-3.882.011**
TITOLO I - SPESE CORRENTI	4.311.110	1.766.179	-2.544.931
REDDITI DA LAVORO DIPENDENTE	174.672	176.771	2.099
CONSUMI INTERMEDI	247.936	170.760	-77.176
IMPOSTE PAGATE SULLA PRODUZIONE	11.121	11.286	166
TRASFERIMENTI CORRENTI AD AMMINISTRAZIONI PUBBLICHE	1.301.787	952.259	-349.528
TRASFERIMENTI CORRENTI A FAMIGLIE E ISTITUZIONI SOCIALI PRIVATE	340	336	-4
TRASFERIMENTI CORRENTI A IMPRESE	2.573.820	453.331	-2.120.489
TRASFERIMENTI CORRENTI A ESTERO	788	788	-
INTERESSI PASSIVI E REDDITI DA CAPITALE	90	90	-
POSTE CORRETTIVE E COMPENSATIVE	550	550	-
ALTRE USCITE CORRENTI	7	7	-
TITOLO II - SPESE IN CONTO CAPITALE	7.531.273	6.194.193	1.337.080
INVESTIMENTI FISSI LORDI E ACQUISTI DI TERRENI	204.094	122.961	-81.134
CONTRIBUTI AGLI INVESTIMENTI	1.869.809	2.205.086	335.277

ALLEGATO E

PROGETTO DI BILANCIO DI COMPETENZA DELLO STATO AL NETTO DELLE REGOLAZIONI DEBITORIE

ANALISI PER MISSIONE, TITOLO E CATEGORIA ECONOMICA DELLE PREVISIONI A LEGISLAZIONE VIGENTE DI SPESA PER IL 2008

A RAFFRONTO CON LE PREVISIONI ASSESTATE, EMENDATE ED INTEGRATE 2007

(MIGLIAIA DI EURO)

	PREVISIONI ASSESTATE 2007	PREVISIONI 2008	DIFFERENZE
CONTRIBUTI AGLI INVESTIMENTI AD IMPRESE	5.012.701	3.848.070	-1.164.631
ALTRI TRASFERIMENTI IN CONTO CAPITALE	-	-	-
ACQUISIZIONI DI ATTIVITA' FINANZIARIE	18.076	18.076	-426.593
Infrastrutture pubbliche e logistica	**4.446.669**	**3.778.443**	**-889.325**
TITOLO I - SPESE CORRENTI	112.552	107.873	-4.679
REDDITI DA LAVORO DIPENDENTE	78.520	74.568	-3.952
CONSUMI INTERMEDI	28.965	27.498	-1.467
IMPOSTE PAGATE SULLA PRODUZIONE	5.056	4.797	-259
TRASFERIMENTI CORRENTI A IMPRESE	10	10	-
INTERESSI PASSIVI E REDDITI DA CAPITALE	-	-	-
ALTRE USCITE CORRENTI	1	1.000	999
TITOLO II - SPESE IN CONTO CAPITALE	4.555.216	3.670.570	-884.646
INVESTIMENTI FISSI LORDI E ACQUISTI DI TERRENI	299.365	299.365	-
CONTRIBUTI AGLI INVESTIMENTI	2.260.001	1.381.279	-878.722
CONTRIBUTI AGLI INVESTIMENTI AD IMPRESE	983.140	880.351	-102.789
CONTRIBUTI AGLI INVESTIMENTI A FAMIGLIE E ISTITUZIONI SOCIALI PRIVATE	6.799	6.664	-135
ALTRI TRASFERIMENTI IN CONTO CAPITALE	1.005.911	1.102.911	97.000
Comunicazioni	**1.504.150**	**896.449**	**-607.001**
TITOLO I - SPESE CORRENTI	1.111.293	549.850	-561.443
REDDITI DA LAVORO DIPENDENTE	14.408	13.310	-1.098
CONSUMI INTERMEDI	11.670	11.469	-201
IMPOSTE PAGATE SULLA PRODUZIONE	953	841	-111
TRASFERIMENTI CORRENTI AD AMMINISTRAZIONI PUBBLICHE	434.315	301.826	-132.489
TRASFERIMENTI CORRENTI A FAMIGLIE E ISTITUZIONI SOCIALI PRIVATE	1.200	1.200	-

ALLEGATO E

PROGETTO DI BILANCIO DI COMPETENZA DELLO STATO AL NETTO DELLE REGOLAZIONI DEBITORIE

ANALISI PER MISSIONE, TITOLO E CATEGORIA ECONOMICA DELLE PREVISIONI A LEGISLAZIONE VIGENTE DI SPESA PER IL 2008

A RAFFRONTO CON LE PREVISIONI ASSESTATE, EMENDATE ED INTEGRATE 2007

(MIGLIAIA DI EURO)

	PREVISIONI ASSESTATE 2007	PREVISIONI 2008	DIFFERENZE
TRASFERIMENTI CORRENTI A IMPRESE	642.907	215.610	-427.297
TRASFERIMENTI CORRENTI A ESTERO	5.505	5.258	-247
INTERESSI PASSIVI E REDDITI DA CAPITALE	-	-	-
POSTE CORRETTIVE E COMPENSATIVE	310	310	-
ALTRE USCITE CORRENTI	26	26	-
TITOLO II - SPESE IN CONTO CAPITALE	392.857	346.599	-46.258
INVESTIMENTI FISSI LORDI E ACQUISTI DI TERRENI	32.868	32.022	-846
CONTRIBUTI AGLI INVESTIMENTI AD IMPRESE	359.990	314.577	-45.412
ALTRI TRASFERIMENTI IN CONTO CAPITALE	-	-	-
Commercio internazionale ed internazionalizzazione del sistema produttivo	**246.574**	**233.744**	**-12.830**
TITOLO I - SPESE CORRENTI	211.140	197.115	-14.024
REDDITI DA LAVORO DIPENDENTE	10.012	8.876	-1.136
CONSUMI INTERMEDI	2.148	1.423	-724
IMPOSTE PAGATE SULLA PRODUZIONE	641	564	-77
TRASFERIMENTI CORRENTI AD AMMINISTRAZIONI PUBBLICHE	165.263	153.718	-11.545
TRASFERIMENTI CORRENTI A IMPRESE	32.980	32.450	-530
TRASFERIMENTI CORRENTI A ESTERO	95	83	-12
POSTE CORRETTIVE E COMPENSATIVE	-	-	-
ALTRE USCITE CORRENTI	1	1	-
TITOLO II - SPESE IN CONTO CAPITALE	35.434	36.628	1.194
INVESTIMENTI FISSI LORDI E ACQUISTI DI TERRENI	1.559	1.507	-51
CONTRIBUTI AGLI INVESTIMENTI	29.303	35.121	5.818
CONTRIBUTI AGLI INVESTIMENTI AD IMPRESE	-	-	-
CONTRIBUTI AGLI INVESTIMENTI A ESTERO	4.572	-	-4.572

ALLEGATO E

PROGETTO DI BILANCIO DI COMPETENZA DELLO STATO AL NETTO DELLE REGOLAZIONI DEBITORIE

ANALISI PER MISSIONE, TITOLO E CATEGORIA ECONOMICA DELLE PREVISIONI A LEGISLAZIONE VIGENTE DI SPESA PER IL 2008

A RAFFRONTO CON LE PREVISIONI ASSESTATE, EMENDATE ED INTEGRATE 2007

(MIGLIAIA DI EURO)

	PREVISIONI ASSESTATE 2007	PREVISIONI 2008	DIFFERENZE
ALTRI TRASFERIMENTI IN CONTO CAPITALE	-	-	-
Ricerca e innovazione	**3.876.578**	**3.968.332**	**-150.626**
TITOLO I - SPESE CORRENTI	960.170	907.306	-52.864
REDDITI DA LAVORO DIPENDENTE	150.316	75.099	-75.217
CONSUMI INTERMEDI	20.262	19.295	-968
IMPOSTE PAGATE SULLA PRODUZIONE	3.981	4.809	828
TRASFERIMENTI CORRENTI AD AMMINISTRAZIONI PUBBLICHE	770.187	792.798	22.611
TRASFERIMENTI CORRENTI A FAMIGLIE E ISTITUZIONI SOCIALI PRIVATE	14.594	14.474	-120
TRASFERIMENTI CORRENTI A ESTERO	827	827	-
INTERESSI PASSIVI E REDDITI DA CAPITALE	-	-	-
POSTE CORRETTIVE E COMPENSATIVE	-	-	-
ALTRE USCITE CORRENTI	4	4	-
TITOLO II - SPESE IN CONTO CAPITALE	3.158.788	3.061.026	-97.762
INVESTIMENTI FISSI LORDI E ACQUISTI DI TERRENI	73.978	73.882	-96
CONTRIBUTI AGLI INVESTIMENTI	2.071.978	2.080.988	9.010
CONTRIBUTI AGLI INVESTIMENTI AD IMPRESE	957.163	862.170	94.058
ALTRI TRASFERIMENTI IN CONTO CAPITALE	25.670	13.986	-11.683
ACQUISIZIONI DI ATTIVITA' FINANZIARIE	30.000	30.000	-
Sviluppo sostenibile e tutela del territorio e dell'ambiente	**1.026.244**	**1.016.654**	**-9.589**
TITOLO I - SPESE CORRENTI	470.199	455.170	-15.029
REDDITI DA LAVORO DIPENDENTE	179.262	169.103	-10.159
CONSUMI INTERMEDI	179.172	175.992	-3.180
IMPOSTE PAGATE SULLA PRODUZIONE	12.655	11.421	-1.234
TRASFERIMENTI CORRENTI AD AMMINISTRAZIONI PUBBLICHE	79.244	79.443	199

ALLEGATO E

PROGETTO DI BILANCIO DI COMPETENZA DELLO STATO AL NETTO DELLE REGOLAZIONI DEBITORIE

ANALISI PER MISSIONE, TITOLO E CATEGORIA ECONOMICA DELLE PREVISIONI A LEGISLAZIONE VIGENTE DI SPESA PER IL 2008

A RAFFRONTO CON LE PREVISIONI ASSESTATE, EMENDATE ED INTEGRATE 2007

(MIGLIAIA DI EURO)

	PREVISIONI ASSESTATE 2007	PREVISIONI 2008	DIFFERENZE
TRASFERIMENTI CORRENTI A FAMIGLIE E ISTITUZIONI SOCIALI PRIVATE	5	5	-
TRASFERIMENTI CORRENTI A IMPRESE	10.348	10.204	-144
TRASFERIMENTI CORRENTI A ESTERO	8.965	8.965	-
INTERESSI PASSIVI E REDDITI DA CAPITALE	-	-	-
ALTRE USCITE CORRENTI	548	38	-510
TITOLO II - SPESE IN CONTO CAPITALE	575.513	561.484	-14.029
INVESTIMENTI FISSI LORDI E ACQUISTI DI TERRENI	67.209	63.243	-3.966
CONTRIBUTI AGLI INVESTIMENTI	153.290	143.227	-10.063
CONTRIBUTI AGLI INVESTIMENTI AD IMPRESE	60.014	60.014	-
CONTRIBUTI AGLI INVESTIMENTI A FAMIGLIE E ISTITUZIONI SOCIALI PRIVATE	15.000	15.000	-
ALTRI TRASFERIMENTI IN CONTO CAPITALE	90.000	90.000	-
ACQUISIZIONI DI ATTIVITA' FINANZIARIE	190.000	190.000	-
Casa e assetto urbanistico	**1.974.599**	**1.060.152**	**-914.447**
TITOLO I - SPESE CORRENTI	478.459	450.471	-27.988
REDDITI DA LAVORO DIPENDENTE	18.831	17.998	-833
CONSUMI INTERMEDI	11.691	1.013	-10.678
IMPOSTE PAGATE SULLA PRODUZIONE	1.212	1.158	-55
TRASFERIMENTI CORRENTI AD AMMINISTRAZIONI PUBBLICHE	220.911	218.011	-2.900
TRASFERIMENTI CORRENTI A IMPRESE	225.814	212.291	-13.523
INTERESSI PASSIVI E REDDITI DA CAPITALE	-	-	-
ALTRE USCITE CORRENTI	-	-	-
TITOLO II - SPESE IN CONTO CAPITALE	1.496.940	609.681	-886.459
INVESTIMENTI FISSI LORDI E ACQUISTI DI TERRENI	19.558	19.558	-
CONTRIBUTI AGLI INVESTIMENTI	1.086.640	364.076	-722.564

ALLEGATO E

PROGETTO DI BILANCIO DI COMPETENZA DELLO STATO AL NETTO DELLE REGOLAZIONI DEBITORIE

ANALISI PER MISSIONE, TITOLO E CATEGORIA ECONOMICA DELLE PREVISIONI A LEGISLAZIONE VIGENTE DI SPESA PER IL 2008

A RAFFRONTO CON LE PREVISIONI ASSESTATE, EMENDATE ED INTEGRATE 2007

(MIGLIAIA DI EURO)

	PREVISIONI ASSESTATE 2007	PREVISIONI 2008	DIFFERENZE
CONTRIBUTI AGLI INVESTIMENTI AD IMPRESE	248.847	76.503	172.344
CONTRIBUTI AGLI INVESTIMENTI A FAMIGLIE E ISTITUZIONI SOCIALI PRIVATE	7.719	7.719	-
ALTRI TRASFERIMENTI IN CONTO CAPITALE	133.375	141.825	8.450
Tutela della salute	**808.838**	**702.180**	**-106.658**
TITOLO I - SPESE CORRENTI	799.460	701.802	-97.280
REDDITI DA LAVORO DIPENDENTE	83.983	90.113	6.130
CONSUMI INTERMEDI	107.650	105.279	-2.372
IMPOSTE PAGATE SULLA PRODUZIONE	4.660	5.922	1.262
TRASFERIMENTI CORRENTI AD AMMINISTRAZIONI PUBBLICHE	191.256	188.778	-2.478
TRASFERIMENTI CORRENTI A FAMIGLIE E ISTITUZIONI SOCIALI PRIVATE	392.336	292.390	-99.946
TRASFERIMENTI CORRENTI A ESTERO	19.576	19.320	-256
TITOLO II - SPESE IN CONTO CAPITALE	9.377	378	-8.999
INVESTIMENTI FISSI LORDI E ACQUISTI DI TERRENI	256	259	3
CONTRIBUTI AGLI INVESTIMENTI	9.000	-	-9.000
CONTRIBUTI AGLI INVESTIMENTI AD IMPRESE	-	-	-
ALTRI TRASFERIMENTI IN CONTO CAPITALE	121	119	-2
Tutela e valorizzazione dei beni e attività culturali e paesaggistici	**1.471.133**	**1.380.237**	**-90.896**
TITOLO I - SPESE CORRENTI	1.219.124	1.186.464	-32.661
REDDITI DA LAVORO DIPENDENTE	628.984	563.461	-65.522
CONSUMI INTERMEDI	81.776	84.797	3.021
IMPOSTE PAGATE SULLA PRODUZIONE	43.218	36.183	-7.035
TRASFERIMENTI CORRENTI AD AMMINISTRAZIONI PUBBLICHE	377.476	413.979	36.502
TRASFERIMENTI CORRENTI A FAMIGLIE E ISTITUZIONI SOCIALI PRIVATE	72.197	72.550	354
TRASFERIMENTI CORRENTI A IMPRESE	15.314	15.334	20

ALLEGATO E

PROGETTO DI BILANCIO DI COMPETENZA DELLO STATO AL NETTO DELLE REGOLAZIONI DEBITORIE

ANALISI PER MISSIONE, TITOLO E CATEGORIA ECONOMICA DELLE PREVISIONI A LEGISLAZIONE VIGENTE DI SPESA PER IL 2008

A RAFFRONTO CON LE PREVISIONI ASSESTATE, EMENDATE ED INTEGRATE 2007

(MIGLIAIA DI EURO)

	PREVISIONI ASSESTATE 2007	PREVISIONI 2008	DIFFERENZE
TRASFERIMENTI CORRENTI A ESTERO	-	-	-
POSTE CORRETTIVE E COMPENSATIVE	2	2	-
ALTRE USCITE CORRENTI	157	157	-
TITOLO II - SPESE IN CONTO CAPITALE	252.009	193.773	-58.236
INVESTIMENTI FISSI LORDI E ACQUISTI DI TERRENI	58.277	11.159	-47.118
CONTRIBUTI AGLI INVESTIMENTI	30.155	30.155	-
CONTRIBUTI AGLI INVESTIMENTI AD IMPRESE	104.846	113.728	8.882
CONTRIBUTI AGLI INVESTIMENTI A FAMIGLIE E ISTITUZIONI SOCIALI PRIVATE	58.214	38.214	-20.000
ALTRI TRASFERIMENTI IN CONTO CAPITALE	516	516	-
ACQUISIZIONI DI ATTIVITA' FINANZIARIE	-	-	-
Istruzione scolastica	**41.888.504**	**41.608.696**	**-279.808**
TITOLO I - SPESE CORRENTI	41.805.158	41.485.324	-319.834
REDDITI DA LAVORO DIPENDENTE	37.837.190	38.063.510	226.320
CONSUMI INTERMEDI	984.306	376.981	-607.325
IMPOSTE PAGATE SULLA PRODUZIONE	2.292.672	2.346.216	53.544
TRASFERIMENTI CORRENTI AD AMMINISTRAZIONI PUBBLICHE	157.842	156.014	-1.827
TRASFERIMENTI CORRENTI A FAMIGLIE E ISTITUZIONI SOCIALI PRIVATE	2.787	7.529	4.742
TRASFERIMENTI CORRENTI A IMPRESE	530.361	534.961	4.600
INTERESSI PASSIVI E REDDITI DA CAPITALE	-	-	-
ALTRE USCITE CORRENTI	-	112	112
TITOLO II - SPESE IN CONTO CAPITALE	83.346	123.372	40.026
INVESTIMENTI FISSI LORDI E ACQUISTI DI TERRENI	31.046	21.072	-9.974
CONTRIBUTI AGLI INVESTIMENTI	52.300	102.300	50.000
CONTRIBUTI AGLI INVESTIMENTI AD IMPRESE	-	-	-

ALLEGATO E

PROGETTO DI BILANCIO DI COMPETENZA DELLO STATO AL NETTO DELLE REGOLAZIONI DEBITORIE
ANALISI PER MISSIONE, TITOLO E CATEGORIA ECONOMICA DELLE PREVISIONI A LEGISLAZIONE VIGENTE DI SPESA PER IL 2008
A RAFFRONTO CON LE PREVISIONI ASSESTATE, EMENDATE ED INTEGRATE 2007
(MIGLIAIA DI EURO)

	PREVISIONI ASSESTATE 2007	PREVISIONI 2008	DIFFERENZE
CONTRIBUTI AGLI INVESTIMENTI A FAMIGLIE E ISTITUZIONI SOCIALI PRIVATE	-	-	-
Istruzione universitaria	**8.635.387**	**8.167.982**	**-467.406**
TITOLO I - SPESE CORRENTI	8.284.599	8.021.367	-263.232
REDDITI DA LAVORO DIPENDENTE	338.422	371.104	32.682
CONSUMI INTERMEDI	31.987	29.889	-2.098
IMPOSTE PAGATE SULLA PRODUZIONE	23.546	25.790	2.244
TRASFERIMENTI CORRENTI AD AMMINISTRAZIONI PUBBLICHE	7.746.055	7.464.155	-281.900
TRASFERIMENTI CORRENTI A IMPRESE	144.383	130.223	-14.160
INTERESSI PASSIVI E REDDITI DA CAPITALE	-	-	-
ALTRE USCITE CORRENTI	207	207	-
TITOLO II - SPESE IN CONTO CAPITALE	350.789	146.614	-204.174
INVESTIMENTI FISSI LORDI E ACQUISTI DI TERRENI	379	379	-
CONTRIBUTI AGLI INVESTIMENTI	350.410	146.236	-204.174
Diritti sociali, solidarietà sociale e famiglia	**26.386.450**	**24.046.337**	**-2.339.855**
TITOLO I - SPESE CORRENTI	24.152.496	24.020.595	-131.901
REDDITI DA LAVORO DIPENDENTE	56.950	57.065	114
CONSUMI INTERMEDI	36.333	27.817	-8.516
IMPOSTE PAGATE SULLA PRODUZIONE	3.847	3.861	14
TRASFERIMENTI CORRENTI AD AMMINISTRAZIONI PUBBLICHE	20.150.341	20.144.729	5.612
TRASFERIMENTI CORRENTI A FAMIGLIE E ISTITUZIONI SOCIALI PRIVATE	3.399.209	1.132.964	-2.266.245
TRASFERIMENTI CORRENTI A IMPRESE	483	-	-483
ALTRE USCITE CORRENTI	2.713.286	2.654.159	-59.127
TITOLO II - SPESE IN CONTO CAPITALE	26.072	25.742	-330
INVESTIMENTI FISSI LORDI E ACQUISTI DI TERRENI	18	20	2

ALLEGATO E

PROGETTO DI BILANCIO DI COMPETENZA DELLO STATO AL NETTO DELLE REGOLAZIONI DEBITORIE

ANALISI PER MISSIONE, TITOLO E CATEGORIA ECONOMICA DELLE PREVISIONI A LEGISLAZIONE VIGENTE DI SPESA PER IL 2008

A RAFFRONTO CON LE PREVISIONI ASSESTATE, EMENDATE ED INTEGRATE 2007

(MIGLIAIA DI EURO)

	PREVISIONI ASSESTATE 2007	PREVISIONI 2008	DIFFERENZE
CONTRIBUTI AGLI INVESTIMENTI A ESTERO	25.280	24.948	-332
ALTRI TRASFERIMENTI IN CONTO CAPITALE	774	774	-
ACQUISIZIONI DI ATTIVITA' FINANZIARIE	-	-	-
Politiche previdenziali	**66.278.478**	**66.902.700**	**624.222**
TITOLO I - SPESE CORRENTI	66.227.578	66.901.800	624.222
REDDITI DA LAVORO DIPENDENTE	9.225.955	8.838.202	-387.753
CONSUMI INTERMEDI	2.940	1.125	-1.816
IMPOSTE PAGATE SULLA PRODUZIONE	275	312	37
TRASFERIMENTI CORRENTI AD AMMINISTRAZIONI PUBBLICHE	56.648.702	57.752.420	1.103.222
TRASFERIMENTI CORRENTI A FAMIGLIE E ISTITUZIONI SOCIALI PRIVATE	363.872	278.907	-84.965
TRASFERIMENTI CORRENTI A IMPRESE	35.832	30.832	-5.000
ALTRE USCITE CORRENTI	2	2	-
TITOLO II - SPESE IN CONTO CAPITALE	900	900	-
INVESTIMENTI FISSI LORDI E ACQUISTI DI TERRENI	22	22	-
CONTRIBUTI AGLI INVESTIMENTI	-	-	-
CONTRIBUTI AGLI INVESTIMENTI AD IMPRESE	878	878	-
ALTRI TRASFERIMENTI IN CONTO CAPITALE	-	-	-
Politiche per il lavoro	**3.193.453**	**2.701.108**	**-492.346**
TITOLO I - SPESE CORRENTI	1.716.842	1.838.305	121.463
REDDITI DA LAVORO DIPENDENTE	17.501	16.601	-900
CONSUMI INTERMEDI	28.471	15.087	-13.384
IMPOSTE PAGATE SULLA PRODUZIONE	1.037	982	-55
TRASFERIMENTI CORRENTI AD AMMINISTRAZIONI PUBBLICHE	1.666.196	1.802.774	136.578
TRASFERIMENTI CORRENTI A FAMIGLIE E ISTITUZIONI SOCIALI PRIVATE	2.655	2.655	-

ALLEGATO E

PROGETTO DI BILANCIO DI COMPETENZA DELLO STATO AL NETTO DELLE REGOLAZIONI DEBITORIE

ANALISI PER MISSIONE, TITOLO E CATEGORIA ECONOMICA DELLE PREVISIONI A LEGISLAZIONE VIGENTE DI SPESA PER IL 2008

A RAFFRONTO CON LE PREVISIONI ASSESTATE, EMENDATE ED INTEGRATE 2007

(MIGLIAIA DI EURO)

	PREVISIONI ASSESTATE 2007	PREVISIONI 2008	DIFFERENZE
TRASFERIMENTI CORRENTI A IMPRESE	774	-	-774
ALTRE USCITE CORRENTI	209	207	-2
TITOLO II - SPESE IN CONTO CAPITALE	1.476.611	862.803	-613.808
INVESTIMENTI FISSI LORDI E ACQUISTI DI TERRENI	16.098	8.077	-8.021
CONTRIBUTI AGLI INVESTIMENTI	1.460.513	854.726	-605.788
CONTRIBUTI AGLI INVESTIMENTI AD IMPRESE	-	-	-
Immigrazione, accoglienza e garanzia dei diritti	**1.358.889**	**1.426.933**	**70.044**
TITOLO I - SPESE CORRENTI	1.355.237	1.415.393	71.156
REDDITI DA LAVORO DIPENDENTE	59.202	61.528	2.326
CONSUMI INTERMEDI	13.109	8.788	-4.321
IMPOSTE PAGATE SULLA PRODUZIONE	4.245	4.314	69
TRASFERIMENTI CORRENTI AD AMMINISTRAZIONI PUBBLICHE	56.710	52.529	-4.180
TRASFERIMENTI CORRENTI A FAMIGLIE E ISTITUZIONI SOCIALI PRIVATE	1.209.964	1.274.364	66.401
TRASFERIMENTI CORRENTI A IMPRESE	10.329	10.329	-
TRASFERIMENTI CORRENTI A ESTERO	794	536	-258
INTERESSI PASSIVI E REDDITI DA CAPITALE	-	-	-
ALTRE USCITE CORRENTI	885	3.005	2.120
TITOLO II - SPESE IN CONTO CAPITALE	3.651	11.540	7.888
INVESTIMENTI FISSI LORDI E ACQUISTI DI TERRENI	1.151	11.540	10.388
CONTRIBUTI AGLI INVESTIMENTI A FAMIGLIE E ISTITUZIONI SOCIALI PRIVATE	2.500	-	-2.500
Sviluppo e riequilibrio territoriale	**3.320.818**	**4.544.736**	**1.223.918**
TITOLO I - SPESE CORRENTI	66.990	48.313	-18.677
REDDITI DA LAVORO DIPENDENTE	23.363	20.910	-2.453
CONSUMI INTERMEDI	21.744	5.700	-16.044

ALLEGATO E

PROGETTO DI BILANCIO DI COMPETENZA DELLO STATO AL NETTO DELLE REGOLAZIONI DEBITORIE

ANALISI PER MISSIONE, TITOLO E CATEGORIA ECONOMICA DELLE PREVISIONI A LEGISLAZIONE VIGENTE DI SPESA PER IL 2008

A RAFFRONTO CON LE PREVISIONI ASSESTATE, EMENDATE ED INTEGRATE 2007

(MIGLIAIA DI EURO)

	PREVISIONI ASSESTATE 2007	PREVISIONI 2008	DIFFERENZE
IMPOSTE PAGATE SULLA PRODUZIONE	1.583	1.403	-180
INTERESSI PASSIVI E REDDITI DA CAPITALE	20.300	20.300	-
ALTRE USCITE CORRENTI	-	-	-
TITOLO II - SPESE IN CONTO CAPITALE	3.217.828	4.460.423	1.242.513
INVESTIMENTI FISSI LORDI E ACQUISTI DI TERRENI	1.045	1.040	-5
CONTRIBUTI AGLI INVESTIMENTI	33.583	58.583	25.000
CONTRIBUTI AGLI INVESTIMENTI AD IMPRESE	-	-	-
CONTRIBUTI AGLI INVESTIMENTI A ESTERO	-	-	-
ALTRI TRASFERIMENTI IN CONTO CAPITALE	3.183.200	4.400.800	1.217.600
TITOLO III - RIMBORSO PASSIVITA' FINANZIARIE	36.000	36.000	-
RIMBORSO PASSIVITA' FINANZIARIE	36.000	36.000	-
Politiche economico-finanziarie e di bilancio	**23.602.111**	**23.147.084**	**-455.027**
TITOLO I - SPESE CORRENTI	23.418.859	22.955.106	-463.753
REDDITI DA LAVORO DIPENDENTE	2.260.399	2.313.579	53.180
CONSUMI INTERMEDI	1.330.269	1.246.136	-84.133
IMPOSTE PAGATE SULLA PRODUZIONE	158.266	154.729	-3.537
TRASFERIMENTI CORRENTI AD AMMINISTRAZIONI PUBBLICHE	3.953.733	4.081.638	127.905
TRASFERIMENTI CORRENTI A FAMIGLIE E ISTITUZIONI SOCIALI PRIVATE	74.816	74.436	-380
TRASFERIMENTI CORRENTI A IMPRESE	81.791	56.625	-25.166
INTERESSI PASSIVI E REDDITI DA CAPITALE	970.588	970.546	-42
POSTE CORRETTIVE E COMPENSATIVE	14.088.753	13.872.833	-215.920
AMMORTAMENTI	162.684	162.684	-
ALTRE USCITE CORRENTI	337.561	21.900	-315.661
TITOLO II - SPESE IN CONTO CAPITALE	183.252	191.978	8.726

ALLEGATO E

PROGETTO DI BILANCIO DI COMPETENZA DELLO STATO AL NETTO DELLE REGOLAZIONI DEBITORIE

ANALISI PER MISSIONE, TITOLO E CATEGORIA ECONOMICA DELLE PREVISIONI A LEGISLAZIONE VIGENTE DI SPESA PER IL 2008

A RAFFRONTO CON LE PREVISIONI ASSESTATE, EMENDATE ED INTEGRATE 2007

(MIGLIAIA DI EURO)

	PREVISIONI ASSESTATE 2007	PREVISIONI 2008	DIFFERENZE
INVESTIMENTI FISSI LORDI E ACQUISTI DI TERRENI	152.788	161.536	8.748
CONTRIBUTI AGLI INVESTIMENTI	28.764	28.764	
CONTRIBUTI AGLI INVESTIMENTI AD IMPRESE	1.700	1.678	-22
ALTRI TRASFERIMENTI IN CONTO CAPITALE	-	-	-
ACQUISIZIONI DI ATTIVITA' FINANZIARIE	-	-	-
Giovani e sport	**996.610**	**902.032**	**-94.578**
TITOLO I - SPESE CORRENTI	592.465	572.800	-19.665
TRASFERIMENTI CORRENTI AD AMMINISTRAZIONI PUBBLICHE	592.465	572.800	-19.665
TRASFERIMENTI CORRENTI A IMPRESE	-	-	-
TITOLO II - SPESE IN CONTO CAPITALE	404.145	329.232	-74.913
INVESTIMENTI FISSI LORDI E ACQUISTI DI TERRENI	2.000	-	-2.000
CONTRIBUTI AGLI INVESTIMENTI	155.304	155.304	-
CONTRIBUTI AGLI INVESTIMENTI AD IMPRESE	18.000	-	-18.000
ALTRI TRASFERIMENTI IN CONTO CAPITALE	228.841	173.928	-54.913
Turismo	**121.904**	**112.598**	**-9.306**
TITOLO I - SPESE CORRENTI	121.904	112.598	-9.306
TRASFERIMENTI CORRENTI AD AMMINISTRAZIONI PUBBLICHE	121.904	112.598	-9.306
Servizi istituzionali e generali delle amministrazioni pubbliche	**3.673.653**	**2.720.268**	**-953.385**
TITOLO I - SPESE CORRENTI	2.940.188	2.521.722	-418.466
REDDITI DA LAVORO DIPENDENTE	1.570.059	1.619.161	49.092
CONSUMI INTERMEDI	1.067.704	606.336	-461.368
IMPOSTE PAGATE SULLA PRODUZIONE	104.083	107.035	2.952
TRASFERIMENTI CORRENTI AD AMMINISTRAZIONI PUBBLICHE	181.494	173.679	-7.815
TRASFERIMENTI CORRENTI A FAMIGLIE E ISTITUZIONI SOCIALI PRIVATE	120	120	

ALLEGATO E

PROGETTO DI BILANCIO DI COMPETENZA DELLO STATO AL NETTO DELLE REGOLAZIONI DEBITORIE
ANALISI PER MISSIONE, TITOLO E CATEGORIA ECONOMICA DELLE PREVISIONI A LEGISLAZIONE VIGENTE DI SPESA PER IL 2008
A RAFFRONTO CON LE PREVISIONI ASSESTATE, EMENDATE ED INTEGRATE 2007
(MIGLIAIA DI EURO)

	PREVISIONI ASSESTATE 2007	PREVISIONI 2008	DIFFERENZE
INTERESSI PASSIVI E REDDITI DA CAPITALE	110	240	130
POSTE CORRETTIVE E COMPENSATIVE	-	-	-
ALTRE USCITE CORRENTI	16.609	15.152	-1.456
TITOLO II - SPESE IN CONTO CAPITALE	773.465	198.545	-534.920
INVESTIMENTI FISSI LORDI E ACQUISTI DI TERRENI	140.648	165.728	25.080
CONTRIBUTI AGLI INVESTIMENTI AD IMPRESE	-	-	-
CONTRIBUTI AGLI INVESTIMENTI A FAMIGLIE E ISTITUZIONI SOCIALI PRIVATE	-	-	-
ALTRI TRASFERIMENTI IN CONTO CAPITALE	150.000	-	150.000
ACQUISIZIONI DI ATTIVITA' FINANZIARIE	442.817	32.817	410.000
Fondi da ripartire	**12.863.084**	**17.286.325**	**4.423.241**
TITOLO I - SPESE CORRENTI	10.868.617	13.555.334	2.686.717
REDDITI DA LAVORO DIPENDENTE	5.496.190	5.750.229	254.039
CONSUMI INTERMEDI	1.078.124	2.559.495	1.481.371
TRASFERIMENTI CORRENTI AD AMMINISTRAZIONI PUBBLICHE	4.163	1.885	-2.278
TRASFERIMENTI CORRENTI A FAMIGLIE E ISTITUZIONI SOCIALI PRIVATE	5.908	4.100	-1.808
TRASFERIMENTI CORRENTI A IMPRESE	52.175	49.410	-2.765
INTERESSI PASSIVI E REDDITI DA CAPITALE	-	-	-
AMMORTAMENTI	678.649	684.486	5.837
ALTRE USCITE CORRENTI	3.553.408	4.505.729	952.321
TITOLO II - SPESE IN CONTO CAPITALE	1.994.468	3.730.991	1.736.523
INVESTIMENTI FISSI LORDI E ACQUISTI DI TERRENI	416.888	1.752.212	1.335.324
CONTRIBUTI AGLI INVESTIMENTI	492.332	592.332	100.000
CONTRIBUTI AGLI INVESTIMENTI AD IMPRESE	-	-	-
ALTRI TRASFERIMENTI IN CONTO CAPITALE	1.085.248	1.386.447	301.199

ALLEGATO E

PROGETTO DI BILANCIO DI COMPETENZA DELLO STATO AL NETTO DELLE REGOLAZIONI DEBITORIE

ANALISI PER MISSIONE, TITOLO E CATEGORIA ECONOMICA DELLE PREVISIONI A LEGISLAZIONE VIGENTE DI SPESA PER IL 2008

A RAFFRONTO CON LE PREVISIONI ASSESTATE, EMENDATE ED INTEGRATE 2007

(MIGLIAIA DI EURO)

	PREVISIONI ASSESTATE 2007	PREVISIONI 2008	DIFFERENZE
Debito pubblico	**266.187.988**	**276.417.195**	**10.229.207**
TITOLO I - SPESE CORRENTI	75.030.340	78.240.725	3.210.385
CONSUMI INTERMEDI	601.713	622.017	20.305
TRASFERIMENTI CORRENTI AD AMMINISTRAZIONI PUBBLICHE	3.500	3.500	-
TRASFERIMENTI CORRENTI A IMPRESE	80	80	-
INTERESSI PASSIVI E REDDITI DA CAPITALE	74.425.048	77.615.128	3.190.080
TITOLO III - RIMBORSO PASSIVITA' FINANZIARIE	191.157.647	198.176.470	7.018.822
RIMBORSO PASSIVITA' FINANZIARIE	191.157.647	198.176.470	7.018.822
TOTALE GENERALE	**659.479.199**	**665.121.344**	**17.258.145**

ALLEGATO F

PROGETTO DI BILANCIO DI COMPETENZA E DI CASSA DELLO STATO AL NETTO DEI RIMBORSI IVA E DELLE REGOLAZIONI CONTABILI

ANALISI DELLE PREVISIONI DI ENTRATA A LEGISLAZIONE VIGENTE PER IL 2008

(MIGLIAIA DI EURO)

	RESIDUI PRESUNTI AL 31/12/ 2007	COMPETENZE PER L'ANNO 2008	CASSA PER L'ANNO 2008
TITOLO I - ENTRATE TRIBUTARIE	**88.819.776**	**427.376.000**	**408.100.000**
CATEGORIA I - IMPOSTE SUL PATRIMONIO E SUL REDDITO	**38.740.892**	**246.460.000**	**235.984.000**
IMPOSTA SUI REDDITI	22.502.611	170.613.000	162.924.000
IMPOSTA SUL REDDITO DELLE SOCIETA'	9.025.693	55.668.000	52.968.000
IMPOSTA LOCALE SUI REDDITI	1.587.141	66.000	10.000
RITENUTA SU INTERESSI E REDDITI DI CAPITALE	836.805	11.904.000	11.904.000
RITENUTE SU CONTRIBUTI DI ENTI PUBBLICI, PREMI E VINCITE, PREMI ASSICURAZIONE VITA IN CASO DI RISCATTO	15.038	617.000	617.000
IMPOSTE SOSTITUTIVE PREVISTE DALL'ARTICOLO 3, COMMI 160, 161 E 162 DELLA LEGGE 23 DICEMBRE 1996, N.662.	266.298	1.975.000	1.975.000
IMPOSTE SOSTITUTIVE DELL'IMPOSTA SUL REDDITO DELLE PERSONE GIURIDICHE DELL'IMPOSTA LOCALE SUI REDDITI CONFERIMENTO PREVISTE DALLA LEGGE 30 LUGLIO 1990, N.218	2.618	2.000	2.000
SOMMA PARI AL 20 PER CENTO DEI PROVENTI DERIVANTI DA DEPOSITI DI DENARO, DI VALORI MOBILIARI E DI ALTRI TITOLI DIVERSI DALLE AZIONI E DA TITOLI SIMILARI	718	40.000	40.000
IMPOSTA SOSTITUTIVA DELLE IMPOSTE SUI REDDITI PER LA RIDERMINAZIONE DEI VALORI DI ACQUISTO DI PARTECIPAZIONI NON NEGOZIATE NEI MERCATI REGOLAMENTATI	20.043	308.000	308.000
IMPOSTA SOSTITUTIVA DELLE IMPOSTE SUL REDDITO A CARICO DEI FONDI DI INVESTIMENTO	177	617.000	617.000
IMPOSTA SOSTITUTIVA SULLE INDENNITA' DI ESPROPRIO DELLE AREE FABBRICABILI	12.145	66.000	66.000
IMPOSTA SOSTITUTIVA DELLE IMPOSTE SUI REDDITI PER LA RIDERMINAZIONE DEI VALORI DI ACQUISTO DEI TERRENI EDIFICABILI	27.461	61.000	61.000
IMPOSTA SOSTITUTIVA DELLE IMPOSTE SUI REDDITI SULLE RISERVE ED ALTRI FONDI IN SOSPENSIONE DI IMPOSTA	657	1.000	1.000
IMPOSTA SOSTUTITIVA DELLE IMPOSTE SUI REDDITI DA APPLICARE AI FONDI PENSIONE ED ALLE ALTRE FORME PENSIONISTICHE COMPLEMENTARI ED INDIVIDUALI	-	146.000	146.000
IMPOSTA SOSTITUTIVA SUI REDDITI DI CUI ALL'ART. 41, COMMA 1, LETTERA G-QUINQUIES DEL TESTO UNICO DELLE IMPOSTE SUI REDDITI	353	539.000	539.000
IMPOSTA SOSTITUTIVA SUI REDDITI DERIVANTI DALLA RIVALUTAZIONE DEI FONDI PER IL TFR E DAI RENDIMENTI ATTRIBUITI AI FONDI DI PREVIDENZA	15.265	288.000	288.000
IMPOSTA SOSTITUTIVA SULLA RIVALUTAZIONE DI TERRENI EDIFICABILI O RISULTANTI TALI A SEGUITO DI DEMOLIZIONE DI EDIFICI ESISTENTI	1.420	141.000	141.000
RITENUTE D'ACCONTO O D'IMPOSTA SUGLI UTILI DISTRIBUITI DALLE PERSONE GIURIDICHE	182.064	527.000	527.000
IMPOSTA SUI GIUOCHI DI ABILITA' E SUI CONCORSI PRONOSTICI: QUOTA DEL 35 PER CENTO	22.134	154.000	154.000

ALLEGATO F

PROGETTO DI BILANCIO DI COMPETENZA E DI CASSA DELLO STATO AL NETTO DEI RIMBORSI IVA E DELLE REGOLAZIONI CONTABILI

ANALISI DELLE PREVISIONI DI ENTRATA A LEGISLAZIONE VIGENTE PER IL 2008

(MIGLIAIA DI EURO)

	RESIDUI PRESUNTI AL 31/12/ 2007	COMPETENZE PER L'ANNO 2008	CASSA PER L'ANNO 2008
QUOTA DEL 12,25 PER CENTO DELL'INCASSO LORDO DEI PROVENTI DELLE ATTIVITA' DI GIUOCO E DEI CONCORSI PRONOSTICI	14.238	186.000	186.000
IMPOSTA SULLE RISERVE MATEMATICHE DEI RAMI VITA DELLE SOCIETA' ED ENTI CHE ESERCITANO ATTIVITA' ASSICURATIVA	1	1.115.000	1.115.000
IMPOSTE DIRETTE DERIVANTI DALLA DEFINIZIONE DI PENDENZE E CONTROVERSIE TRIBUTARIE	478.805	34.000	34.000
ENTRATE SOSTITUTIVE DELLE IMPOSTE SUI REDDITI SULLE RIVALUTAZIONI DEI BENI AZIENDALI ISCRITTI IN BILANCIO E SULLO SMOBILIZZO DEI FONDI IN SOSPENSIONE DI IMPOSTA	206.531	230.000	230.000
ALTRI	3.522.678	1.162.000	1.131.000
CATEGORIA II - TASSE ED IMPOSTE SUGLI AFFARI	**40.947.788**	**130.027.000**	**121.227.000**
IMPOSTA SUL VALORE AGGIUNTO	32.306.158	104.892.000	96.184.000
IMPOSTA DI REGISTRO	1.845.919	6.682.000	6.599.000
IMPOSTA DI BOLLO	1.125.118	5.720.000	5.720.000
IMPOSTA SULLE ASSICURAZIONI	565.360	3.064.000	3.064.000
IMPOSTA SOSTITUTIVA DELLE IMPOSTE DI REGISTRO, DI BOLLO, IPOTECARIE E CATASTALI E DELLE TASSE SULLE CONCESSIONI GOVERNATIVE	90.290	638.000	638.000
IMPOSTA IPOTECARIA	766.896	3.151.000	3.151.000
IMPOSTA SULLE SUCCESSIONI E DONAZIONI	629.448	127.000	127.000
TASSA SULLE CONCESSIONI GOVERNATIVE	317.972	1.545.000	1.536.000
TASSE AUTOMOBILISTICHE	837.960	590.000	590.000
SOVRATTASSA SU AUTOVETTURE MOTORE DIESEL	470.511	P.M.	P.M.
CANONE DI ABBONAMENTO ALLE RADIOAUDIZIONI CIRCOLARI AD ALLA TELEVISIONE	286.821	1.588.000	1.588.000
IMPOSTA SUGLI INTRATTENIMENTI	32.483	61.000	61.000
IMPOSTA UNICA SUI GIUOCHI DI ABILITA' E SUI CONCORSI PRONOSTICI: QUOTA DEL 25 PER CENTO	15.711	114.000	114.000
TASSE DI PUBBLICO INSEGNAMENTO E RELATIVE ALLA ISTRUZIONE SUPERIORE	1.904	34.000	34.000
DIRITTI CATASTALI E DI SCRITTURATO	276.287	1.394.000	1.394.000
ALTRI	1.378.950	427.000	427.000
CATEGORIA III - IMPOSTE SULLA PRODUZIONE, SUI CONSUMI E DOGANE	**6.318.418**	**28.544.000**	**28.544.000**
IMPOSTA DI FABBRICAZIONE SUGLI OLII MINERALI E LORO DERIVATI	2.940.969	21.138.000	21.138.000
DAZI C.E.C.A. ED ALTRI DIRITTI DOGANALI	1.264.177	10.000	10.000
SOVRAIMPOSTE DI CONFINE	23.853	64.000	64.000
IMPOSTA DI FABBRICAZIONE SUI GAS INCONDENSABILI	125.625	410.000	410.000

ALLEGATO F

PROGETTO DI BILANCIO DI COMPETENZA E DI CASSA DELLO STATO AL NETTO DEI RIMBORSI IVA E DELLE REGOLAZIONI CONTABILI

ANALISI DELLE PREVISIONI DI ENTRATA A LEGISLAZIONE VIGENTE PER IL 2008

(MIGLIAIA DI EURO)

	RESIDUI PRESUNTI AL 31/12/ 2007	COMPETENZE PER L'ANNO 2008	CASSA PER L'ANNO 2008
IMPOSTA DI FABBRICAZIONE SUGLI SPIRITI	215.715	607.000	607.000
IMPOSTA DI FABBRICAZIONE SULLA BIRRA	38.806	493.000	493.000
IMPOSTA SULL'ENERGIA ELETTRICA	331.022	1.321.000	1.321.000
IMPOSTA DI CONSUMO SUL GAS METANO	435.623	3.986.000	3.986.000
IMPOSTA DI CONSUMO SUGLI OLI LUBRIFICANTI E SUI BITUMI DI PETROLIO	22.782	413.000	413.000
ALTRI	919.845	102.000	102.000
CATEGORIA IV - MONOPOLI	**1.386.451**	**10.203.000**	**10.203.000**
IMPOSTA SUL CONSUMO DEI TABACCHI	1.380.038	10.189.000	10.189.000
IMPOSTA SULLA FABBRICAZIONE DEI FIAMMIFERI	484	5.000	5.000
ALTRI	5.928	9.000	9.000
CATEGORIA V - LOTTO, LOTTERIE ED ALTRE ATTIVITA' DI GIUOCO	**1.426.228**	**12.142.000**	**12.142.000**
PROVENTO DEL LOTTO	252.472	6.082.000	6.082.000
PRELIEVO ERARIALE SUGLI APPARECCHI E CONGEGNI DI GIOCO	3.112	2.090.000	2.090.000
PROVENTI DELLE ATTIVITA' DI GIUOCO	-	1.306.000	1.306.000
IMPOSTA UNICA SUI GIUOCHI DI ABILITA' E SUI CONCORSI PRONOSTICI: QUOTA DEL 40 PER CENTO	18.764	178.000	178.000
UTILE DELLE LOTTERIE NAZIONALI	19.307	20.000	20.000
DIRITTO FISSO ERARIALE SUI CONCORSI PRONOSTICI	2.127	156.000	156.000
PROVENTI DERIVANTI DALLE LOTTERIE NAZIONALI AD ESTRAZIONE ISTANTANEA	872.764	1.784.000	1.784.000
ALTRI	257.682	526.000	526.000
TITOLO II - ENTRATE EXTRA-TRIBUTARIE	**66.676.770**	**28.604.393**	**21.612.032**
PROVENTI SPECIALI	112.137	670.571	620.571
PROVENTI DI SERVIZI PUBBLICI MINORI	16.185.449	4.796.761	4.025.000
PROVENTI DEI BENI DELLO STATO	570.105	873.743	448.143
PRODOTTI NETTI DI AZIENDE AUTONOME ED UTILI DI GESTIONE	-	3.690.000	3.690.000
INTERESSI SU ANTICIPAZIONI E CREDITI VARI DEL TESORO	5.783.113	4.744.709	3.712.709
RECUPERI, RIMBORSI E CONTRIBUTI	43.186.769	11.164.128	6.451.128
PARTITE CHE SI COMPENSANO NELLA SPESA	839.196	2.664.481	2.664.481
TOTALE ENTRATE TRIBUTARIE ED EXTRATIBUTARIE	**155.496.546**	**455.980.393**	**429.712.032**
TITOLO III - ALIENAZIONE ED AMMORTAMENTO DI BENI PATRIMONIALI E RISCOSSIONE DI CREDITI	**47.328**	**2.253.734**	**2.253.734**
VENDITA DI BENI IMMOBILI ED AFFRANCAZIONE DI CANONI	1.548	1.380.300	1.380.300

ALLEGATO F

PROGETTO DI BILANCIO DI COMPETENZA E DI CASSA DELLO STATO AL NETTO DEI RIMBORSI IVA E DELLE REGOLAZIONI CONTABILI

ANALISI DELLE PREVISIONI DI ENTRATA A LEGISLAZIONE VIGENTE PER IL 2008

(MIGLIAIA DI EURO)

	RESIDUI PRESUNTI AL 31/12/ 2007	COMPETENZE PER L'ANNO 2008	CASSA PER L'ANNO 2008
AMMORTAMENTO DI BENI PATRIMONIALI	-	847.170	847.170
RIMBORSO DI ANTICIPAZIONI E DI CREDITI DEL TESORO	45.780	26.264	26.264
TOTALE ENTRATE FINALI	**155.543.874**	**458.234.127**	**431.965.766**
ACCENSIONE DI PRESTITI	-	**215.937.217**	**263.639.935**
TOTALE ENTRATE	**155.543.874**	**674.171.344**	**695.605.701**

ALLEGATO G

PROGETTO DI BILANCIO DI COMPETENZA E DI CASSA DELLO STATO AL NETTO DELLE REGOLAZIONI DEBITORIE

ANALISI ECONOMICA DELLE PREVISIONI A LEGISLAZIONE VIGENTE DI SPESA PER IL 2008

(MIGLIAIA DI EURO)

		RESIDUI PRESUNTI AL 31/12/ 2007	COMPETENZA PER L' ANNO 2008	CASSA PER L' ANNO 2008
	TITOLO I - SPESE CORRENTI	**30.096.832**	**421.860.119**	**438.292.993**
1.	**REDDITI DA LAVORO DIPENDENTE**	**1.879.522**	**86.863.651**	**86.962.773**
1.0.	SOMME NON RIPARTIBILI	27	33.475	33.502
1.1.	RETRIBUZIONI LORDE IN DENARO	1.380.206	61.315.697	61.397.166
1.1.0.	SOMME NON RIPARTIBILI	-	30.000	30.000
1.1.1.	STIPENDI	754.215	56.021.998	56.022.721
1.1.2.	LAVORO STRAORDINARIO	169.817	1.119.387	1.125.085
1.1.3.	FONDO UNICO AMMINISTRAZIONE	410.525	689.194	729.036
1.1.4.	INCENTIVI PER L'OFFERTA FORMATIVA	25.270	44.187	68.758
1.1.5.	ALTRI COMPENSI AL PERSONALE	18.051	3.405.791	3.414.400
1.1.6.	LAVORO A TEMPO DETERMINATO	2.326	5.140	7.166
1.2.	RETRIBUZIONI IN NATURA	231.808	722.565	739.639
1.2.1.	BUONI PASTO	39.138	125.595	143.480
1.2.2.	MENSE	16.863	174.113	174.113
1.2.3.	VESTIARIO	107.303	99.744	98.909
1.2.4.	ALTRE	68.504	323.112	323.137
1.3.	CONTRIBUTI SOCIALI EFFETTIVI A CARICO DEL DATORE DI LAVORO	263.233	23.766.318	23.766.339
1.3.1.	CONTRIBUTI SOCIALI EFFETTIVI A CARICO DEL DATORE DI LAVORO	263.233	23.766.318	23.766.339
1.4.	CONTRIBUTI SOCIALI FIGURATIVI A CARICO DEL DATORE DI LAVORO	4.248	1.025.596	1.026.126
1.4.1.	CONTRIBUTI SOCIALI FIGURATIVI A CARICO DEL DATORE DI LAVORO	4.248	1.025.596	1.026.126
2.	**CONSUMI INTERMEDI**	**2.349.943**	**9.715.646**	**10.076.383**
2.0.	SOMME NON RIPARTIBILI	2.306	1.097.097	1.097.099
2.1.	ACQUISTO DI BENI	74.283	1.460.586	1.470.160
2.1.1.	BENI DI CONSUMO	70.462	1.261.654	1.269.943

ALLEGATO G

PROGETTO DI BILANCIO DI COMPETENZA E DI CASSA DELLO STATO AL NETTO DELLE REGOLAZIONI DEBITORIE

ANALISI ECONOMICA DELLE PREVISIONI A LEGISLAZIONE VIGENTE DI SPESA PER IL 2008

(MIGLIAIA DI EURO)

		RESIDUI PRESUNTI AL 31/12/ 2007	COMPETENZA PER L'ANNO 2008	CASSA PER L'ANNO 2008
2.1.2.	PUBBLICAZIONI PERIODICHE	2.323	27.129	27.851
2.1.3.	ARMI E MATERIALE BELLICO PER USI MILITARI	1.498	171.803	172.367
2.2.	ACQUISTO DI SERVIZI EFFETTIVI	2.270.134	7.157.738	7.505.821
2.2.0.	SOMME NON RIPARTIBILI	-	740	740
2.2.1.	NOLEGGI, LOCAZIONI E LEASING OPERATIVO	155.128	1.059.923	1.095.438
2.2.2.	MANUTENZIONE ORDINARIA E RIPARAZIONI	253.561	806.457	828.669
2.2.3.	UTENZE, SERVIZI AUSILIARI, SPESE DI PULIZIA	93.654	405.551	426.828
2.2.4.	SPESE POSTALI E VALORI BOLLATI	9.516	31.656	31.626
2.2.5.	CORSI DI FORMAZIONE	25.917	165.965	168.828
2.2.6.	SPESE PER ACCERTAMENTI SANITARI RESI NECESSARI DALL'ATTIVITA' LAVORATIVA	1.751	46.517	46.605
2.2.7.	SPESE DI RAPPRESENTANZA, RELAZIONI PUBBLICHE, CONVEGNI E MOSTRE, PUBBLICITA'	8.778	85.743	87.593
2.2.8.	COMMISSIONI, COMITATI, CONSIGLI	52.038	164.206	180.575
2.2.9.	COMPENSI PER INCARICHI CONTINUATIVI	82.432	155.330	168.204
2.2.10.	STUDI, CONSULENZE, INDAGINI	49.495	76.797	94.320
2.2.11.	AGGI DI RISCOSSIONE	445.258	615.430	631.385
2.2.12.	COMMISSIONI SU TITOLI	395.115	612.853	612.853
2.2.13.	INDENNITA' DI MISSIONE E RIMBORSI SPESE VIAGGI	21.444	358.199	358.581
2.2.14.	ALTRI SERVIZI	670.139	2.481.053	2.682.268
2.2.15.	CANONI FIP	5.907	91.319	91.308
2.3.	ACQUISTO DI SERVIZI FIGURATIVI	3.220	225	3.303
2.3.1.	FITTI FIGURATIVI	3.220	225	3.303
3.	**IMPOSTE PAGATE SULLA PRODUZIONE**	**30.722**	**4.529.135**	**4.529.222**
3.0.	SOMME NON RIPARTIBILI	-	-	-
3.1.	IMPOSTE PAGATE SULLA PRODUZIONE	30.722	4.529.135	4.529.222

ALLEGATO G

PROGETTO DI BILANCIO DI COMPETENZA E DI CASSA DELLO STATO AL NETTO DELLE REGOLAZIONI DEBITORIE

ANALISI ECONOMICA DELLE PREVISIONI A LEGISLAZIONE VIGENTE DI SPESA PER IL 2008

(MIGLIAIA DI EURO)

		RESIDUI PRESUNTI AL 31/12/ 2007	COMPETENZA PER L' ANNO 2008	CASSA PER L' ANNO 2008
3.1.1.	IMPOSTE PAGATE SULLA PRODUZIONE	30.722	4.529.135	4.529.222
4.	**TRASFERIMENTI CORRENTI AD AMMINISTRAZIONI PUBBLICHE**	**23.234.683**	**193.011.697**	**193.629.512**
4.0.	SOMME NON RIPARTIBILI	-	87.070	87.070
4.1.	AMMINISTRAZIONI CENTRALI	931.168	9.753.146	9.804.874
4.1.1.	ORGANI COSTITUZIONALI	483.433	7.946.705	7.946.705
4.1.2.	ENTI PRODUTTORI DI SERVIZI ECONOMICI E DI REGOLAZIONE DELL'ATTIVITA' ECONOMICA	266.392	701.224	704.924
4.1.3.	ENTI PRODUTTORI DI SERVIZI ASSISTENZIALI, RICREATIVI E CULTURALI	67.695	586.871	619.293
4.1.4.	ENTI DI RICERCA	113.648	518.346	533.952
4.2.	AMMINISTRAZIONI LOCALI	18.290.053	104.049.574	104.477.751
4.2.1.	REGIONI	13.045.310	84.665.148	84.681.201
4.2.2.	COMUNI E PROVINCE	2.218.177	11.074.233	11.312.606
4.2.3.	ENTI PRODUTTORI DI SERVIZI SANITARI	56.800	384.756	410.040
4.2.5.	ENTI LOCALI PRODUTTORI DI SERVIZI ASSISTENZIALI RICREATIVI E CULTURALI	2.969.765	7.925.437	8.073.904
4.3.	ENTI DI PREVIDENZA	4.013.461	79.121.907	79.259.817
4.3.1.	ENTI DI PREVIDENZA E ASSISTENZA SOCIALE	4.013.461	79.121.907	79.259.817
5.	**TRASFERIMENTI CORRENTI A FAMIGLIE E ISTITUZIONI SOCIALI PRIVATE**	**239.239**	**3.895.572**	**3.942.760**
5.0.	SOMME NON RIPARTIBILI	-	17.856	17.856
5.1.	PRESTAZIONI SOCIALI IN DENARO	67.511	1.270.894	1.298.900
5.1.1.	PRESTAZIONI DI ASSISTENZA SOCIALE	38.456	1.079.158	1.079.158
5.1.2.	ALTRE PRESTAZIONI	29.055	191.736	219.743
5.2.	TRASFERIMENTI SOCIALI IN NATURA	35.576	333.584	333.584
5.2.1.	TRASFERIMENTI DI ASSISTENZA SOCIALE	3.052	148.874	148.874
5.2.2.	ALTRE PRESTAZIONI	32.524	184.711	184.711

ALLEGATO G

PROGETTO DI BILANCIO DI COMPETENZA E DI CASSA DELLO STATO AL NETTO DELLE REGOLAZIONI DEBITORIE

ANALISI ECONOMICA DELLE PREVISIONI A LEGISLAZIONE VIGENTE DI SPESA PER IL 2008

(MIGLIAIA DI EURO)

		RESIDUI PRESUNTI AL 31/12/ 2007	COMPETENZA PER L' ANNO 2008	CASSA PER L' ANNO 2008
5.3.	ALTRI TRASFERIMENTI	136.152	2.273.238	2.292.419
5.3.1.	FAMIGLIE	45.958	591.779	599.453
5.3.2.	ISTITUZIONI SOCIALI PRIVATE	90.194	1.681.458	1.692.966
6.	**TRASFERIMENTI CORRENTI A IMPRESE**	**1.188.764**	**4.564.046**	**4.771.091**
6.0.	SOMME NON RIPARTIBILI	-	33.710	33.710
6.1.	CONTRIBUTI AI PRODOTTI E ALLA PRODUZIONE	1.033.458	4.146.096	4.320.884
6.1.1.	CONTRIBUTI ALLE IMPORTAZIONI	-	30.832	30.832
6.1.2.	ALTRI CONTRIBUTI AI PRODOTTI	419.108	291.523	368.135
6.1.3.	CONTRIBUTI IN CONTO INTERESSI	67.220	342.020	358.440
6.1.4.	ALTRI CONTRIBUTI ALLA PRODUZIONE	547.130	3.481.721	3.563.477
6.2.	ALTRI TRASFERIMENTI A IMPRESE	155.306	384.239	416.496
7.	**TRASFERIMENTI CORRENTI A ESTERO**	**72.363**	**1.682.380**	**1.729.498**
7.0.	SOMME NON RIPARTIBILI	-	-	-
7.1.	TRASFERIMENTI CORRENTI A ESTERO	72.363	1.682.380	1.729.498
7.1.1.	UNIONE EUROPEA	21.038	36.808	36.808
7.1.2.	ALTRO	51.325	1.645.572	1.692.690
8.	**RISORSE PROPRIE CEE**	**-**	**15.800.000**	**15.800.000**
8.0.	SOMME NON RIPARTIBILI	-	15.800.000	15.800.000
9.	**INTERESSI PASSIVI E REDDITI DA CAPITALE**	**582.499**	**78.611.596**	**78.653.616**
9.0.	SOMME NON RIPARTIBILI	-	2.000	2.000
9.1.	INTERESSI PASSIVI	582.499	78.609.596	78.651.616

ALLEGATO G

PROGETTO DI BILANCIO DI COMPETENZA E DI CASSA DELLO STATO AL NETTO DELLE REGOLAZIONI DEBITORIE

ANALISI ECONOMICA DELLE PREVISIONI A LEGISLAZIONE VIGENTE DI SPESA PER IL 2008

(MIGLIAIA DI EURO)

		RESIDUI PRESUNTI AL 31/12/ 2007	COMPETENZA PER L' ANNO 2008	CASSA PER L' ANNO 2008
9.1.1.	INTERESSI PASSIVI A BREVE	-	6.500.000	6.500.000
9.1.2.	INTERESSI PASSIVI SU TITOLI A LUNGA	279.478	61.600.000	61.600.000
9.1.3.	INTERESSI SU MUTUI	205.636	2.441.928	2.443.830
9.1.4.	ALTRI INTERESSI	97.385	8.067.669	8.107.786
10.	**POSTE CORRETTIVE E COMPENSATIVE**	**500.486**	**14.053.923**	**14.063.791**
10.0.	SOMME NON RIPARTIBILI	-	50.000	50.000
10.1.	RESTITUZIONI E RIMBORSO DI IMPOSTE	181.242	7.753.841	7.754.111
10.1.1.	RESTITUZIONE E RIMBORSO DI IMPOSTE DIRETTE	26.581	7.010.000	7.010.000
10.1.2.	RESTITUZIONE E RIMBORSO DI IMPOSTE INDIRETTE	154.661	743.841	744.111
10.2.	VINCITE LOTTO	284.538	4.400.000	4.400.000
10.3.	ALTRE POSTE CORRETTIVE E COMPENSATIVE	34.705	1.850.082	1.859.680
11.	**AMMORTAMENTI**	-	**847.170**	**847.170**
11.1.	BENI MOBILI	-	684.486	684.486
11.2.	BENI IMMOBILI	-	162.684	162.684
12.	**ALTRE USCITE CORRENTI**	**18.612**	**8.285.305**	**23.287.178**
12.0.	SOMME NON RIPARTIBILI	34	6.000	6.000
12.1.	PREMI DI ASSICURAZIONE	160	5.135	5.162
12.2.	ALTRE USCITE CORRENTI	18.418	8.274.170	23.276.017
12.2.1.	FONDI SPECIALI	-	144.959	144.959

ALLEGATO G

PROGETTO DI BILANCIO DI COMPETENZA E DI CASSA DELLO STATO AL NETTO DELLE REGOLAZIONI DEBITORIE

ANALISI ECONOMICA DELLE PREVISIONI A LEGISLAZIONE VIGENTE DI SPESA PER IL 2008

(MIGLIAIA DI EURO)

		RESIDUI PRESUNTI AL 31/12/ 2007	COMPETENZA PER L' ANNO 2008	CASSA PER L' ANNO 2008
12.2.2.	FONDI DI RISERVA	70	5.550.961	20.550.961
12.2.3.	ALTRE SOMME NON ALTROVE CLASSIFICATE	18.349	2.578.249	2.580.096

ALLEGATO G

PROGETTO DI BILANCIO DI COMPETENZA E DI CASSA DELLO STATO AL NETTO DELLE REGOLAZIONI DEBITORIE

ANALISI ECONOMICA DELLE PREVISIONI A LEGISLAZIONE VIGENTE DI SPESA PER IL 2008

(MIGLIAIA DI EURO)

		RESIDUI PRESUNTI AL 31/12/ 2007	COMPETENZA PER L' ANNO 2008	CASSA PER L' ANNO 2008
	TITOLO II - SPESE IN CONTO CAPITALE	**48.118.499**	**45.048.755**	**50.035.052**
21.	**INVESTIMENTI FISSI LORDI E ACQUISTI DI TERRENI**	**5.927.417**	**6.070.225**	**6.858.599**
21.0.	SOMME NON RIPARTIBILI	1.293	1.600.000	1.600.010
21.1.	INVESTIMENTI FISSI LORDI	5.925.648	4.450.205	5.238.569
21.1.1.	MEZZI DI TRASPORTO	181.664	100.583	108.970
21.1.2.	MOBILI, MACCHINARI, ATTREZZATURE	187.136	130.429	159.268
21.1.3.	FABBRICATI RESIDENZIALI	69.076	34.062	34.621
21.1.4.	FABBRICATI NON RESIDENZIALI	324.134	253.768	298.777
21.1.5.	OPERE PUBBLICHE	1.282.226	679.777	826.997
21.1.6.	SOFTWARE E HARDWARE	775.365	364.073	495.354
21.1.7.	INFRASTRUTTURE MILITARI	341.346	247.360	247.700
21.1.8.	ARMI LEGGERE E VEICOLI PER SICUREZZA PUBBLICA	76.248	87.513	85.313
21.1.9.	ALTRI INVESTIMENTI	2.688.455	2.552.639	2.981.568
21.2.	ACQUISTI DI TERRENI E BENI MATERIALI NON PRODOTTI	475	20.020	20.020
21.2.0.	SOMME NON RIPARTIBILI	475	20.020	20.020
22.	**CONTRIBUTI AGLI INVESTIMENTI**	**21.445.190**	**20.407.020**	**22.206.384**
22.0.	SOMME NON RIPARTIBILI	3.880	-	3.740
22.1.	AMMINISTRAZIONI CENTRALI	6.140.389	9.627.653	9.854.529
22.1.1.	ENTI PRODUTTORI DI SERVIZI ECONOMICI E DI REGOLAZIONE DELL'ATTIVITA' ECONOMICA	5.019.743	7.541.326	7.637.038
22.1.2.	ENTI PRODUTTORI DI SERVIZI ASSISTENZIALI, RICREATIVI E CULTURALI	3.800	82.014	83.714
22.1.3.	ENTI DI RICERCA	1.116.845	2.004.313	2.133.777
22.2.	AMMINISTRAZIONI LOCALI	14.291.646	9.924.641	11.293.389
22.2.0.	SOMME NON RIPARTIBILI	472.618	-	70.000

ALLEGATO G

PROGETTO DI BILANCIO DI COMPETENZA E DI CASSA DELLO STATO AL NETTO DELLE REGOLAZIONI DEBITORIE

ANALISI ECONOMICA DELLE PREVISIONI A LEGISLAZIONE VIGENTE DI SPESA PER IL 2008

(MIGLIAIA DI EURO)

		RESIDUI PRESUNTI AL 31/12/ 2007	COMPETENZA PER L' ANNO 2008	CASSA PER L' ANNO 2008
22.2.1.	REGIONI	7.156.409	4.900.137	5.681.965
22.2.2.	COMUNI E PROVINCE	5.657.362	4.435.181	4.797.487
22.2.3.	ENTI PRODUTTORI DI SERVIZI SANITARI	55.362	8.500	43.685
22.2.4.	ENTI LOCALI PRODUTTORI DI SERVIZI ECONOMICI E DI REGOLAZIONE DELL'ATTIVITA' ECONOMICA	392.197	479.211	564.152
22.2.5.	ENTI LOCALI PRODUTTORI DI SERVIZI ASSISTENZIALI, RICREATIVI E CULTURALI	557.698	101.612	136.099
22.3.	ENTI DI PREVIDENZA E ASSISTENZA SOCIALE	1.009.275	854.726	1.054.726
22.3.1.	ENTI DI PREVIDENZA E ASSISTENZA SOCIALE	1.009.275	854.726	1.054.726
23.	**CONTRIBUTI AGLI INVESTIMENTI AD IMPRESE**	**13.933.251**	**8.862.539**	**10.892.330**
23.0.	SOMME NON RIPARTIBILI	-	20.000	20.000
23.1.	IMPRESE PRIVATE	12.100.468	4.620.113	6.615.207
23.1.0.	SOMME NON RIPARTIBILI	53.902	-	20.000
23.1.1.	IMPRESE PRIVATE	12.046.566	4.620.113	6.595.207
23.2.	IMPRESE PUBBLICHE	1.832.784	4.222.425	4.257.123
23.2.1.	IMPRESE PUBBLICHE	1.832.784	4.222.425	4.257.123
24.	**CONTRIBUTI AGLI INVESTIMENTI A FAMIGLIE E ISTITUZIONI SOCIALI PRIVATE**	**171.632**	**68.136**	**110.840**
24.0.	SOMME NON RIPARTIBILI	2.000	15.000	15.500
24.1.	FAMIGLIE E ISTITUZIONI SOCIALI PRIVATE	169.632	53.136	95.340
25.	**CONTRIBUTI AGLI INVESTIMENTI A ESTERO**	**125.608**	**175.446**	**203.727**
25.0.	SOMME NON RIPARTIBILI	-	-	-
25.1.	ESTERO	125.608	175.446	203.727
25.1.1.	UNIONE EUROPEA	7.822	57.674	60.995
25.1.2.	ALTRO	117.786	117.772	142.732

ALLEGATO G

PROGETTO DI BILANCIO DI COMPETENZA E DI CASSA DELLO STATO AL NETTO DELLE REGOLAZIONI DEBITORIE

ANALISI ECONOMICA DELLE PREVISIONI A LEGISLAZIONE VIGENTE DI SPESA PER IL 2008

(MIGLIAIA DI EURO)

		RESIDUI PRESUNTI AL 31/12/ 2007	COMPETENZA PER L' ANNO 2008	CASSA PER L' ANNO 2008
26.	**ALTRI TRASFERIMENTI IN CONTO CAPITALE**	**5.564.611**	**9.115.479**	**9.236.113**
26.0.	SOMME NON RIPARTIBILI	303	15.000	15.303
26.1.	AMMINISTRAZIONI PUBBLICHE	607.475	1.881.017	1.905.062
26.1.1.	RIPIANO DEBITI PREGRESSI	371.919	1.847.627	1.852.627
26.1.2.	TRASFERIMENTI A ENTI PREVIDENZIALI IN RELAZIONE AD OPERAZIONI DI CARTOLARIZZAZIONE	-	-	-
26.1.3.	ALTRI	235.556	33.390	52.435
26.2.	IMPRESE	263.836	140.893	201.277
26.2.0.	SOMME NON RIPARTIBILI	48.502	75.370	95.420
26.2.1.	RIPIANO DEBITI PREGRESSI	-	-	-
26.2.2.	ALTRI	215.334	65.523	105.857
26.3.	FAMIGLIE E ISTITUZIONI SOCIALI PRIVATE	46	774	774
26.3.2.	ALTRI	46	774	774
26.4.	ALTRI TRASFERIMENTI	4.692.952	7.077.796	7.113.698
26.4.1.	FONDI SPECIALI	-	238.344	238.344
26.4.3.	SOMME NON ALTROVE CLASSIFICATE	4.692.952	6.839.452	6.875.354
31.	**ACQUISIZIONI DI ATTIVITA' FINANZIARIE**	**950.790**	**349.911**	**527.058**
31.3.	CONCESSIONE DI PRESTITI	837.522	220.000	389.927
31.3.1.	A BREVE TERMINE	677	-	677
31.3.2.	A LUNGO TERMINE	836.845	220.000	389.250
31.4.	AZIONI E ALTRE PARTECIPAZIONI	113.268	129.911	137.131
31.4.2.	AZIONI NON QUOTATE	-	-	-
31.4.3.	ALTRE PARTECIPAZIONI	113.268	129.911	137.131

ALLEGATO G

PROGETTO DI BILANCIO DI COMPETENZA E DI CASSA DELLO STATO AL NETTO DELLE REGOLAZIONI DEBITORIE

ANALISI ECONOMICA DELLE PREVISIONI A LEGISLAZIONE VIGENTE DI SPESA PER IL 2008

(MIGLIAIA DI EURO)

		RESIDUI PRESUNTI AL 31/12/ 2007	COMPETENZA PER L' ANNO 2008	CASSA PER L' ANNO 2008
	TITOLO III - RIMBORSO PASSIVITA' FINANZIARIE	**6.606.988**	**198.212.470**	**198.213.656**
61.	**RIMBORSO PASSIVITA' FINANZIARIE**	**6.606.988**	**198.212.470**	**198.213.656**
61.2.	TITOLI	6.528.218	194.870.000	194.871.186
61.2.1.	A BREVE TERMINE	19.911	55.000.000	55.000.186
61.2.2.	A LUNGO TERMINE	6.508.307	139.870.000	139.871.000
61.3.	PRESTITI	78.770	3.342.470	3.342.470
61.3.2.	A LUNGO TERMINE	78.770	3.342.470	3.342.470
	TOTALE GENERALE	**84.822.320**	**665.121.344**	**686.541.701**

END